EXHIBIT 99.2

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE SPECIAL MEETING OF

THE SHAREHOLDERS AND OPTIONHOLDERS

OF

LEVON RESOURCES LTD.

ON JUNE 3, 2015

These materials are important and require your immediate attention. The shareholders and optionholders of Levon Resources Ltd. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAVE ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MAY 1, 2015

Dear Securityholder:

You are cordially invited to attend a special meeting (the "Meeting") of the shareholders ("Levon Shareholders") and optionholders ("Levon Optionholders" and, together with Levon Shareholders, "Levon Securityholders") of Levon Resources Ltd. ("Levon") to be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 3, 2015 at 10:00 a.m. (Vancouver time).

At the Meeting, you will be asked to consider and vote upon a proposed arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Levon, 1027949 B.C. Ltd. ("Spinco"), a wholly-owned subsidiary of Levon, SciVac, Ltd. ("SciVac") and the Levon Securityholders. The Arrangement will result, through a series of transactions, in:

•

Levon Shareholders receiving (i) one new common share of Levon (each, a "New Levon Share") and (ii) 0.5 of a common share of Spinco (each, a "Spinco Share") for each common share of Levon (each, a "Levon Share") held;

•	all options to purchase Levon Shares ("Levon Options") which are outstanding will be surrendered and transferred to Levon and cancelled;

•

securityholders of SciVac ("SciVac Securityholders") receiving that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares in exchange for the acquisition by Levon of all of the issued and outstanding ordinary shares of SciVac, all capital notes issued by SciVac and all loans made by certain SciVac Securityholders to SciVac;

•	the change of Levon's name to "SciVac Therapeutics Inc."; and

•	the change of Spinco's name to "Levon Resources Ltd."

On completion of the Arrangement, Spinco will own and operate the existing business of Levon and Levon will own and operate the existing business of SciVac. Levon Shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former SciVac Securityholders holding the remaining 68.4% of the issued and outstanding New Levon Shares. See the section in the accompanying Management Information Circular entitled "The Arrangement – Principal Steps of the Arrangement" for more information.

The Arrangement is intended to maximize value for Levon Shareholders in the face of a difficult market for resource issuers and to preserve Levon's capital. The Arrangement will result in Levon diversifying its business into the emerging biopharmaceutical industry, through the acquisition of SciVac, and Levon Shareholders maintaining an interest in Levon's existing business and assets by receiving Spinco Shares of a newly formed company that will hold Levon's existing resource assets.

i

In order to become effective, the Arrangement must be approved by a resolution passed by (i) not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class, (ii) not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, with the Levon Optionholders being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the record date of the Meeting in accordance with the terms of the Arrangement, and (iii) at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions. In addition to those approvals, completion of the Arrangement is subject to receipt of required regulatory approvals, including the approval of the Toronto Stock Exchange and the Supreme Court of British Columbia (the "Court") and other customary closing conditions, all of which are described in more detail in the accompanying Management Information Circular.

On March 19, 2015, SciVac entered into lock-up agreements (the "SciVac Lock-Up Agreements") with each of the directors and officers of Levon. The SciVac Lock-Up Agreements set forth, among other things, the agreement of Levon's directors and officers to vote their Levon Shares and Levon Options, as applicable, in favour of the Arrangement. As of April 24, 2015, the record date for the Meeting, approximately 10.07% of the issued and outstanding Levon Shares and approximately 76.63% of the outstanding Levon Options held by Levon's directors and officers were subject to the SciVac Lock-Up Agreements.

After taking into consideration, among other things, the terms of the Arrangement, the unanimous recommendation of a special committee of Levon directors established to review the Arrangement, discussions with Levon's legal and financial advisors, the certainty of value for Levon Securityholders and the requirement for Court and Levon Securityholder approval, the Levon board of directors (the "Levon Board") has unanimously concluded that the Arrangement is in the best interests of Levon and is fair to the Levon Securityholders and has approved the Arrangement and authorized its submission to the Levon Securityholders and to the Court for approval. Accordingly, the Levon Board unanimously recommends that the Levon Securityholders vote FOR the Arrangement. See the section in the accompanying Management Information Circular entitled "The Arrangement – Reasons for the Arrangement" for a summary of the principal reasons for the unanimous recommendation of the Levon Board.

The accompanying Notice of Meeting and Management Information Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Management Information Circular, including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal, or other professional advisor.

Voting

Your vote is important regardless of the number of Levon Shares or Levon Options that you own. If you are a registered Levon Shareholder or a Levon Optionholder and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form(s) of proxy. You should specify your choice by marking the box on the enclosed form(s) of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Valiant Trust Company, at its offices at 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, or by fax number 604-681-3067, or by toll free (in Canada) fax number 1-855-375-6916, or by Internet voting at https://proxy.valianttrust.com at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your Levon Shares but hold your Levon Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Levon Shares. See the section in the accompanying Management Information Circular entitled "General Proxy Information — Non-Registered Holders" for further information on how to vote your Levon Shares.

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Letter of Transmittal

If you are a registered Levon Shareholder we also encourage you to complete and return the enclosed letter of transmittal together with the certificate(s) representing your Levon Shares and any other required documents and instruments, to the depositary, Valiant Trust Company (the "Depositary"), in the enclosed return envelope in accordance with the instructions set out in the letter of transmittal so that if the Arrangement is approved, the New Levon Shares and Spinco Shares issuable in exchange for your Levon Shares can be sent to you as soon as possible after the Arrangement becomes effective. The letter of transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

If you hold your Levon Shares through a broker or other intermediary please contact that broker or other intermediary for instructions and assistance in receiving the New Levon Shares and Spinco Shares issuable in exchange for your Levon Shares.

While certain matters, such as the timing of the receipt of required regulatory approvals, are beyond the control of Levon, if the resolution approving the Arrangement is passed by the requisite majority at the Meeting, and the other conditions to closing are satisfied, it is anticipated that the Arrangement will be completed and become effective on or about June 5, 2015.

On behalf of Levon, we would like to thank you for your continued support as we proceed with this important transaction.

Yours very truly,

"Ron Tremblay"

Ron Tremblay

President & Chief Executive Officer

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LEVON RESOURCES LTD.

Suite 500, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("Levon Shareholders") and the holders of options to purchase common shares ("Levon Optionholders" and, together with Levon Shareholders, "Levon Securityholders") of Levon Resources Ltd. ("Levon") will be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 3, 2015 at 10:00 a.m. (Vancouver time) for the following purpose:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 1, 2015 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), the full text of which is set forth in Appendix A to the accompanying Management Information Circular (the "Circular");

2.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving a new rolling stock option plan for Levon for use following completion of the Arrangement, the full text of which is set forth in the Circular; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement, and is deemed to form part of this Notice of Meeting.

Levon Securityholders are entitled to vote at the Meeting either in person or by proxy. Registered Levon Shareholders and Levon Optionholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form(s) of proxy in accordance with the instructions set out in the proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Valiant Trust Company, at its offices at 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, or by fax number 604-681-3067, or by toll free (in Canada) fax number 1-855-375-6916, or by Internet voting at https://proxy.valianttrust.com at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. Please advise Levon of any change in your mailing address.

If you are not a registered Levon Shareholder, please refer to the section in the Circular entitled "General Proxy Information – Non-Registered Holders" for information on how to vote your Levon Shares.

Registered Levon Securityholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Levon securities subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order is set forth in Appendix D to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

iv

DATED at Vancouver, British Columbia this 1st day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"

Ron Tremblay

President & Chief Executive Officer

v

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	4
Information Contained in this Circular regarding SciVac	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	4
NOTE TO UNITED STATES SECURITYHOLDERS	6
CURRENCY AND EXCHANGE RATES	7
GLOSSARY OF TERMS	8
SUMMARY	16
The Meeting	16
Record Date	16
Purpose of the Meeting	16
The Arrangement	17
Background to the Arrangement	17
Recommendation of the Special Committee and the Levon Board	17
Reasons for the Arrangement	18
Fairness Opinion	19
Lock-Up Agreements	19
Levon and Spinco after the Arrangement	19
Court Approval	20
Non-Solicitation and Superior Proposals	20
Termination of the Arrangement Agreement	21
Procedure for Exchange of Levon Shares	21
Dissent Rights	21
Income Tax Considerations	22
Regulatory Law Matters and Securities Law Matters	22
Risk Factors	23
GENERAL PROXY INFORMATION	24
Solicitation of Proxies	24
Appointment and Revocation of Proxies	24
Non-Registered Holders	25
Voting of Proxies	25
Voting Shares and Principal Holders Thereof	26
THE ARRANGEMENT	27
Arrangement Mechanics	28
Principal Steps of the Arrangement	28
Background to the Arrangement	29
Recommendation of the Special Committee	30
Recommendation of the Levon Board	30
Reasons for the Arrangement	31
Fairness Opinion	32
SciVac Lock-Up Agreements	34
Approval of Arrangement Resolution	34
Court Approval of the Arrangement	35
Regulatory Approvals	36
Completion of the Arrangement	36
The Arrangement Agreement	36
Procedure for Exchange of Levon Shares	48
Expenses of the Arrangement	49
Interests of Certain Persons in the Arrangement	49
Regulatory Law Matters and Securities Law Matters	51

1

Risks Associated with the Arrangement	54
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	56
Holders Resident in Canada	57
Holders Not Resident in Canada	60
ELIGIBILITY FOR INVESTMENT	61
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	62
Scope of this Disclosure	63
U.S. Federal Income Tax Characterization of the Arrangement	64
Passive Foreign Investment Company Rules Applicable to the Arrangement	65
Tax Consequences of the Distribution	69
Dissenting U.S. Holders	69
Passive Foreign Investment Company Rules Applicable to the Ownership and Disposition of Spinco Shares Received in the Arrangement	70
General U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of Spinco Shares	72
Additional Considerations	73
DISSENT RIGHTS	75
ADOPTION OF NEW LEVON OPTION PLAN	76
New Levon Option Plan	76
Summary of the New Levon Option Plan	77
Approval of the New Levon Option Plan	79
INFORMATION CONCERNING LEVON	79
Documents Incorporated by Reference	79
Securities	80
Trading Price and Volume	80
Previous Purchases and Sales	81
Dividends Policy	81
Previous Distributions	82
AUDITORS, TRANSFER AGENTS AND REGISTRARS	82
Auditor	82
Registrar and Transfer Agents	82
INTEREST OF EXPERTS	83
INFORMATION CONCERNING SCIVAC	83
INFORMATION CONCERNING SPINCO	83
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	83
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	84
ADDITIONAL INFORMATION	84
APPROVAL OF DIRECTORS	85
CONSENT OF CASSEL SALPETER & CO., LLC	86

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APPENDICES

3

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of May 1, 2015.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Levon Securityholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAVE ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Information Contained in this Circular regarding SciVac

The information concerning SciVac, its affiliates and the SciVac Securityholders contained in this Circular has been provided by SciVac for inclusion in this Circular. In the Arrangement Agreement, SciVac provided a covenant to Levon that it would ensure that the information provided by it for the preparation of this Circular would not contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Circular in order to make any information so furnished or any information concerning SciVac, its affiliates and the SciVac Securityholders not misleading in light of the circumstances in which it is disclosed. Although Levon has no knowledge that would indicate that any statements contained herein relating to SciVac, its affiliates and the SciVac Securityholders taken from or based upon such information provided by SciVac are untrue or incomplete, neither Levon nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to SciVac, its affiliates and the SciVac Securityholders or for any failure by SciVac to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Levon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular contains "forward-looking statements" within the meaning of the Unites States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of the applicable Canadian Securities Laws (forward-looking information and forward-looking statements being collectively herein after referred to as "forward-looking statements") that are based on expectations, estimates and projections as at the date of this Circular. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; covenants of Levon and SciVac; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps of the Arrangement; statements relating to the business and future activities of, and developments related to, Levon, Spinco and SciVac after the date of this Circular and before the Effective Time and to and of Levon and Spinco after the Effective Time; Levon Securityholder approval and Court approval of the Arrangement; TSX approval of the Arrangement; the market position and future financial or operating performance of Levon or Spinco; and the liquidity of New Levon Shares and Spinco Shares following the Effective Time. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if a property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

4

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Levon or Spinco to continue to successfully compete in the market.

These forward-looking statements are based on the beliefs of the management of Levon or SciVac, as the case may be, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement by Levon Securityholders and the approval of the Arrangement and its fairness by the Court; the receipt of the required regulatory and third party approvals and consents, and the timing of the receipt thereof; general business and economic conditions; that the anticipated benefits of the Arrangement will be achieved; market competition; and tax benefits and tax rates.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Levon or Spinco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward- looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; general business, economic, competitive, political, regulatory and social uncertainties; mineral and gold and silver price volatility; risks related to competition; risks related to factors beyond the control of Levon, Spinco or SciVac; risks and uncertainties associated with exploration, development and mining operations; title risks; environmental risks and risks relating to environmental permitting and licenses; risks related to directors and executive officers of Levon possibly having interests in the Arrangement that are different from other Levon Securityholders; risks relating to the possibility that more than 3% of Levon Securityholders may exercise their Dissent Rights; dependence on key management, employees, consultants, and skilled personnel; the global economic climate; the execution of strategic growth plans; risks inherent to operating in Mexico through foreign subsidiaries; risks relating to the lack of hedging policies; dilution; market reaction to the Arrangement; insurance risks; and litigation.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Levon, Spinco or SciVac. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Levon, Spinco and SciVac. Some of the important risks and uncertainties that could affect forward-looking statements are described in the section entitled "Key Information – Risk Factors" of Levon's revised annual report on Form 20-F/A dated June 30, 2014 which is available on SEDAR at www.sedar.com and in the sections entitled "Risk Factors" in each of Appendix F and Appendix H to this Circular. Levon, Spinco and SciVac do not intend, and do not assume, any obligation to update any forward-looking statements, other than as required by applicable Law. For all of these reasons, Levon Securityholders should not place undue reliance on forward-looking statements.

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NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The New Levon Shares and Spinco Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3 (a)(10) Exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Levon Securityholders and SciVac Securityholders as further described in this Circular under the heading "The Arrangement - Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters", and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14 (a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Levon Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Levon and Spinco has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of United States Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In particular, and without limiting the generality of the foregoing, the requirements of NI 43-101 for identification of "reserves" are not the same as those of the SEC under the SEC's Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7 standards. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Further, the term "resource" does not equate to the term "reserve". The SEC's Guide 7 standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by Guide 7 standards in documents filed with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained tonnes" in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by Guide 7 standards as in place tonnage and grade without reference to unit measures. Investors are cautioned not to assume that all or any part of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into Industry Guide 7 compliant "reserves". Accordingly, information contained in this Circular containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal Securities Laws and the rules and regulations thereunder.

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Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles, auditing and auditor independence standards, respectively, in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Levon Securityholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Circular under the heading "Certain United States Federal Income Tax Considerations" and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Levon Securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Levon is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country and that some or all of the assets of Levon and the aforementioned persons are located outside the United States. As a result, it may be difficult or impossible for Levon Securityholders to effect service of process within the United States upon Levon, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States. In addition, Levon Securityholders should not assume that the courts of Canada (a) would allow them to sue Levon, its officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States, or (c) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets out, for each period indicated, the high and low exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during that period, and the exchange rate at the end of the period, in each case, based on the Bank of Canada noon spot rate of exchange.

	Month ended	Year ended December 31
	April 30, 2015	2014	2013	2012
High	$1.2612	$1.1643	$1.0697	$1.0418
Low	$1.1954	$1.0614	$0.9839	$0.9710
Average Rate for Period	$1.2331	$1.1045	$1.0299	$0.9996
Rate at End of Period	$1.2119	$1.1601	$1.0636	$0.9972

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On April 30, 2015, the day before the date of this Circular, the exchange rate for one United States dollar expressed in Canadian dollars was $1.2119, based on the Bank of Canada noon spot rate of exchange.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless otherwise defined herein or unless there is something in the subject matter inconsistent therewith, the following terms have the respective meanings set out below, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

"Acquisition Proposal"

means, other than the transactions contemplated by the Arrangement, any offer, proposal, expression of interest, or inquiry from any Person (other than SciVac, the SciVac Securityholders or any of their respective affiliates) made after the date of the Arrangement Agreement and that relates to:

(i)

any acquisition or sale, direct or indirect, whether in a single transaction or a series of related transactions, of: (a) the assets of Levon and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries;

(ii)

any take-over bid, tender offer or exchange offer for any class of equity securities of Levon or any of its subsidiaries that, if consummated, would result in any such Person beneficially owning 20% or more of any equity securities of Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries; or

(iii)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries.

"affiliate"		has the meaning ascribed thereto in the Securities Act.

"Arrangement"

means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement"		means the arrangement agreement dated March 19, 2015 between SciVac, Levon and Spinco.

8

"Arrangement Resolution"	means the special resolution of the Levon Securityholders approving the Arrangement, to be considered at the Meeting, substantially in the form set out in Appendix A to this Circular.

"BCBCA"	means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.

"Business Day"	means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or the State of Israel.

"Capital Notes"	means the capital notes issued by SciVac.

"Cassel Salpeter"	means Cassel Salpeter & Co., LLC.

"Circular"	means collectively, the Notice of Meeting and this Management Information Circular, including all appendices, sent to Levon Securityholders in connection with the Meeting.

"Court"	means the Supreme Court of British Columbia.

"Depositary"	means Valiant Trust Company, at such offices as are set out in the Letter of Transmittal.

"Dissent Options"	means the Levon Options held by a Dissenting Securityholder and in respect of which the Dissenting Securityholder has validly exercised Dissent Rights.

"Dissent Procedures"	has the meaning ascribed thereto in "Dissent Rights".

"Dissent Rights"	means the rights of Levon Securityholders to dissent in respect of the Arrangement described in the Plan of Arrangement.

"Dissenting Securityholder"

means a registered Levon Securityholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Dissent Shares and/or Dissent Options, as applicable.

"Dissent Shares"	means the Levon Shares held by a Dissenting Securityholder and in respect of which the Dissenting Securityholder has validly exercised Dissent Rights.

"DRS Statements"	means statements prepared by the Depositary pursuant to the Depositary's electronic direct registration system.

"Effective Date"

means the date upon which all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered.

"Effective Time"	means 12:01 a.m. (Vancouver time) on the Effective Date.

9

"Fair Market Value"

when applied to Levon Shares, means the volume weighted average price of the Levon Shares over the five trading days on the TSX ending the day prior to such determination; and, when applied to the Spinco Shares, means the value determined as of the Effective Time by the directors of Spinco, acting reasonably, and a certificate setting out such value shall forthwith thereafter be filed at the records office of Spinco, with a copy of such certificate to be delivered by Spinco to Levon.

"Final Order"

means the final order of the Court pursuant to Section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"Governmental Entity"

means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the TSX.

"Interim Order"

means the interim order of the Court granted May 1, 2015 made in connection with the Arrangement and providing for, among other things, the calling and holding of the Meeting, as the same may be amended, supplemented or varied by the Court.

"Intermediary"	has the meaning ascribed thereto in "General Proxy Information – Non-Registered Holders".

"IVA"	means Impuesto al Valor Agregado, a Mexican value added tax.

"Law" or "Laws"

means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

"Letter of Transmittal"	means the Letter of Transmittal sent by Levon to Registered Levon Shareholders for use in connection with the Plan of Arrangement.

"Levon"	means Levon Resources Ltd., a company existing under the BCBCA.

"Levon Board"	means the board of directors of Levon as the same is constituted from time to time.

"Levon Disclosure Letter"	means the disclosure letter executed by Levon and delivered to SciVac on March 19, 2015 in connection with the execution of the Arrangement Agreement.

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"Levon Lock-Up Agreements"	means the lock-up agreements between Levon and each of the SciVac Securityholders.

"Levon Mineral Properties"

means all mining claims (whether patented or unpatented), concessions, leases, licences, surface rights or other rights to explore for, exploit, develop, mine or produce minerals which any of Levon or any of the its subsidiaries owns, has an interest in, or has a right or option to acquire or use, including without limitation the Cordero Property, together with all joint venture, earn-in and other contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Levon Mineral Properties in Levon's possession or control relating to such Levon Mineral Properties.

"Levon Options"	means the outstanding options to purchase Levon Shares granted under or otherwise subject to the Levon Stock Option Plan, as set forth in the Levon Disclosure Letter.

"Levon Optionholders"	means the holders of Levon Options.

"Levon Securities"	means, collectively, the Levon Shares and the Levon Options.

"Levon Securityholders"	means, collectively, the Levon Shareholders and the Levon Optionholders.

"Levon Shareholders"	means the holders of Levon Shares.

"Levon Shares"	means the common shares in the authorized share structure of Levon, as currently constituted.

"Levon Stock Option Plan"	means the stock option plan of Levon, as amended, as most recently approved by Levon Shareholders on September 21, 2012.

"Liens"

means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Loans"	means the loans made by certain SciVac Securityholders to SciVac.

"Material Adverse Effect"

means, in respect of any Party, any change, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, effects, events, circumstances, facts or occurrences, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, except any change, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions, including in Israel, Mexico, Canada or the United States; (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to comparable companies); (iv) the commencement or continuation of any war, armed hostilities or acts of terrorism; (v) any decrease in the trading price or any decline in the trading volume of that Person's securities (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (iv) above and (vi) to (viii) below) may be taken into account in determining whether a Material Adverse Effect has occurred); (vi) any actions taken (or omitted to be taken) by a Party upon the written request of any other Party; (vii) any changes in applicable Laws or IFRS, including authoritative interpretations thereof; or (viii) earthquakes, hurricanes, other natural disasters or acts of god.

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"material fact"	has the meaning ascribed to it in the Securities Act.

"Meeting"

means the special meeting of Levon Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution.

"Meeting Materials"	means this Circular, the form of proxy and the Letter of Transmittal.

"MI 61-101"	means Multilateral Instrument 61- 101 – Protection of Minority Shareholders in Special Transactions.

"Name Change"	means the change of Levon's name from "Levon Resources Ltd." to "SciVac Therapeutics Inc." or such other name as may be approved by SciVac in its sole discretion.

"New Levon"	means Levon after the completion of the Arrangement.

"New Levon Option Plan"

means the 10% rolling stock option plan of New Levon to be considered by the Levon Shareholders at the Meeting, which, if approved, will govern, among other things, options to purchase New Levon Shares after completion of the Arrangement.

"New Levon Shares"	means the common shares in the authorized share structure of New Levon to be created and issued under the Arrangement.

"NI 43-101"	means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

"NI 45-102"	means National Instrument 45-102 – Resale of Securities.

"NIS"	means New Israeli Shekels;

"Non-Registered Holder"	has the meaning ascribed thereto in "General Proxy Information – Non-Registered Holders".

"Offerors"	means all the shareholders of SciVac.

"Outside Date"	means December 31, 2015, or such later date as may be agreed to in writing by the Parties.

"Parties"	means SciVac, Levon and Spinco and "Party" means any one of them.

"Person"

includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

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"Plan of Arrangement"

means the plan of arrangement in the form and content set out in Appendix B to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement.

"Record Date"	means April 24, 2015.

"Registered Levon Shareholder"	means a registered holder of Levon Shares.

"Regulation S"	means Regulation S promulgated by the SEC pursuant to the U.S. Securities Act.

"Retained Assets"

means he following assets of Levon: (i) CAD$27,000,000 in cash; and (ii) all minute books of Levon and copies of all books, ledgers, files, lists, reports, operating records, correspondence, and other data and information, including all data and information stored on computer-related or other electronic media, relating to Taxes of Levon or which may reasonably be required by Levon after the Effective Time in connection with Returns, for audit purposes or in connection with required public disclosure pursuant to applicable Securities Laws or stock exchange rules.

"SciVac"	means SciVac Ltd.

"SciVac Lock-Up Agreements"	means the lock-up agreements between SciVac and each of the officers and directors of Levon and any Person under such officer's or director's control that holds Levon Shares or Levon Options.

"SciVac Securityholders"	means the Offerors, the holders of the Capital Notes and the holders of the Loans.

"SciVac Shares"	means the ordinary shares, nominal value NIS 1.00 per share, in the authorized share capital of SciVac, as currently constituted.

"SEC"	means the United States Securities and Exchange Commission.

"Section 3(a)(10) Exemption"	means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof.

"Securities Act"	means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Securities Authorities"	means the securities commissions or other securities regulatory authorities in each of the provinces of Canada other than Quebec, and the SEC, collectively.

"Securities Laws"

means the Securities Act, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable Canadian provincial or U.S. securities laws, rules and regulations and published policies thereunder, as applicable, as now in effect and as they may be promulgated or amended from time to time.

"SEDAR"	means the System for Electronic Disclosure Analysis and Retrieval.

"Special Committee"	means the special committee of the Levon Board formed to consider the Arrangement.

13

"Spinco"	means 1027949 B.C. Ltd., a company existing under the BCBCA and a wholly-owned subsidiary of Levon.

"Spinco Assets"	means all of the assets of Levon (including, for greater certainty, the assets listed in Schedule G to the Arrangement Agreement) other than the Retained Assets.

"Spinco Disposition"	means the distribution by Levon of Spinco Shares to Levon Shareholders pursuant to the Arrangement.

"Spinco Liabilities"

means all liabilities or obligations of any type whatsoever (whether contingent or absolute, and including all future obligations) of Levon and its subsidiaries that, following the Effective Time, Levon or any of its subsidiaries pays or discharges, or is legally or otherwise obliged to pay or discharge, but which relates to or was incurred or accrued the period prior to the Effective Time, including, without limitation, (i) any Employee Obligations (as defined in the Arrangement Agreement), (ii) any Environmental Liabilities (as defined in the Arrangement Agreement), (iii)all liabilities or obligations of any type whatsoever of Levon in connection with any Tax (as defined in the Arrangement Agreement) which is payable to any Governmental Entity, including any Tax in connection with either (a) the Spinco Reorganization (as defined in the Arrangement Agreement) or (b) in respect of the Spinco Disposition (as defined in the Arrangement Agreement) (but only to the extent that such Tax is payable after Levon has claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for the taxation year of Levon that includes the Spinco Reorganization and the Spinco Disposition, (iv) all costs of Spinco in connection with the Arrangement or the listing of the Spinco Shares on a stock exchange and (v) all costs of Levon's legal, financial, accounting and other advisors of Levon in connection with this

"Spinco Shares"	means the common shares in the authorized share capital of Spinco.

"subsidiary"

means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer.

"Superior Proposal"	means a bona fide unsolicited, written Acquisition Proposal made after the date of the Arrangement Agreement that:

(i) did not result from a breach of Section 7.1 or Section 7.2 of the Arrangement Agreement by Levon or its Representatives;

(ii)

relates to the acquisition of not less than 50% of the outstanding Levon Shares (other than Levon Shares owned by the Person making the Acquisition Proposal together with its affiliates) or not less than 50% of the consolidated assets of Levon and its subsidiaries;

(iii)

is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

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	(iv)	if it relates to the acquisition of outstanding Levon Shares, is made available to all Levon Shareholders on the same terms and conditions;

(v)

if subject to a due diligence or access condition, such access shall not continue beyond the 10th Business Day after the day on which access is first afford to the person making the Acquisition Proposal and provided the foregoing shall not restrict the ability of such third party to continue to review information provide to it by Levon beyond such due diligence period;

(vi)

is fully financed or in respect of which the Levon Board has concluded, in good faith and after receiving the advice of its outside legal and financial advisors, there is a reasonable likelihood that any required financing will be obtained without undue delays or conditions; and

	(vii)	in respect of which the Levon Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that

	(A)	failure to recommend such Acquisition Proposal to the Levon Securityholders would be inconsistent with its fiduciary duties under applicable Law; and

(B)

having regard to all of its terms and conditions, such Acquisition Proposal, would likely, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Levon Securityholders from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by SciVac pursuant to Section 7.3(b) of the Arrangement Agreement.

"Tax Act"	means the Income Tax Act (Canada), as amended from time to time.

"Termination Fee"	means an amount equal to US $1,000,000.

"TSX"	means the Toronto Stock Exchange.

"U.S. Exchange Act"	means the United States Securities Exchange Act of 1934, as the same has been and hereinafter from time to time may be amended.

"U.S. Person"	has the meaning ascribed to such term under Rule 902(k) of Regulation S of the U.S. Securities Act.

"U.S. Securities Act"	means the United States Securities Act of 1933, as the same has been and hereinafter from time to time may be amended.

"United States" or "U.S."	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

15

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

The Meeting will be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 3, 2015 at 10:00 a.m. (Vancouver time).

Record Date

Only Levon Securityholders of record as at 5:00 p.m. (Vancouver time) on April 24, 2015 will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof. Only Levon Securityholders of record as at 5:00 p.m. (Vancouver time) on April 24, 2015 will be entitled to vote at the Meeting.

Purpose of the Meeting

The Meeting is a special meeting of Levon Securityholders. At the Meeting, Levon Securityholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix A to this Circular. In order to implement the Arrangement, the Arrangement Resolution must be approved, with or without amendment, by:

(i)	not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class;

(ii)

not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, with the Levon Optionholders being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the record date of the Meeting in accordance with the terms of the Arrangement; and

(iii)

at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of MI 61-101.

 See "The Arrangement — Approval of Arrangement Resolution" and "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101".

Additionally, at the Meeting, Levon Securityholders will be asked to consider and, if demed advisable, to pass, with or without amendment, an ordinary resolution approving the New Levon Option Plan, the full text of which is set out in the section entitled "Adoption of New Levon Option Plan" in this Circular. See "Adoption of New Levon Option Plan".

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The Arrangement

The Arrangement will be effected by way of a court-approved Plan of Arrangement under the BCBCA and will result, through a series of transactions, in:

•	Levon Options outstanding at the Effective Time being surrendered and transferred to Levon and cancelled;

•	Levon Shareholders receiving one New Levon Share and 0.5 of a Spinco Share for each Levon Share held;

•

SciVac Securityholders receiving that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares in exchange for the transfer to Levon of all of the issued and outstanding SciVac Shares, the Capital Notes and the Loans; and

•	the Name Change.

On completion of the Arrangement, Spinco will own and operate the existing business of Levon and Levon will own and operate the existing business of SciVac. Levon Shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the SciVac Securityholders holding the remaining 68.4% of the issued and outstanding New Levon Shares. See "The Arrangement – Principal Steps of the Arrangement", "Information Concerning SciVac", "Information Concerning New Levon" and "Information Concerning Spinco" and Appendix F, Appendix G and Appendix H to this Circular.

A copy of the Plan of Arrangement is attached as Appendix B and forms an integral part of this Circular. Levon Securityholders are encouraged to read the Arrangement Agreement as it is the principal agreement that governs the Arrangement. The Arrangement Agreement may be found under Levon's company profile on SEDAR at www.sedar.com. For a summary of the principal provisions of the Arrangement Agreement, see "The Arrangement - The Arrangement Agreement".

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Levon and SciVac and their respective advisors. See "The Arrangement – Background to the Arrangement" for a summary of the meetings, negotiations, discussions and actions between Levon and SciVac that preceded the execution and public announcement of the Arrangement Agreement.

Recommendation of the Special Committee and the Levon Board

After careful consideration of a number of factors, as described under the heading "The Arrangement — Reasons for the Arrangement", and having considered the opinion of Cassel Salpeter, as described under the heading "The Arrangement – Fairness Opinion", the Special Committee has unanimously recommended that the Levon Board approve the Arrangement and recommend that Levon Securityholders vote for the Arrangement and the Levon Board has unanimously determined that the Plan of Arrangement is in the best interests of Levon and is fair to the Levon Securityholders. Accordingly, the Levon Board unanimously recommends that Levon Securityholders vote FOR the Arrangement Resolution.

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Reasons for the Arrangement

The following is a summary of the principal reasons for the unanimous recommendation of the Levon Board that Levon Securityholders vote FOR the Arrangement Resolution:

•

Continued Participation by Levon Shareholders in the Levon Mineral Properties Through Spinco. Levon Shareholders, through their ownership of Spinco Shares, will continue to participate in the opportunities associated with the Levon Mineral Properties being transferred to Spinco. Such former Levon Shareholders will hold 100% of the issued and outstanding Spinco Shares upon completion of the Arrangement and Spinco will have the same staff and management team and approximately $6 million in cash to pursue the exploration business formerly run by Levon.

•

Participation by Levon Shareholders in SciVac's Business Through Levon. Levon Shareholders, through their ownership of New Levon Shares, will have the ability to participate in the opportunities associated with SciVac's business of developing, producing and marketing recombinant human healthcare biotech products being transferred to Levon. Such former Levon Shareholders will hold 31.6% of the issued and outstanding New Levon Shares upon completion of the Arrangement.

•	Process. Following negotiations with SciVac and careful consideration of the alternatives, the Levon Board considers the Arrangement to be the best available means to maximize shareholder value.

•

Recommendation of Special Committee. The Special Committee, comprised of independent directors on the Levon Board, has concluded, after receiving advice from its financial and legal advisors, that the Arrangement is in the best interests of Levon and is fair to the Levon Securityholders and has unanimously recommended that the Levon Board approve the Arrangement.

•

Fairness Opinion. Cassel Salpeter provided a written opinion to the Special Committee and the Levon Board to the effect that, as of March 19, 2015, and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement was fair, from a financial point of view, to Levon.

•

Low Completion Risk. There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. The Arrangement is subject to conditions that are in line with similar transactions of this nature.

•

Required Levon Securityholder and Court Approval. The Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class, (ii) not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, with each Levon Optionholder being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the Record Date in accordance with the terms of the Arrangement, and (iii) at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of MI 61-101. The Arrangement must also be sanctioned by the Court, which will consider, among other things, the fairness of the Arrangement to Levon Securityholders.

•

Terms of the Arrangement Agreement. The Arrangement Agreement allows the Levon Board, before the Meeting, to consider and respond, in accordance with its fiduciary duties, to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The terms of the Arrangement Agreement, including the Termination Fee payable in connection with a termination of the Arrangement Agreement in certain circumstances, are customary and reasonable in the circumstances.

•

Dissent Rights. Registered Levon Securityholders who oppose the Arrangement may, on strict compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Levon Securities in accordance with the Arrangement.

•

SciVac Lock-Up Agreements. Levon's directors and officers, who, as of the Record Date, in the aggregate hold approximately 10.07% of the issued and outstanding Levon Shares and approximately 76.63% of the outstanding Levon Options have entered into the SciVac Lock-Up Agreements pursuant to which they agree to vote in favour of the Arrangement.

18

See "Cautionary Note Regarding Forward-Looking Statements and Risks" and "The Arrangement – Reasons for the Arrangement".

Fairness Opinion

Cassel Salpeter rendered its oral opinion to the Special Committee and the Levon Board on March 19, 2015 (which was subsequently confirmed in writing by delivery of Cassel Salpeter's written opinion dated the same date) to the effect that, as of March 19, 2015, and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement was fair, from a financial point of view, to Levon.

The opinion was addressed solely to the Special Committee and the Levon Board for the use and benefit of the members of the Special Committee and the Levon Board (in their capacities as such) in connection with the Special Committee's and the Levon Board's evaluation of the Arrangement. The opinion only addressed, as of the date of the opinion, the fairness, from a financial point of view, to Levon of the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement and did not address any other aspect or implication of the Arrangement or the Arrangement Agreement. The summary of Cassel Salpeter's opinion in this Circular is qualified in its entirety by reference to the full text of the written opinion, which is included as Appendix C to this Circular and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. Subject to the terms of its engagement, Cassel Salpeter has consented to the inclusion in this Circular of its opinion in its entirety, together with the summary herein and other information relating to Cassel Salpeter and its opinion. However, neither Cassel Salpeter's written opinion nor the summary of its opinion set forth in this Circular are intended to be, and do not constitute, advice or a recommendation to any Levon Securityholder or any other security holder as to how such holder should vote or act with respect to any matter relating to the Arrangement or otherwise.

Lock-Up Agreements

On March 19, 2015, SciVac entered into a SciVac Lock-Up Agreement with each of the directors and officers of Levon. The SciVac Lock-Up Agreements set forth, among other things, the agreement of each director and officer of Levon to vote in favour of the Arrangement Resolution. As of the Record Date, approximately 10.07% of the issued and outstanding Levon Shares and approximately 76.63% of the outstanding Levon Options were subject to the SciVac Lock-Up Agreements. See "The Arrangement – SciVac Lock-Up Agreements".

Levon and Spinco after the Arrangement

SciVac is currently owned by the Offerors and is engaged in the development, production and marketing of recombinant human healthcare biotech products. Upon completion of the Arrangement, Levon will own and operate the existing business of SciVac and Levon Shareholders will own 31.6% of Levon, with the remaining 68.4% owned by the SciVac Securityholders. It is a condition precedent to the obligations of Levon and SciVac to complete the Arrangement that the TSX has conditionally approved the listing of the New Levon Shares to be issued pursuant to the Arrangement, subject only to the satisfaction by Levon of customary listing conditions of the TSX. Levon will continue to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland following completion of the Arrangement. See "Information Concerning SciVac" and "Information Concerning New Levon" and Appendix F and Appendix G to this Circular.

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Spinco is currently a wholly-owned subsidiary of Levon that has been formed to acquire and hold the Spinco Assets. The registered and records office of Spinco is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Upon completion of the Arrangement, Levon Shareholders (including former Levon Optionholders who receive Spinco Shares) will own 100% of Spinco and Spinco will hold the Spinco Assets, including the Levon Mineral Properties and approximately $6 million in cash. Spinco expects that it will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland following completion of the Arrangement. Application will be made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX and there is no assurance such a listing will be obtained. See "Information Concerning Spinco" and Appendix H to this Circular.

Court Approval

The Arrangement requires Court approval under the BCBCA. In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the Levon Securityholders and to the SciVac Securityholders, which will, in part, serve as the basis for the Section 3(a)(10) Exemption. Before the mailing of this Circular, Levon obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. If the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, Levon intends to make an application to the Court for the Final Order at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, on June 4, 2015 at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. The Final Order is required for the Arrangement to become effective, and before the hearing of the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the New Levon Shares and Spinco Shares to be issued pursuant to the Arrangement. Levon has been advised by its legal counsel, Stikeman Elliott LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments and in accordance with the Arrangement Agreement, Levon may determine not to proceed with the Arrangement.

Any Levon Securityholder or SciVac Securityholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 1, 2015 along with any other documents required, all as set out in the Interim Order and Notice of Petition for Final Order, the texts of which are set out in Appendix D to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisor with respect to the legal rights available to them in relation to the Arrangement and as to the necessary requirements to assert any such rights. See "The Arrangement - Court Approval of the Arrangement".

Non-Solicitation and Superior Proposals

Pursuant to the Arrangement Agreement, Levon has agreed not to solicit, initiate, encourage or facilitate the initiation of any inquires or proposals which would constitute an Acquisition Proposal. However, the Levon Board has the right to consider and accept a Superior Proposal provided certain conditions are satisfied, including the condition that SciVac is provided a five Business Day right to match the Superior Proposal. If Levon accepts a Superior Proposal and terminates the Arrangement Agreement, Levon must, before or concurrent with such termination, pay SciVac the Termination Fee. Levon can only consider and accept a Superior Proposal before the Meeting. See "The Arrangement - The Arrangement Agreement – Non-Solicitation Covenants and Rights to Accept a Superior Proposal" and "The Arrangement - The Arrangement Agreement – Right to Match".

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Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated before the Effective Time in certain circumstances. Such termination may, in certain circumstances, result in the payment by Levon to SciVac of the Termination Fee. See "The Arrangement – The Arrangement Agreement – Termination" and "The Arrangement – The Arrangement Agreement – Termination Fee".

Procedure for Exchange of Levon Shares

At the time of sending this Circular to each Levon Shareholder, Levon is also sending to each Registered Levon Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Levon Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the consideration in respect of their Levon Shares.

The Letter of Transmittal contains instructions with respect to the deposit of certificates representing Levon Shares with the Depositary in order to receive the certificates or DRS Statements representing New Levon Shares and Spinco Shares to which Registered Levon Shareholders are entitled under the Arrangement.

No fractional New Levon Shares or fractional Spinco Shares will be issued. Where the aggregate number of New Levon Shares or Spinco Shares to be issued under the Arrangement would result in a fraction of a New Levon Share or Spinco Share being issuable to a Levon Shareholder or a SciVac Securityholder, as applicable, the number of New Levon Shares or Spinco Shares to be received by such Levon Shareholder or SciVac Securityholder, as applicable, will be rounded down to the nearest whole New Levon Share or Spinco Share, as the case may be, and such Levon Shareholder or SciVac Securityholder will not be entitled to compensation in respect of such fractional New Levon Share or Spinco Share, as the case may be. See "The Arrangement – Procedure for Exchange of Levon Shares".

Dissent Rights

The Plan of Arrangement provides that the Levon Securities of registered Levon Securityholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Levon Securities, will be acquired by Levon as at the Effective Time, in consideration for the payment by Levon of the fair value thereof, in cash. SciVac is not obligated to complete the Arrangement if registered Levon Securityholders holding more than 3% of the issued and outstanding Levon Shares and Levon Options exercise the Dissent Rights in respect of the Arrangement. Registered Levon Securityholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

Any Dissenting Securityholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Levon Securities will be deemed to have participated in the Arrangement on the same basis as non- Dissenting Securityholders, and (i) each Levon Share held by such Dissenting Securityholder, if any, will be deemed to be transferred to and acquired by Levon in exchange for one New Levon Share and 0.5 of a Spinco Share, and (ii) each Levon Option held by such Dissenting Securityholder, if any, will be deemed to be cancelled, in each case in accordance with the Plan of Arrangement. In no case, however, will Levon or Spinco or any other person be required to recognize such persons as holders of Levon Securities after the Effective Time, and the names of such persons will be deleted from the central securities registers of Levon at the Effective Time. See "Dissent Rights".

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Income Tax Considerations

Canadian Federal Income Tax Matters

Please refer to the summary of Canadian federal income tax considerations contained in this Circular set forth under "Certain Canadian Federal Income Tax Considerations". All Levon Securityholders should consult their own tax advisors for advice with respect to their own particular circumstances.

U.S. Federal Income Tax Matters

The following summary is qualified in its entirety by the more detailed discussion and the assumptions under the heading "Certain United States Federal Income Tax Considerations". All Levon Securityholders should consult with their own tax advisors.

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that: (i) the redesignation of all of the Levon Shares as "Class A Common Shares"; (ii) the creation of the New Levon Common Shares; and (iii) the transfer by every Levon Shareholder of all outstanding Levon Shares to Levon in exchange for one New Levon Common Share and 0.5 of a Spinco Share for each Levon Share; and (iv) the cancellation of the Class A Common shares, will properly be treated, under the step transaction doctrine or otherwise, as: (i) a tax-deferred exchange by Levon Shareholders of their Levon Shares for New Levon Common Shares under Section 368(a)(1)(E) or Section 1036 of the Code; and (ii) a distribution of the Spinco Shares under Section 301 of the Code.

Levon believes that it was a "passive foreign investment company" or "PFIC" for prior tax years and based on current business plans and financial expectations, Levon expects to be a PFIC for the tax year that includes the Arrangement. As a result, U.S. Holders (as defined below) could potentially be subject to adverse U.S. federal income tax consequences applicable to certain distributions from a PFIC in connection with the distribution of the Spinco Shares pursuant to the Arrangement unless one of the elections described under "Certain United States Federal Income Tax Considerations" has been timely and effectively made.

Regulatory Law Matters and Securities Law Matters

Canadian Securities Law Matters

Levon is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Levon Shares are listed and posted for trading on the TSX, the Frankfurt Stock Exchange and the OTCQX marketplace in the U.S. It is a condition precedent to the obligations of Levon and SciVac to complete the Arrangement that the TSX has conditionally approved the listing of the New Levon Shares to be issued pursuant to the Arrangement, subject only to the satisfaction by Levon of customary listing conditions of the TSX.

Upon completion of the Arrangement, Spinco expects that it will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Application will be made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on the TSX or any other stock exchange. It is not a condition of the Arrangement that the TSX has conditionally approved the listing of the Spinco Shares. As the Spinco Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of Spinco Shares may not have a market for their shares.

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The distribution of the New Levon Shares and Spinco Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The New Levon Shares and Spinco Shares received pursuant to the Arrangement will not bear any legend under Canadian Securities Laws and may be resold through registered dealers in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland provided that (i) Levon or Spinco, as applicable, is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in NI 45 -102, (iii) no unusual effort is made to prepare the market or to create a demand for the New Levon Shares or Spinco Shares, (iv) no extraordinary commission or consideration is paid to a person in respect of such sale, and (v) if the selling securityholder is an insider or officer of Levon or Spinco, as applicable, the selling securityholder has no reasonable grounds to believe that Levon or Spinco, as applicable, is in default of applicable Canadian Securities Laws.

Each Levon Securityholder is urged to consult his, her or its professional advisors to determine the conditions and restrictions applicable under Canadian Securities Laws to trades in New Levon Shares and Spinco Shares that the Levon Securityholder is entitled to receive under the Arrangement. See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters".

United States Securities Law Matters

Levon is a reporting issuer with the SEC and files reports as a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act. The Levon Shares currently are quoted for trading on the OTCQX International.

The New Levon Shares and Spinco Shares to be issued by Levon to Levon Securityholders and SciVac Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more outstanding securities or interests where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of New Levon Shares and Spinco Shares received pursuant to the Arrangement by persons who will be "affiliates" of Levon and Spinco after the Effective Time or who have been affiliates of Levon or SciVac within 90 days before the Effective Time. See "The Arrangement - Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters".

Risk Factors

Levon Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: the Arrangement Agreement may be terminated in certain circumstances, including the occurrence of a Material Adverse Effect relating to Levon; there can be no certainty that all conditions precedent to the Arrangement will be satisfied; Levon will incur costs even if the Arrangement is not completed, and may also be required to pay the Termination Fee to SciVac; directors and executive officers of Levon may have interests in the Arrangement that are different from those of the other Levon Securityholders; the market price for Levon Shares may decline if the Arrangement is not completed; the issue of New Levon Shares under the Arrangement may cause the market price of New Levon Shares to decline; and there is currently no market for the Spinco Shares. For more information see "The Arrangement - Risks Associated with the Arrangement".

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Additional risks and uncertainties, including those currently unknown or considered immaterial by Levon, may also adversely affect the Levon Shares and Spinco Shares or the business of Levon or Spinco following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Levon Securityholders should also carefully consider the risk factors associated with the business of Levon set forth in the section entitled "Key Information – Risk Factors" of Levon's revised annual report on Form 20- F/A dated June 30, 2014, which is available on SEDAR at www.sedar.com and the risk factors set forth in the section entitled "Risk Factors" in Appendix H to this Circular, as such risk factors will be associated with the business of Spinco following completion of the Arrangement. Levon Securityholders should also carefully consider the risk factors associated with the business of SciVac set forth in the section entitled "Risk Factors" in Appendix F to this Circular as such risk factors will be associated with the business of Levon following completion of the Arrangement.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Levon for use at the Meeting, to be held on June 3, 2015, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Levon at nominal cost. All costs of solicitation by management will be borne by Levon.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy have been selected by the Levon Board and have agreed to represent, as proxyholder, Levon Securityholders appointing them. A LEVON SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO MUST BE A LEVON SHAREHOLDER AS MORE SPECIFICALLY SET OUT BELOW) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Valiant Trust Company, at its offices at 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, or by fax number 604-681-3067, or by toll free (in Canada) fax number 1-855-375-6916, or by Internet voting at https://proxy.valianttrust.com not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion without notice.

A person must not be appointed a proxyholder unless the person is a Levon Shareholder, unless: (a) the Levon Shareholder is a corporation; (b) there is only one Levon Shareholder at the time of the Meeting; or (c) the remaining Levon Shareholders present in person or represented by proxy at the Meeting for which the proxyholder is appointed, by resolution on which the proxyholder is not entitled to vote, permit the proxyholder to attend and vote at the Meeting.

A Registered Levon Shareholder or Levon Optionholder who has given a proxy may revoke it by an instrument in writing executed by the Registered Levon Shareholder or Levon Optionholder or by his or her attorney authorized in writing or, where the Registered Levon Shareholder or Levon Optionholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Levon's head office, at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by Law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

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Non-Registered Holders

Only Registered Levon Shareholders and Levon Optionholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Levon Shareholders are "non- registered" shareholders because the Levon Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Levon Shares. A person is not a Registered Levon Shareholder (a "Non-Registered Holder") in respect of Levon Shares which are held either (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), or its nominee, of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Levon has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders other than Non-Registered Holders that have waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non- Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Levon Shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Valiant Trust Company, or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Levon Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non- Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting of Proxies

LEVON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH LEVON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER. Therefore, unless you give contrary instructions, the persons designated will vote your Levon Shares at the Meeting as follows:

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✓ FOR the Arrangement Resolution.

✓ FOR the ordinary resolution to approve the New Levon Option Plan, the full text of which is set out under the heading "Adoption of New Levon Option Plan" in this Circular.

LEVON OPTIONS REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH LEVON OPTIONS WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE OPTIONHOLDER. Therefore, unless you give contrary instructions, the persons designated will vote your Levon Options at the Meeting as follows:

✓ FOR the Arrangement Resolution.

The enclosed form(s) of proxy when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendment to or variation of a matter identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. If an amendment to or variation of a matter identified in the Notice of Meeting is properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form(s) of proxy to vote in accordance with their best judgment on such matter or business. At the time of the printing of this Circular, the management of Levon knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Shares and Principal Holders Thereof

The authorized share structure of Levon consists of an unlimited number of Levon Shares. Only Registered Levon Shareholders are entitled to receive notice of or to attend and vote at any meetings of Levon Shareholders. As at the Record Date, there were 231,564,423 Levon Shares issued and outstanding. Each Levon Share will entitle the holder thereof to one vote on the Arrangement Resolution. A quorum for the transaction of business at the Meeting is two Levon Shareholders present in person or represented by proxy.

Levon Shareholders of record as at 5:00 p.m. (Vancouver time) on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Levon Shares voted at the Meeting.

As at the Record Date, there were 21,597,500 Levon Options issued and outstanding. For the purposes of the Meeting, each Levon Optionholder whose name is entered on the register of Levon Optionholders as at 5:00 p.m. (Vancouver time) on the Record Date will be entitled to attend the Meeting in person or appoint a proxy nominee to attend the Meeting. Each Levon Optionholder will be entitled to one vote for each Levon Share such Levon Optionholder would receive upon a valid exercise of Levon Options held by that Levon Optionholder as of the Record Date.

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To the knowledge of the directors and executive officers of Levon, and based on Levon's review of electronic filings on SEDAR and insider reports filed on the System for Electronic Disclosure by Insiders, as of the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Levon Shares carrying more than 10% of the voting rights attached to all Levon Shares, except for Ron Tremblay, who holds, directly and indirectly through Stone's Throw (Barbados) Ltd. and Stone's Throw Capital Corp., and exercises control or direction over 18,806,000 Levon Shares, representing approximately 8.12% of the issued and outstanding Levon Shares as of the Record Date, and 9,500,000 Levon Options, representing 43.99% of the outstanding Levon Options as of the date of the Circular, which represent, in the aggregate, 11.18% of the outstanding Levon Securities as of the Record Date.

SciVac has confirmed to Levon that neither SciVac nor any of its affiliates held any Levon Shares (or securities convertible into Levon Shares) or Levon Options as at either the Record Date or the date of this Circular.

THE ARRANGEMENT

At the Meeting, Levon Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the BCBCA pursuant to the terms of the Interim Order, the Arrangement Agreement and the Plan of Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Levon under its profile on SEDAR at www.sedar.com on March 26, 2015, and the Plan of Arrangement, which is attached as Appendix B to this Circular.

In order to implement the Arrangement, the Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class, (ii) not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, and (iii) at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote. See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61- 101". Each Levon Share will entitle the holder thereof to one vote on the Arrangement Resolution. Each Levon Optionholder will be entitled to one vote for each Levon Share such Levon Optionholder would receive upon a valid exercise of Levon Options held by that Levon Optionholder as of the Record Date.

A copy of the Arrangement Resolution is set out in Appendix A to this Circular.

SciVac has entered into a SciVac Lock-Up Agreement with each of Levon's directors and officers pursuant to which each such director and officer have agreed to vote their Levon Shares and Levon Options, as applicable, in favour of the Arrangement.

Unless otherwise directed, management will vote FOR the Arrangement Resolution. If you do not specify how you want your Levon Shares and/or Levon Options voted, or if both choices are specified, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement Resolution is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect at the Effective Time (which will be at 12:01 a.m. (Vancouver time) or such other time as the Parties agree in writing) on the Effective Date (which is expected to be on or about June 5, 2015).

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Arrangement Mechanics

The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The Arrangement will result, through a series of transactions, in:

•	Levon Options outstanding at the Effective Time being surrendered and transferred to Levon and cancelled;

•	Levon Shareholders receiving one New Levon Share and 0.5 of a Spinco Share for each Levon Share held;

•

SciVac Securityholders receiving that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares in exchange for the transfer to Levon of all of the issued and outstanding SciVac Shares, the Capital Notes and the Loans; and

•	the Name Change.

Upon completion of the Arrangement, Spinco will own and operate the existing business of Levon and Levon will own and operate the existing business of SciVac. Levon Shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the SciVac Securityholders holding the remaining 68.4% of the issued and outstanding New Levon Shares.

Principal Steps of the Arrangement

Below is a brief description of the principal steps of the Arrangement set out in the order they will occur.

Cancellation of Levon Options and Dissent Options

Levon Options outstanding at the Effective Time will be surrendered and transferred to Levon and cancelled.

Each Dissent Option held by a Dissenting Securityholder will be surrendered and transferred to Levon and cancelled in exchange for a cash payment from Levon of an amount agreed upon with Levon or equal to the fair value thereof determined in accordance with Section 5 of the Plan of Arrangement and Sections 237 to 247 of the BCBCA.

Redesignation of Levon Shares and Creation of New Levon Shares

The identifying name of Levon Shares will be changed from "Common" shares to "Class A Common" shares and the special rights and restrictions set out in Appendix A to the Plan of Arrangement will attach to the Levon Shares. An unlimited number of New Levon Shares, being shares without par value the identifying name of which will be "Common" shares, will be created as a class, and Levon's articles will be amended to include Part 26 as set out in Appendix A to the Plan of Arrangement. Levon's notice of articles will also be altered to reflect the foregoing changes.

Exchange of Levon Shares and Dissent Shares

Each Levon Shareholder will transfer to Levon, free and clear of any Lien, all of its Levon Shares in exchange for the issuance or transfer by Levon of one New Levon Share and 0.5 of a Spinco Share for each Levon Share so transferred.

Each Dissent Share held by a Dissenting Securityholder will be acquired by Levon, free and clear of any Lien, in exchange for a cash payment from Levon of an amount agreed upon with Levon or equal to the fair value thereof determined in accordance with Section 5 of the Plan of Arrangement and Sections 237 to 247 of the BCBCA.

The stated capital of the New Levon Shares will be an amount equal to the paid-up capital of the Levon Shares, less the Fair Market Value of the Spinco Shares distributed on such exchange.

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All Levon Shares transferred to Levon will be cancelled.

Exchange of SciVac Shares, Capital Notes and Loans

The SciVac Securityholders will transfer the SciVac Shares, Capital Notes and Loans to Levon and in exchange Levon will issue that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares.

Name Change

Levon's name will be changed to "SciVac Therapeutics Inc." or such other name as may be acceptable to SciVac and the Registrar and Spinco's name will be changed to "Levon Resources Ltd."

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Levon and SciVac and their respective advisors. The following is a summary of the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Management of Levon has traditionally maintained an open door policy as to expressions of interest in the possibility of a transaction with Levon. From time to time over the past several years, Levon has executed confidentiality agreements with various counterparties regarding potential strategic transactions involving Levon.

On November 11, 2014, after negotiation, Levon and SciVac executed the Term Sheet.

During the period from November 11, 2014 to March 18, 2015, Levon, SciVac and their respective financial and legal advisors negotiated the terms of the potential transaction between Levon and SciVac. Due diligence continued during this period.

On November 14, 2014, the Levon Board formed the Special Committee to consider the potential transaction. The Special Committee consisted of Ron Barbaro, Carlos H. Fernandez Mazzi, Robert Roberts, William C. Glasier and Gary Robertson. On November 21, 2014, Levon formally retained Cassel Salpeter to act as financial advisor to the Levon Board in connection with the potential transaction with SciVac.

During the period from November 11, 2014 to March 19, 2015, senior management of Levon, in consultation with certain members of the Levon Board, financial advisors and legal counsel, extensively reviewed, considered and deliberated on the proposed terms of a potential transaction between Levon and SciVac. During that period, the Special Committee met on several occasions to receive updates from financial and legal advisors with respect to the conduct of negotiations and to provide feedback to financial and legal advisors with respect to the terms of the Arrangement.

On March 18, 2015, Levon management and SciVac management agreed in principle to the terms of the Arrangement.

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On March 19, 2015, the Special Committee and the Levon Board held a joint meeting at which representatives of Levon's financial and legal advisors were present at the request of the Special Committee and the Levon Board to consider the fairness of the Arrangement. At the meeting, Levon's legal advisors provided an overview of the terms of the proposed transaction and a summary of the most recent changes to the Arrangement Agreement. In addition, Cassel Salpeter reviewed and discussed with the Special Committee and the Levon Board its financial analyses with respect to Levon and SciVac. Thereafter, at the request of the Special Committee and the Levon Board, Cassel Salpeter delivered its oral opinion to the Special Committee and the Levon Board (which was subsequently confirmed in writing by delivery of Cassel Salpeter's written opinion dated the same date) to the effect that, as of March 19, 2015, and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement was fair, from a financial point of view, to Levon. The summary of Cassel Salpeter's opinion in this Circular is qualified in its entirety by the full text of such opinion, which is attached as Appendix C to this Circular. The members of Special Committee then met separately and, after discussion among the members of the Special Committee, the Special Committee unanimously resolved, subject to finalizing the terms of the Arrangement Agreement, to recommend to the Levon Board that the Levon Board recommend to Levon Securityholders that they vote in favour of approving the Arrangement and the Arrangement Resolution.

The Levon Board met immediately after the meeting of the Special Committee to consider the Arrangement. At this meeting, the Special Committee tabled its recommendation.

The Levon Board, having extensively reviewed, considered and deliberated on all aspects of the Arrangement and the Arrangement Agreement, having received the unanimous recommendation of the Special Committee, the advice of Levon's financial advisor, legal counsel and senior management, and having reviewed a significant amount of information and considered a number of factors, unanimously determined that the Arrangement is in the best interests of Levon and is fair to the Levon Securityholders and that the Levon Securityholders should have the opportunity to vote to approve the Arrangement. The determination of the Levon Board is based on various factors described more fully under the heading "The Arrangement – Reasons for the Arrangement".

Accordingly, the Levon Board unanimously approved the Arrangement and unanimously resolved to recommend that Levon Securityholders vote in favour of the Arrangement Resolution.

The Arrangement Agreement and the SciVac Lock-Up Agreements were executed on March 19, 2015. Prior to the opening of the financial markets on March 20, 2015, Levon and SciVac issued a joint press release announcing the Arrangement.

Recommendation of the Special Committee

The Levon Board established the Special Committee to, among other things, review and consider the Arrangement. The Special Committee, having taken into account the matters it considered relevant, including the factors set out below under the heading "The Arrangement – Reasons for the Arrangement", determined that the Plan of Arrangement is in the best interests of Levon and is fair to the Levon Securityholders.

Accordingly, the Special Committee unanimously recommended that the Levon Board approve the Arrangement and recommend that the Levon Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Levon Board

After careful consideration of a number of factors, as described under the heading "The Arrangement — Reasons for the Arrangement", and having discussed the Arrangement with Levon's legal and financial advisors and based upon the unanimous recommendation of the Special Committee, the Levon Board has unanimously determined that the Plan of Arrangement is in the best interests of Levon and is fair to the Levon Securityholders. Accordingly, the Levon Board unanimously recommends that Levon Securityholders vote FOR the Arrangement Resolution.

Each member of the Levon Board intends to vote all of his Levon Shares and Levon Options, as applicable, in favour of the Arrangement Resolution.

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Reasons for the Arrangement

The Levon Board has reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Special Committee, Levon's senior management and its financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Levon Board that Levon Securityholders vote FOR the Arrangement Resolution:

•

Continued Participation by Levon Shareholders in the Levon Mineral Properties Through Spinco. Levon Shareholders, through their ownership of Spinco Shares, will continue to participate in the opportunities associated with the Levon Mineral Properties being transferred to Spinco. Such former Levon Shareholders will hold 100% of the issued and outstanding Spinco Shares upon completion of the Arrangement and Spinco will have the same staff and management team and approximately $6 million in cash to pursue the exploration business formerly run by Levon.

•

Participation by Levon Shareholders in SciVac's Business Through Levon. Levon Shareholders, through their ownership of New Levon Shares, will have the ability to participate in the opportunities associated with SciVac's business of developing, producing and marketing recombinant human healthcare biotech products being transferred to Levon. Such former Levon Shareholders will hold 31.6% of the issued and outstanding New Levon Shares upon completion of the Arrangement.

•	Process: Following negotiations with SciVac and careful consideration of the alternatives, the Levon Board considers the Arrangement to be the best available means to maximize shareholder value.

•

Recommendation of Special Committee. The Special Committee, comprised of independent directors on the Levon Board, has concluded, after receiving advice from its financial and legal advisors, that the Arrangement is in the best interests of Levon and is fair to the Levon Securityholders and has unanimously recommended that the Levon Board approve the Arrangement.

•

Fairness Opinion. Cassel Salpeter provided a written opinion to the Special Committee and the Levon Board to the effect that, as of March 19, 2015, and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement was fair, from a financial point of view, to Levon.

•

Low Completion Risk. There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. The Arrangement is subject to conditions that are in line with similar transactions of this nature.

•

Required Levon Securityholder and Court Approval. The Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class, (ii) not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, with each Levon Optionholder being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the Record Date in accordance with the terms of the Arrangement, and (iii) at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of MI 61-101. The Arrangement must also be sanctioned by the Court, which will consider, among other things, the fairness of the Arrangement to Levon Securityholders.

•

Terms of the Arrangement Agreement. The Arrangement Agreement allows the Levon Board, before the Meeting, to consider and respond, in accordance with its fiduciary duties, to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The terms of the Arrangement Agreement, including the Termination Fee payable in connection with a termination of the Arrangement Agreement in certain circumstances, are customary and reasonable in the circumstances.

•

Dissent Rights. Registered Levon Shareholders who oppose the Arrangement may, on strict compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Levon Securities in accordance with the Arrangement.

•

SciVac Lock-Up Agreements. Levon's directors and officers, who, as of the Record Date, in the aggregate hold approximately 10.07% of the issued and outstanding Levon Shares and approximately 76.63% of the outstanding Levon Options have entered into the SciVac Lock-Up Agreements pursuant to which they agree to vote in favour of the Arrangement.

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See "Cautionary Note Regarding Forward-Looking Statements and Risks".

In view of the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Levon Board and the Special Committee did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendations. In addition, individual members of the Levon Board and the Special Committee may have given different weights to different factors or items of information.

Fairness Opinion

Cassel Salpeter was initially contacted by Levon on November 18, 2014 and was formally engaged by Levon on November 21, 2014 to act as financial advisor to the Levon Board in connection with the transaction with SciVac.

Cassel Salpeter rendered its oral opinion to the Special Committee and the Levon Board on March 19, 2015 (which was subsequently confirmed in writing by delivery of Cassel Salpeter's written opinion dated the same date) to the effect that, as of March 19, 2015, and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement was fair, from a financial point of view, to Levon.

The opinion was addressed solely to the Special Committee and the Levon Board for the use and benefit of the members of the Special Committee and the Levon Board (in their capacities as such) in connection with the Special Committee's and the Levon Board's evaluation of the Arrangement. The opinion only addressed, as of the date of the opinion, the fairness, from a financial point of view, to Levon of the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement and did not address any other aspect or implication of the Arrangement or the Arrangement Agreement. The summary of Cassel Salpeter's opinion in this Circular is qualified in its entirety by reference to the full text of the written opinion, which is included as Appendix C to this Circular and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. Subject to the terms of its engagement, Cassel Salpeter has consented to the inclusion in this Circular of its opinion in its entirety, together with the summary herein and other information relating to Cassel Salpeter and its opinion. However, neither Cassel Salpeter's written opinion nor the summary of its opinion set forth in this Circular are intended to be, and do not constitute, advice or a recommendation to any Levon Securityholder or any other security holder as to how such holder should vote or act with respect to any matter relating to the Arrangement or otherwise. Cassel Salpeter's opinion should not be construed as creating any fiduciary duty on Cassel Salpeter's part to Levon or any other party to the Arrangement Agreement, any security holder of Levon or such other party, any creditor of Levon or such other party, or any other person.

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The opinion only addressed, as of the date of the opinion, the fairness, from a financial point of view, to Levon of the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement and did not address any other aspect or implication of the Arrangement or the Arrangement Agreement, including, without limitation, (i) the Spinco Disposition, (ii) any term or aspect of the Arrangement that was not susceptible to financial analysis, (iii) the fairness of the Arrangement or all or any portion of the consideration, to any security holders of Levon, SciVac or any other person or any creditors or other constituencies of Levon, SciVac or any other person, (iv) the appropriate capital structure of Levon, including, without limitation, whether Levon should be issuing common shares or preferred shares, or a combination of both, or whether Levon should be issuing debt or equity securities, or a combination of both, nor (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Arrangement, or any class of such persons, relative to the consideration to be issued by Levon in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement, or otherwise. Cassel Salpeter expressed no opinion as to what the value of New Levon Shares actually would be when issued to the SciVac Securityholders in the Arrangement, or the prices at which SciVac shares, SciVac notes, SciVac Loans, Levon Shares, New Levon Shares or Spinco Shares may trade, be purchased or sold at any time.

Cassel Salpeter's opinion did not address the relative merits of the Arrangement as compared to any alternative transaction or business strategy that might exist for Levon, or the merits of the underlying decision by the Board or Levon to engage in or consummate the Arrangement. The financial and other terms of the Arrangement were determined pursuant to negotiations between the parties to the Arrangement Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter.

Cassel Salpeter's analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect the opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to Levon or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter's attention after the date of its opinion.

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with proposed mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter has in the past provided and is currently providing investment banking, financial advisory and other financial services to certain affiliates of SciVac for which Cassel Salpeter has received, and would expect to receive, compensation, including, during the past two years, having acted as financial advisor to certain affiliates of SciVac in connection with certain business combinations or other transactions. Cassel Salpeter may provide investment banking, financial advisory and other financial services to Levon, SciVac, Spinco, other participants in the Arrangement or certain of their respective affiliates in the future, for which Cassel Salpeter may receive compensation.

Cassel Salpeter received a fee for rendering its opinion, no portion of which was contingent upon any conclusion reached in Cassel Salpeter's opinion or the completion of the Arrangement. In addition, Levon agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter's policies and procedures, a fairness committee was not required to, and did not, approve the issuance of the opinion.

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SciVac Lock-Up Agreements

On March 19, 2015, SciVac entered into a SciVac Lock-Up Agreement with each of the directors and officers of Levon. The SciVac Lock-Up Agreements set forth, among other things, the agreement of Levon's directors and officers to vote their Levon Shares and Levon Options, as applicable, in favour of the Arrangement. As of the Record Date, approximately 10.07% of the issued and outstanding Levon Shares and approximately 76.63% of the outstanding Levon Options held by Levon's directors and officers were subject to the SciVac Lock-Up Agreements.

Pursuant to the SciVac Lock-Up Agreements, each director and officer of Levon has agreed to vote or cause to be voted his or her Levon Shares and Levon Options, as applicable, to the extent he or she is so entitled, in favour of the Arrangement and against any Acquisition Proposal and any other matter that could reasonably be expected to delay, prevent, interfere with, discourage or frustrate the successful completion of the Arrangement. The SciVac Lock-Up Agreements also prohibit each director and officer from soliciting Acquisition Proposals.

The SciVac Lock-Up Agreements will automatically terminate on (i) the Outside Date, if the Effective Date has not occurred by the Outside Date, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) the Effective Time.

The foregoing will not require any director or officer of Levon, including in his or her capacity as a director or officer of Levon, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Levon Board undertaken in the exercise of their fiduciary duties.

Approval of Arrangement Resolution

At the Meeting, the Levon Securityholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix A to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved by:

(i)	not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class;

(ii)	not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class; and

(iii)

at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of MI 61-101. See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61- 101".

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Each Levon Share will entitle the holder thereof to one vote on the Arrangement Resolution. Each Levon Optionholder will be entitled to one vote for each Levon Share such Levon Optionholder would receive upon a valid exercise of Levon Options held by that Levon Optionholder as of the Record Date. Should the Levon Securityholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

The Levon Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Levon Securityholders vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Levon Board".

Court Approval of the Arrangement

An arrangement under the BCBCA requires approval of the Court.

Interim Order

On May 1, 2015, Levon obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix D to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Levon Securityholders at the Meeting in the manner required by the Interim Order, Levon intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for June 4, 2015 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Levon Securityholder or SciVac Securityholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 1, 2015 along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition for Final Order, the texts of which are set out in Appendix D to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. If the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

Levon has been advised by its legal counsel, Stikeman Elliott LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments and subject to the terms of the Arrangement Agreement, Levon may determine not to proceed with the Arrangement.

The New Levon Shares and Spinco Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the Final Order will be relied upon to constitute the basis for the Section 3 (a)(10) Exemption under the U.S. Securities Act with respect to the New Levon Shares and Spinco Shares to be issued pursuant to the Arrangement. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the New Levon Shares and Spinco Shares by Levon in connection with the Arrangement. See "The Arrangement – Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters".

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For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Petition attached at Appendix D to this Circular. The Notice of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

The Levon Shares are listed and posted for trading on the TSX, the Frankfurt Stock Exchange and the OTCQX marketplace in the U.S. Completion of the Arrangement is subject to a number of conditions including that the TSX has conditionally approved the listing of the New Levon Shares to be issued pursuant to the Arrangement, subject only to the satisfaction by Levon of customary listing conditions of the TSX. In addition, application will be made for the listing of the Spinco Shares on the TSX, however, it is not a condition of the Arrangement that the TSX has conditionally approved the listing of the Spinco Shares.

Completion of the Arrangement

The Arrangement will become effective at the Effective Time on the Effective Date. The Effective Date is expected to be on or about June 5, 2015. It is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than December 31, 2015 or such later date as may be agreed to in writing by Levon and SciVac.

The Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Levon's profile at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement attached as Appendix B to this Circular.

Representations, Warranties and Covenants of Levon

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Levon in respect of matters pertaining to, among other things: the receipt of the Fairness Opinion and subsequent approval and recommendation of the Arrangement by the Levon Board; the due incorporation, existence, capacity, authority, registration and licensing to conduct the business of Levon; the corporate power, authority and capacity of Levon to enter into the Arrangement Agreement and perform its obligations thereunder; the execution, delivery and enforceability of the Arrangement Agreement, and the same not resulting in a violation, or breach of or default under Levon's or any of its subsidiaries' constating documents, Permits, Material Contracts or Laws; the capitalization of Levon; the ownership of Levon's subsidiaries; Levon's reporting issuer status and the absence of a cease trade order against the securities of Levon; Levon having made all required filings under applicable securities laws and such filings not containing any untrue statement of a material fact or omitting to state a material fact; the Levon Financial Statements; Levon's financial reporting; the accuracy of the financial books, records, and accounts of Levon and its subsidiaries; the completion and accuracy of the corporate minute books of Levon; the absence of undisclosed liabilities; the absence of material changes; the absence of claims or proceedings against Levon and its subsidiaries; the due payment of Taxes and proper filing of Returns and other matters related to Taxes; the existence of, and good standing of the Material Contracts of Levon; compliance with Environmental Laws; compliance with applicable Laws; employment and labour matters; the existence of related party transactions; the absence of registration rights; the absence of rights of first refusal, options to purchase, or rights of participation in properties or assets of Levon; the absence of any judgment or order restricting the business of Levon; the fees and commissions of brokers, investment bankers and financial advisors in connection with the contemplated transactions; the existence and maintenance of insurance policies of Levon; and the applicability of U.S. securities laws to Levon.

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The representations and warranties made by Levon to SciVac in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from what may be viewed as material to Levon Securityholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement, includes, among other things, covenants of Levon customary for transactions of this nature, which are intended to ensure that Levon and each if its subsidiaries carry on business until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms in the ordinary course of business consistent with past practice, except as required or permitted by the Arrangement Agreement or as disclosed in the Levon Disclosure Letter including the transfer of the Spinco Assets to Spinco and the assumption of the Spinco Liabilities by Spinco. These covenants include, among other things, prohibitions on: amending constating documents; capital alterations; issuing securities; changing accounting policies; acquiring and disposing of assets or properties; incurring or repaying indebtedness; modifying employment arrangements and benefits; settling actions, claims or proceedings; declaring dividends or other distributions; entering into or amending Material Contracts and entering into or amending Contracts outside of the ordinary course of business; and taking certain actions respecting Taxes.

Levon has also covenanted and agreed with SciVac that it will, and will cause each of its subsidiaries, to perform all obligations required or desirable to be performed by Levon or any of the its subsidiaries under the Arrangement Agreement, cooperate with SciVac in connection therewith and do or cause to be done all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement, including: using commercially reasonable efforts to obtain a SciVac Lock-Up Agreement from Newmont Mining Corporation; providing SciVac at least seven Business Days prior to the Effective Date with a reasonable estimate of the cash that will be held by Levon and its subsidiaries immediately before the Effective Time and a statement of all intercompany payables between Levon and its subsidiaries, including Spinco immediately prior to the Effective Time; subject to obtaining confirmation that insurance coverage is maintained as contemplated in the Arrangement Agreement, using commercially reasonable efforts to cause to be delivered to SciVac on the Effective Date resignations, effective on the Effective Date or at such other time and in the manner requested by SciVac, of all of the directors, officers and employees of Levon designated in writing by SciVac; applying for and using commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Key Regulatory Approvals, relating to Levon; using commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents, as applicable; taking all commercially reasonable efforts to ensure that, on or prior to the Effective Date, the Spinco Assets have been duly transferred to Spinco and Spinco has assumed all of the Spinco Liabilities in a manner satisfactory to SciVac; defending all lawsuits or other legal, regulatory or other proceedings against Levon challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; and allowing representatives of SciVac (including legal and financial advisors) to attend the Meeting.

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Notwithstanding the foregoing, Levon may at any time prior to the Effective Time dispose of any of the Spinco Assets or Spinco Liabilities to a Person other than Spinco if: such disposition of the Spinco Assets or Spinco Liabilities is not a Related Party Transaction; the purchaser or assignee of such Spinco Assets or Spinco Liabilities, as the case may be, is at Arm's Length to Levon and to Spinco; the Spinco Assets or Spinco Liabilities are sold, transferred or assigned for consideration equal to not less than the Fair Market Value of such Spinco Assets or Spinco Liabilities; prior to such disposition, any such Spinco Assets or Spinco Liabilities have first been sold, conveyed, transferred, assigned or set over, as applicable, to Spinco; Levon is not party to any agreement or other instrument in connection with a disposition of the Spinco Assets or Spinco Liabilities to any Person other than Spinco; Levon is indemnified by Spinco, in form satisfactory to SciVac, acting reasonably, from any liability in connection with such disposition; and SciVac and its Representatives are given a reasonable opportunity to review and comment on any documents to effect such disposition, prior to such documents being executed, and Levon must give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by SciVac and its Representatives.

Representations, Warranties and Covenants of SciVac

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of SciVac in respect of matters pertaining to, among other things: the corporate power, authority, and capacity of SciVac to enter into the Arrangement Agreement and perform its obligations thereunder; the due incorporation, existence, capacity, authority, registration, permitting and licensing to conduct business of SciVac and its sole subsidiary; the absence of material changes; the authorization, execution, and delivery of the Arrangement Agreement by SciVac, and the same not resulting in a violation or breach of or a default under any SciVac Securityholder's or SciVac's or its sole subsidiary's constating documents, Permits, Material Contracts or Laws, triggering any change in control provisions, rights of first offer or refusal or any similar provisions, giving rise to any termination or acceleration of indebtedness or resulting in the imposition of any Lien upon any of the property or assets of any SciVac Securityholder or SciVac or its sole subsidiary; the capitalization of SciVac; the ownership by SciVac of its sole subsidiary; SciVac's reporting issuer status; the SciVac Financial Statements; the accuracy of the financial books, records, and accounts of SciVac and its sole subsidiary; the completion and accuracy of the corporate minute books of SciVac; the absence of undisclosed liabilities; the due payment of Taxes and proper filing of Returns and other matters related to Taxes; the absence of claims and proceedings against SciVac and its sole subsidiary; the existence of, and good standing of the Material Contracts of SciVac and its sole subsidiary; SciVac and its sole subsidiary having all material Permits required by applicable Laws and being in material compliance with such material Permits; the absence of expropriation proceedings with respect to the property or assets of SciVac or its sole subsidiary; the absence of rights of first refusal, options to purchase or any right of participation by any Person in any of the material properties or assets of SciVac or its sole subsidiary; compliance with Environmental Laws; matters relating to the SciVac IP; status of SciVac Products; compliance with applicable Laws; employment and labour matters; the existence of related party transactions; the absence of registration rights; the absence of restrictions on business activities; the fees and commissions of brokers, investment bankers and financial advisors in connection with the contemplated transactions; the absence of a cease trade order against the securities of SciVac; and the applicability of U.S. securities laws to SciVac.

The representations and warranties made by SciVac to Levon in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Levon Securityholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

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The Arrangement Agreement, includes, among other things, covenants of SciVac customary for transactions of this nature, which are intended to ensure that SciVac and its sole subsidiary (i) carry on business until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. These covenants include, among other things, prohibitions on: taking any action except in the ordinary course of business of SciVac and its sole subsidiary; amending constating documents; capital alterations; issuing or acquiring securities; acquiring and disposing of properties or assets including intellectual property; incurring or repaying indebtedness; modifying employment arrangements and benefits; settling actions, claims or proceedings; declaring dividends or other distributions; entering into or amending Material Contracts and entering into or amending Contracts outside of the ordinary course of business; taking certain actions respecting Taxes; defending all claims or other Legal Proceedings against SciVac or its sole subsidiary challenging or affecting the SciVac IP; entering into a new line of business or abandoning or discontinuing existing lines of business; and disposing of, transferring or allowing to lapse any material rights in any of the SciVac IP, other than in the ordinary course of business consistent with past practice, or disclosing any material trade secrets to a third party.

In addition, SciVac has covenanted and agreed with Levon that it will be a condition to the issuance of SciVac Shares described in Section 5.6 of the SciVac Disclosure Letter that the holder of such SciVac Shares enter into a Levon Lock-Up Agreement prior to the issuance to the holder of such SciVac Shares.

SciVac has also covenanted and agreed with Levon that it will, and will cause its sole subsidiary, to perform all obligations required to be performed by SciVac or its sole subsidiary under the Arrangement Agreement, cooperate with Levon in connection therewith and use commercially reasonable efforts to do or cause to be done all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement, including: applying for and using commercially reasonable efforts to obtain all Key Regulatory Approvals relating to SciVac or its sole subsidiary; providing Levon and its representatives reasonable access to the books, contracts, records, management personnel and properties of SciVac and its subsidiaries; using commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents; and using commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against SciVac or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby.

Spinco Reorganization

Pursuant to the Arrangement Agreement, immediately prior to the Effective Time: (i) Levon will transfer all of its assets, including the Spinco Assets, other than the Retained Assets, to Spinco, on an "as is, where is" basis, in exchange for Spinco Shares, in accordance with an agreement of purchase and sale, which will provide, among other things, that all obligations and liabilities of Levon, including the Spinco Liabilities, will be assumed by Spinco; and (ii) Spinco will assume the Spinco Liabilities in consideration of a cash payment by Levon in an amount equal thereto pursuant to an assumption agreement, and Levon will subscribe for Spinco Shares for an amount equal to the cash in bank accounts in Levon's name less the Retained Assets. Following the completion of the Spinco Reorganization, the total number of outstanding Spinco Shares will equal one half of the total number of outstanding Levon Shares immediately prior to Effective Time.

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Employee Obligations

Pursuant to the Arrangement Agreement, Levon will terminate the employment of all employees of Levon as of the Effective Time and Spinco will either: (i) offer employment to all employees of Levon, with effect from and after the Effective Time, on terms (including with respect to title, wages and benefits) that are substantially the same as the terms applicable to such employees when they were employees of Levon; or (ii) provide working notice or pay in lieu of working notice to all employees of Levon if required (in accordance with Laws applicable to Levon and such employees) such that, at the Effective Time, there are no outstanding severance obligations in respect of any employees of Levon or other payments payable to any employees of Levon. Any severance obligations of Levon or other payments payable to employees, directors or consultants of Levon or its subsidiaries resulting from the change of control of Levon as a result of the Arrangement will be a responsibility of Levon that is transferred to, and assumed by, Spinco pursuant to the Spinco Reorganization and will constitute part of the Spinco Liabilities upon the completion of the Spinco Reorganization. From and after the Effective Date, Spinco will assume and be responsible for all obligations with respect to the engagement or employment of all employees and directors of Levon and its subsidiaries, including with respect to all notice of termination and severance pay in accordance with applicable law (including employment standards), and contract, if applicable, and for all unpaid wages, accrued vacation pay and other amounts owing to employees or directors of Levon or its subsidiaries up to the Effective Time (whether or not payable after the Effective Time), and for all claims of any nature or kind relating to employment or engagement by Levon or its subsidiaries up to the Effective Time, including for breach of contract or wrongful dismissal.

Conditions to the Arrangement

The obligations of Levon and SciVac to complete the transactions contemplated by the Arrangement Agreement, including the Arrangement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may be waived only with the mutual consent of Levon and SciVac:

(a)	approval of the Arrangement Resolution by Levon Securityholders at the Meeting in accordance with the Interim Order;

(b)	receipt of the Interim Order and the Final Order on terms consistent with the Arrangement Agreement;

(c)

absence of any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation and the absence of any action taken under Law or by any Governmental Entity or other regulatory authority that would prevent the consummation of the Arrangement;

(d)

the distribution of the securities pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Securities Laws and the absence of resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of NI 45-102);

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(e)

the Levon Shares, the New Levon Shares, Spinco Shares and the Acquired Levon Shares issuable pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and the absence of any resale restrictions under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Levon following the Effective Date;

(f)	conditional approval by the TSX for the listing of the New Levon Shares issuable pursuant to the Arrangement, subject to the payment of fees and the filing of customary required documents;

(g)	receipt of the Key Regulatory Approvals;

(h)	receipt of the Key Third Party Consents;

(i)	the Spinco Reorganization having been completed; and

(j)	the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of SciVac to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions, on or before the Effective Date, each of which is for the exclusive benefit of SciVac and may only be waived by SciVac:

(a)	performance of all of Levon's covenants in all material respects;

(b)	accuracy of all of Levon's representations and warranties in all respects, subject to the applicable materiality threshold;

(c)	the absence of any Material Adverse Effect in respect of Levon since the date of the Arrangement Agreement;

(d)	holders of no more than 3% of the total of (a) the issued and outstanding Levon Shares and (b) the Levon Shares underlying the Levon Options having exercised Dissent Rights;

(e)	at the Effective Time, Levon having (i) CAD$27,000,000 in cash and cash equivalents, and (ii) no liabilities (whether current or long term); and

(f)	the Spinco Reorganization having been completed and Spinco having no less than US$2,000,000 in cash.

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The obligations of Levon to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions, on or before the Effective Date, each of which is for the exclusive benefit of Levon and may only be waived by Levon:

(a)	performance of all of SciVac's covenants in all material respects;

(b)	accuracy of all of SciVac's representations and warranties in all respects, subject to the applicable materiality threshold;

(c)	the absence of any Material Adverse Effect in respect of SciVac since the date of the Arrangement Agreement; and

(d)

the absence of any outstanding indebtedness of SciVac other than trade payables in the ordinary course of business and intercompany indebtedness (which, for the avoidance of doubt, may include the contribution by SciVac Securityholders to Levon of the Capital Notes and the Loans).

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

Levon has agreed that, except as otherwise provided in the Arrangement Agreement, Levon will not, directly or indirectly, or through any of its Representatives, and will cause its subsidiaries and their Representatives not to:

(a)

solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals whatsoever which would constitute an Acquisition Proposal;

(b)

participate in any discussions or negotiations with any Person (other than SciVac, the SciVac Securityholders, any of their affiliates or its or their Representatives) regarding an Acquisition Proposal;

(c)	approve, accept, endorse or recommend any Acquisition Proposal, or publicly propose to do so;

(d)	accept or enter into any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal, or publicly propose to do so; or

(e)

make a Change in Recommendation, unless (A) it does not relate to an Acquisition Proposal, (B) it is in response to any fact, event, change, development or circumstances not known by the Levon Board as of the date of the Arrangement Agreement and (C) in the opinion of the Levon Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Levon Board is required to make a Change in Recommendation in order to comply with the fiduciary duties of such directors under applicable Law.

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Levon has also agreed that, except as otherwise provided in the Arrangement Agreement, Levon will, and will cause its subsidiaries and its and their Representatives, to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than SciVac, the SciVac Securityholders and their respective Representatives) conducted by Levon, its subsidiaries or its or their respective Representatives with respect to any potential Acquisition Proposal and Levon will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and will as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding Levon and its subsidiaries previously provided to any such Person or any other Person. Levon has agreed that neither it nor any of its subsidiaries will terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party, other than as may occur automatically as a result of the announcement of the Arrangement, and Levon has undertaken to enforce all standstill, non-disclosure, non- disturbance, non- solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement. However, the foregoing will not prevent the Levon Board from considering an Acquisition Proposal that is reasonably likely to lead to a Superior Proposal and accepting a Superior Proposal made by any such third party if the provisions of the Arrangement Agreement have been complied with.

Notwithstanding the above and any other provision of the Arrangement Agreement or of any other agreement between SciVac and Levon, if at any time prior to obtaining the Levon Securityholder Approval, Levon receives a written Acquisition Proposal (that was not solicited after the date of the Arrangement Agreement in contravention of the non-solicitation covenants) and provided Levon is in compliance with the non-solicitation covenants, the Levon Board may (directly or through its advisors or Representatives):

(a)

if it believes, acting in good faith, that the Acquisition Proposal could reasonably lead to a Superior Proposal, contact the Person(s) making such Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions thereto and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)

if, in the opinion of the Levon Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), is reasonably likely to be or lead to a Superior Proposal, then, and only in such case, Levon may furnish information with respect to Levon and its subsidiaries to, participate in discussions or negotiations with and waive any standstill provision or agreement that would otherwise prohibit the Person making such Acquisition Proposal; provided that Levon will not, and will not allow its Representatives to, disclose any non-public information with respect to Levon to such Person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, SciVac; (ii) without entering into a confidentiality and standstill agreement (if one has not already been entered into) which is customary in such situations and which is no less favourable to Levon and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement; and (iii) without providing a copy of such confidentiality agreement to SciVac.

Levon has agreed that it will promptly notify SciVac at first orally and then in writing within 24 hours of any proposal, inquiry, offer or request received by Levon or its Representatives after the date of the Arrangement Agreement relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead to or be expected to lead to an Acquisition Proposal, for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal or for non-public information relating to Levon or its subsidiaries or access to the properties, books or records of Levon or its subsidiaries. Levon has agreed to keep SciVac promptly and fully informed of the status of any such proposal, inquiry, offer or request and will provide copies of any written documents or correspondence provided to Levon relating thereto.

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Subject to the right to match below, at any time prior to obtaining the Levon Securityholder Approval, if Levon receives an Acquisition Proposal which the Levon Board concludes in good faith constitutes a Superior Proposal, the Levon Board may, subject to compliance with the termination procedures of the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Levon has agreed that it will not enter into a definitive agreement in respect of a Superior Proposal unless it provides SciVac with written notice that the Levon Board has determined that it has received a Superior Proposal, which identifies the party making the Superior Proposal and specifies the cash amount that the Levon Board has ascribed to any non-cash consideration being offered in the Superior Proposal, provides SciVac with a copy of any proposed agreement and allows five Business Days to elapse from the date such notice and proposed agreement were provided to SciVac.

During such five Business Day period, SciVac will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement (including increasing or modifying the consideration to be received by the Levon Securityholders) in order to provide for terms at least equivalent to those provided for in the Superior Proposal. The Levon Board will review any such proposal by SciVac to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which SciVac is responding would continue to be a Superior Proposal when assessed against the amended Arrangement Agreement and Plan of Arrangement as proposed by SciVac. If the Levon Board determines that the Acquisition Proposal would cease to be a Superior Proposal, it will cause Levon to enter into an amendment to the Arrangement Agreement and the Plan of Arrangement reflecting the offer by SciVac to amend the terms of the Arrangement Agreement and the Plan of Arrangement and will further agree not to enter into the applicable proposed agreement and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

If SciVac does not offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement during the five Business Day period or the Levon Board determines acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to SciVac's proposal to amend the Arrangement Agreement and Plan of Arrangement, and therefore rejects SciVac's offer to amend the Arrangement Agreement and Plan of Arrangement, Levon will be entitled to terminate the Arrangement Agreement and enter into the proposed agreement upon payment to Levon of the Termination Fee. Each successive modification of any proposed agreement that results in any change to the amount or type of the consideration (or value of such consideration) to be received by the holders of the Levon Shares, will constitute a new Acquisition Proposal for the purposes of the requirement to initiate an additional ten Business Day match period.

Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Levon Securityholders or the Arrangement by the Court):

(a)	by mutual written agreement of Levon and SciVac;

(b)	by either Levon or SciVac, if:

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(i)

the Effective Date does not occur on or before the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Date to so occur has been caused by, or is a result of, the failure of such Party to fulfill any of its obligations or the breach by such Party of any of its representations or warranties under the Arrangement Agreement;

(ii)

after the date of the Arrangement Agreement, an applicable Law is enacted or there is an injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Levon or SciVac from consummating the Arrangement and such applicable Law, injunction or court order is final and non-appealable;

(iii)	Levon Securityholder Approval is not obtained at the Meeting in accordance with the Interim Order; or

(iv)

SciVac is required by any Governmental Entity or Securities Authority to call and hold a meeting of its shareholders to obtain their approval for the issuance of the SciVac Shares pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained;

(c)	by SciVac, if:

(i)	the Levon Board makes a Change in Recommendation prior to obtaining the Levon Securityholder Approval;

(ii)

any of the mutual conditions or conditions in favour of SciVac is not satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date (provided that SciVac is not then in breach of the Arrangement Agreement so as to have caused any of the mutual conditions or conditions in favour of Levon not to be satisfied);

(iii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Levon breaches any of its representations or warranties which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Levon, or Levon breaches any of its covenants (other than those set forth in the non-solicitation provisions) or other obligations in the Arrangement Agreement, in each case in any material respect (provided that SciVac is not then in breach of the Arrangement Agreement so as to have caused any of the mutual conditions or conditions in favour of Levon not to be satisfied);

(iv)

Levon is in breach or in default of any of its obligations or covenants set forth in Section 7.1 of the Arrangement Agreement or, in any material respect, Section 7.2 or 7.3 of the Arrangement Agreement;

(v)

the Meeting does not occur on or before June 30, 2015 or such later date to which the Meeting may have been postponed or adjourned, provided that the failure to hold Meeting is not caused by or a result of the failure by SciVac to fulfill any obligation under the Arrangement Agreement;

(vi)	Levon provides SciVac with a Superior Proposal Notice; or

(vii)

after the date of the Arrangement Agreement, there is a change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Levon and its subsidiaries, taken as a whole;

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(d)	by Levon, if:

(i)

Levon, subject to complying with the terms of the Arrangement Agreement, proposes to enter into a Proposed Agreement with respect to a Superior Proposal, provided that concurrently with such termination, Levon pays the Termination Fee;

(ii)

any of the mutual conditions or conditions in favour of Levon is not satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date (provided that Levon is not then in breach of the Arrangement Agreement so as to have caused any of the mutual conditions or conditions in favour of SciVac not to be satisfied);

(iii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, SciVac breaches any of its representations or warranties which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on SciVac, or SciVac breaches any of its covenants or other obligations in the Arrangement Agreement, in any material respect (provided that Levon is not then in breach of the Arrangement Agreement so as to have caused any of the mutual conditions or conditions in favour of SciVac not to be satisfied); or

(iv)

after the date of the Arrangement Agreement, there is a change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of SciVac and its sole subsidiary, taken as a whole.

Termination Fee

Under the Arrangement Agreement, Levon is obligated to pay to SciVac the Termination Fee within the time specified if the Arrangement Agreement is terminated in the following circumstances:

(a)	by SciVac, if:

(i)	the Levon Board makes a Change in Recommendation prior to obtaining the Levon Securityholder Approval;

(ii)	Levon is in material breach of any of its non-solicitation obligations or covenants; or

(iii)	Levon provides SciVac with a Superior Proposal Notice;

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(b)

by Levon, if, subject to complying with the terms of the Arrangement Agreement, Levon proposes to enter into a Proposed Agreement with respect to a Superior Proposal, provided that concurrently with such termination, Levon pays the Termination Fee;

(c)

by either Party, if Levon Securityholder Approval is not obtained at the Meeting in accordance with the Interim Order, but only if, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, an Acquisition Proposal is made to Levon or the intention to make an Acquisition Proposal with respect to Levon is publicly announced by any Person (other than SciVac, the SciVac Securityholders or any of their affiliates) and, within 12 months following the date of such termination, (i) an Acquisition Proposal is consummated by Levon with such person or (ii) Levon and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Levon Board approves or recommends, an Acquisition Proposal with such Person and at any time thereafter (whether or not within 12 months following the date of such termination), such Acquisition Proposal is consummated.

Levon has agreed that the Termination Fee is a payment of liquidated damages, which is a genuine pre- estimate of the damages which SciVac will suffer or incur as a result of the event giving rise to such payment and the resultant non- completion of the Arrangement, and is not a penalty. SciVac has agreed that, upon any termination of the Arrangement Agreement under circumstances where SciVac is entitled to the Termination Fee and such Termination Fee is paid in full to SciVac, SciVac will be precluded from any other remedy against Levon at law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Levon or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated thereby.

Neither Party is precluded from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, Levon is entitled to purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date with the prior written consent of SciVac, not to be unreasonably withheld. Levon will also ensure that the articles and/or by-laws of Levon and its subsidiaries (or their respective successors) will contain the provisions with respect to indemnification set forth in Levon's or the applicable subsidiary's current articles and/or by-laws, which provisions will not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Levon or any of its subsidiaries.

Further, Levon has agreed that it will directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Levon and its subsidiaries, to the extent they are disclosed in the Levon Disclosure Letter, and has acknowledged that such rights will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

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Procedure for Exchange of Levon Shares

At the time of sending this Circular to each Levon Shareholder, Levon is also sending to each Registered Levon Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Levon Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the consideration in respect of their Levon Shares.

Registered Levon Shareholders are requested to tender to the Depositary any share certificate(s) representing their Levon Shares, along with a duly completed Letter of Transmittal.

Following receipt of the Final Order and before the Effective Date, Levon will deposit, or cause to be deposited, with the Depositary a treasury direction directing the Depositary to deliver certificates or DRS Statements representing New Levon Shares and Spinco Shares issuable to Levon Shareholders.

As soon as practicable following the later of the Effective Date and the date of deposit by a Registered Levon Shareholder with the Depositary of a duly completed Letter of Transmittal, together with the share certificate (s) representing the Registered Levon Shareholder's Levon Shares, the Depositary will forward to the Registered Levon Shareholder, certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the Registered Levon Shareholder is entitled under the Arrangement, net of any applicable withholding taxes, to be either (i) delivered to the address or addresses as the Registered Levon Shareholder directed in their Letter of Transmittal, (ii) made available for pick-up at the offices of the Depositary, in accordance with the instructions of the Registered Levon Shareholder in the Letter of Transmittal, or (iii) if the Letter of Transmittal neither specifies an address nor contains instructions for pick-up, forwarded to the Registered Levon Shareholder at the address of the holder as shown on the central securities register of Levon.

A Registered Levon Shareholder that did not submit an effective Letter of Transmittal before the Effective Date may take delivery of the certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the Registered Levon Shareholder is entitled pursuant to the Arrangement, by delivering the share certificate(s) representing Levon Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time before the sixth anniversary of the Effective Date. Such share certificate(s) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. The certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the Registered Levon Shareholder is entitled pursuant to the Arrangement, net of any applicable withholding taxes, will be either (i) delivered to the address or addresses as the Registered Levon Shareholder directed in their Letter of Transmittal, (ii) made available for pick-up at the offices of the Depositary in accordance with the instructions of the Registered Levon Shareholder in the Letter of Transmittal, or (iii) if the Letter of Transmittal neither specifies an address nor contains instructions for pick-up, forwarded to the Registered Levon Shareholder at the address of such holder as shown on the central securities register of Levon.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal). If a Letter of Transmittal is executed by a person other than the registered holder of the share certificate(s) deposited therewith or if the consideration issuable is to be delivered to a person other than the registered holder, the share certificate(s) must be endorsed or be accompanied by an appropriate power of attorney duly and properly completed by the registered holder, signed exactly as the name of the registered holder appears on such share certificate(s), with the signature on the share certificate(s) or power of attorney guaranteed by an Eligible Institution.

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No fractional New Levon Shares or fractional Spinco Shares will be issued. Where the aggregate number of New Levon Shares or Spinco Shares to be issued under the Arrangement would result in a fraction of a New Levon Share or Spinco Share being issuable to a Levon Shareholder or a SciVac Securityholder, as applicable, the number of New Levon Shares or Spinco Shares to be received by such Levon Shareholder or SciVac Securityholder, as applicable, will be rounded down to the nearest whole New Levon Share or Spinco Share, as the case may be, and such Levon Shareholder or SciVac Securityholder will not be entitled to compensation in respect of such fractional New Levon Share or Spinco Share, as the case may be.

Lost Certificates

If any certificate which, immediately before the Effective Time, represented one or more outstanding Levon Shares has been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the Registered Levon Shareholder claiming such certificate to be lost, stolen or destroyed and who was listed immediately before the Effective Time as the registered holder thereof on the central securities register of Levon, the Depositary will deliver to such Registered Levon Shareholder, the certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which such Registered Levon Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the Registered Levon Shareholder to whom the certificates or DRS Statements are to be issued must, as a condition precedent to the delivery thereof, give a bond satisfactory to Levon, Spinco and the Depositary, in such sum as Levon, Spinco or the Depositary may direct, or otherwise indemnify Levon, Spinco and the Depositary in a manner satisfactory to Levon, Spinco and the Depositary against any claim that may be made against Levon, Spinco and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Expenses of the Arrangement

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby must be paid by the Party incurring such expenses. The expenses incurred or to be incurred by Levon in connection with the Arrangement are anticipated to be approximately $800,000.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Levon Board with respect to the Arrangement, Levon Shareholders should be aware that certain members of Levon's senior management and the Levon Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

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Directors and Officers

As at the Record Date, the directors and officers of Levon hold the following Levon Shares and Levon Options:

	Levon Shares		Levon Options
Name	#	%(1)	#	%(1)
Ron Barbaro(2)	840,000	0.36	900,000	4.17
Vic Chevillon	1,410,750	0.61	4,000,000	18.52
Christina Boddy	1	0	Nil	Nil
William Glasier	389,516	0.17	550,000	2.55
Carlos H. Fernandez Mazzi	130,000	0.06	800,000	3.70
Gary Robertson(3)	1,750,836	0.76	800,000	3.70
Ron Tremblay(4)	18,806,000	8.12	9,500,000	43.99
TOTAL	23,327,103	10.07	16,550,000	76.63

(1)	Based on 231,564,423 Levon Shares and 21,597,500 Levon Options outstanding as the Record Date.

(2)	Mr. Barbaro holds 100,000 Levon Shares indirectly through Barbaro Enterprises Ltd., a company of which he is the sole shareholder.

(3)

Mr. Robertson holds 1,124,294 Levon Shares and 200,000 Levon Options indirectly through 058907 NB Ltd. and 50,000 Levon Shares indirectly through 05681 NB Ltd., each of which is a company of which he is a sole shareholder.

(4)

Mr. Tremblay holds 18,171,500 Levon Shares and 9,500,000 Levon Options indirectly through Stone's Throw (Barbados) Ltd., 350,000 Levon Shares indirectly through Stone's Throw Capital Corp. and 284,500 Levon Shares indirectly through Stone's Throw Capital Inc., each of which is a company of which he is a sole shareholder.

All of the Levon Shares and Levon Options held by Levon's directors and officers will be treated in the same fashion under the Arrangement as Levon Shares and Levon Options held by every other Levon Securityholder. However, the 33,716,750 votes attached to Levon Shares and Levon Options held by Messrs. Tremblay and Chevillon will be excluded for purposes of determining whether minority approval has been obtained under MI 61-101. See "The Arrangement — Approval of Arrangement Resolution", "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61- 101" and "The Arrangement – Interests of Certain persons in the Arrangement – Termination and Change of Control Benefits" below.

Consistent with standard practice in similar transactions, in order to ensure that the directors and officers of Levon do not lose or forfeit their protection under liability insurance policies maintained by Levon, the Arrangement Agreement provides for the maintenance of such protection for six years. See "The Arrangement – Arrangement Agreement – Insurance and Indemnification" above.

Termination and Change of Control Benefits

Levon previously entered into consulting agreements with Stone's Throw (Barbados) Ltd., a company wholly-owned by Ron Tremblay, and with Chevillon Exploration Consulting, a company wholly-owned by Vic Chevillon, and on April 1, 2014, Levon renewed these consulting agreements for a period of five years. Pursuant to the consulting agreements, Messrs. Tremblay and Chevillon are entitled to receive US$1,500,000 and US $750,000, respectively, immediately on the closing of a transaction resulting in a Change of Control (as defined in the consulting agreements). The Arrangement will constitute a Change of Control and Messrs. Tremblay and Chevillon will be entitled to receive such amounts upon completion of the Arrangement.

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Regulatory Law Matters and Securities Law Matters

Other than the Final Order and the approval of the TSX, Levon is not aware of any material approval, consent or other action by any Governmental Entity that would be required to be obtained in order to complete the Arrangement. If any such approval or consent is determined to be required, such approval or consent will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Levon currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the approval of Levon Securityholders at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, is expected to be on or about June 5, 2015.

Canadian Securities Law Matters

Each Levon Securityholder is urged to consult his, her or its professional advisors to determine the conditions and restrictions applicable under Canadian Securities Laws to trades in New Levon Shares and Spinco Shares that the Levon Securityholder is entitled to receive under the Arrangement.

Status under Canadian Securities Laws

Levon is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Levon Shares are listed and posted for trading on the TSX, the Frankfurt Stock Exchange and the OTCQX marketplace in the U.S. It is a condition precedent to the obligations of Levon and SciVac to complete the Arrangement that the TSX has conditionally approved the listing of the New Levon Shares to be issued pursuant to the Arrangement, subject only to the satisfaction by Levon of customary listing conditions of the TSX.

Upon completion of the Arrangement, Spinco expects that it will be a reporting issuer in in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Application will be made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on the TSX or any other stock exchange. It is not a condition of the Arrangement that the TSX has conditionally approved the listing of the Spinco Shares. As the Spinco Shares are not listed on a stock exchange, unless and until such a listing is obtained, holders of Spinco Shares may not have a market for their shares.

Distribution and Resale of New Levon Shares and Spinco Shares under Canadian Securities Laws

The distribution of the New Levon Shares and Spinco Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The New Levon Shares and Spinco Shares received pursuant to the Arrangement will not bear any legend under Canadian Securities Laws and may be resold through registered dealers in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland provided that (i) Levon or Spinco, as applicable, is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in NI 45 -102, (iii) no unusual effort is made to prepare the market or to create a demand for the New Levon Shares or Spinco Shares, (iv) no extraordinary commission or consideration is paid to a person in respect of such sale, and (v) if the selling securityholder is an insider or officer of Levon or Spinco, as applicable, the selling securityholder has no reasonable grounds to believe that Levon or Spinco, as applicable, is in default of applicable Canadian Securities Laws.

MI 61-101

MI 61-101 governs transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

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The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. The Arrangement is a business combination under MI 61-101 since, as described below, certain related parties of Levon are entitled to receive a collateral benefit as a consequence of the Arrangement. A "collateral benefit", as defined under MI 61- 101, includes any benefit that a "related party" of Levon (which includes the directors and senior officers of Levon and its subsidiaries and any Levon Shareholder who beneficially owns and/or exercises control or direction over, directly or indirectly, more than 10% of the outstanding Levon Shares) is entitled to receive, directly or indirectly as a result of the Arrangement, including a lump sum payment or an enhancement in benefits related to past or future services as an employee, director or consultant of Levon as well as a payment for surrendering securities, regardless of whether it is provided or agreed to by Levon, Spinco or SciVac.

MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to "minority approval" (as defined in MI 61- 101). In relation to the Arrangement and for purposes of the required Levon Securityholder approval for the Arrangement, the "minority" securityholders of Levon are all Levon Securityholders other than (i) Levon, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101. In the context of the Arrangement, an "interested party" is any party entitled to receive, directly or indirectly, as a consequence of the Arrangement, a collateral benefit.

For the purposes of MI 61-101, each of Messrs. Tremblay and Chevillon is considered to beneficially own more than 1% of the Levon Shares and Levon Options. Levon has determined that the value of the change of control payments to be received by each of Messrs. Tremblay and Chevillon as a result of the Arrangement, as described under "The Arrangement – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits", net of any offsetting costs, is more than 5% of the amount of the consideration that each of Messrs. Tremblay and Chevillon expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the Levon Shares and Levon Options that he beneficially owns. Accordingly, the change of control payments that each of Messrs. Tremblay and Chevillon may receive as a result of the completion of the Arrangement constitute a collateral benefit under MI 61- 101. Thus, any Levon Shares and Levon Options beneficially owned, or over which control or direction is exercised by Messrs. Tremblay and Chevillon or any of their joint actors must be excluded for purposes of determining whether minority approval has been obtained.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws applicable to Levon Securityholders in the United States in connection with the Arrangement. All Levon Securityholders in the United States ("U.S. Levon Securityholders") are urged to consult with their own legal advisors to ensure that the resale of any New Levon Shares or Spinco Shares issued to them under the Arrangement complies with applicable U.S. Securities Laws. Further information applicable to U.S. Levon Securityholders is disclosed under the heading "Note to United States Securityholders" in this Circular.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of New Levon Shares and Spinco Shares issued into the United States or the resale of the New Levon Shares and Spinco Shares in Canada by U.S. Levon Securityholders. U.S. Levon Securityholders reselling their New Levon Shares and Spinco Shares in Canada must comply with Canadian Securities Laws, as discussed elsewhere in this Circular.

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Status under United States Securities Laws

Levon is a reporting issuer with the SEC and files reports as a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act. The Levon Shares currently are quoted for trading on the OTCQX International.

Exemption from the Registration Requirements of the U.S. Securities Act

The New Levon Shares and Spinco Shares to be issued by Levon to Levon Securityholders and SciVac Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. The Section 3(a)(l0) Exemption exempts from registration the distribution of securities which are issued in exchange for outstanding securities or interests where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 1, 2015 and, subject to the approval of the Arrangement by the Levon Securityholders, a hearing in respect of the Final Order for the Arrangement is currently scheduled to take place on June 4, 2015 at 9:45 a.m. (Vancouver time) in Vancouver, British Columbia. All Levon Securityholders and SciVac Securityholders are entitled to appear and be heard at this hearing. Accordingly, pursuant to the Section 3(a) (10) Exemption, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the New Levon Shares and Spinco Shares issued to Levon Securityholders and SciVac Securityholders in connection with the Arrangement.

Resales in the United States of New Levon Shares and Spinco Shares Issued to U.S. Levon Securityholders

The ability of a U.S. Levon Securityholder to resell in the United States the New Levon Shares and Spinco Shares issued to it at the Effective Time of the Arrangement will depend on whether such holder is an "affiliate" of Levon, SciVac or Spinco or has been an "affiliate" of Levon, SciVac or Spinco within 90 days prior to the contemplated resale transaction. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be an "affiliate" of such issuer.

The resale rules applicable to U.S. Levon Securityholders are summarized below. U.S. Levon Securityholders are urged to consult with their own legal counsel to ensure that the resale of New Levon Shares and Spinco Shares issued to them pursuant to the Arrangement complies with all applicable Securities Laws.

Persons or entities who are not affiliates of Levon, SciVac or Spinco and who have not been affiliates of Levon, SciVac or Spinco within 90 days prior to the contemplated resale transaction, may resell the New Levon Shares and Spinco Shares issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

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Persons or entities who are affiliates of Levon, SciVac or Spinco or who have been affiliates of Levon, SciVac or Spinco within 90 days prior to the contemplated resale transaction will be subject to restrictions on resale of the New Levon Shares and Spinco Shares under the U.S. Securities Act. These affiliates may not resell their New Levon Shares and Spinco Shares unless such New Levon Shares and Spinco Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available. Affiliates may resell their New Levon Shares and Spinco Shares in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, such provisions including the availability of current public information regarding Levon, volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act. Affiliates of Levon, SciVac or Spinco who are affiliates of Levon, SciVac or Spinco may be able to resell their New Levon Shares and Spinco Shares outside the United States in an "offshore transaction" pursuant to Regulation S, as described below.

Resale of New Levon Shares and Spinco Shares by Affiliates of Levon Pursuant to Regulation S

Provided that Levon or Spinco, as the case may be, remains a "foreign private issuer" as defined in Rule 405 of the U.S. Securities Act at the time the New Levon Shares and Spinco Shares are issued at the Effective Time of the Arrangement, a person who is an affiliate of Levon or Spinco at the time of the contemplated resale transaction, may, under the U.S. Securities Act, resell the New Levon Shares and Spinco Shares issued to them pursuant to the Arrangement in an "offshore transaction" in accordance with (i) Rule 904 of Regulation S, provided that (A) such person is an affiliate of Levon or Spinco at the time of the resale transaction solely by virtue of having a position as an officer or director of Levon or Spinco, (B) such person would not be deemed a "distributor" as defined in Regulation S, (C) no "directed selling efforts" as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (D) the conditions imposed by Regulation S under the U.S. Securities Act for "offshore transactions" are satisfied, or (ii) Rule 903 of Regulation S, provided that, among other things, (A) no "directed selling efforts" as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, (B) Levon or Spinco, as the case may be, remains a "foreign private issuer" as defined in Rule 405 of the U.S. Securities Act at the time of resale of the New Levon Shares or Spinco Shares, respectively, and (C) the conditions imposed by Regulation S for "offshore transactions" are satisfied. An offer or sale of securities is made in an "offshore transaction" if (i) the offer is not made to a person in the United States, and (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) for purposes of (x) Rule 903 of Regulation S, the transaction is executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States, or (y) Rule 904 of Regulation S, the transaction is executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Levon or Spinco who is an affiliate of Levon or Spinco solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

Risks Associated with the Arrangement

In evaluating the Arrangement, Levon Securityholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Levon, may also adversely affect the New Levon Shares, the Spinco Shares and/or the businesses of Levon and Spinco following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Levon Securityholders should also carefully consider the risk factors associated with the business of Levon set forth in the section entitled "Key Information – Risk Factors" of Levon's revised annual report on Form 20- F/A dated June 30, 2014 which is available on SEDAR at www.sedar.com, as such risk factors will be associated with the business of Spinco following completion of the Arrangement. Levon Securityholders should also carefully consider the risk factors associated with the business of SciVac set forth in the section entitled "Risk Factors" in Appendix F to this Circular as such risk factors will be associated with the business of Levon following completion of the Arrangement and the risk factors associated with the business of Spinco set forth in the section entitled "Risk Factors" in Appendix H to this Circular. If any of the risk factors materialize, the predictions based on them may need to be re-evaluated. The risks associated with the Arrangement include, without limitation:

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The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect on Levon.

Each of Levon and SciVac has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Levon provide any assurance, that the Arrangement Agreement will not be terminated by either Levon or SciVac before the completion of the Arrangement. For example, SciVac has the right, in certain circumstances, to terminate the Arrangement Agreement if any change, effect, event, circumstance or fact occurs that constitutes a Material Adverse Effect in respect of Levon and its subsidiaries. Although a Material Adverse Effect excludes certain events that are beyond the control of Levon (such as general political, economic or financial conditions or the state of securities and commodities market which do not have a materially disproportionate effect on Levon), there is no assurance that a Material Adverse Effect on Levon will not occur before the Effective Date, in which case SciVac could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Levon, including the receipt of the Final Order. There can be no certainty, nor can Levon provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Levon will incur costs and may have to pay the Termination Fee.

Certain costs related to the Arrangement, such as legal and financial advisor fees, must be paid by Levon even if the Arrangement is not completed. In addition, if the Arrangement is not completed, Levon may be required to pay SciVac the Termination Fee. See "The Arrangement – The Arrangement Agreement – Termination Fee".

Levon's directors and executive officers may have interests in the Arrangement that are different from those of the Levon Securityholders.

In considering the recommendation of the Levon Board to vote in favour of the Arrangement Resolution, Levon Securityholders should be aware that certain members of the Levon Board and management have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Levon Shareholders generally. See "The Arrangement — Interests of Certain persons in the Arrangement".

The market price for Levon Shares may decline if the Arrangement is not completed.

If the Arrangement is not completed, the market price of the Levon Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Levon Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement. Levon will also remain obligated to pay certain costs.

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The issue of New Levon Shares under the Arrangement and their subsequent sale may cause the market price of New Levon Shares to decline.

As of the Record Date, 231,564,423 Levon Shares were outstanding and an aggregate of 21,597,500 Levon Shares were subject to outstanding Levon Options. Up to 801,145,325 New Levon Shares may be issued or issuable in connection with the Arrangement. The issue of these New Levon Shares and their sale and the sale of additional New Levon Shares that may become eligible for sale in the public market from time to time could depress the market price for Levon Shares.

There is currently no market for the Spinco Shares.

There is currently no market through which the Spinco Shares may be sold and Levon Securityholders may not be able to resell the Spinco Shares acquired under the Arrangement. This may affect the price of the Spinco Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Spinco Shares. Application will be made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on the TSX or any other stock exchange. It is not a condition of the Arrangement that the TSX has conditionally approved the listing of the Spinco Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel to Levon, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Levon Shareholders, who for the purposes of the Tax Act (i) hold their Levon Shares and will hold their New Levon Shares and Spinco Shares, as capital property, (ii) deal at arm's length with Levon, and (iii) are not affiliated with Levon (a "Holder").

Levon Shares, New Levon Shares and Spinco Shares will generally be considered to be capital property to a Holder, unless such securities are held in the course of carrying on a business of buying or selling securities or were acquired in a transaction considered to be an adventure in the nature of trade.

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This summary is not applicable to a Holder who (i) is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, (ii) is a "specified financial institution" as defined in the Tax Act, (iii) is a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) has acquired Levon Options on the issuance or grant of an employee stock option, (v) has acquired Levon Shares upon the exercise of an employee stock option, (vi) is a taxpayer whose "functional currency" for the purposes of the Tax Act is the currency of a country other than Canada; or (vii) that has entered into, or will enter into, a "derivative forward agreement" or a "synthetic disposition agreement" as defined in the Tax Act with respect to Levon Shares, Spinco Shares or New Levon Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation, resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and counsel's understanding of the current administrative practices and policies of the CRA. This summary also takes into account all specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") officially announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in the form proposed. If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act (a "Resident Holder").

Certain Resident Holders who might not otherwise be considered to hold their Levon Shares, New Levon Shares or Spinco Shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the Tax Act. Any Resident Holders contemplating making a subsection 39(4) election should first consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

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Exchange of Levon Share for New Levon Share and Spinco Share

Levon has informed counsel that the aggregate fair market value of all Spinco Shares when they are distributed is not expected to exceed the "paid-up capital", as defined in the Tax Act, for all Levon Shares immediately before the distribution of Spinco Shares in exchange for Levon Shares. Accordingly, Levon is not expected to be deemed to pay, nor is a Resident Holder expected to be deemed to receive, a dividend as a result of the distribution of Spinco Shares in exchange for Levon Shares under the Arrangement. If the fair market value of all Spinco Shares at the time of their distribution were to exceed the paid-up capital of all Levon Shares immediately before that time, Levon would be deemed to have paid a dividend on the Levon Shares equal to the amount of the excess and each Resident Holder would be deemed to have received a pro rata portion of the dividend, based on the proportion of Levon Shares held. See "Taxation of Dividends" below for a general description of the taxation of dividends under the Tax Act.

Assuming that the fair market value of all Spinco Shares at the time of distribution does not exceed the paid-up capital of all Levon Shares immediately before that time, a Resident Holder whose Levon Shares are exchanged for New Levon Shares and Spinco Shares under the Arrangement will be considered to have disposed of the Levon Shares for proceeds of disposition equal to the greater of: (i) the Resident Holder's adjusted cost base of the Levon Shares immediately before the exchange; and (ii) the fair market value, at the time of the exchange, of the Spinco Shares received by the Resident Holder. Consequently, a Resident Holder will realize a capital gain to the extent that the fair market value of the Spinco Shares received exceeds the adjusted cost base of the Resident Holder's Levon Shares at the time of the distribution. If the fair market value of all Spinco Shares at the time of distribution were to exceed the paid-up capital of all Levon Shares immediately before the exchange, the proceeds of disposition of the Resident Holder's Levon Shares would be reduced by the amount of the dividend referred to in the previous paragraph that the Resident Holder is deemed to have received. See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

The cost to a Resident Holder of New Levon Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Holder's Levon Shares immediately before the exchange exceeds the fair market value, at the time of their distribution, of the Spinco Shares received by the Resident Holder. The cost to a Resident Holder of the Spinco Shares acquired on the exchange will be equal to the fair market value of the Spinco Shares at the time of exchange.

Dissenting Shareholders

A Resident Holder of Levon Shares who, as a result of exercising Dissent Rights, receives a cash payment from Levon in consideration for such Resident Holder's Levon Shares may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid-up capital of the Levon Shares and a capital gain (or capital loss) to the extent that the proceeds of disposition less the deemed dividend exceed (or are less than) the adjusted cost base of such dissenting Resident Holder's Levon Shares, immediately before payment of the fair market value of the Levon Shares. In certain circumstances, all or a part of a deemed dividend received by a dissenting Resident Holder that is a corporation may be treated as proceeds of disposition rather than as a deemed dividend. See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the Tax Act. A dissenting Resident Holder will be required to include in income any interest awarded by a court in connection with the Arrangement.

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Taxation of Dividends

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on New Levon Shares or Spinco Shares will be included in computing the individual's income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Levon or Spinco, as the case may be, as an "eligible dividend" in accordance with the Tax Act.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on New Levon Shares or Spinco Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A "private corporation" or a "subject corporation", as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on Levon Shares or Spinco Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Disposition of New Levon or Spinco Shares

Generally, a Resident Holder that disposes or is deemed to dispose of New Levon Shares or Spinco Shares will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder's adjusted cost base of those shares immediately before the disposition and any reasonable costs of the disposition. See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

Taxation of Capital Gains and Losses

One-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year will be included in the Resident Holder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a Resident Holder that is a corporation may be reduced by the amount of certain dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

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A Resident Holder that is throughout the relevant taxation year a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 ⅔% on its "aggregate investment income" for the year, which will include taxable capital gains.

Alternative Minimum Tax

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Such Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions of the Tax Act.

Holders Not Resident in Canada

The following portion of the this summary is applicable to a Holder who (i) at all relevant times, is not, and is not deemed to be, resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Levon Shares, New Levon Shares or Spinco Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Levon Share for New Levon Share and Spinco Share

The discussion above, applicable to Resident Holders under the heading "Holders Resident in Canada - Exchange of Levon Share for New Levon Share and Spinco Share" also applies to a Non-Resident Holder. See "Taxation of Dividends" below for a general description of the taxation of dividends to a Non-Resident Holder under the Tax Act. The tax treatment of a capital gain or a capital loss realized by a Non-Resident Holder is described generally below under the heading "Taxation of Capital Gains and Losses".

Dissenting Shareholders

The discussion above applicable to Resident Holders, under the heading "Holders Resident in Canada -Dissenting Shareholders", also applies to a dissenting Non-Resident Holder. The tax treatment of a capital gain or capital loss and a deemed dividend realized by a Non-Resident Holder as a consequence of exercising Dissent Rights are described generally below under the heading "Taxation of Capital Gains and Losses" and "Taxation of Dividends".

Taxation of Capital Gains and Losses

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of New Levon Shares or Spinco Shares, unless, at the time of disposition, such shares constitute "taxable Canadian property" of the Non- Resident Holder within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

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Generally, a share of a corporation will not constitute "taxable Canadian property" to a Non-Resident Holder at the time of disposition provided that the share is listed at that time on a designated stock exchange (which includes the TSX), unless at any time during the 60-month period immediately preceding the time of disposition the following two conditions have been met concurrently: (i) one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the shares of any class or series of the capital stock of the corporation; and (ii) more than 50% of the fair market value of the share was derived directly or indirectly from one of any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), or an option in respect of, or interests in, or for civil law rights in, any such properties, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a share could be deemed to be taxable Canadian property to a Non- Resident Holder.

A disposition or deemed disposition of shares by a Non-Resident Holder whose shares are taxable Canadian property and who is not entitled to an exemption under an applicable income tax convention, will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost of such shares to the Non-Resident Holder at the time of actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and will be taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against certain taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions of the Tax Act. Non-Resident Holders to whom these rules may be relevant should consult their own tax advisers in this regard.

Taxation of Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a Non- Resident Holder on New Levon Shares or Spinco Shares will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to the protection of an applicable income tax convention.

ELIGIBILITY FOR INVESTMENT

New Levon Shares and Spinco Shares will be qualified investments, based on the current provisions of the Tax Act and the Regulations thereunder, for a trust governed by a registered retirement savings plan (an "RRSP"), registered retirement income fund (an "RRIF"), deferred profit sharing plan, registered retirement education savings plan, registered disability savings plan or a tax-free savings account (a "TFSA") at any particular time, provided the New Levon Shares and Spinco Shares are listed on a designated stock exchange (which currently includes the TSX) at that time.

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Notwithstanding that New Levon Shares and Spinco Shares may be qualified investments for a TFSA, RRSP or RRIF (a "Registered Plan"), if the New Levon Shares or Spinco Shares are a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. New Levon Shares and Spinco Shares will generally not be a "prohibited investment" for a Registered Plan if the holder or annuitant, as the case may be, (i) deals at arm's length with Levon or Spinco, as the case may be, for the purposes of the Tax Act, and (ii) does not have a "significant interest" (as defined in the Tax Act) in Levon or Spinco, as the case may be. In addition, New Levon Shares and Spinco Shares, as the case may be, will not be a prohibited investment if the New Levon Shares or Spinco Shares, as the case may be, are "excluded property" as defined in the Tax Act for trusts governed by a TFSA, RRSP or RRIF.

Holders should consult their own tax advisors to ensure the New Levon Shares and Spinco Shares would not be a prohibited investment in their particular circumstances including with respect to whether such shares would be "excluded property" as defined in the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to U.S. Holders arising from and relating to the receipt of Spinco Shares pursuant to the Arrangement as well as the ownership and disposition of Spinco Shares received pursuant to the Arrangement. This summary addresses only Levon Shareholders that are U.S. Holders who participate in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. In addition, this summary does not address any tax consequences to U.S. Levon Optionholders with respect to Levon Options. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal estate and gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership or disposition of Spinco Shares. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal estate and gift, U.S. federal alternative minimum, U.S. state and local and non-U.S. tax consequences of the Arrangement and the ownership or disposition of Spinco Shares.

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No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States and Canada with Respect to Taxes on Income and Capital ("U.S. Tax Treaty") and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares) that is for U.S. federal income tax purposes:

•	an individual treated as a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that: (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) hold Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares) other than as a capital asset within the meaning of Section 1221 of the Code; and (g) own (directly, indirectly, or by attribution) 5% or more of the total combined voting power of all classes of shares of Levon (and/or after the Arrangement, Spinco) entitled to vote. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares) in connection with carrying on a business in Canada; (d) persons whose Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S. Tax Treaty. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Spinco Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Levon Shares (or, after the Arrangement, New Levon Common Shares and Spinco Shares), the U.S. federal income tax consequences of the Arrangement and owning and disposing of such shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Spinco Shares.

U.S. Federal Income Tax Characterization of the Arrangement

Spin-Out

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that: (A) the redesignation of all of the Levon Shares as "Class A Common Shares"; (B) the creation of the New Levon Common Shares; and (C) the transfer by every Levon Shareholder of all outstanding Levon Shares to Levon in exchange for one New Levon Common Share and 0.5 of a Spinco Share for each Levon Share; and (D) the cancellation of the Class A Common shares, will properly be treated, under the step transaction doctrine or otherwise, as: (i) a tax-deferred exchange by Levon Shareholders of their Levon Shares for New Levon Common Shares under Section 368(a)(1)(E) or Section 1036 of the Code; and (ii) a distribution of the Spinco Shares under Section 301 of the Code.

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There can be no assurance that the IRS will not challenge this characterization of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. No ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement has been sought or obtained. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules Applicable to the Arrangement

Status of Levon and Spinco

Special, generally adverse, U.S. federal income tax consequences apply to U.S. taxpayers who hold interests in a passive foreign investment company (a "PFIC") as defined under Section 1297 of the Code for any tax year during which such U.S. Holder holds or held shares in the PFIC, unless certain elections are available and timely and effectively made. As discussed below, it is believed that Levon has been a PFIC in prior years and is expected to be one at the time of the Arrangement.

A non-U.S. corporation generally will be classified as a PFIC if, for a tax year: (a) 75% or more of the gross income (as defined for U.S. federal income tax purposes) of such non-U.S. corporation for such tax year is passive income (the "income test"); or (b) 50% or more of the value of such non-U.S. corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it: (a) held a proportionate share of the assets of such other corporation; and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the foreign corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

In addition, under certain attribution rules, if Levon or Spinco is a PFIC, U.S. Holders will be deemed to own their proportionate share of subsidiaries of Levon or Spinco, as applicable, which are PFICs (such subsidiaries referred to as "Subsidiary PFICs"), and will be subject to U.S. federal income tax on: (a) a distribution on the shares of a Subsidiary PFIC; and (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

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Levon believes that it was a PFIC for prior tax years and based on current business plans and financial expectations, Levon expects to be a PFIC for the tax year that includes the Arrangement. In addition, based on current business plans and financial expectations, Levon expects that Spinco will be a PFIC for the tax year in which the Arrangement occurs and may be a PFIC in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, generally cannot be determined until the close of the tax year in question. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Levon (or a Subsidiary PFIC) concerning its PFIC status or Spinco's PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Levon, Spinco and each Subsidiary PFIC.

Effect of PFIC Rules on the Exchange of Levon Shares for New Levon Common Shares

If Levon has been a PFIC at any time during the period that a U.S. Holder has held Levon Shares, such holder could potentially be subject to the special, generally adverse, rules described below with respect to the exchange of Levon Shares for New Levon Common Shares pursuant to the Arrangement. Section 1291(f) of the Code provides that, to the extent provided in Treasury Regulations, any normally available non-recognition provision will not apply to a U.S. Holder's disposition (including, in particular, any disposition of shares that occurs pursuant to a recapitalization under Section 368(a) of the Code) of shares of a foreign corporation if the corporation was a PFIC for any taxable year that is included in whole or in part in the U.S. Holder's holding period for the Levon Shares. The U.S. Treasury Department has issued proposed Treasury Regulations (which are not yet effective), but no final or temporary Treasury Regulations, under Section 1291(f). However, it is impossible to predict at this time whether, in what form, and with what effective date, final Treasury Regulations will be adopted. There is uncertainty about whether Section 1291(f) is self-executing. However, the IRS's position appears to be that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary Treasury Regulations. The proposed Treasury Regulations under Section 1291 provide an exception to the application of the PFIC rules in the context of certain non-recognition transactions where shares in a PFIC are exchanged for shares of an entity that also qualifies as a PFIC for the tax year that includes the day after the effective date of the transaction (the "PFIC-for-PFIC Exception"). Assuming the exchange of Levon Shares for New Levon Common Shares in connection with the Arrangement qualifies as a tax deferred transaction under U.S. tax rules, such exchange should fit within the PFIC-for-PFIC Exception since Levon is expected to be a PFIC both immediately before and immediately after such exchange.

These proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the proposed Treasury Regulations are adopted in their current form, U.S. Holders could be expected to avoid application of the PFIC rules with respect to their exchange of Levon Shares for New Levon Common Shares pursuant to the Arrangement. However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

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In the absence of the proposed Treasury Regulations being finalized in their current form, if such exchange qualifies as a tax deferred exchange under Section 368(a)(1)(E) or Section 1036, such tax-deferred exchange treatment should be respected under the applicable PFIC rules; however, it is unclear whether the IRS would agree with this interpretation. U.S. Holders should consult their own tax advisors regarding whether the proposed Treasury Regulations under Section 1291 would apply if such exchange qualifies as a tax deferred exchange.

A U.S. Holder should take a basis in the New Levon Common Shares received pursuant to the Arrangement equal to its basis in the Levon Shares exchanged therefor and the holding period for the New Levon Common Shares received should include the holding period of the exchanged Levon Shares. However, there can be no assurance that the IRS will not challenge the qualification of such exchange under the PFIC-for-PFIC Exception or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Effect of PFIC Rules on the Distribution of Spinco Shares Pursuant to the Arrangement

If Levon is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the New Levon Common Shares, the effect of the PFIC rules on such U.S. Holder receiving Spinco Shares in the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat Levon as a "qualified electing fund" (a "QEF") under Section 1295 of the Code (a "QEF Election") or has made a mark-to- market election with respect to its New Levon Common Shares under Section 1296 of the Code (a "Mark-to- Market Election"). In prior tax years, Levon has not provided a PFIC Annual Information Statement to the Levon Shareholders and there can be no assurance that Levon will provide a PFIC Annual Information Statement to Levon Shareholders in the future. Accordingly, it is expected that Levon Shareholders will not be able to make a QEF Election with respect to Levon or the Levon Shares. In this summary, a U.S. Holder that has made a timely and effective QEF Election or a Mark-to-Market Election is referred to as an "Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election or a Mark-to-Market Election is referred to as a "Non-Electing Shareholder". If either of these elections has been successfully made, Electing Shareholders generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of Spinco Shares pursuant to the Arrangement.

Default Rules

With respect to a Non-Electing Shareholder, if Levon is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the New Levon Common Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of New Levon Common Shares and to "excess distributions" from Levon (generally, distributions received in the current tax year that are in excess of 125% of the average distributions received during the three preceding years, or during the U.S. Holder's holding period for the New Levon Common Shares, if shorter).

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Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of New Levon Common Shares and any excess distribution must be ratably allocated to each day in a Non-Electing Shareholder's holding period for the New Levon Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before Levon became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such a Non- Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the distribution of the Spinco Shares pursuant to the Arrangement constitutes an "excess distribution" with respect to a Non-Electing Shareholder, such Non- Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Spinco Shares. In addition, the distribution of the Spinco Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the "indirect disposition" by a Non-Electing Shareholder of such Non- Electing Shareholder's indirect interest in Spinco, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Mark-to-Market Election

If a Mark-to-Market Election, discussed under "– Passive Foreign Investment Company Applicable to the Ownership and Disposition of Spinco Shares Received in the Arrangement – Mark-to-Market Election" below, has been made by a U.S. Holder with respect to its New Levon Common Shares in a year prior to the distribution of Spinco Shares, such U.S. Holder generally will not be subject to the PFIC rules discussed above upon the receipt of such New Levon Common Shares. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the New Levon Common Shares (which is deemed to include the holding period of the New Levon Common Shares) and in the same year as the Spinco Shares are distributed pursuant to the Arrangement, the PFIC rules would apply to the distribution of Spinco Shares.

A U.S. Holder that has made a Mark-to-Market Election in a year prior to the year in which Spinco Shares are distributed pursuant to the Arrangement should avoid the potential interest charge of Section 1291 of the Code on the distribution of Spinco Shares and on any "indirect disposition" of such U.S. Holder's indirect interest in Spinco deemed to occur, as described above. Instead, such U.S. Holder will include in ordinary income for the tax year in which the distribution of Spinco Shares occurs an amount equal to the excess, if any, of: (a) the fair market value of the New Levon Common Shares as of the close of such tax year over; (b) such U.S. Holder's tax basis in such New Levon Common Shares. Such U.S. Holder will be allowed a deduction in an amount equal to the lesser of: (a) the excess, if any, of: (i) such U.S. Holder's adjusted tax basis in the New Levon Common Shares over; (ii) the fair market value of such New Levon Common Shares as of the close of such tax year; or (b) the excess, if any, of: (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years; over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years.

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A U.S. Holder who has made a timely and effective Mark-to-Market Election would also be subject to the tax consequences described under "– Tax Consequences of the Distribution" below. In addition, a U.S. Holder that has made a Mark-to-Market Election generally will adjust its tax basis in the New Levon Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. Inclusions and deductions because of the Mark-to-Market Election are taken into account when calculating gain or loss on a future sale of New Levon Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Tax Consequences of the Distribution

Subject to the PFIC rules discussed above, a U.S. Holder would be required to include the fair market value of the Spinco Shares received pursuant to the Arrangement (without reduction for any Canadian income tax withheld) in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Levon. To the extent the fair market value of the Spinco Shares distributed pursuant to the Arrangement exceeds Levon's adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the Arrangement can be expected to generate additional earnings and profits for Levon. To the extent that the fair market value of the Spinco Shares exceeds the current and accumulated "earnings and profits" of Levon, the distribution of the Spinco Shares pursuant to the Arrangement will be treated: (a) first, as a tax free return of capital to the extent of a U.S. Holder's tax basis in the New Levon Common Shares; and (b) thereafter, as gain from the sale or exchange of such New Levon Common Shares. However, Levon may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Levon with respect to the New Levon Common Shares will constitute ordinary dividend income. Dividends received on New Levon Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction." Subject to the PFIC rules, preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Holder that is a corporation. Levon does not anticipate that its distribution of Spinco Shares will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The distribution rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Dissenting U.S. Holders

A U.S. Holder that exercises Dissent Rights and is paid cash for all of such U.S. Holder's Levon Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Levon Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Levon Shares surrendered.

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Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Levon Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Applicable to the Ownership and Disposition of Spinco Shares Received in the Arrangement

As noted in the discussion above, based on current business plans and financial projections, it is expected that Spinco will be a PFIC for its tax year that includes the date after the Effective Date of the Arrangement and may be a PFIC in subsequent tax years. If Spinco is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Spinco Shares will depend on whether such U.S. Holder makes a timely Mark-to-Market Election (as defined below) with respect to Spinco, or the Spinco Shares, as applicable. There can be no assurance that Spinco will provide a PFIC Annual Information Statement to its shareholders. Accordingly, it is expected that U.S. Holders will not be able to make a QEF Election with respect to Spinco or the Spinco Shares.

Default Rules

A Non-Electing Shareholder will be subject to the PFIC rules described above with respect to: (a) any gain recognized on the sale or other taxable disposition of Spinco Shares; and (b) any excess distribution received on the Spinco Shares. As previously discussed, these rules require that any such gain or excess distribution be allocated over the Non-Electing Shareholder's holding period for the Spinco Shares and taxed at the highest tax rates applicable to ordinary income for such year with an interest charge assessed on the resulting liability as if such amount were due in such prior year and not paid. A Non-Electing Shareholder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. If Spinco is a PFIC for any tax year during which a Non-Electing Shareholder holds Spinco Shares, Spinco will continue to be treated as a PFIC with respect to such Non-Electing Shareholder, regardless of whether Spinco ceases to be a PFIC in one or more subsequent tax years. If Spinco ceases to be a PFIC, a Non-Electing Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the PFIC rules discussed above) as if such Spinco Shares were sold on the last day of the last tax year for which Spinco was a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Spinco Shares are marketable stock. The Spinco Shares generally will be "marketable stock" if the Spinco Shares are regularly traded on: (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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A U.S. Holder that makes a Mark-to-Market Election with respect to its Spinco Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to the Spinco Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Spinco Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Spinco Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Spinco is a PFIC, an amount equal to the excess, if any, of: (a) the fair market value of the Spinco Shares, as of the close of such tax year; over (b) such U.S. Holder's tax basis in such Spinco Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of: (a) such U.S. Holder's adjusted tax basis in the Spinco Shares; over (b) the fair market value of such Spinco Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to- Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Spinco Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Spinco Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of: (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years; over (b) the amount allowed as a deduction because of such Mark- to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to- Market Election is made and to each subsequent tax year, unless the Spinco Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to- Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Spinco Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Spinco Shares that would otherwise be tax deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Spinco Shares are transferred.

In any year in which Spinco is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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Certain additional adverse rules will apply with respect to a U.S. Holder if Spinco is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Spinco Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Spinco Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such specific rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Spinco Shares.

General U.S. Federal Income Tax Rules Applicable to the Ownership and Disposition of Spinco Shares

A U.S. Holder's initial tax basis in the Spinco Shares received pursuant to the Arrangement will be equal to the fair market value of such Spinco Shares on the date of distribution. A U.S. Holder's holding period for the Spinco Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

The following discussion is subject to the rules described under the heading "– Passive Foreign Investment Company Rules Applicable to the Ownership and Disposition of Spinco Shares Received in the Arrangement" above.

Distributions on Spinco Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Spinco Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Spinco, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Spinco, such distribution will be treated first as a tax free return of capital to the extent of a U.S. Holder's tax basis in the Spinco Shares and thereafter as gain from the sale or exchange of such Spinco Shares (see "Sale or Other Taxable Disposition of Spinco Shares" below). However, Spinco may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Spinco with respect to the Spinco Shares will constitute ordinary dividend income. Dividends received on the Spinco Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations, dividends paid by Spinco to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Spinco not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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Sale or Other Taxable Disposition of Spinco Shares

Upon the sale or other taxable disposition of Spinco Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year. Preferential rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Levon Shares and Spinco Shares and net gains from the disposition of the Levon Shares and Spinco Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Levon Shares or Spinco Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Spinco Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, which generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid by Levon or Spinco generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar for dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year by year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by Levon and Spinco generally will constitute "foreign source" income. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Spinco Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as "foreign source" under the U.S. Tax Treaty and such U.S. Holder elects to treat such gain or loss as "foreign source." The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Spinco Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

The payment of cash to U.S. Holders which exercise Dissent Rights pursuant to the Arrangement as well as payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Levon Shares or Spinco Shares, generally will be subject to information reporting and backup withholding tax (currently at the rate of 28%), if a U.S. Holder: (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

DISSENT RIGHTS

Levon Securityholders who wish to dissent should take note that strict compliance with the dissent procedures set out in the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement ("Dissent Procedures") is required.

Each registered Levon Securityholder is entitled to be paid the fair value, in cash, of the holder's Levon Securities, provided that the holder validly dissents to the Arrangement and the Arrangement becomes effective.

The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A registered Levon Securityholder is not entitled to exercise Dissent Rights if the holder votes any Levon Securities in favour of the Arrangement Resolution.

The Plan of Arrangement provides that the Levon Securities of registered Levon Securityholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Levon Securities, will be acquired by Levon as at the Effective Time, in consideration for the payment by Levon of the fair value thereof, in cash. SciVac is not obligated to complete the Arrangement if registered Levon Securityholders holding more than 3% of the issued and outstanding Levon Shares and Levon Options exercise the Dissent Rights in respect of the Arrangement.

Any Dissenting Securityholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Levon Securities will be deemed to have participated in the Arrangement on the same basis as non- Dissenting Securityholders, and (i) each Levon Share held by such Dissenting Securityholder, if any, will be deemed to be transferred to and acquired by Levon in exchange for one New Levon Share and 0.5 of a Spinco Share, and (ii) each Levon Option held by such Dissenting Securityholder, if any, will be deemed to be cancelled, in each case in accordance with the Plan of Arrangement. In no case, however, will Levon or Spinco or any other person be required to recognize such persons as holders of Levon Securities after the Effective Time, and the names of such persons will be deleted from the central securities registers of Levon at the Effective Time.

A brief summary of the Dissent Procedures is set out below.

This summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Levon Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A copy of the Interim Order is reproduced in Appendix D to this Circular. Sections 237 to 247 of the BCBCA are reproduced in Appendix E to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a registered Levon Securityholder to do so may result in the loss of that holder's Dissent Rights. Accordingly, each registered Levon Securityholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult the holder's legal advisors.

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Written notice of dissent from the Arrangement Resolution must be received by Levon not later than 5 p.m. (Vancouver time) on the date that is two Business Days before the date of the Meeting or any date to which the Meeting may be postponed or adjourned. The notice of dissent should be delivered by registered mail to Levon at the address for notice described below. After the Arrangement Resolution is approved by Levon Securityholders and within one month after Levon notifies the Dissenting Shareholder of Levon's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the Dissenting Securityholder must send to Levon a written notice that the holder requires the purchase of all of the Levon Securities in respect of which the holder has given notice of dissent, together with the share certificate or certificates representing those Levon Securities (including a written statement prepared in accordance with Section 244(2) of the BCBCA, if the dissent is being exercised by the Levon Securityholder on behalf of a beneficial Levon Securityholder). A Dissenting Securityholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value, in cash, for his, her or its Levon Securities will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Securityholders.

Any Dissenting Securityholder who has duly complied with Section 244(1) of the BCBCA, or Levon, may apply to the Court, and the Court may determine the fair value of the Levon Securities and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Levon to apply to the Court. The Dissenting Securityholder will be entitled to receive the fair value, in cash, of the Levon Securities immediately before the passing of the Arrangement Resolution.

All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to:

Levon Resources Ltd.

Suite 500, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: President and Chief Executive Officer

ADOPTION OF NEW LEVON OPTION PLAN

New Levon Option Plan

New Levon intends to implement the New Levon Option Plan, such that, upon completion of the Arrangement, New Levon will have a rolling incentive stock option plan (as previously defined herein, the "New Levon Option Plan"). The New Levon Option Plan is a rolling stock option plan that sets the number of New Levon Shares issuable under the New Levon Option Plan at a maximum of 10% of the New Levon Shares issued and outstanding at the time of any grant under the New Levon Option Plan. Based on the 801,145,325 New Levon Shares expected to be issued and outstanding upon completion of the Arrangement (assuming all 21,597,500 Levon Options outstanding as of the Record Date are exercised prior to the Effective Date), 80,114,532 New Levon Shares will be reserved for issuance under the New Levon Option Plan. In addition, 80,114,523 options of New Levon will be available for grant under the New Levon Option Plan given that no options of New Levon will be outstanding upon completion of the Arrangement. See heading entitled "Pro Forma Capitalization" in Appendix G to this Circular.

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New Levon intends to implement the New Levon Option Plan upon completion of the Arrangement, subject to receipt of the necessary Levon Shareholder approval and acceptance by the TSX.

Summary of the New Levon Option Plan

The principal features of the New Levon Option Plan are as follows:

•	Eligible participants include directors, senior officers and employees of, and certain other persons who provide services to, New Levon and its subsidiaries ("Eligible Persons").

•

The number of New Levon Shares which may be issuable under the New Levon Option Plan and all of New Levon's other established or proposed security-based compensation arrangements within a one-year period is limited under the New Levon Option Plan to no more than 5% of the total number of issued and outstanding New Levon Shares on the grant date on a non-diluted basis to any one optionee.

•

Absent disinterested shareholder approval, the maximum percentage of New Levon Shares that may be reserved for issuance at any time or issued within one year to insiders pursuant to the New Levon Option Plan and all other established or proposed security-based compensation arrangements of New Levon is 10% of the outstanding New Levon Shares.

•	The exercise price for an option must be equal to, and must not be less than, the closing price per New Levon Share on the trading day immediately preceding the grant date.

•	The New Levon Option Plan provides for the vesting of options over a one year period with 25% for every three months or otherwise as determined by the board of New Levon at the time of grant.

•

The term for each option will be set by the board of New Levon at the time of issue of the option and must not be more than five years after the grant date subject to extension in the event of a blackout period as described below.

•	Under the New Levon Option Plan, if an optionee ceases to be an Eligible Person, his, her or its option will be exercisable as follows:

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(a)

if the optionee ceases to be an Eligible Person due to his or her death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to New Levon or to any entity controlled by New Levon, the option held by such optionee will be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date of such option;

(b)

if the optionee, or in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant, the optionee's employer, is employed or engaged, any outstanding option held by such optionee on the date of termination will be cancelled as of that date; or

(c)

if the optionee or, in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under New Levon's retirement policy then in force, or due to his, her or its termination by the New Levon other than for cause, or due to his, her or its voluntary resignation, the option then held by the optionee will be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of the expiry date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person.

•	No optionee may assign any of his, her or its rights under the New Levon Option Plan or any option granted thereunder.

•

The New Levon Option Plan permits the board of New Levon to amend or discontinue the plan or options granted thereunder at any time without shareholder approval, provided any amendment to the New Levon Option Plan that requires approval of any applicable exchanges may not be made without approval of such applicable exchanges. However, shareholder approval will be required for changes to the New Levon Option Plan that (a) increase the percentage of New Levon Shares issuable on exercise of outstanding options at any time; (b) reduce the exercise price of any outstanding options or in respect of the cancellation or re-issue of options; (c) extend the term of any outstanding options beyond the original expiry date of such options unless such extension is due to a blackout period being in effect; (d) increase the maximum limit on the number of New Levon Shares that may be issued to insiders pursuant to the New Levon Option Plan; (e) permit an optionee to transfer or assign options to a new beneficial holder, other than for estate settlement purposes; or (f) amend the New Levon Option Plan's amendment provisions. Furthermore, no amendment to the New Levon Option Plan or options granted pursuant to the New Levon Option Plan may be made without the consent of an optionee, if it adversely alters or impairs any options previously granted to such optionee under the New Levon Option Plan.

•	The New Levon Option Plan provides additional powers to the Board with respect to the withholding of tax and other required deductions in connection with the exercise of an option.

•	The New Levon Option Plan allows for the extension of options that expire during a blackout period imposed by New Levon for a period of 10 business days following the cessation of the blackout period.

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A copy of the New Levon Option Plan is available for inspection by Levon Securityholders at Levon's head office located at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 during normal business hours prior to the Meeting, or at the Meeting.

Approval of the New Levon Option Plan

In accordance with the policies of the TSX, the New Levon Option Plan must be approved by the Levon Shareholders at the Meeting.

At the Meeting, Levon Shareholders will be asked to consider, and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

(1)	the New Levon Option Plan to be dated as of the Effective Date, is confirmed and approved;

(2)

any one director or officer of Levon is authorized to amend the New Levon Option Plan should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX; and

(3)

any one director or officer of Levon is authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote the Levon Shares represented by such form of proxy IN FAVOUR of the approval of the New Levon Option Plan. The Levon Board recommends that Levon Shareholders vote FOR the approval of the New Levon Option Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast by Levon Shareholders at the Meeting.

INFORMATION CONCERNING LEVON

Documents Incorporated by Reference

Information in respect of Levon has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Levon at Suite 500, 666 Burrard Street, Vancouver, BC V6C 2X8, Attention: Christina Boddy, Corporate Secretary, Telephone (604) 318-0390, Fax: (604) 688-2419 or by email at info@levon.com and are also available electronically at www.sedar.com.

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The following documents, filed by Levon with securities commissions or similar regulatory authorities in Canada in which Levon is a reporting issuer, are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)

Levon's annual audited consolidated financial statements for the years ended March 31, 2014, 2013 and 2012, which comprise the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years ended March 31, 2014, 2013 and 2012, and related notes, together with the auditors' report thereon, contained therein.

Securities

As at the Record Date, there were 231,564,423 Levon Shares and 21,597,500 Levon Options issued and outstanding.

Trading Price and Volume

The Levon Shares are listed and posted for trading on the TSX, the Frankfurt Stock Exchange and the OTCQX marketplace in the U.S. The following table sets forth the daily high and low trading price and the aggregate trading volume of the Levon Shares on the TSX for the periods indicated.

	Price Range (1)		Trading
Month	High	Low	Volume (2)
April 2015	$0.61	$0.41	16,327,937
March 2015	$0.51	$0.37	21,691,996
February 2015	$0.44	$0.28	9,890,534
January 2015	$0.32	$0.225	5,305,815
December 2014	$0.28	$0.22	3,441,913
November 2014	$0.34	$0.23	8,078,715
October 2014	$0.295	$0.19	9,829,739

Source: Stockwatch

(1) Includes intra-day lows and highs.

(2) Total volume traded in the month.

(3) On March 19, 2015, the last trading day before it was announced that Levon and SciVac had entered into the Arrangement Agreement, the closing price of the Levon Shares on the TSX was $0.495.

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Previous Purchases and Sales

During the 12 months before the date of this Circular, in addition to Levon Shares issued on the exercise of Levon Options, Levon issued the following securities:

Date	Type of Transaction	Security	Price per Security	Number of Securities
November 4, 2014	Private Placement	Levon Shares	$0.25	4,400,000
November 4, 2014	Finder's Fee	Levon Shares	$0.25	110,000
October 21, 2014	Private Placement	Levon Shares	$0.22	27,000,000
October 21, 2014	Option Grant	Levon Options	$0.28	1,000,000
October 21, 2014	Option Grant	Levon Options	$0.28	500,000
October 21, 2014	Option Grant	Levon Options	$0.28	200,000
October 21, 2014	Option Grant	Levon Options	$0.28	200,000
October 21, 2014	Option Grant	Levon Options	$0.28	200,000
October 21, 2014	Option Grant	Levon Options	$0.28	200,000
October 21, 2014	Option Grant	Levon Options	$0.28	200,000
October 21, 2014	Option Grant	Levon Options	$0.28	50,000
October 21, 2014	Option Grant	Levon Options	$0.28	50,000
October 21, 2014	Option Grant	Levon Options	$0.28	375,000
October 21, 2014	Option Grant	Levon Options	$0.28	250,000
October 21, 2014	Option Grant	Levon Options	$0.28	250,000
October 21, 2014	Option Grant	Levon Options	$0.28	100,000
October 21, 2014	Option Grant	Levon Options	$0.28	250,000
October 21, 2014	Option Grant	Levon Options	$0.28	250,000

Dividends Policy

Levon has not paid any cash dividends on the Levon Shares to date. Levon does not anticipate paying cash dividends on the Levon Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Levon Board and will depend on Levon's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Levon Board considers relevant.

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Previous Distributions

During the five-year period prior to the date of this Circular, Levon distributed the following securities:

Date	Security	Price per Security	Aggregate Gross Proceeds
May 19, 2011	Levon Shares	$1.95	$40,170,000
March 25, 2011	Levon Shares	N/A	73,322,636 Levon Shares were issued pursuant to an arrangement with Valley High, at a deemed fair market value of $130,514,292
August 31, 2010	Levon Shares	$0.75	$11,104,015

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditor

The auditors of Levon are Smythe Ratcliff LLP, Chartered Accountants, of 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

Registrar and Transfer Agents

The registrar and transfer agent for the Levon Shares is Valiant Trust Company of 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 2P1.

INTEREST OF EXPERTS

To the best of Levon's knowledge, as at the date hereof, Stikeman Elliott LLP and Cassel and Salpeter & Co. each being companies, partnerships or persons who have prepared certain sections of this Circular, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular, or any director, officer, employee or partner thereof, as applicable, have not received a direct or indirect interest in a property of Levon, SciVac or Spinco, or any associate or affiliate thereof.

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As of the date hereof, each of: (a) the partners and associates of Stikeman Elliott LLP; and (b) the partners and associates of Cassel Salpeter & Co., owned, directly or indirectly, less than one percent of the Levon Shares, less than one percent of the SciVac Shares, and less than one percent of the Spinco Shares.

None of the aforementioned persons nor any directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of Levon, SciVac or Spinco, or any associate or affiliate thereof, or has received or will receive as a result of the Arrangement a direct or indirect interest in a property of Levon, SciVac or Spinco, or any associate or affiliate thereof.

Smythe Ratcliffe LLP is the auditor for Levon. Smythe Ratcliffe LLP has issued an auditor's report on the consolidated financial statements of Levon for the years ended March 31, 2014, 2013 and 2012 and has confirmed that they are independent with respect to Levon within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

INFORMATION CONCERNING SCIVAC

Upon completion of the Arrangement, Levon Shareholders (including former Levon Optionholders who receive New Levon Shares) will remain shareholders of Levon and Levon will own and operate the existing business of SciVac. Information relating to SciVac prior to the completion of the Arrangement is contained in Appendix F to this Circular and information relating to SciVac after completion of the Arrangement is contained in Appendix G to this Circular.

INFORMATION CONCERNING SPINCO

Upon completion of the Arrangement, Levon Shareholders (including former Levon Optionholders who receive Spinco Shares) will become shareholders of Spinco and Spinco will own and operate the existing business of Levon. Information relating to Spinco after the Arrangement is contained in Appendix H to this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers or any of their respective associates or affiliates is or at any time since the beginning of Levon's most recently completed financial year, were indebted to Levon or any of its subsidiaries as of the end of the most recently completed financial year or as at the date hereof, nor is or at any time since the beginning of Levon's most recently completed financial year, has any of the aforementioned individuals been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Levon or any of its subsidiaries.

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INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of Levon or any associate or affiliate of any informed person, has had a material interest in any transaction since the commencement of Levon's most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect Levon or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Levon is available on SEDAR at www.sedar.com.

Financial information is provided in Levon's comparative annual consolidated financial statements and management's discussion and analysis for its most recently completed year, which are filed on SEDAR.

Levon's most recent interim financial statements may be obtained by Levon Shareholders on request, without charge, from Levon at Suite 500, 666 Burrard Street, Vancouver, BC V6C 2X8, Attention: Christina Boddy, Corporate Secretary, Telephone (604) 318-0390, Fax: (604) 688-2419 or by email at info@levon.com.

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APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Levon Board.

May 1, 2015

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"

Ron Tremblay

President and Chief Executive Officer

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CONSENT OF CASSEL SALPETER & CO., LLC

To the Board of Directors of Levon Resources Ltd.:

We refer to the management information circular (the "Circular") of Levon Resources Ltd. ("Levon") dated May 1, 2015. We consent to the inclusion of our opinion letter, dated March 19, 2015, to the board of directors (the "Board") of Levon and the special committee of the Board as Appendix C to such Circular and the references to our firm and our opinion, including the quotation or summarization of such opinion, in such Circular, under the headings "Summary – Reasons for the Arrangement", "Summary - Fairness Opinion", "The Arrangement – Background to the Arrangement", "The Arrangement – Reasons for the Arrangement" and "The Arrangement - Fairness Opinion".

"Cassel Salpeter & Co., LLC"

Cassel Salpeter & Co., LLC

May 1, 2015

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APPENDIX A – ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the "Arrangement") under Section 288 of the British Columbia Business Corporations Act (the "BCBCA") involving Levon Resources Ltd. ("Levon"), all as more particularly described and set forth in the management information circular (the "Circular") of Levon dated May 1, 2015, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving Levon and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.

The arrangement agreement (the "Arrangement Agreement") between Levon, SciVac Ltd. and 1027949 B.C. Ltd., dated March 19, 2015, and all the transactions contemplated therein, the actions of the directors of Levon in approving the Arrangement and the actions of the directors and officers of Levon in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Levon or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Levon are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Levon:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Levon is hereby authorized, for and on behalf and in the name of Levon, to execute and deliver, whether under corporate seal of Levon or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Levon, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Levon;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX B – PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

1. INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	"Acquired Levon Shares" means that number of New Levon Shares as will represent, upon their issuance in connection with the Arrangement, 68.4% of the issued and outstanding New Levon Shares.

(ii)	"affiliate" has the meaning given to such term in the Arrangement Agreement;

(iii)

"Arrangement" means the arrangement under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, as may be amended, varied or supplemented from time to time in accordance with Section 10.1 of the Arrangement Agreement and the provisions hereof;

(iv)

"Arrangement Agreement" means the Arrangement Agreement dated March 19, 2015 to which this Plan of Arrangement is attached as Schedule "A", as the same may be amended, varied or supplemented from time to time in accordance with the terms thereof;

(v)	"Arrangement Resolution" means the special resolution of Levon Securityholders approving the Arrangement;

(vi)	"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

(vii)	"Business Day" means any day, other than a Saturday, Sunday or a statutory or civic holiday in Vancouver, British Columbia or the State of Israel;

(viii)	"Capital Notes" means the capital notes issued by SciVac;

(ix)	"Court" means the Supreme Court of British Columbia;

(x)

"Depositary" means any nationally recognized trust company, bank or financial institution engaged by Levon for the purpose of, among other things, receiving Letters of Transmittal and distributing certificates representing New Levon Shares and Spinco Shares in connection with the Arrangement;

B-1

(xi)	"Dissenting Levon Securityholder" means a registered Levon Securityholder who has duly exercised a Dissent Right;

(xii)	"Dissent Options" means the Levon Options held by a Dissenting Levon Securityholder and in respect of which the Dissenting Levon Securityholder has validly exercised Dissent Rights;

(xiii)	"Dissent Rights" shall have the meaning set out in Section 5 hereof;

(xiv)	"Dissent Shares" means the Levon Shares held by a Dissenting Levon Securityholder and in respect of which the Dissenting Levon Securityholder has validly exercised Dissent Rights;

(xv)	"Dissent Securities" means Dissent Shares and Dissent Options;

(xvi)	"DRS Statements" means statements prepared by the Depositary pursuant to the Depositary's electronic direct registration system;

(xvii)

"Effective Date" means the date upon which all of the conditions to completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered;

(xviii)	"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

(xix)

"Fair Market Value", when applied to Levon Shares, means the volume weighted average price of the Levon Shares over the five trading days on the TSX ending the day prior to such determination; and, when applied to the Spinco Shares, means the value determined as of the Effective Time by the directors of Spinco, acting reasonably, and a certificate setting out such value shall forthwith thereafter be provided to Levon;

(xx)

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xxi)	"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Levon Meeting, as such order may be amended, supplement or varied by the Court;

(xxii)	"Letter of Transmittal" means the letter of transmittal to be delivered by Levon to the Levon Shareholders providing for the delivery of the Levon Shares to the Depositary;

(xxiii)	"Levon" means Levon Resources Ltd., a corporation existing under the laws of British Columbia;

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(xxiv)

"Levon Meeting" means the special meeting of Levon Securityholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining approval by the Levon Securityholders of the Arrangement Resolution;

(xxv)	"Levon Optionholders" means the holders of Levon Options;

(xxvi)	"Levon Options" means the outstanding options to purchase Levon Shares granted under or otherwise subject to the Levon Stock Option Plan;

(xxvii)	"Levon Securities" means the Levon Shares and Levon Options;

(xxviii)	"Levon Securityholder" means the Levon Shareholders and the Levon Optionholders;

(xxix)

"Levon Shareholder" means a Person who is a registered holder of Levon Shares as shown on the share register of Levon Shares immediately prior to the Effective Time (including, holders of Levon Options who receive Levon Shares prior to the Effective Time or in accordance with Section 3(a)(ii) hereto);

(xxx)	"Levon Shares" means the common shares of Levon, as currently constituted prior to the Effective Time;

(xxxi)	"Levon Stock Option Plan" means the Amended and Restated Stock Option Plan of Levon approved by Levon's shareholders dated September 21, 2012, as amended;

(xxxii)

"Lien" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxxiii)	"Loans" means the loans made by certain SciVac Securityholders to SciVac;

(xxxiv)	"NIS" means New Israeli Shekels;

(xxxv)	"New Levon Shares" means common shares in the authorized share structure of Levon to be created and issued under the Arrangement;

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(xxxvi)	"Offerors" means the holders of all of the issued and outstanding shares of SciVac prior to the Effective Time;

(xxxvii)	"paid-up capital" has the meaning ascribed to such term for purposes of the Tax Act;

(xxxviii)

"Person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(xxxix)	"SciVac" means SciVac Ltd., an Israeli limited liability corporation;

(xl)	"SciVac Securityholders" means the Offerors, the holders of the Capital Notes and the holders of the Loans;

(xli)	"SciVac Shares" means the ordinary shares, nominal value NIS 1.00 per share, of SciVac;

(xlii)	"Spinco" means 1027949 B.C. Ltd., a corporation existing under the laws of British Columbia;

(xliii)	"Spinco Shares" means the common shares of Spinco; and

(xliv)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(b)

Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)

Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)

Number and Gender. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

(e)

Reference to Persons. A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

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2. EFFECT OF THE ARRANGEMENT

(a)	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

(b)

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court be binding upon Levon, Spinco, the Levon Optionholders and the Levon Shareholders.

3. THE ARRANGEMENT

(a)	The Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)

Levon Options, including Dissent Options, outstanding at the Effective Time shall be surrendered and transferred to Levon and cancelled and the holders of Dissent Options shall receive the amount described in subsection (iii)(B) below;

(ii)

the identifying name of the Levon Shares shall be changed from "Common" shares to "Class A Common" shares, there shall be created and attached to the Levon Shares the special rights set out in Appendix "A" to this Plan of Arrangement, the New Levon Shares, being shares without par value, shall be created as a class, the identifying name of the New Levon Shares shall be "Common" shares, the maximum number of New Levon Shares which Levon is authorized to issue shall be unlimited, there shall be added to Levon's articles Part 26 thereof as set out in the said Appendix "A", and Levon's notice of articles shall be altered accordingly.

(iii)	each Levon Shareholder shall transfer to Levon, free and clear of any Lien, all its Levon Shares and:

(A)	in exchange for each Levon Share, other than a Dissent Share, Levon shall issue as fully paid or transfer to the Levon Shareholder, one New Levon Share and 0.5 of a Spinco Share;

(B)

for each Dissent Share or Dissent Option, the Dissenting Securityholder shall be entitled to receive from Levon an amount agreed upon with Levon or equal to the fair value thereof determined in accordance with the Dissent Rights;

(C)	the stated capital of the New Levon Shares will be an amount equal to the paid-up capital of the Levon Shares, less the Fair Market Value of the Spinco Shares distributed on such exchange; and

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(iv)	with respect to each Levon Share:

(A)

the Levon Shareholder thereof shall cease to be the Levon Shareholder of such Levon Share and the name of the Levon Shareholder shall be removed from the central securities register of Levon with respect to such Levon Share;

(B)	such Levon Share shall be cancelled; and

(C)

other than with respect to Dissent Shares, the Levon Shareholder shall be registered in the central securities registers of Levon or Spinco, as the case may be, as the holder of New Levon Shares and Spinco Shares as set out in paragraph 3(a)(iii)(A);

(v)

The SciVac Securityholders will transfer the SciVac Shares, the Capital Notes and the Loans to Levon and in exchange Levon will issue to or to the order of the SciVac Securityholders, the Acquired Levon Shares;

(vi)

the Class A Common shares in the authorized share structure of Levon, as a class, shall be eliminated from the authorized share structure of Levon, the special rights attached to such shares and Part 26 of Levon's articles shall be deleted and Levon's notice of articles shall be altered accordingly; and

(vii)	The name of Levon shall be changed to SciVac Therapeutics Inc. or such other name as may be acceptable to SciVac and the Registrar.

(b)

No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional Spinco Shares or New Levon Shares shall be transferred to the Levon Shareholders or Offerors. Where the aggregate number of Spinco Shares or New Levon Shares to be issued under this Plan of Arrangement would result in a fraction of a Spinco Share or New Levon Share being issuable, the number of Spinco Shares or New Levon Shares to be received by such Levon Shareholder or Offeror shall be rounded down to the nearest whole Spinco Share or New Levon Share, as the case may be, and such Levon Shareholder or Offeror shall not be entitled to receive compensation in lieu of any fractional share.

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4. DELIVERY OF SPINCO SHARES AND NEW LEVON SHARES

(a)	Entitlement to Certificates or DRS Statements.

(i)

At or prior to the Effective Date, Levon shall deposit with the Depositary a treasury direction regarding the registration and delivery of certificates or DRS Statements for the benefit of the Levon Shareholders, representing the number of New Levon Shares and Spinco Shares to which they are entitled at the Effective Time after giving effect to the steps in Section 3(a)(i) – (iv) above and after giving effect to all exercises of Levon Options to the Effective Time.

(ii)

At or prior to the Effective Date, Levon shall deposit with Levon's transfer agent a treasury direction regarding the registration and delivery of certificates or DRS Statements for the benefit of the SciVac Securityholders, representing the number of New Levon Shares to which they are entitled at the Effective Time.

(iii)

Until such time as Levon Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires, all certificates or DRS Statements representing New Levon Shares or Spinco Shares to which such Levon Shareholder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to Section 4(a)(iv), in each case be delivered or paid to the Depositary to be held in trust for such Levon Shareholder for delivery to the Levon Shareholder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires.

(iv)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Levon Shares which were exchanged for New Levon Shares and Spinco Shares in accordance with Section 3 hereof, if applicable, a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Levon Shareholder following the Effective Time, certificates or DRS Statements representing the New Levon Shares and the Spinco Shares to which such Levon Shareholder is entitled to receive in accordance with Section 3 hereof.

(v)

After the Effective Time and until surrender for cancellation as contemplated by Section 4(a)(iv) hereof, each certificate which immediately prior to the Effective Time represented one or more Levon Shares (other than certificates representing Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor certificates or DRS Statements representing the New Levon Shares and the Spinco Shares to which the holder of such certificate is entitled to receive in accordance with Section 4(a)(iv) hereof.

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(b)

Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more Levon Shares which were exchanged for New Levon Shares and Spinco Shares in accordance with Section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates or DRS Statements representing the New Levon Shares and the Spinco Shares which such Levon Shareholder is entitled to receive in accordance with Section 3 hereof. When authorizing such delivery of certificates or DRS Statements representing the New Levon Shares and the Spinco Shares which such Levon Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Levon Shareholder to whom certificates or DRS Statements representing such New Levon Shares and Spinco Shares are to be delivered shall, as a condition precedent to the delivery of such New Levon Shares and Spinco Shares give a bond satisfactory to Levon, Spinco and the Depositary in such amount as Levon, Spinco and the Depositary may direct, or otherwise indemnify Levon, Spinco and the Depositary in a manner satisfactory to Levon, Spinco and the Depositary, against any claim that may be made against Levon, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Levon.

(c)

Termination of Rights. Any certificate formerly representing Levon Shares that is not deposited, with all other documents as provided in this Section 4 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against Levon, Spinco or the Depositary.

(d)

Dividends or other Distributions. No dividends or distributions declared or made after the Effective Date with respect to New Levon Shares or Spinco Shares, as they case may be, with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Date, represented outstanding Levon Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 4. Subject to Applicable Law and to Section 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate or DRS Statement representing the New Levon Shares and the Spinco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Levon Shares and Spinco Shares.

(e)

Withholding Rights. Levon, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration otherwise payable to any Person such amounts as Levon, Spinco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5. DISSENT RIGHTS

(a)

Each registered Levon Securityholder may exercise rights of dissent ("Dissent Rights") with respect to the Levon Securities held by it pursuant to and in the manner set forth in the Interim Order. Dissenting Levon Securityholders who:

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(i)

are ultimately entitled to be paid by Levon the fair value for their Dissent Securities shall be deemed to have (a) transferred such Dissent Shares (free of any Liens) to Levon for cancellation in accordance with Section 3(a) (iii) or (b) their Dissent Options cancelled pursuant to Section 3(a)(i), as applicable; or

(ii)

are ultimately not entitled, for any reason, to be paid by Levon fair value for their Dissent Securities in respect of which they dissent, shall be deemed to have (a) participated in the Arrangement in respect of their Dissent Shares on the same basis as a non-dissenting Levon Shareholder and shall be entitled to receive only the New Levon Shares and Spinco Shares that such non- dissenting Levon Shareholders are entitled to receive, on the basis set forth in Section 3(a)(iii)(A) or (b) their Dissent Options cancelled pursuant to Section 3(a)(i), as applicable.

(b)

In no event shall Levon or Spinco or any other Person be required to recognize a Dissenting Levon Securityholder as a registered or beneficial owner of Levon Securities at or after the Effective Time, and at the Effective Time the names of such Dissenting Levon Shareholders shall be deleted from the central securities register of Levon as at the Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Levon Securities in respect of which such Person voted in favour of the Arrangement.

6. AMENDMENT

(a)

Levon reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Levon Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Levon Shareholders and Levon Optionholders voting as a single class and in any event communicated to them, and in either case in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be made at any time prior to or at the Levon Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Levon Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Levon Meeting will be effective only if it is consented to by Levon and, if required by the Court, by the Levon Shareholders and Levon Optionholders, voting as a single class.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Levon without approval of the Levon Shareholders and the Levon Optionholders provided that it concerns a matter which, in the reasonable opinion of Levon is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Levon Shareholders and the Levon Optionholders.

(e)

Notwithstanding the foregoing provisions of this Section 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

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Appendix A to Plan of Arrangement

Special Rights attached to Class A Common Shares of Levon Resources Ltd.

The holders of the Class A Common shares of the Company are entitled to receive notice of, and to attend and vote in person or by proxy at, meetings of the Company and to cast two votes for each Class A Common share held.

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APPENDIX C – OPINION OF FINANCIAL ADVISOR TO LEVON

LETTER HEAD OF CASSEL SALPETER & CO., LLC

March 19, 2015

Levon Resources Ltd.

570 Granville Street, Suite 900

Vancouver, BC V6C 3P1

Canada

Attention:	The Special Committee of the Board of Directors The Board of Directors

Members of the Special Committee of the Board of Directors and the Board of Directors:

We understand that Levon Resources Ltd. (the "Company") intends to enter into an Arrangement Agreement (the "Arrangement Agreement") between SciVac Ltd. (the "Target") and the Company and 1027949 B.C. Ltd. ("Spinco"), pursuant to which, among other things, (i)  the existing common shares of Levon (the "Levon Shares") will be re- designated, (ii) new common shares (the "New Levon Shares") of Levon will be authorized, (iii) each outstanding Levon Share will be exchanged for one New Levon Share and 0.5 of a common share (the "Spinco Shares") of Spinco (the "Spinco Disposition"), (iv)  the shareholders of the Target will transfer to the Company all of the outstanding ordinary shares, nominal value NIS 1.00 per share (the "Target Shares"), of the Target, and (v)  the Company will issue to the shareholders (the "Target Shareholders") of the Target, the holders (the "Target Note Holders") of capital notes (the "Target Notes") issued by the Target and holders (the "Loan Holders" and, together with the Target Shareholders and the Target Note Holders, the "Target Securityholders") of certain loans (the "Target Loans" and, together with the Target Shares and the Target Notes, the "Target Securities") to the Target, in the aggregate, a number of New Levon Shares (the "Consideration") that, as of immediately following the Arrangement, will constitute 68.4% of the issued and outstanding New Levon Shares on a fully diluted basis (the "Arrangement").

You have requested that Cassel Salpeter & Co., LLC ("CS") render an opinion (this "Opinion") to the Board of Directors of the Company (the "Board") and to the Special Committee (the "Committee") thereof as to whether, as of the date of this Opinion, the Consideration to be issued by the Company to the Target Securityholders in exchange for the Target Securities in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company. You have also advised us, and we have also relied upon and assumed, at your direction, for purposes of our analyses and this Opinion that the number of shares comprising the Consideration will be 492,074,398 New Levon Shares and immediately following the closing of the Arrangement there will be 723,638,821 New Levon Shares outstanding on a fully diluted basis.

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In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed an execution copy of the Arrangement Agreement.

•

Reviewed certain publicly available financial information and other data with respect to the Company and the Target that we deemed relevant, including the Company's management information circular for the Company's annual meeting held September 18, 2014.

•

Reviewed certain other information and data with respect to the Company and the Target made available to us by the Company and the Target, including historical unaudited financial statements (collectively the "Target Financial Statements") of the Target for the years ending December 31, 2012, 2013 and 2014, and financial projections with respect to the future financial performance of the Target for the ten years ending December 31, 2024 prepared by the management of the Target (the "Target Projections"), and other internal financial information furnished to us by or on behalf of the Company and the Target.

•	Considered and compared the financial and operating performance of the Target with that of companies with publicly traded equity securities that we deemed relevant.

•

Discussed the business, operations, and prospects of the Target and the proposed Arrangement with the Company's and the Target's management and certain of the Company's and the Target's representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Consideration to be issued by the Company to the Target Securityholders in exchange for the Target Securities in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company. It does not address any other terms, aspects, or implications of the Arrangement or the Arrangement Agreement, including, without limitation, (i) the Spinco Disposition, (ii)  any term or aspect of the Arrangement that is not susceptible to financial analysis, (iii) the fairness of the Arrangement or all or any portion of the Consideration, to any security holders of the Company, the Target or any other person or any creditors or other constituencies of the Company, the Target or any other person, (iv) the appropriate capital structure of the Company, including, without limitation, whether the Company should be issuing common shares or preferred shares, or a combination of both, or whether the Company should be issuing debt or equity securities, or a combination of both, nor (v) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Arrangement, or any class of such persons, relative to the Consideration to be issued by the Company in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement, or otherwise. We are not expressing any opinion as to what the value of New Levon Shares actually will be when issued to the Target shareholders in the Arrangement, or the prices at which Target Shares, Target Notes, Target Loans, Levon Shares, New Levon Shares or Spinco Shares may trade, be purchased or sold at any time.

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This Opinion does not address the relative merits of the Arrangement as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Board or the Company to engage in or consummate the Arrangement. The financial and other terms of the Arrangement were determined pursuant to negotiations between the parties to the Arrangement Agreement and were not determined by or pursuant to any recommendation from us.

In arriving at this Opinion, we have relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company's and the Target's management that they were not aware of any facts or circumstances that would make any such information that was supplied or otherwise made available to us inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of the Company and the Target as to the Target's existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, with your consent, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We are not legal, tax, accounting, environmental or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental or regulatory matters relating to the Company, the Target, the Arrangement or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory and other professionals.

The Target has advised us that the Target Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and that the Target Projections have been prepared under accounting principles generally accepted in the United States ("U.S. GAAP"). As you are aware, management of the Target has not provided, and CS has not assessed, the impact of preparation of the Target Financial Statements in accordance with IFRS, rather than U.S. GAAP. The Company has directed us to rely upon and assume, without independent verification, that had the Target Financial Statements been prepared in accordance with U.S. GAAP, such financial statements would not differ in any way material to our analyses or this Opinion.

The Target has advised us and we have assumed that the Target Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Target with respect to the future financial performance of the Target. At your direction we have assumed, for purposes of our analyses and this Opinion, that after giving effect to the Spinco Disposition the assets of the Company will consist solely of CAD$27,000,000 in cash (the "Company Projected Cash") and the Company will have no material operations or liabilities. We express no view or opinion with respect to the Target Projections, the Company Projected Cash or the assumptions on which they are based. The Company has advised us and we have assumed, without undertaking any responsibility for the independent verification thereof, that the Target Projections, the Company Projected Cash and the assumptions on which they are based are a reasonable basis on which to evaluate the Target, the Company and the proposed Arrangement and, at the Company's direction, we have used and relied upon the Target Projections and the Company Projected Cash for purposes of our analyses and this Opinion.

We have not evaluated the solvency or creditworthiness of the Company, the Target, Spinco or any other party to the Arrangement, the fair value of the Company, the Target, Spinco or any of their respective assets or liabilities, or whether the Company, the Target, Spinco or any other party to the Arrangement is paying or receiving reasonably equivalent value in the Arrangement under any applicable foreign, state, provincial or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, the Target, Spinco or any other party to the Arrangement to pay its obligations when they come due. We have not physically inspected the Company's, the Target's or Spinco's properties or facilities and have not made or obtained any evaluations or appraisals of the Company's, the Target's or Spinco's assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company, the Target and Spinco have good title to their respective assets. CS's role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Committee, the Board, the Company, or any other party.

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We have assumed, with your consent, that the Arrangement will be consummated in a manner that complies in all respects with applicable foreign, federal, state, provincial and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Arrangement, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, the Target, Spinco or the Arrangement. We also have assumed, with your consent, that the final executed form of the Arrangement Agreement will not differ in any material respect from the copy thereof that we have reviewed and that the Arrangement will be consummated on the terms set forth in the Arrangement Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Arrangement Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Arrangement Agreement. We offer no opinion as to the contractual terms of the Arrangement Agreement or the likelihood that the conditions to the consummation of the Arrangement set forth in the Arrangement Agreement will be satisfied.

Our analyses and this Opinion are necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed solely to the Committee and the Board for the use and benefit of the members of the Committee and the Board (in their capacities as such) in connection with the Committee's and the Board's evaluation of the Arrangement. This Opinion is not intended to and does not constitute advice or a recommendation to any of the shareholders of the Company or any other security holders as to how such holder should vote or act with respect to any matter relating to the Arrangement or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to the Company or any other party to the Arrangement Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Arrangement. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. CS has in the past provided and is currently providing investment banking, financial advisory and other financial services to certain affiliates of the Target for which CS has received, and would expect to receive, compensation, including, during the past two years, having acted as financial advisor to certain affiliates of the Target in connection with certain business combinations or other transactions. CS may provide investment banking, financial advisory and other financial services to the Company, the Target, Spinco, other participants in the Arrangement or certain of their respective affiliates in the future, for which CS may receive compensation. In accordance with our policies and procedures, a fairness committee of CS was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Consideration to be issued by the Company to the Target Securityholders in exchange for the Target Securities in the Arrangement after giving effect to the Spinco Disposition pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

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RECORD DATE

6. The record date for determining Levon Securityholders entitled to receive the Notice, the Information Circular and the forms of proxy or voting instruction form, as applicable, for use by the Levon Securityholders and in the case of registered Levon Shareholders, the letter of transmittal (collectively, the "Meeting Materials") will be 5 p.m. (Vancouver time) on April 24, 2015 (the "Record Date"), as previously approved by the Levon Board and published by Levon, and the Record Date will remain the same despite any adjournments of the Meeting.

NOTICE OF SPECIAL MEETING

7. The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Levon will not be required to send to the Levon Securityholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

8. The Meeting Materials, with such amendments or additional documents as counsel for Levon may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, will be sent:

   (a) to registered Levon Shareholders, determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the registered Levon Securityholder at its address as it appears in Levon's central securities register as at the Record Date;

   (b) to beneficial Levon Shareholders (those whose names do not appear in the securities register of Levon), by providing, in accordance with National Instrument 54-101 - *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Levon Shareholders;

   (c) to Levon Optionholders, determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the Levon Optionholder at its address as it appears in the register of Levon Optionholders as at the Record Date;

   (d) at any time by email or facsimile transmission to any Levon Shareholder who identifies himself to the satisfaction of Levon (acting through its representatives), who requests such email or facsimile transmission and, if required by Levon, agrees to pay the charges related to such transmission; and

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(e) to the directors and auditor of Levon by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

9. The Meeting Materials need not be sent to registered Levon Shareholders or Levon Optionholders where mail previously sent to such holders by Levon or its registrar and transfer agent has been returned to Levon or its registrar and transfer agent on at least two previous consecutive occasions.

10. Accidental failure of or omission by Levon to give notice to any one or more Levon Securityholders, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Levon (including, without limitation, any inability to use postal services) will not constitute a breach of this Interim Order or, a defect in the calling of the Meeting and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Levon, then it will use commercially reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11. The Meeting Materials and any amendments, modifications, updates or supplements to the Meeting Materials and any notice of adjournment or postponement of the Meeting, will be deemed to have been received,

(a) in the case of mailing, at the time specified at section 6 of the BCBCA;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c) in the case of transmission by email or facsimile, upon the transmission thereof;

(d) in the case of advertisement, at the time of publication of the advertisement;

(e) in the case of electronic filing on SEDAR, upon receipt by Levon from SEDAR of confirmation of filing; and

(f) in the case of beneficial Levon Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Levon Securityholders by press release, news release, newspaper advertisement or by notice sent to the Levon Securityholders by any of the means set forth in paragraph 8, as determined to be the most appropriate method of communication by the Levon Board.

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PERMITTED ATTENDEES

13. The only persons entitled to attend the Meeting will be:

    (a) the registered Levon Securityholders as at 5 p.m. (Vancouver time) on the Record Date, or their respective proxyholders;

    (b) directors, officers, auditors and advisors of Levon and Spinco;

    (c) directors, officers and advisors of SciVac; and

    (e) other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting will be the registered Levon Securityholders at the close of business on the Record Date.

SOLICITATION OF PROXIES

14. Levon is authorized to use the forms of proxy in substantially the same form as is attached as Exhibit "C" to the Boddy Affidavit, subject to Levon's ability to insert dates and other relevant information in the final form thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Levon is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

15. The procedures for the use of proxies at the Meeting and revocation of proxies will be as set out in the Notice and the Information Circular.

16. Levon may in its discretion generally waive the time limits for the deposit of proxies by Levon Securityholders if Levon deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

17. At the Meeting, the votes will be taken on the following bases:

    (a) each registered Levon Shareholder whose name is entered on the central securities register of Levon as at 5 p.m. (Vancouver time) on the Record Date is entitled to one (1) vote for each Levon Share registered in his/her/its name;

    (c) the requisite and sole approvals required to pass the Arrangement Resolution will be the affirmative vote of:

        (i) at least two-thirds of the total votes cast by the registered Levon Shareholders, voting as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total

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votes cast any spoiled, illegible and/or defective ballots and abstentions);

(ii) at least two-thirds of the total votes cast by the Levon Shareholders and the Levon Optionholders, voting together as a single class, present in person or by proxy and entitled to vote at the Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions);

(iii) a simple majority of the total votes cast on the Arrangement Resolution by Levon Securityholders present in person or by proxy and entitled to vote at the Meeting, excluding Levon Securityholders the votes of which are required to be excluded from the "minority approval" vote under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions); and

(d) a quorum at the Meeting will be two (2) persons, who are, or who represent by proxy Levon Shareholders who are otherwise permitted to vote Levon Shares at the Meeting unless there is only one Levon Shareholder, in which case quorum is one person present in person or represented by proxy at the Meeting, provided that, if a quorum is not reached within half an hour of the opening of the Meeting, the Meeting will stand adjourned to be reconvened without further notice on a day in the next week as determined by the Chair at the same time and place and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the Meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the Meeting will constitute a quorum.

SCRUTINEER

18. The scrutineer for the Meeting will be Valiant Trust Company (acting through its representatives for that purpose). The duties of the scrutineer will include:

(a) reviewing and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Meeting;

(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d) providing to Levon and to the Chair written reports on matters related to their duties.

LEVON SHAREHOLDER DISSENT RIGHTS

19. Each registered Levon Shareholder is granted rights to dissent (the "Dissent Rights") in respect of the Arrangement Resolution in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order, including that:

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(a) a registered Levon Shareholder intending to exercise the Dissent Rights must give a written notice of dissent (a "Dissent Notice") to Levon at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Attention: Corporate Secretary, to be received by Levon no later than 5:00 p.m. (Vancouver time) on the date that is at least two business days prior to the date of the Meeting or any date to which the Meeting may be postponed or adjourned;

(b) a Dissent Notice must specify the name and address of the registered Levon Shareholder, the number of Levon Shares in respect of which the Dissent Notice is being given (the "Notice Shares") and:

(i) if the Dissent Notice is being given by the registered Levon Shareholder on its own behalf, the Dissent Notice must state that either:

(B) the Notice Shares constitute all of the Levon Shares of which the registered Levon Shareholder is both the registered and beneficial owner, the number of Levon Shares of which the registered Levon Shareholder is the beneficial owner but not the registered owner and, in respect of such shares of which the registered Levon Shareholder is only the beneficial owner, the names of the registered owners of such shares, the number of such shares held by each of them and that Dissent Notices are being, or have been, given in respect of all such shares;

(ii) if the Dissent Notice is being given by the registered Levon Shareholder on behalf of another person who is the beneficial owner of the Notice Shares (the "Dissenting Owner"), the Dissent Notice must so state and must also:

(A) state the name and address of the Dissenting Owner;

(B) state that the Notice Shares represent all of the Levon Shares registered in the name of the registered Levon Shareholder which are beneficially owned by the Dissenting Owner; and

(C) include a statement from the Dissenting Owner stating the number of Levon Shares of which the Dissenting Owner is the beneficial owner and, in respect of any such shares which are not Notice Shares, stating whether the Dissenting Owner is also the registered owner of any such shares (and, if so, stating the number of such shares) and if not, stating the names of the registered owners of such shares and the number of such shares held by each such registered owner, and that notices of dissent are being, or have been, given in respect of all such shares;

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(c) a registered Levon Shareholder must not vote in favour of the Arrangement Resolution any Levon Shares registered in its name in respect of which the Levon Shareholder has given a Dissent Notice;

(d) if the Arrangement Resolution is passed at the Meeting, Levon must send by registered mail to every registered Levon Shareholder which has duly and validly given a Dissent Notice, prior to the date set for the hearing of the Final Order, a notice (a "Notice of Intention") stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Levon intends to complete the Arrangement and advising the registered Levon Shareholder that if the registered Levon Shareholder wishes to proceed with its dissent, the registered Levon Shareholder must comply with the requirements of paragraph 19(e);

(e) a registered Levon Shareholder that wishes to proceed with its dissent must give to Levon at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Corporate Secretary, to be received by Levon no later than 4:00 pm (Vancouver time) on the date which is 14 days after the date of mailing of the Notice of Intention:

  (i) a written statement that the registered Levon Shareholder requires Levon to purchase all of the Notice Shares,

  (ii) the certificates representing the Notice Shares, and

  (iii) if paragraph 19(b)(i)(B) or 19(b)(ii) applies, a written statement that:

    (A) is signed by the beneficial owner on whose behalf the Dissent Rights are being exercised, and

    (B) sets out whether or not the beneficial owner is the beneficial owner of other Levon Shares and, if so, states:

      (III) that the Dissent Rights have been exercised in respect of all of those other shares;

(f) if a registered Levon Shareholder fails to strictly comply with the foregoing requirements of the Dissent Rights with respect to any Notice Shares, Levon will return to the registered Levon Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 19(e), Levon and Spinco will cease to have any further obligation to the registered Levon Shareholder under paragraph 19(k) with respect to those Notice Shares and, if the Arrangement is completed, that registered Levon Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same terms as other registered Levon Shareholders who did not give a Dissent Notice to Levon;

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(g) if a Dissent Notice is given to Levon in respect of Notice Shares by a registered Levon Shareholder who is the beneficial owner of those Notice Shares, or by a registered Levon Shareholder on behalf of another person who is the beneficial owner of those Notice Shares, and the foregoing Dissent Rights are not strictly complied with in respect of all the Levon Shares beneficially owned by that beneficial owner, Levon will return to the registered Levon Shareholder the certificates representing those Notice Shares, if any, delivered to it pursuant to paragraph 19(e), Levon and Spinco will cease to have any further obligations under paragraph 19(k) with respect to those Notice Shares and, if the Arrangement is completed, that registered Levon Shareholder will be deemed to have participated in the Arrangement with respect to those Notice Shares on the same basis as other registered Levon Shareholders who did not give a Dissent Notice to Levon;

(h) a registered Levon Shareholder that complies with the foregoing requirements of the Dissent Rights (a "Dissenting Shareholder") with respect to Notice Shares is not able to withdraw its dissent and, on the Effective Date immediately following completion of the steps described in section 2.3 of the Plan of Arrangement, the Dissenting Shareholder will be deemed to have transferred to Levon all of those Notice Shares (hereinafter the "Dissent Shares") free and clear of any Liens (as defined in the Plan of Arrangement) for cancellation without any further act or formality, and will have no further right in respect of the Dissent Shares other than to be paid for the Dissent Shares in accordance with paragraph 19(k) and, from and after the time at which the Dissenting Shareholder is deemed to have transferred to Levon the Dissent Shares in no case will Levon or Spinco be required to recognize such Dissenting Shareholder as a holder of those Dissent Shares and the name of such Dissenting Shareholder will be removed from Levon's central securities register with respect to those Dissent Shares;

(j) if a Dissenting Shareholder complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Levon will return to the Dissenting Shareholder the certificates representing the Dissent Shares, if any, delivered to it pursuant to paragraph 19(e) and Levon and Spinco will have no obligations to the Dissenting Shareholder under paragraphs 19(k) and 19(l);

(k) Levon and Spinco will promptly pay to a Dissenting Shareholder, for each Dissent Share:

    (i) the amount agreed upon by that Dissenting Shareholder, Levon and Spinco following the reaching of an agreement; or

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(ii) if that Dissenting Shareholder, Levon and Spinco are unable to agree upon an amount, the amount determined under paragraph 19(l); and

(l) Levon and Spinco or a Dissenting Shareholder who has not reached an agreement with Levon and Spinco under paragraph 19(k)(i) may apply to the Court and the Court may:

(i) determine the fair value that the Dissent Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(ii) join in the application every Dissenting Shareholder, other than a Dissenting Shareholder who has reached an agreement with Levon and Spinco under paragraph 19(k)(i); and

(iii) make consequential orders and give directions it considers appropriate; and

(m) for greater certainty, neither Levon, Spinco, nor any other person will be required to recognize a Dissenting Shareholder as a registered or beneficial shareholder of Levon Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders will be deleted from the securities register of Levon.

LEVON OPTIONHOLDER DISSENT RIGHTS

20. Each Levon Optionholder is granted rights to dissent (the "Optionholder Dissent Rights") in respect of the Arrangement Resolution in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order, including that:

(a) a Levon Optionholder intending to exercise the Dissent Rights must give a written notice of dissent (a "Optionholder Dissent Notice") to Levon at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Attention: Corporate Secretary, to be received by Levon no later than 5:00 p.m. (Vancouver time) on the date that is at least two business days prior to the date of the Meeting or any date to which the Meeting may be postponed or adjourned;

(b) a Optionholder Dissent Notice must specify the name and address of the Levon Optionholder, the number of Levon Options in respect of which the Optionholder Dissent Notice is being given (the "Notice Options") and it must state that the Notice Options constitute all of the Levon Options of which the Levon Optionholder is the registered owner;

(c) a Levon Optionholder must not vote in favour of the Arrangement Resolution any Levon Options registered in its name in respect of which the Levon Optionholder has given a Optionholder Dissent Notice;

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(d) if the Arrangement Resolution is passed at the Meeting, Levon must send by registered mail to every Levon Optionholder which has duly and validly given a Optionholder Dissent Notice, prior to the date set for the hearing of the Final Order, a notice (a "Optionholder Notice of Intention") stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Levon intends to complete the Arrangement and advising the Levon Optionholder that if the Levon Optionholder wishes to proceed with its dissent, the Levon Optionholder must comply with the requirements of paragraph 20(e);

(e) a Levon Optionholder that wishes to proceed with its dissent must give to Levon at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Corporate Secretary, to be received by Levon no later than 4:00 pm (Vancouver time) on the date which is 14 days after the date of mailing of the Optionholder Notice of Intention:

(i) a written statement that the Levon Optionholder requires Levon to purchase all of the Notice Options; and

(ii) the option agreements representing the Notice Options;

(f) if a Levon Optionholder fails to strictly comply with the foregoing requirements of the Optionholder Dissent Rights with respect to any Notice Options, Levon will return to the Levon Optionholder the option agreements representing those Notice Options, if any, delivered to it pursuant to paragraph 20(e), Levon and Spinco will cease to have any further obligation to the Levon Optionholder under paragraph 20(j) with respect to those Notice Options and, if the Arrangement is completed, that Levon Optionholder will be deemed to have participated in the Arrangement with respect to those Notice Options on the same terms as other Levon Optionholder who did not give a Optionholder Dissent Notice to Levon;

(g) a Levon Optionholder that complies with the foregoing requirements of the Optionholder Dissent Rights (a "Dissenting Optionholder") with respect to Notice Options is not able to withdraw its dissent and, on the Effective Date immediately following completion of the steps described in section 3 of the Plan of Arrangement, the Dissenting Optionholder will be deemed to have transferred to Levon all of those Notice Options (hereinafter the "Dissent Options") free and clear of any Liens (as defined in the Plan of Arrangement) for cancellation without any further act or formality, and will have no further right in respect of the Dissent Options other than to be paid for the Dissent Options in accordance with paragraph 20(j) and, from and after the time at which the Dissenting Optionholder is deemed to have transferred to Levon the Dissent Options in no case will Levon or Spinco be required to recognize such Dissenting Optionholder as a holder of those Dissent Options and the name of such Dissenting Optionholder will be removed from Levon's securities register with respect to those Dissent Options;

(h) a Dissenting Optionholder who is ultimately determined not to be entitled, for any reason, to be paid fair value for its Dissent Options, will be deemed to

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have participated in the Arrangement on the same basis as a non-dissenting Levon Optionholder and will be deemed to have surrendered and transferred to Levon the Dissent Options for cancellation pursuant to the Arrangement;

(i) if a Dissenting Optionholder complies with the foregoing requirements of the Optionholder Dissent Rights, but the Arrangement is not completed, Levon will return to the Dissenting Optionholder the option agreements representing the Dissent Options, if any, delivered to it pursuant to paragraph 20(e) and Levon and Spinco will have no obligations to the Dissenting Optionholder under paragraphs 20(j) and 20(k);

(j) Levon and Spinco will promptly pay to a Dissenting Optionholder, for each Dissent Option:

(i) the amount agreed upon by that Dissenting Optionholder, Levon and Spinco following the reaching of an agreement; or

(ii) if that Dissenting Optionholder, Levon and Spinco are unable to agree upon an amount, the amount determined under paragraph 20(k); and

(k) Levon and Spinco and a Dissenting Optionholder who has not reached an agreement with Levon and Spinco under paragraph 20(j)(i) may apply to the Court and the Court may:

(i) determine the fair value that the Dissent Options had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless such exclusion would be inequitable, or order that such fair value be established by arbitration or by reference to the registrar or a referee of the Court;

(ii) join in the application every Dissenting Optionholder, other than a Dissenting Optionholder who has reached an agreement with Levon and Spinco under paragraph 20(j)(i); and

(iii) make consequential orders and give directions it considers appropriate; and

(l) for greater certainty, neither Levon, Spinco, nor any other person will be required to recognize a Dissenting Optionholder as a securityholder of Levon at or after the Effective Time, and at the Effective Time the names of such Dissenting Optionholder will be deleted from the securities register of Levon.

APPLICATION FOR FINAL ORDER

21. Levon will include in the Meeting Materials, when sent in accordance with paragraph 8 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit "B" to the Boddy Affidavit, and the text of this Interim Order (collectively, the "Court Materials"), and such Court Materials will be deemed to have been served at the times specified in accordance with paragraph 8 and/or 11 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

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22. The form of Notice of Petition attached as "Exhibit "B" to the Boddy Affidavit is hereby approved as the form of notice for the hearing of the application for the Final Order.

23. The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, will be only:

(a) Levon;

(b) Spinco;

(c) Levon Securityholders;

(d) SciVac Securityholders; and

(e) other persons who have served and filed a Response to Petition and have otherwise complied with the Supreme Court Civil Rules and paragraph 24 of this Interim Order.

24. The sending of the Meeting Materials in the manner contemplated by paragraph 8, will constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who will:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Levon's counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Matthew Nied

by or before 4:00 p.m. (Vancouver time) on June 1, 2015.

25. Upon the approval by the Levon Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Levon may apply to this Court (the "Application") for an Order:

(a) pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b) pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is fair and reasonable to the Levon Securityholders

(collectively the "Final Order")

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No. S-153556
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA _BUSINESS CORPORATIONS ACT_, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LEVON RESOURCES LTD.

LEVON RESOURCES LTD.

PETITIONER

NOTICE OF PETITION

TO: The Shareholders and Optionholders of Levon Resources Ltd.

AND TO: SciVac Ltd. ("SciVac") and all the Securityholders of SciVac

AND TO: 1027949 B.C. Ltd. ("Spinco")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Levon Resources Ltd. ("Levon") in the Supreme Court of British Columbia for approval, pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated March 19, 2015 involving Levon, SciVac and Spinco (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Muir, a master of the Supreme Court of British Columbia, dated May 1, 2015, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting (the "Meeting") of the registered holders of Levon common shares (the "Levon Shareholders") and the holders of options to purchase Levon common shares (the "Levon Optionholders", and, together with the Levon Shareholders, the "Levon Securityholders") for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Levon intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement and declaring it to be fair and reasonable to the Levon Securityholders and the holders of all of the issued and outstanding ordinary shares of SciVac, all capital notes issued by SciVac and all loans made by certain securityholders of SciVac to SciVac (collectively, the "SciVac Securityholders") who will receive new common shares of Levon pursuant to the

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APPENDIX E – SECTIONS 237 TO 247 OF THE BCBCA

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

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Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242  (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

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Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

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Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

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Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

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(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

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Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

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(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

E-8

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

E-9

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

E-10

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

E-11

APPENDIX F – INFORMATION CONCERNING SCIVAC

CORPORATE STRUCTURE	F-3
Name and Incorporation	F-3
Intercorporate Relationships	F-3
BUSINESS OF SCIVAC	F-3
Overview	F-3
Three-Year History	F-4
Product Development	F-5
Market Opportunities	F-10
Currently Available HBV Vaccines	F-10
Limitations of Current Treatments	F-11
The GVHD Continuum	F-12
Currently Available Treatments and their Limitations	F-13
Expected S-Graft Advantages	F-14
Our Solutions	F-14
Our Strategy	F-15
Developmental Milestones Completed for Sci-B-Vac™ (Prevention)	F-17
Intellectual Property and Market Exclusivity	F-18
Partnerships and Licensing	F-18
Competitive Overview	F-19
Government Regulation	F-21
Marketing Plans in the United States	F-27
Dialysis Centers Segmentation	F-28
Planned Field Force Structure	F-28
Commercial Partner Arrangements – Non-U.S.	F-29
Manufacturing	F-29
Properties	F-29
Specialized Skill and Knowledge	F-30
Employees	F-30
Foreign Operations	F-30
FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS	F-30
Selected Financial Information	F-30
Annual Financial Information	F-31
DESCRIPTION OF SHARE CAPITAL	F-32
Ordinary Shares	F-32
2012 Shareholders Agreement/Certain Rights	F-32
CONSOLIDATED CAPITALIZATION	F-33
OPTIONS TO PURCHASE SECURITIES	F-33
PRIOR SALES	F-33
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	F-33
DIVIDENDS	F-33

F-1

PRINCIPAL SHAREHOLDERS	F-34
EXECUTIVE OFFICERS AND DIRECTORS	F-34
Cease Trade Orders	F-35
Penalties or Sanctions	F-35
Personal Bankruptcies	F-35
Conflicts of Interest	F-35
Statement of Executive Compensation	F-36
Compensation Discussion and Analysis	F-36
Summary Compensation Table	F-36
Incentive Plan Awards	F-38
Defined Benefits Plans	F-38
Defined Contribution Plans	F-38
Deferred Compensation Plans	F-38
Termination and Change of Control Benefits	F-38
DIRECTOR COMPENSATION	F-38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	F-38
Aggregate Indebtedness	F-38
Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs	F-38
Risks Related to the Business of SciVac	F-38
Risks Related to Our Business	F-39
Risks Related to Our Business and Operations in Israel	F-42
Risks Related to Clinical and Regulatory Matters	F-44
PROMOTERS	F-69
Legal Proceedings	F-69
Regulatory Actions	F-70
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	F-70
AUDITOR, TRANSFER AGENT AND REGISTRAR	F-73
MATERIAL CONTRACTS	F-73
EXPERTS	F-73

F-2

The following is a summary of SciVac Ltd. its business and operations (referred to in this Appendix F as "we", "our", "us" or the "Company"), which should be read together with the more detailed information and financial statements contained elsewhere in the management information circular of Levon Resources Ltd., to which this Appendix F is attached (the "Circular"). The information contained in this Appendix H, unless otherwise indicated, is given as of May 1, 2015, the date of the Circular.

All capitalized terms used in this Appendix F and not defined herein have the meaning ascribed to such terms in the "Glossary of Terms" or elsewhere in the Circular. Unless otherwise indicated herein, references to"$" are to Canadian dollars and references to "US$" are to United States dollars. See "Currency and Exchange Rates" in the Circular. See also "Cautionary Note Regarding Forward-Looking Statements and Risks" in the Circular.

CORPORATE STRUCTURE

Name and Incorporation

SciVac was incorporated on April 18, 2005 pursuant to the Israeli Companies Law (1999), as amended (the "Companies Law"), under the name "SciGen (I.L.) Ltd." It changed its name to SciVac Ltd. on February 6, 2013. The location of SciVac's head office and registered office is 13 Gad Feinstein Road, Rehovot, 76100 Israel.

Intercorporate Relationships

SciVac has one subsidiary: SciVac USA, LLC, a Florida limited liability company, which is wholly-owned by SciVac and which will continue to be wholly-owned by SciVac following completion of the Arrangement.

BUSINESS OF SCIVAC

Overview

SciVac is a commercial-stage, private biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation Hepatitis B ("HBV") vaccine for adults, children and newborns, which is registered in twelve countries throughout the world. Sci-B-Vac™ has not yet been approved by the U.S. Food and Drug Administration (the "FDA") or the European Medicines Agency (the "EMA"). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B- Vac™ is considered the standard of care. We have sold more than 1.5 million units in Israel. Certain clinical trials have shown the advantage of Sci-B- Vac™ over GlaxoSmithKline's Engerix- B®, one of the primary existing HBV vaccines available for the hepatitis B virus hepatitis B, in preventing hepatitis B infection. In 2012, the global adult HBV vaccine market value was approximately US$959.9 million, with the majority of future HBV vaccine sales expected to take place in the United States, according to Research and Markets. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for sale for vaccination of pre- dialysis and HIV patients in the United States and the European Union (the "EU"), respectively. In 2013, the U.S. market for adult HBV vaccines was approximately US$300 million and is forecasted to reach US$600 million by 2015 according to IMS Health and Research and Markets.

We have in-licensed an early- stage enzyme-based product designated S-Graft, which is recombinant human deoxyribonuclease I ("rhDNase I"), as a novel biological intended for the prevention and treatment of graft-versus-host disease ("GVHD"), which in its acute form ("aGVHD") is a deadly condition, impacting stem cell, bone marrow and other transplant recipients for which no approved preventative or therapeutic drug is currently available. Because S-Graft has received FDA orphan drug designations for both the prevention and treatment of GVHD, it offers a development path with potentially reduced cost structures and opportunities for market exclusivity. There are currently no FDA- or EMA-approved drugs labeled for prevention or treatment of GVHD. If we are able to obtain approval for S-Graft in the near term, it could be one of only a few biologics competing for the GVHD market, forecasted to be US$407 million by in 2018 by GlobalData.

F-3

We have also created our own research and development center in order to develop bacterial (E. Coli) and mammalian cell (Chinese Hamster Ovary ("CHO")) manufacturing technology, and we offer contract development and current good manufacturing practices ("cGMP") manufacturing services for phase I/II clinical studies and additional R&D services for other life science and biotechnology companies.

We may also seek to in- license late-stage drugs that we believe complement our product portfolio, including small molecule therapeutics for niche indications in oncology.

Three-Year History

Financial Year Ended December 31, 2012

On October 16, 2012, pursuant to a Share and Debt Purchase Agreement dated June 5, 2012, by and between the Company, FDS Pharma LLP ("FDS"), Opko Holdings Israel Ltd. ("OPKO Holdings"), Opko Cayman and OPKO Health, Inc., OPKO Israel acquired 45% of the Company's equity from FDS, and OPKO Health, Inc. acquired half of the debt that the Company owed FDS. On the same date, the Company also entered into an Assignment and Assumption Agreement with FDS and SciGen Singapore, pursuant to which the Company acquired the rights to a license from FDS and assumed all of FDS's obligations to SciGen Singapore under a License Agreement between SciGen Singapore and Savient Pharmaceuticals Inc. with respect to with respect to the marketing, promotion, distribution and sale of certain forms of HBsAg for sale as an HBV vaccine. See under this heading "Partnerships and Licensing—Ferring License Agreement."

Financial Year Ended December 31, 2013

In 2013, the Company entered into a number of distribution agreements with respect to the pursuit of product registration and sales of the Company's lead product, Sci-B-Vac™, in various territories in Latin America, Asia, and Africa.

Financial Year Ended December 31, 2014

Effective August 31, 2014, the Company appointed Curtis Lockshin and James Martin to serve as its Chief Executive Officer and Chief Financial Officer, respectively. Each of Dr. Lockshin and Mr. Martin is based primarily in the United States, which the Company believes will enable it to more efficiently and effectively pursue its U.S. development strategy. See "Executive Officers and Directors."

Additionally, in 2014, the Company entered into two agreements with Pharmsynthez OAO, a Russian open joint-stock company and an affiliate of FDS Pharma LLP ("Pharmsynthez"). Pursuant to the first agreement, the Company and Pharmsynthez have agreed to provide rhDNase I material to Ferring, and, pursuant to the second agreement, the Company appointed Pharmsynthez as its exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. See "Interest of Management and Others In Material Transactions — Distribution Agreement with Pharmsynthez" and "Interest of Management and Others In Material Transactions — Material Transfer Agreement with Pharmsynthez and Ferring."

On June 19, 2014, the Company entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC ("Contrarian") and Greenstone Capital, LLC ("Greenstone"), pursuant to which each of Contrarian and Greenstone purchased 56 ordinary shares of the Company and received a non-interest-bearing capital note in the amount of $500,000. See "Interest of Management and Others In Material Transactions — Notes — Capital Notes".

F-4

In August 2014, the Company obtained two orphan drug designations for S-Graft in two indications applicable to GVHD: the prevention of GVHD; and the treatment of GVHD. The FDA's grant of these designations under the U.S. Orphan Drug Act (the "ODA") qualifies S-Graft for certain benefits, including financial incentives, particular market exclusivities, protocol assistance and waiver of filing fees.

Events Subsequent to December 31, 2014

On March 19, 2015, SciVac entered into the Arrangement Agreement with Levon.

On April 20, 2015, we entered into a license agreement (the "CLS License Agreement") with CLS Therapeutics Limited, a Guernsey company ("CLS"), pursuant to which, CLS has granted to us, effective as of the completion of the Arrangement (the "Effective Time"), an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS' patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme ("DNASE"), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications, including, without limitation, the prevention and treatment of GVHD, the most advanced application using the DNASE technology (collectively, the "Licensed Technology").

Pursuant to the CLS License Agreement, we agreed to issue to CLS a number of ordinary shares of SciVac, which, at the Effective Time, will become immediately exchangeable in the Arrangement for New Levon Shares, composing approximately 19.5% of Levon immediately following completion of the Arrangement.

We may terminate the CLS License Agreement at any time by providing CLS 30 days' notice. The CLS License Agreement is not otherwise terminable by either party, other than in the case of an uncured material breach by the other party, the granting of a winding-up order in respect of the other party or upon certain events of bankruptcy or insolvency. The CLS License Agreement additionally includes certain customary confidentiality and indemnification provisions.

Product Development

Sci-B-Vac™ for Prevention of Hepatitis B: Sci-B- Vac™ is a "third generation" vaccine, distinguished from previous generations in that Sci-B-Vac™ (i) is produced in mammalian cells (CHO cells) and (ii) contains more of the proteins, or surface antigens, naturally occurring on the outer surface of the hepatitis B virus.

As shown below, in contrast to previous vaccines, which contain only one surface antigen, the "S" antigen, Sci-B-Vac™ contains the "S" antigen plus the "preS1" and "preS2" surface antigens. The composition of Sci-B-Vac™ therefore provides more opportunities for the immune system to respond with antibodies, or neutralizing antibodies, which can recognize one of these components of the hepatitis B particle.

F-5

Composition of Sci-B-Vac™ compared to current HBV vaccines.Sci-B-Vac™ displays the three hepatitis B surface antigens (preS1, preS2 and S antigen) to the immune system, whereas current vaccines display only one (S antigen)

Because the Sci-B-Vac™ active component displays proteins substantially similar to those found on the outer surface of the naturally occurring hepatitis B virus, we believe that Sci-B- Vac™ could be more potent and immunogenic (capable of conferring immunity) than other existing yeast-derived HBV vaccines, such as GlaxoSmithKline's Engerix- B®.

Several clinical studies conducted by SciVac have demonstrated that Sci-B- Vac™ possesses the following benefits relating to the prevention of the hepatitis B virus:

•	Sci-B-Vac™ has been demonstrated to be highly immunogenic in adults, children and newborn infants;

•

In several trials, the protection obtained by vaccination, or seroprotection, was faster, and anti- hepatitis B virus antibody concentration was higher in a larger percentage of vaccinated individuals, in each case when compared to current yeast-derived vaccines. In addition, seroprotection (the attainment of immunologically protective levels of anti-hepatitis B virus antibodies) was induced with only 25-50% of the recommended dose for currently U.S.- licensed HBV vaccines; and

•	Sci-B-Vac™ generated an adequate immune memory for long-term protection against hepatitis B.

Additionally, preliminary results, such as from investigator- initiated academic studies, suggest that:

•	Sci-B-Vac™ generated superior to Engerix- B® immune response in overweight individuals;

•

Sci-B-Vac™ induced a protective immunity in end-stage renal disease ("ESRD") patients who did not respond to previous vaccination with currently available vaccines and who were undergoing dialysis; and

•	Sci-B-Vac™ could have particular clinical benefits in special subsets, such as immunosuppressed patients and special at-risk groups of non- responders.

F-6

Sci-B-Vac™ is generally well tolerated by patients. During the clinical development and trials of Sci-B-Vac™, approximately 1% of the patients experienced local reactions at the injection site (as commonly observed with the use of most vaccines). The injection site reactions included soreness, pain, tenderness, pruritus, which is itchiness, erythema, which is redness, ecchymosis, which is discoloration of the skin resulting from bleeding underneath the skin, swelling, warmth and nodule formation. These reactions were generally mild and were resolved within two days after vaccination. Additionally fatigue, weakness, headache, fever, malaise, nausea, diarrhea, pharyngitis, which is inflammation of the pharynx, and upper respiratory infection were observed.

Based on the clinical data collected to date, we intend to bypass the Phase II trial in the United States and Europe with the consent of the FDA and EMA, respectively, and commence three pivotal Phase III pivotal clinical trials for prevention of the hepatitis B virus in pre-dialysis and HIV patients:

•

A double–blinded, randomized, multicenter clinical study to evaluate the safety and immunogenicity (the ability to elicit a protective immune response) of Sci-B-Vac™ compared to GlaxoSmithKline's Engerix- B®, one of the primary existing vaccines available for the hepatitis B virus, among naïve (previously unexposed to vaccine) pre-dialysis patients (meaning those patients with chronic kidney disease ("CKD"), stage 3 to 5);

•

A double–blinded, randomized, multicenter clinical study to evaluate the safety and immunogenicity (the ability to elicit a protective immune response) of Sci-B-Vac™ compared to GlaxoSmithKline's Engerix- B®, one of the primary existing vaccines available for the hepatitis B virus, among naïve (previously unexposed to vaccine) HIV patients; and

•

A double–blinded, randomized, multicenter clinical study to evaluate the safety and immunogenicity (the ability to elicit a protective immune response) of several lots of Sci-B-Vac™ compared to GlaxoSmithKline's Engerix- B®, one of the primary existing vaccines available for the hepatitis B virus, among naïve (previously unexposed to vaccine) healthy subjects. A lot-to-lot consistency study is commonly required by regulatory agencies to support the approval of biologics. Together with the data collected from the clinical trials in pre-dialysis and HIV subjects, we intend to seek approval of Sci-B-Vac in healthy adults as well.

As of the date of the Circular, we are in the process of finalizing the protocols for these Phase III clinical trials. We plan to have a pre- Investigational New Drug application (a "pre-IND") meeting with the FDA by the end of 2015 to discuss our U.S. clinical development plan and to have a similar consultation with the EMA as soon as reasonably practicable thereafter.

S-Graft (rhDNase I) for the Prevention and Treatment of GVHD: GVHD is a serious complication that occurs in patients receiving stem cell transplantation, which is the donation of healthy stem cells from a donor, or a graft, to a recipient (the host). GVHD can also occur in organ transplants and, rarely, in blood transfusions. By using preclinical mouse models of GVHD, we have indications that S-Graft, which is a recombinant human deoxyribonuclease I enzyme (rhDNase I), could be effective in the prevention and treatment of GVHD in humans if used shortly prior to or together with the transplant. A non-recombinant human version of the deoxyribonuclease I enzyme ("Dnase I"), is an enzyme that degrades DNA.

S-Graft is a product candidate for the prevention or treatment of GVHD. S-Graft, a recombinant human deoxyribonuclease I enzyme, is a protein similar to that of Pulmozyme® Inhalation Solution, which is a highly purified solution of the enzyme and is distributed by Hoffmann-La Roche Limited and manufactured by Genentech, Inc. Over the last two decades, an estimated 1.5 million patients were chronically treated with Pulmozyme® Inhalation Solution in order to treat the symptoms of cystic fibrosis. Our product candidate, S- Graft, reformulates the enzyme for intravenous use to treat aGVHD. Our preclinical animal studies at MD Anderson Cancer Center in Houston, Texas showed that, for the animals tested, S-Graft reduced the likelihood and/or severity of signs of aGVHD and, importantly, without indications to date of associated toxicity or immunosuppression. In addition, to date, our preclinical studies do not show any immunosuppressive properties of S-Graft in aGVHD animal models, which means that immune system activity in the animal subjects has not decreased.

F-7

A considerable amount of independently published research indicates that S-Graft could simultaneously target multiple physiological pathways that influence GHVD progression, including suppression of expansion of gut bacteria, suppression of other immune system signaling pathways, and suppression of the activity of neutrophils (white blood cells participating in the immune system response). Based on currently available literature, there does not appear to be significant toxicity-related risks associated with the class of compounds used in S-Graft.

We have successfully manufactured S-Graft (rhDNase I) at cGMP grade, which would be required for human clinical use. We are in the process of completing animal studies in mice to assess the dose response in mouse models of aGVHD. In addition, we intend to initiate preclinical toxicity studies to support the dose cohorts for our planned IND application. Prior to filing the IND, we plan to confer with the FDA on the development plan by requesting a formal "pre-IND meeting," during which we will discuss, among other aspects of our development plan, the accelerated approval pathway that we anticipate applying for after the completion of the Phase II trial, assuming that the Phase I trial is successful.

In August 2014, the FDA granted two orphan drug designations for S-Graft in two indications applicable to GVHD: the prevention of GVHD; and the treatment of GVHD. The FDA's grant of these designations under the ODA qualifies S-Graft for certain benefits, including financial incentives, particular market exclusivities, protocol assistance and waiver of filing fees. Orphan drug designation does not assure approval nor is it evidence that our clinical trials will provide sufficiently positive data to assure the safety and effectiveness to support approval of the product for any use. The ODA provides orphan status to drugs and biologics, which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. To promote the development of treatments for orphan diseases such as GVHD, the FDA and other regulatory agencies provide regulatory and marketing incentives to companies that develop orphan drugs. If S- Graft receives marketing approval under a Biologic License Application (a "BLA"), management anticipates that S-Graft might become one of the first biologics approved for the prevention and/or treatment of GVHD, because there are currently no FDA-approved drugs or biologics for the prevention and/or treatment of GVHD. In 2010, the U.S. and European market for the treatment of GVHD was approximately US$260 million, and it is expected to grow to US$407 million by 2018, according to GlobalData.

Pilot preclinical data

We have studied the effect of DNase I on a mouse model of aGVHD at MD Anderson Cancer Center. Mice undergoing transplants received DNase I (50 mg/kg) by intramuscular injection three times per day for 28 days, or were in a control group receiving no DNase I. The control group received a mock injection of PBS (phosphate-buffered saline). Mice treated with DNase I had mild or no GVHD (average grade I GVHD) and most appeared normal during the treatment period except for weight loss attributed to radiation. The control group had weight loss, alopecia and GVHD (average grade III GVHD). Survival was increased as shown by the Kaplan- Meier survival curve for this study.

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As described in the chart above, 80% of mice survived for the period shown in the DNase I-treated group, as compared to only 30% in the untreated group.

The mice were also followed by histopathological assessment, an assessment of tissue changes. In control (untreated) mice, histopathological changes in the skin, intestine, liver and lung were observed and were consistent with moderate to severe GVHD in these tissues. DNase I-treated mice had only mild changes. Inflammatory cell infiltration was minimal with normal structure of skin, small intestine, liver and alveoli in the lung.

Results of our mouse model study are set forth in the graph below:

Mean GVHD scores (an assessment of GHVD severity) of treated (DNase I) vs. Untreated (mock injection of phosphate-buffered saline ("PBS")) animals in various tissues where GHVD symptoms are manifested. Lower scores are indicative of the efficacy of DNase I in the mouse animal model of disease.

F-9

Mean GVHD scores in all tissues were lower for the DNase I-treated group vs. the control group, the latter of which was treated with PBS only. However, the sample size of three in each group was too small to draw meaningful conclusions.

No treatment related immunosuppression

Our animal studies do not indicate immunosuppressive properties of S-Graft in aGVHD animal models.

Market Opportunities

We currently focus our efforts on addressing the unmet medical needs of patients in the prevention of infectious and immune diseases. Our efforts have primarily concentrated on the development of products for the prevention of hepatitis B and aGVHD. In the future we may concentrate on the development of products for the treatment of hepatitis B and/or aGVHD, as well as for other indications using DNASE technology. However, no assurances regarding the possible development of products for the treatment in the United States and the EU of these indications can be provided. In addition, we remain opportunistic, selectively pursuing promising leads in other areas, such as liver or kidney disease, or any area where our capabilities in development and manufacturing of biological preventative treatments as well as therapeutics can be leveraged.

Hepatitis B

Hepatitis B is an infectious illness of the liver caused by the hepatitis B virus. The hepatitis B virus is the major cause of liver disease worldwide. The World Health Organization estimates that two billion people (one-third of the world's population) have been infected by the hepatitis B virus. Of these, approximately 400 million people have chronic infections that put them at high risk of ultimately developing cirrhosis and cancer of the liver and the death of liver tissue. There is no cure for chronic hepatitis B infection, and disease prevention through effective vaccines is critical to reducing the spread of the disease.

The virus is transmitted by exposure to infected blood or body fluids, such as semen and vaginal fluids. Perinatal infection is a major route of infection in areas of the world where the disease is common. Other risk factors for developing hepatitis B infection include working in a healthcare setting, blood transfusions, dialysis, sharing razors or toothbrushes with an infected person, travel in countries where the virus is common and living in an institution. Tattooing and acupuncture led to a significant number of cases in the 1980s and still continue to be two of the causes of hepatitis B infection today due to the risk of using non-sterile needles. The hepatitis B virus is 50 to 100 times more infectious than HIV.

Specific treatments for viral hepatitis infection exist, but none of the available drugs can clear the infection. Instead, they can stop the virus from replicating, which minimizes liver damage. However, prevention of the disease by vaccination is the only effective medical measure for controlling the spread of the disease and decreasing illness and death due to hepatitis. Vaccines for the prevention of the hepatitis B virus have been routinely recommended for infants since 1991 in the United States. Most vaccines are given in three doses over a course of months. Seroprotection against the hepatitis B virus requires an anti-HBs antibody concentration of at least 10 mIU/ml in the recipient's serum.

Currently Available HBV Vaccines

The currently available HBV vaccines for prevention of the hepatitis B virus include: Engerix-B® and Fendrix®, manufactured by GlaxoSmithKline; Recombivax HB, manufactured by Merck; Elovac B, manufactured by Human Biologicals Institute, a division of Indian Immunologicals Limited; Gene Vac-B, manufactured by Serum Institute of India; and Shanvac-B, manufactured by Shantha Biotechnics Pvt Ltd, under Sanofi Pasteur. To date, only Engerix-B® and Recombivax HB are approved by the FDA for immunization and distribution in the United States; however, the remaining companies above and other companies may seek approval from the FDA or other organizations, including the World Health Organization (the "WHO"), for their respective vaccine products.

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Limitations of Current Treatments

•

Limited effectiveness creating seroprotection in the dialysis population. Historically, HBV vaccine programs using second-generation vaccines led to effective seroprotection in only 67-86% of hemodialysis patients. An investigator- initiated study suggests that Sci-B-Vac™ is well- tolerated and highly immunogenic in the population of ESRD patients who have not responded to a second generation yeast-derived vaccine. We are focused on finding treatment options for this specific population to be vaccinated at pre-dialysis stage, as recommended by the Centers for Disease Control and Prevention (the "CDC").

•

Reduced efficacy of current vaccines for individuals with suppressed immune systems. In patients at high-risk for hepatitis B, such as those who suffer from diabetes, cancer, HIV, celiac disease and dialysis patients, 20-80% of such patients do not respond to the vaccines currently available in the market. Unlike other diseases which disappeared after mass vaccination, such as smallpox, hepatitis B persists as a major global health problem. Therefore, we believe that these challenges present a need for an innovative solution. Our research shows that non- responders or low-responders to the conventional HBV vaccine respond better to our third generation HBV vaccine, Sci-B-Vac™.

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Limited effectiveness in immunization of adults with increased body weight. The preliminary results collected by Bio- Technology General (Israel) Ltd., an Israeli subsidiary of Savient Pharmaceuticals, Inc. ("Savient"), which is the original company that licensed the Sci-B-Vac™ technology to us, from two clinical studies suggest that Sci-B- Vac™ generated superior immune response in overweight individuals as compared to Engerix- B®.

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Limited effectiveness in newborn infants of hepatitis B-positive mothers. An investigator- initiated study suggested that Sci-B-Vac™ could be more effective than Engerix-B® in reducing hepatitis B virus transmission and potentially triggering early hepatitis B virus clearance.

Expected Sci-B- Vac™ Advantage

Due to the limitations of currently marketed HBV vaccines, we believe an untapped market opportunity exists for adult populations at higher risk of hepatitis B infection, such as immune- compromised persons and non-responders to currently marketed vaccines. Because their immune systems are weakened or not functioning at all, immune-compromised people are more susceptible to infectious diseases, including the hepatitis B virus. Additionally, even if immune-compromised people receive one or more of the currently available vaccines, the patient's immune response may be inadequate, and, as a result, the vaccination may have to be repeated. For example, in the United States, the CDC recommends HBV vaccinations for all susceptible chronic hemodialysis patients, which is a population of over one million in the United States alone, yet 14-33% of hemodialysis patients do not respond to the HBV vaccines currently available in the market, according to the CDC. Hemodialysis patients have a reduced response to vaccinations because of the general suppression of the immune system associated with uremia, a complication of CKD and acute kidney failure. In an investigator-initiated clinical trial of ESRD patients who had not responded to four double-dose injections of Engerix-B® (4x40 mcg), 86% (n=29) responded positively to three lower-dose injections of Sci-B- Vac™ (3x10 mcg). We expect the further U.S. clinical studies to support efficacy of Sci- B-Vac™ in the pre-dialysis and HIV subpopulation.

Acute Graft-Versus- Host Disease

GVHD is a serious complication that occurs in patients receiving stem cell transplantation, which is the donation of healthy stem cells from a donor (graft) to a recipient (host). Occasionally, the newly transplanted cells regard the host recipient's body as foreign. When this happens, the newly transplanted cells attack the recipient's body. GVHD can also occur in organ transplants and rarely, in blood transfusions. Stem cell transplants are used to replace bone marrow that is not working or has been destroyed by disease, chemotherapy or radiation. The most common diseases that are treated by stem cell transplantation include leukemia, a rare form of anemia known as aplastic anemia, and certain inherited blood disorders. Excluding identical twins, the chance of GVHD after transplantation ranges from 30-80% depending on whether the donor and recipient are related by blood.

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The GVHD disease process is caused by hyperfunctioning, or overactivity, of a donor's immune cells that recognize the genetically disparate recipient, resulting in attacks on multiple recipient tissues. GVHD is viewed as a continuum rather than as a strict separation between aGVHD and chronic GVHD ("cGVHD").

aGVHD is diagnosed by symptoms of a red, raised bumpy rash, nausea, vomiting, loss of appetite, profuse diarrhea, blockage of the intestine (ileus), or slowing of the flow of bile from the liver (cholestatic hepatitis). These symptoms usually occur within the first 100 days after the transplant. aGVHD is graded by the number and extent of organ involvement and patients are divided into one of four grades (I-IV) depending on the stage of organ involvement.

cGVHD diagnosis is made if distinct symptoms are present in the eyes, mouth, skin, nails, lungs, liver, gastrointestinal tract, genitourinary tract, muscles and joints. cGHVD mimics autoimmune disorders, such as systemic lupus erythematosus (SLE or lupus), Sjögren's syndrome, lichen planus and scleroderma. The National Institutes of Health Working Group for cGVHD Clinical Trials Criteria Development developed a global scoring system that reflects the clinical effect of cGVHD on the functional status of the patient. Scoring elements include both the number of organs or sites involved and the severity within each affected organ. The GVHD continuum is set forth below:

The GVHD Continuum

Overall survival of aGVHD patients is low. MacMillan et al. from the University of Minnesota reported response rates of 443 patients with aGVHD, treated uniformly with prednisone at their institution. Of the 443 patients, lasting responses were obtained in 245 (55%). Fifty-three percent (53%) of patients were alive at one year after initiation of steroid therapy, and 42% of patients who survived developed cGVHD after one year. Deaths were most commonly attributed to on-going GVHD and/or infection. One-year survival for patients with cGVHD is 72% and five-year survival is 55%.

Fifty to sixty percent of patients who develop acute or chronic GVHD have steroid- refractory disease. The one-year survival rate of steroid-refractory patients with aGVHD is only 20-30%.

Epidemiologists have forecasted an increase in the diagnosed incident cases of aGVHD in six major markets (United States, France, Germany, Italy, Spain and United Kingtom) from at least 8,062 diagnosed cases in 2013 to at least 11,568 diagnosed incident cases in 2023, with an annual growth rate of 4.35% during the forecast period, according to EpiCast Report: Graft- Versus-Host Disease - Epidemiology Forecast to 2023. In 2010, the U.S. and European market for the treatment of GVHD was approximately US$260 million and is expected to grow to US$407 million by 2018, according to GlobalData.

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There is a significant unmet medical need for prevention of GVHD. We believe that S- Graft provides a novel mechanism for the prevention of GVHD in certain types of patients at risk of GVHD.

There are currently no FDA- approved or EMA-approved therapies for the prevention or treatment of GVHD. Current care for acute and chronic GVHD involves drugs that are extremely toxic, that increase the risk of death from infection and relapse by the loss of graft-versus-leukemia ("GVL") effect (in which case the graft donor cells attack the host's remaining leukemia or cancer cells), and that contribute to significant morbidity.

Currently Available Treatments and their Limitations

As noted above, there are currently no FDA-approved or EMA- approved drugs for the prevention or treatment of GVHD. Currently, immunosuppressant drugs, such as cyclosporin, which have been approved for the prevention of organ rejection in kidney, liver, and heart allogeneic transplants, are used "off-label" for the treatment of GVHD. "Off-label" refers to the use of drugs in a manner that is inconsistent with their respective approved labels. All available off-label medications currently used to prevent or treat GVHD are non-specific immunosuppressors developed for non-GVHD indications. As result, overall survival of aGVHD patients is low.

Limitations to Prevention

The current standard of care for aGVHD prevention, based on a small number of Phase III trials, consists of off-label use of a two-drug combination of calcineurin inhibitors (cyclosporin or tacrolimus) with a short course of IV methotrexate, which targets T cells. None of the Phase III trials for aGVHD have shown the two-drug combination to be effective in preventing either aGVHD or cGVHD. There is no consensus about which regimen, dose or schedule to use to prevent aGVHD, and these choices mostly depend on institutional preferences. An ideal GVHD prophylaxis will prevent aGVHD as well as cGVHD, have minimal toxicity, permit early regaining of recipient blood and immune function, and not interfere with GVL effect, which has significant contribution to malignant disease control after stem cell transplantation. Current prevention regimens deplete T lymphocytes (immune cells), which is associated with impaired GVL effect, graft failure and infections.

Limitations to Treatment

The treatment of aGVHD depends on the disease grade. aGVHD is staged by the number and extent of organ involvement, and patients are divided into one of four grades (I-IV) depending on the stage of organ involvement. The stages and grades of aGVHD are set forth below:

Grade I aGVHD is typically treated with topical corticosteroid creams. Patients with grade II – IV aGVHD are treated with oral corticosteroids (such as prednisone) in addition to maximized doses of the immunosuppressants (drugs that suppress the immune system) used for prevention. Fifty- five to sixty percent of aGVHD patients fail to respond to treatment with systemic corticosteroids and are considered steroid refractory. Steroid-refractory aGVHD is defined as failure of response to five to seven days of oral corticosteroid treatment or progression of symptoms after 72 hours of treatment.

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Patients who do not respond to corticosteroids are offered second-line therapy with drugs that are chemotherapeutic. Most of these second-line therapies are associated with significant toxicity and high failure rates. The typical course of cGVHD treatment lasts two to three years and the goals of therapy are to stop the destructive immune process, alleviate symptoms and prevent disease progression that may lead to disability and/or death. Fifty percent of patients fail to achieve long-lasting response to first-line therapy, and infectious mortality is significant.

Additionally, the drugs currently used off label for the treatment of GVHD are immunosuppressants, which act by decreasing immune response. Toxicity and suppression of immune function occur because immunosuppressive pharmacologic agents are administered to patients to treat GVHD. All the drugs recommended by the American Society of Blood and Marrow Transplantation for off-label use in aGVHD (glucocorticoids, MMF, denileukin, diftitox, sirolimus, infliximab, etanercept, pentostatin, ATG, aemtuzumab) carry inherent risks of bone marrow suppression, or myelosupression, and/or viral infection. Despite advances in the use of prophylactic antibiotics and antifungal therapies in patients with GVHD, infection remains a major cause of non-relapse mortality and accounts for up to 40% of mortality after starting aGVHD induction therapy.

Expected S-Graft Advantages

Novel GVHD-specific mechanism of action. S- Graft simultaneously targets multiple GVHD specific pathways. Although the mechanism of action for the effects of DNase I on GVHD are not certain, the results of our studies and available scientific literature indicate that the proposed mechanism of action might include the cleavage of extracellular DNA ("eDNA") and neutrophil extracellular traps ("NETs"), suppression of expansion of gut bacteria, and suppression of other immune-system signaling pathways. eDNA is DNA released from dying cells, and appears from literature to modulate immune-system signaling pathways. NETs are clusters of neutrophils (white blood cells participating in the immune system) entangled with extracellular DNA and other proteins, which provide a reservoir for activated neutrophils. Because rhDNase I enzymatically degrades extracellular DNA, it is believed that elimination of eDNA will reduce NET formation, as well as reduce immune-system signaling that is modulated by the presence of eDNA.

Expected lack of toxicity. S-Graft is a recombinant, CHO manufactured version of human enzyme deoxyribonuclease 1 (rhDNase I), which is naturally present in human blood. rhDNase I or dornase alpha, was approved by the FDA on December 30, 1994 for the treatment of cystic fibrosis ("CF"). Marketed under the trade name Pulmozyme®, DNase I is administered as a nebulized solution in the CF patient population. Pulmozyme® for the treatment of CF is also available in Canada, Austria, Sweden, New Zealand, the UK and Japan. A Phase Ib study using recombinant human DNase I was conducted in 17 patients by Genentech to determine the safety and pharmacokinetics of the drug for the indication of systemic lupus erythematosus. DNase I (at doses of 25 or 125 µg/kg) was administered by a single bolus intravenous injection followed by ten subcutaneous injections over a period of 19 days. No drug- related adverse events were reported in this study.

Our Solutions

SCI-B- VAC™

Based on various SciVac- sponsored clinical findings, as well as published reports by independent investigators, we have preliminary indications of the following properties of Sci-B- Vac™:

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Rapid onset of immunity, as measured by levels of antibodies to the hepatitis B virus (anti-hepatitis B surface antigen ("HBsAg")). The results of certain clinical trials conducted outside of the United States and not under an IND may suggest that two doses of Sci-B- Vac™ instead of the conventional three may be sufficient to induce adequate seroprotection.

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Possible Activity of Sci- B-Vac™ against emerging hepatitis B virus mutants. Second generation (i.e., single antigen) HBV vaccines, in combination with nucleoside analog-based therapy (antiviral drug therapy) of chronic hepatitis B, apply selective pressures on the hepatitis B virus in infected individuals, which leads to the generation and accumulation of mutations in the S antigen. The hepatitis B virus that contains these mutations is usually resistant to neutralization by antibodies raised by conventional second-generation HBV vaccines, which raise antibodies against the only S antigen. These mutations create public health concerns, as they can be responsible for reactivation of hepatitis B and what is referred to as occult hepatitis B infection. The prevalence of escape mutants, which means that hepatitis B infection may occur and/or may be transmitted to others, is growing; recent reports show up to 7% of the general population and up to 20% of liver transplant patients and HIV-infected individuals have hepatitis B virus escape mutants. We believe that Sci-B- Vac™ may have the potential to maintain immune control in patients infected with hepatitis B virus escape mutants.

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S- GRAFT

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Novel mechanism of action against GVHD. S-Graft simultaneously targets several known GVHD-specific pathways, including suppression of expansion of gut bacteria, suppression of other immune system signaling pathways, and suppression of the activity of neutrophils (white blood cells participating in the immune system response).

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Evidence of low toxicity. S-Graft (rhDNase I) is a recombinant version of the human enzyme DNase I, which is manufactured in mammalian (CHO) cells. rhDNase I is naturally present in human blood. For 20 years, it has been safely used for treatment of cystic fibrosis by inhalation, in intravenous safety studies in healthy volunteers and in the intravenous administration of rhDNase I for the treatment of male infertility in Phase II settings.

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Presently no evidence of immunosuppression. To date, our preclinical studies have not shown any immunosuppressive properties of S-Graft in aGVHD animal models, which means that immune system activity in the animal subjects did not decrease.

•	Estimated limited infection risk. Because S-Graft appears to lack immunosuppressive properties, we estimate a low likelihood that it would increase infection risk in GVHD patients.

Our Strategy

SciVac's currently derives revenues from sales of the Sci-B- Vac™ vaccine product in Israel, as well as from research and development and manufacturing services rendered in Israel to customers in the biotechnology and pharmaceutical sectors located in Europe, the United States and Israel.

We intend to leverage our considerable industry knowledge, scientific experience and development expertise to identify, develop and commercialize product candidates with strong market potential that can fulfill unmet medical needs in the prevention and treatment of infectious and immune diseases. Currently, we are focused on the development and commercialization of novel and improved therapies for the treatment of hepatitis B and aGVHD using our proprietary recombinant protein expertise. However, we may also seek and enter into strategic partnerships in order to leverage such potential partners' financial strength, as well as regulatory, marketing and other relevant expertise and assets to complete development, obtain regulatory approvals, manufacture and market our products in various geographic regions.

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To achieve our current objectives, we intend to execute on the following:

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Commercialize Sci-B- Vac™ in target populations in major pharmaceutical markets. We seek to obtain FDA and EMA approval and commence marketing Sci-B-Vac™ as a preventative HBV vaccine in pre-dialysis and HIV patients in the United States and the EU, as applicable. If Sci-B-Vac™ is approved for these indications, then we expect to extend the label for other adult niche populations at risk, such as diabetics patients. Additionally, we intended to seek approval for the use of Sci-B- Vac™ in healthy subjects. For each new indication, we will likely be required to conduct clinical trials to demonstrate the efficacy of the vaccine in that population and obtain approval from the applicable regulatory agencies. We believe that Sci-B-Vac™ will deliver significant improvements over existing HBV vaccines in the prevention of hepatitis B infection.

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Develop and commercialize S-Graft in major pharmaceutical markets. S- Graft is a protein similar to that of Roche Pulmozyme®, which has an 18-year history of safe use in humans via inhalation. In collaboration with the MD Anderson Cancer Center, we have developed preclinical data showing rhDNase I activity in aGVHD. Because of the life–threating nature of the condition, the absence of FDA-approved drugs or biologics available to treat the condition, and the expected limited safety concerns of rhDNase I, we will seek FDA approval of S-Graft using data from properly designed Phase II clinical trials via the accelerated approval program. Similarly we will seek EMA approval via accelerated assessment in the EU. There is no guarantee that the FDA or the EMA would permit us to use these truncated pathways.

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We anticipate the ability to take advantage of regulatory incentives that may be available with respect to our product candidate. The Public Health Service Act (the "PHS Act") authorizes the FDA to grant 12 years of market exclusivity to the holder of an approved FDA BLA. The pediatric provisions of the FDA Safety and Innovation Act authorize the FDA to grant six months of exclusivity, and the ODA provides seven years of exclusivity. Other possible, but not assured, benefits provided under these statutory provisions include research grants, tax credits, priority review, protocol assistance and waver of filing fees. The FDA has granted S-Graft Orphan Drug Status for both the prevention and treatment of GVHD.

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Execute partnering and commercialization plans to build value. Our overall objective is to become a fully-integrated biopharmaceutical company, capable of drug development from discovery through manufacture, commercialization and marketing. In certain situations, however, we intend to seek and execute licensing and/or co-development agreements with companies capable of supporting the final stages of development of our products and their subsequent commercialization in U.S. and international markets. SciVac intends to maintain product marketing rights in the U.S. and out-license those rights to its partners for the rest of the world. We may further in-license late-stage drugs that we believe complement our product portfolio. Alternatively, we may also consider sales of specific product assets.

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Target select categories of specialty physicians and, if any of our product candidates are approved, enter into agreements to distribute and market our products. If Sci-B- Vac™ and S-Graft are approved in the United States or the EU, we intend to target, internally or through partnerships, select categories of specialty physicians (such as nephrologists, oncologists and transplant specialists) and enter into agreements to distribute and market these products for appropriate treatments in various countries in North and South America, Europe and Asia.

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Developmental Milestones Completed for Sci-B-Vac™ (Prevention)

The clinical data collected to date and listed in the table below supported the marketing authorization granted in twelve countries, including Israel. Results from these trials have not yet been accepted by the FDA or the EMA.

Completed Development Milestones for Sci-B-Vac™

Preclinical studies	Nonclinical testing program implemented as part of Sci-B-Vac™'s development plan (CPMP/SWP/465/95, December 17, 1997).

Phase I-II studies	•	HBA9006S; Healthy Adults. Comparative, Randomized, Open-label, N=300
(non-IND studies)	•	38-92-00; Healthy Adults. Comparative, Randomized, Single-blind, N=304
	•	HB-88002 S; Healthy Adults. Dose range, Open-label, N=99
	•	HB-88002 T; Healthy Adults. Dose range, Open-label, N=54
	•	HBV-003-89; Healthy Adults. Dose range, Open-label, N=230
	•	38-91-027; Healthy Children. Dose range, Open-label, N=116
	•	38-92-005; Healthy Neonates. Dose range, Open=-label, Randomized, N=200
	•	HBN 014-01-1; Healthy Neonates. Single dose, Open-label, N=495
	•	HBN 014-01-2; Healthy Neonates. Single dose, Open-label, N=200
	•	HBN-002-01; Healthy Neonates. Dose range, Open-label, N=151
	•	HBN 018-01; Healthy Neonates. Dose range, Open-label, N=160
	•	38-92-004; Healthy Children. Two-center, Randomized, Open-label, Comparative, N=217
	•	38-93-011; Healthy Neonates. Comparative, Randomized, Open-label, Two- Center, N=205

Phase III studies (non-IND studies)	•	38-96-040; Healthy Adults. Comparative, Randomized, Single-blind, N=524
	•	SG005-05; Healthy Adults. Single-center, Single-blind, Three-arm, Randomized, N=402
	•	38-98-060; Comparative, Healthy Neonates. Two-center, Three-arm, Parallel, Single-Blind, Randomized, N= 206
	•	38-01-070; Healthy Neonates. Single Center, Three-arm, Open-label, Randomized, N=70

Preliminary Studies in	•	Efficacy of Sci-B-Vac™ in non- and low-responders to standard vaccine (N=719)
Specific Populations	•	Efficacy of Sci-B-Vac™ in newborn infants born from HBsAg+ mothers (N=88)
	•	Efficacy of Sci-B-Vac™ in HIV- positive adults (N=31, prospective cohort study) at Crusaid – Kobler AIDS center, Tel Aviv Sourasky Medical Center. NCT01437475
	•	Efficacy of Sci-B-Vac™ in in ESRD patients who have not responded in the past to four double doses of second generation vaccine (N=29), Tel Aviv Medical Center
	•	Efficacy of Sci-B-Vac™ in naïve and non-responding ESRD patients (N=193, prospective, randomized, controlled study), Tel Aviv Medical Center. NCT01933412

Status of Pre-dialysis and HIV Clinical Programs

Three pivotal clinical trials to be conducted in the United States and the EU are under preparation to support the efficacy and safety of Sci-B- Vac™ in the active immunization of pre-dialysis and HIV patients against hepatitis B infection.

Developmental Milestones Completed for S- Graft

We have successfully manufactured a cGMP-grade human rhDNase I enzyme. We are in the process of completing animal studies in mice to assess the pharmacokinetics and dose response curve in mouse models of GVHD. The goal of these studies is to establish the dose cohorts for our anticipated non- clinical toxicity studies in rats and primates to enable the filing of an IND with the FDA.

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Intellectual Property and Market Exclusivity

We believe that market exclusivity derived from a combination of our intellectual property and orphan drug designations will present barriers to competitors' entry and are a key to our success.

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek the broadest intellectual property protection possible for our products, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and elsewhere in the world. In addition, we intend to actively pursue product life cycle management initiatives to extend our market exclusivity.

In addition to any granted patents, our products will be eligible for market exclusivity to run concurrently with the term of the patent for up to twelve years under the PHS Act provided the FDA determines that the biological is a "first licensure" and an additional six months thereafter under the FDA's pediatric exclusivity guideline. In the EU, our products will be eligible for up to ten years of exclusivity, which includes eight years of data exclusivity and two years of market exclusivity from the date of the BLA or MAA.

Upon marketing approval by the FDA and a determination that it is a first licensure, Sci-B-Vac™ would be granted up to a 12-year exclusivity period under 351(k) of the PHS Act.

S-Graft, our product candidate for the treatment of GVHD, has nine patents claiming application of deoxyribonuclease enzyme for treatment of GVHD issued and filed, which are held by CLS and exclusively licensed to us under the CLS License Agreement.

Partnerships and Licensing

Ferring License Agreement

In June 2004, Savient Pharmaceuticals, Inc., a Delaware corporation ("Savient"), and SciGen Ltd., a public company organized under the laws of Singapore ("SciGen Singapore"), entered into a License Agreement (as subsequently amended, the "Ferring License Agreement") with respect to the marketing, promotion, distribution and sale of certain forms of HBsAg for sale as an HBV vaccine (the "Product"). Savient assigned its rights and obligations under the Ferring License Agreement to Ferring International Center S.A. ("Ferring"), and, in 2012, SciGen Singapore assigned its rights and obligations under the Ferring License Agreement to SciVac. The Ferring License Agreement applies to SciVac's sales of Sci-B-Vac.

Pursuant to the Ferring License Agreement, SciVac has been granted the following: (i) an exclusive worldwide license to use, deal in, test, promote, market, distribute and sell the Product; (ii) the right to sublicense such exclusive license; and (iii) the right to use certain technology, patent rights and other confidential information disclosed by Savient or its subsidiary Bio-Technology General (Israel) Ltd. (a) solely for the purpose of manufacturing the Product at one facility in each of Israel, India and the People's Republic of China, or such other country, provided that the requisite approval from the Israeli Office of the Chief Scientist (the "OCS") is obtained, (b) to use, sell, offer to sell and import the Product manufactured by SciVac in accordance with the Ferring License Agreement and (c) sublicense any rights granted to SciVac under the Ferring License Agreement.

Pursuant to the Ferring License Agreement, SciVac has agreed to pay Ferring a royalty equal to 7% of the net sales of the Product during the term of the Ferring License Agreement and 30% of all non- royalty consideration received by SciVac from sub- licensees, if any, subject, in the case of non-royalty consideration, to certain exceptions in a limited number of countries. Additionally, in connection with the assignment of the Ferring License Agreement to the Company, the Company assumed the obligation of a prior assignee of the Ferring License Agreement to pay SciGen Singapore five percent of net sales of the Product. Unless earlier terminated in accordance with its terms, the Ferring License Agreement remains in force on a country- by-country basis until the date that is ten years following the commencement of the date that SciVac receives regulatory approval in the applicable country. The Ferring License Agreement contains customary termination provisions, generally permitting a party to terminate the agreement upon the other party's insolvency or uncured material breach.

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CLS License Agreement for S- Graft

On April 20, 2015, we entered into the CLS License Agreement with CLS, pursuant to which, CLS has granted to us, effective as of the Effective Time, an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to the Licensed Technology. As described in more detail above and elsewhere in the Circular, we use the Licensed Technology in connection with our development of S-Graft, and we additionally intend to use the Licensed Technology to develop drugs for other indications.

Pursuant to the CLS License Agreement, we agreed to issue to CLS a number of ordinary shares of SciVac, which, at the Effective Time, will become immediately exchangeable in the Arrangement for New Levon Shares, composing approximately 19.5% of Levon immediately following completion of the Arrangement.

We may terminate the CLS License Agreement at any time by providing CLS 30 days' notice. The CLS License Agreement is not otherwise terminable by either party, other than in the case of an uncured material breach by the other party, the granting of a winding-up order in respect of the other party or upon certain events of bankruptcy or insolvency. The CLS License Agreement additionally includes certain customary confidentiality and indemnification provisions.

Competitive Overview

Competitive landscape for Sci-B- Vac™

In Canada and the United States, there are currently only two commercially available second generation vaccines that solely and specifically target the hepatitis B virus: Engerix- B® from GlaxoSmithKline plc; and Recombivax HB® from Merck Sharpe and Dohme, a subsidiary of Merck & Co., Inc. Each of these HBV vaccines contains only one of the three surface antigens of the hepatitis B virus, whereas Sci-B-Vac™ includes all three surface antigens.

Fendrix®, another GlaxoSmithKline product, was approved for sale in Europe by the European Commission in 2005 for the active immunization against the hepatitis B virus in patients with renal insufficiency, including pre- hemodialysis and hemodialysis patients. Fendrix® contains only one of the three surface antigens of the hepatitis B virus and includes two different adjuvants.

HEPLISAVTM, by Dynavax Technologies Corporation, is an investigational Phase III HBV vaccine formulated from yeast-derived recombinant small surface protein (S) mixed with artificial immunostimulatory DNA sequence (1018 ISS). HEPLISAVTM is designed to improve seroprotection rates in immunocompromised populations. Phase III trials demonstrated that HEPLISAVTM produces higher rates of seroprotection in healthy adults and hyporesponders with fewer immunizations. However, in 2012, the FDA rejected the HEPLISAVTM BLA because of safety concerns related to autoimmune reactions, including thyroid disorders. Currently, Dynavax is conducting a Phase III study (HBV-23) to bring greater clarity regarding the safety profile of HEPLISAVTM.

Competitive landscape for S-Graft

The current competitive landscape includes a limited number of pharmaceutical companies and development products summarized in the table below.

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Drug	Substance	Mechanism of Action	Development Stage	Company
Prochymal®	Ex-vivo Cultured Adult Human Mesenchymal Stem Cells	Tolerance induction	Conditional approval in Canada and New Zealand in pediatric patients	Mesoblast International
Promostem	Umbilical cord blood-derived mesenchymal stem cells	Tolerance induction	PII	Samsung/Medipost Co. Ltd.
Inolimomab (Leukotac)	Alpha chain of the interleukin-2 receptor	Immunosuppression	PIII	Jazz Pharmaceuticals
KD025	Rho- Kinase 2- Specific Inhibitor	Immunosuppression	PI	Kadmon
ALD518, Clazakizumab	Interleukin-6 inhibitor	Immunosuppression	PII	Alder Biopharmaceuticals/BMS
Alpha-1 Antitrypsin	Protease inhibitor	Anti- inflammatory	PII	Kamada/Baxter
Begedina	Anti CD26 antibody	Immunosuppression	PII	Adienne Pharma and Biotech
Panobinostat	Histone Deacetylase Inhibitor; APC inhibition, T cell anergy	Immunosuppression	PII	Novartis
Cannabidiol	Activation of cannabinoid receptors on donor-derived T cells	Tolerance induction	PII	Rabin Medical Center
T-Guard	Anti CD3/CD7 antibodies (T and NK cell depletion)	Immunosuppression	PII	Xenikos
Brentuximab Vedotin	Anti CD30 antibody (B and T cell anergy)	Immunosuppression	PII	Seattle Genetics, Inc.
ImmuStem	Stem cells	Tolerance induction	Preclinical	Escape Therapeutics
Fc-AAT	Long acting Alpha-1 Antitrypsin	Anti inflammatory	Preclinical	Omni Bio
RO2959	Calcium Release Activated Calcium (CRAC) channel (T cell anergy)	Immunosuppression	Preclinical	Hoffman LaRoche
Tysabri®	Natalizumab	Immunomodulator	PII	Biogen Idec

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The vast majority of the development pipeline products described above are either stem cell therapeutics or immunosuppressants. Prochymal, the most advanced stem cell therapeutic, has seen very limited success. In 2009, it failed two Phase III clinical trials in severe refractory GVHD. In 2012, Prochymal received conditional regulatory approval in only Canada and New Zealand to treat steroid resistant aGVHD in children; however, the drug is available for treatment of GVHD in children and adults in the United States under an Expanded Access Program. We believe that the limited availability of non-immunosuppressive development products is a contributing factor as to why pharmaceutical companies are attempting to develop new products in this field. In case of aGVHD, we believe that the limited efficacy of the existing therapies is one of the primary factors creating a strong demand for new entries.

Government Regulation

General

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, the formulation, manufacturing, processing, labeling, packaging, advertising and distribution of our products either are or will be subject to regulation by several federal agencies in the United States, including the FDA, the Centers for Medicare & Medicaid Services, the Offices of Inspector General, and Office of Civil Rights, all within the Department of Health and Human Services, the Federal Trade Commission, the U.S. Department of Agriculture, the Department of Defense, the Department of Veterans Affairs and the Environmental Protection Agency.

U.S. Food and Drug Administration Regulation

Of particular importance is the FDA, which administers requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling, and marketing of prescription pharmaceuticals. In many cases, the FDA requirements and practices have increased the time and resources necessary to develop and test new products and bring them to market in the United States. Most notably, all of our products and product candidates that are intended for sale in the United States will be subject to the PHS Act and FDCA, both as implemented and enforced by the FDA. In the United States our product candidates would require FDA pre-marketing approval of a BLA, pursuant to 21 C.F.R. pt. 601. Foreign countries may require similar or more onerous approvals to manufacture or market our products.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to: untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties; customer notifications or repair, replacement, refunds, recall, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying our requests for BLA premarket approval of new products or modified products; withdrawing BLA approvals that have already been granted; refusal to grant export approval for our products; or criminal prosecution.

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FDA Product Approval

Vaccines and other biologicals follow the same general regulatory pathway as for drugs. A sponsor that wishes to begin clinical trials with a vaccine or other biologic must submit an IND application to the FDA. The IND describes the vaccine or biologic, its method of manufacture and quality control tests for release. Also included are information about the vaccine's safety and ability to elicit a protective immune response (immunogenicity) in animal testing, and in humans where such data are available, as well as the proposed clinical protocol for studies in humans.

Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases, as is the case for any drug or biologic. Initial human studies, referred to as Phase I, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase II studies are dose- ranging studies and may enroll hundreds of subjects. Finally, Phase III trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing. At any stage of the clinical or animal studies, if data raise significant concerns about either safety or effectiveness, the FDA may request additional information or studies, or may halt ongoing clinical studies.

If successful, the completion of all three phases of clinical development can be followed by the submission of a BLA. To be considered, the license application must provide the multidisciplinary FDA reviewing team (medical officers, microbiologists, chemists, biostatisticians, etc.) with the efficacy and safety information necessary to make a risk/benefit assessment and to recommend or oppose the approval of a vaccine. Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail.

Following the FDA's review of a license application for a new biologic or new indication for an existing biologic, the sponsor and the FDA may present their findings to the FDA's Vaccines and Related Biological Products Advisory Committee. This non-FDA expert committee (scientists, physicians, biostatisticians and a consumer representative) provides advice to the Agency regarding the safety and efficacy of the vaccine for the proposed indication.

Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine's proper use, including its potential benefits and risks, to communicate with patients and parents and to safely deliver the vaccine to the public.

The FDA continues to oversee the production of vaccines after the vaccine and the manufacturing processes are approved, in order to ensure continuing safety. After licensure, monitoring of the product and of production activities, including periodic facility inspections, must continue as long as the manufacturer holds a license for the product. If requested by the FDA, manufacturers are required to submit to the FDA the results of their own tests for potency, safety, and purity for each vaccine lot. They may also be required to submit samples of each vaccine lot to the FDA for testing. However, if the sponsor describes an alternative procedure which provides continued assurance of safety, purity and potency, the Center for Biologics Evaluation and Research may determine that routine submission of lot release protocols (showing results of applicable tests) and samples is not necessary.

Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase IV studies, which are formal studies on a vaccine once it is on the market. Also, the government relies on the Vaccine Adverse Event Reporting System (the "VAERS") to identify problems after marketing begins.

While we have obtained regulatory approval to sell Sci-B- Vac™ in over twelve countries and intend to continue to market the vaccine internationally, we are currently seeking approval for the US clinical trials necessary to provide data in support of a BLA, which can be a time-consuming and lengthy process. Before new pharmaceutical products may be sold in the United States, preclinical studies and clinical trials of the products must be conducted and the results submitted to the FDA for approval. With limited exceptions, the FDA requires companies to register both pre-approval and post-approval clinical trials and disclose clinical trial results in public databases. Failure to register a trial or disclose study results within the required time periods could result in penalties, including civil monetary penalties. Clinical trial programs must establish efficacy, determine an appropriate dose and dosing regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. For biologics, the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a BLA. In response to a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. The activities undertaken before a new pharmaceutical product may be marketed in the United States generally include, but are not limited to:

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•	preclinical studies;

•	submission to the FDA of an IND, which must become effective before human clinical trials may commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	submission to the FDA of a BLA;

•	acceptance for filing of the BLA by the FDA;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which both the active ingredients and finished drug product are produced as well as acceptance of the clinical trial sites to assess compliance with, among other things, patient informed consent requirements, the clinical trial protocols, current Good Clinical Practices ("GCP") and cGMPs; and

•	FDA review and approval of the BLA prior to any commercial sale and distribution of the product in the United States.

Preclinical studies include laboratory evaluation of product chemistry and formulation, and in some cases, animal studies and other studies to preliminarily assess the potential safety and efficacy of the product candidate. The results of preclinical studies together with manufacturing information, analytical data, and detailed information including protocols for proposed human clinical trials are then submitted to the FDA as a part of an IND. An IND application must become effective, and approval from an Institutional Review Board ("IRB") must be obtained, prior to the commencement of human clinical trials. The IND becomes effective 30 days following its receipt by the FDA unless the FDA objects to, or otherwise raises concerns or questions or imposes a clinical hold. We, the FDA or the IRB may suspend or terminate a clinical trial at any time after it has commenced due to safety or efficacy concerns; we can terminate or suspend a clinical trial for commercial reasons provided that there is appropriate follow-up to ensure patient safety. In the event that the FDA objects to the IND or imposes a clinical hold, the IND sponsor must address any outstanding FDA concerns or questions to the satisfaction of the FDA before clinical trials can proceed or resume. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

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Human clinical trials are typically conducted in three phases that may sometimes overlap or be combined:

•

Phase I: This phase is typically the first involving human participants, and involves the smallest number of human participants (typically, 20-50). The investigational product is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•

Phase II: Once the preliminary safety and tolerability of the product in humans is confirmed during Phase I, the sponsor may seek to begin a Phase II study. Phase II studies involve a somewhat larger group of study subjects. Unlike Phase I studies, which typically involve healthy subjects, participants in Phase II studies may have the disease or condition for which the product candidate is being developed to treat. Phase II studies are intended to identify possible adverse effects and safety risks, to evaluate the efficacy of the product for specific targeted diseases and to determine appropriate dosage and tolerance.

•

Phase III: Phase III trials typically involve a large number of patients affected by the disease or condition for which the product candidate is being developed. Phase III clinical trials are undertaken to evaluate clinical efficacy and safety under conditions resembling those for which the product will be used in actual clinical practice after FDA approval of the BLA. Phase III trials are typically the most costly and time-consuming of the clinical phases.

•

Phase IV: Phase IV trials may be required by the FDA after the approval of the BLA for the product, as a condition of the approval, or may be undertaken voluntarily by the sponsor of the trial. The purpose of Phase IV trials is to continue to evaluate the safety and efficacy of the pharmaceutical on a long-term basis and in a much larger and more diverse patient population than was included in the prior phases of clinical investigation.

The results of the preclinical testing and clinical trials for a pharmaceutical product are then submitted to the FDA in the form of a BLA for approval to commence commercial sales. Once a BLA has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. However, the review process is often significantly extended by FDA requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to BLAs within ten months of the filing date, but this timeframe is often extended. In responding to a BLA, the FDA may grant marketing approval or issue a "complete response letter," which may include requests for additional information, indicating why the application is not ready for approval. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of a BLA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret data.

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Once a drug or biologic is approved for marketing in the United States, the FDA requires ongoing safety monitoring to ascertain any undiscovered issues related to "real-world" use of the drug or biologic. The expanded patient exposure once a drug or biologic is introduced to the marketplace can reveal new risks, as well as new benefits, that were not detectable during clinical testing. Each time a manufacturer seeks to modify its approved label by adding a new indication, it is usually required to undertake additional clinical testing to demonstrate that the product is safe and effective for that new indication. The data from those clinical trials will be submitted to the FDA as part of a supplement BLA. The manufacturer is not permitted to expand its label to include the new indication unless and until the FDA approves its BLA. There is no guarantee that the FDA will approve a supplement BLA merely because it approved the initial BLA.

Biologics may be marketed only for the FDA approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the biologic, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Before approving an application, the FDA will inspect the facility or the facilities at which the biologic product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance and will not approve the biologic unless compliance with GCP requirements is satisfactory.

Once the FDA approves a BLA, or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the biologic reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such biologic or require a recall of any biologic already on the market. In addition, the FDA may require testing, including Phase IV clinical trials and surveillance programs to monitor the effect of approved biologics which have been commercialized. The FDA has the authority to prevent or limit further marketing of a biologic based on the results of these post-marketing programs.

A sponsor may also seek approval of its product candidates under programs designed to accelerate FDA review and approval of BLAs. For instance, a sponsor may seek FDA designation of a product candidate as a "fast track" product. Fast track products are those products intended for the treatment of a serious or life-threatening disease or condition and which demonstrate the potential to address unmet medical needs for such diseases or conditions. If fast track designation is obtained, the FDA may initiate review of sections of a BLA before the application is complete. This "rolling review" is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Approvals of this kind typically include requirements for appropriate post- approval Phase IV clinical trials to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint. In addition, the Food and Drug Administration Safety and Innovation Act, which was enacted and signed into law in 2012, established a new category of pharmaceuticals referred to as "breakthrough therapies" that may be subject to accelerated approval. A sponsor may seek FDA designation of a pharmaceutical candidate as a "breakthrough therapy" if the pharmaceutical is intended, alone or in combination with one or more other pharmaceuticals, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the pharmaceutical may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation provides all of the features of fast track designation in addition to intensive guidance on an efficient pharmaceutical development program beginning as early as Phase I, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate. Product candidates may also be eligible for "priority review," or review within a six month timeframe from the date a complete BLA is accepted for filing, if a sponsor shows that its product candidate provides a significant improvement compared to marketed products. When appropriate, we intend to seek fast track designation and/or accelerated approval for our biologics. We cannot predict whether any of our product candidates will obtain a fast track and/or accelerated approval designation, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of our proposed biologics.

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The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our product candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing our product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved biologic, such as adding new indications, manufacturing changes or additional labeling claims, are subject to further FDA review and approval. Depending on the nature of the change proposed, a BLA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to a BLA, the FDA has up to 180 days to review the application. As with new BLAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

Biologics Price Competition and Innovation Act

Under the Biologics Price Competition and Innovation Act of 2009 (the "BPCIA"), products approved as a biological product under a BLA in the United States may qualify for a 12-year period of non-patent exclusivity. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as "Hatch-Waxman," on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors, including those involved in the filing of a BLA. Although most of Hatch-Waxman's provisions apply only to drugs, the patent term extension provisions (see 35 U.S.C. § 156) apply to biologics as well. We believe that any of our products approved as a biological product under a BLA should qualify for a 12- year period of non-patent exclusivity currently permitted by the BPCIA. Specifically, the BPCIA established an abbreviated pathway for the approval of biosimilar biologics, including the possible designation of a biosimilar as "interchangeable," based on their similarity to existing brand products. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. There is a risk that, as proposed by President Obama, the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes that operate to limit the scope or length of exclusivity afforded by the BPCIA could have a material adverse effect on the future commercial prospects for our biological products. In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity.

Orphan Drug Designation

Under the ODA, the FDA may grant orphan drug designation to products intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. We have received orphan drug designation for S-Graft, our biologics candidate indicated for treatment of aGVHD. Orphan drug designation must be requested before submitting a BLA or supplemental BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for that product for the indication for which it has such designation, the product is entitled to an orphan exclusivity period, in which the FDA may not approve any other applications to market the same product for the same indication for seven years, except in limited circumstances, such as where the sponsor of a different version of the product is able to demonstrate that its product is clinically superior to the approved orphan product. This exclusivity does not prevent a competitor from obtaining approval to market a different product that treats the same disease or condition or the same product to treat a different disease or condition. Among the other benefits of orphan drug designation are tax credits for clinical research and testing as well as a waiver of the BLA application fee. The FDA can revoke a product's orphan drug exclusivity under certain circumstances, including when the holder of the approved orphan drug application is unable to assure the availability of sufficient quantities of the product to meet patient needs. In addition, the FDA will typically coordinate with the sponsor on research study design for an orphan product and may exercise its discretion to grant marketing approval on the basis of more limited product safety and efficacy data than would ordinarily be required. Legislation similar to the ODA has been enacted in other countries to encourage the research, development and marketing of medicines to treat, prevent or diagnose rare diseases. In the EU, medicinal products intended for diagnosis, prevention or treatment of life- threatening or very serious diseases affecting less than five in 10,000 people receive ten-year market exclusivity, protocol assistance, and access to the centralized procedure for marketing authorization.

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Product Approval Outside the United States

We currently market, and are pursuing further marketing authorizations for, our products in numerous jurisdictions outside of the United States, including, notably, Israel. In order to market any product outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales and distribution of our products. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. In some regions, it is possible to receive an "accelerated" review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Marketing Plans in the United States

We intend to launch Sci-B- Vac™ to prevent the hepatitis B virus in the adult pre-dialysis, HIV and healthy population. From a commercialization perspective, we intend to hire a sales force to market Sci-B-Vac™ after the first BLA is filed. We expect that this sales force would target nephrologists and HIV specialists, which are well defined in North America, and we believe that they are best accessed through a direct sales force.

Focus Patient Population and Key Figures in the United States

•	More than 400,000 people in the United States are expected to be treated for ESRD in 2015;

•	Between 1980 and 2009, the U.S. prevalence rate for ESRD increased nearly 600%, from 290 to 1,738 cases per million;

•	At the end of 2009, nearly 400,000 ESRD patients were being treated with some form of dialysis; and

•	In 2010, Medicare made a total of approximately US$33 billion ESRD-related expenditures

The CDC recommends hepatitis B vaccination of all susceptible chronic hemodialysis patients. Hepatitis B vaccination is recommended for pre-end-stage renal disease patients before they become dialysis dependent and for peritoneal and home dialysis patients because they might require in- center hemodialysis.

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Sci-B-Vac™ Positioning in CKD Sector in the United States

Physician Awareness: The target physician audience is aware of the need for a vaccine to improve protection against hepatitis B infection among CKD patients. 14-33% of hemodialysis patients do not respond to existing vaccines.

Efficacy: Clinical trials conducted outside of the United States and not under the jurisdiction of the FDA or EMA suggest that Sci-B- Vac™ may be more effective when compared to Engerix-B® in certain populations studied. Sci-B- Vac™ appears to work faster, appears to achieve higher levels of vaccination and appears to provide longer lasting protection.

Safety: Sci-B-Vac™ has been well tolerated. Few, if any, serious adverse events were reported in any of the clinical trials to date.

Convenience: Based on the data collected to date, fewer injections would be required to achieve seroprotection, as compared to vaccination with Engerix-B® (three doses of Sci-B-Vac™ on a zero, one and six month schedule for chronic dialysis patients compared to four doses of Engerix-B® at zero, one, two and six months, respectively). In addition, based on the results of certain clinical trials performed to date, we could project that most of the patients would be seroprotected after the second immunization.

Physician Targets for the CKD Market

Nephrologists are trained in the diagnosis and treatment of CKD and are normally responsible for patient care. This care includes delivering an HBV vaccine to patients on dialysis and pre-end-stage renal disease patients before they become dialysis dependent. These therapies are delivered by physician recommendation or prescriptions from the physician and may be administered in a dialysis clinic. As of 2014, there were approximately 9,000 nephrologists in the United States. We expect that nephrologists will be a key factor in the success of Sci-B-Vac™ and will be the main physician specialty group targeted by the SciVac sales force.

Dialysis Centers Segmentation

SciVac has segmented dialysis centers based on a weighted index (based 75% on dialysis patients and 25% on dialysis stations) in order to incorporate a center's current work (represented by number of patients) as well as its potential (represented by number of stations).

Planned Field Force Structure

We plan to create a sales force designed to reach both nephrologists' offices and dialysis centers. In most cases, doctors are expected to be the sole decision-makers for Sci-B-Vac™. For dialysis centers, however, some of which belong to chain organizations, national and regional headquarters influence which type of vaccine is stocked at a given center. Further, the managers of each dialysis center are key decision makers in granting access to sales representatives and deciding which products to stock and use. Dieticians and doctors ultimately determine which product to administer to patients. We expect that our sales force will have three teams designed to support the selling and maintenance needs of doctors and key decision makers at dialysis centers:

•	A team of account managers dedicated to dialysis center headquarters;

•	A team of field sales representatives dedicated to doctors' offices and dialysis centers; and

•	A team of medical science liaisons dedicated to ongoing education at dialysis centers.

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Commercial Partner Arrangements – Non- U.S.

We have entered into or are pursuing arrangements with certain commercial partners for the distribution of our products in the EU, Latin America, Africa, India and Asia. Under our existing agreements, we receive payments from our distributors based on prices set forth in their respective agreements with us.

Manufacturing

Sci-B- Vac™

We operate a proprietary, state-of-the-art mammalian cell-derived vaccine manufacturing facility in Rehovot, Israel, which we use to manufacture Sci-B-Vac™. The facility was built in December 2006 and is GMP certified by the Israeli Ministry of Health ("MoH"). It has also received MoH authorization to release vaccine batches to export markets. In 2013, the EU entered into an agreement with Israel regarding conformity assessment and acceptance of industrial products. This agreement recognizes Israel's industrial standards as being equivalent to EU standards. It covers products for human and veterinary use (medicinal products, active pharmaceutical ingredients and excipients) and procedures related to GMP. The agreement means that Israel and the EU recognize each other's GMP inspection conclusions, manufacturing and import authorizations and certification of conformity of batches without the need for re-testing at import and official- control-authority batch release; however, our facility will have to pass FDA inspection prior to marketing of Sci-B-Vac™ in the United States.

Current production capabilities satisfy our current manufacturing requirements for domestic and export markets. However, in the event we receive FDA and/or EMA approval for Sci-B-Vac™, our production requirements may increase beyond our current production capabilities, and we may enter into agreements with various third parties for the manufacture of Sci-B- Vac™.

S- Graft

We currently do not have commercial manufacturing capabilities for S-Graft, and we do not intend to build commercial manufacturing facilities for S-Graft in the foreseeable future. We intend to enter into agreements with various third parties for the formulation and manufacture of S-Graft. These third-party manufacturers must comply with FDA, EMA and applicable foreign regulations, current quality system regulations, which include cGMP, and to the extent laboratory analysis is involved, current good laboratory practices.

Properties

The Company does not own any real property. The Company leases its principal executive offices, which are located at 13 Gad Feinstein Road, Rehovot, 76100 Israel. This lease, which is for an aggregate of 2,711 gross square meters of office space, will expire on January 31, 2017. The Company pays approximately US$83,110 per month, inclusive of VAT.

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Specialized Skill and Knowledge

As a commercial-stage vaccine manufacturer and biological therapeutics developer, we require specialized expertise in, among other things: regulatory affairs; clinical development; biologics manufacturing; analytical biochemistry for quality control; quality assurance and documentation specialists; and a Qualified Person for Pharmacovigilance (i.e., the activity of monitoring for product-related adverse events, post-marketing and sale ) ("QPPV"). All of the foregoing are either available internally at SciVac, or (presently in the case of the QPPV and certain clinical development specialists) accessed through consulting agreements. SciVac also accesses or intends to access contract research organizations ("CROs") for managing non-clinical and human clinical studies, including program management and technical matters such as monitoring of non-clinical and clinical efficacy, safety, and other parameters.

Employees

As of December 31, 2014, SciVac had 44 employees.

Foreign Operations

SciVac does not maintain any operations outside of Israel. However, the company procures various goods and services from foreign companies and individuals, such as raw material suppliers, contract laboratories and consultants. In addition, to support product registration and sales outside Israel, the company relies on outside registration agents, distributers and other representatives local to a given sales territory.

FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information

The following table contains certain financial information of SciVac for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. Such information has been derived from SciVac's audited annual financial statements, which have been prepared in accordance with IFRS and are attached as Schedule 1 to this Appendix F, and should be read in conjunction with such financial statements.

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Annual Financial Information

(expressed in thousands of U.S. dollars other than share amounts)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating Loss	(4,193)	(5,790)	(2,756)
Loss Before Tax	(6,791)	(9,037)	(5,120)
Net loss and total comprehensive loss	(4,651)	(10,683)	(1,189)

Financial Position	As of December 31, 2014	As of December 31, 2013
Cash and Cash Equivalents	393	2
Current Assets	3,026	2,218
Total Assets	5,301	4,275
Current Liabilities	3,079	4,940
Total Liabilities	14,714	34,896
Total Equity	(9,413)	(30,621)
Total Liabilities & Equity	5,301	4,275
Ordinary Shares Issued & Outstanding	1,242	1,112

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 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis of SciVac for the years ended December 31, 2014, 2013 and 2012 is attached as Schedule 2 to this Appendix F. The attached Management's Discussion and Analysis should be read in conjunction with SciVac's audited annual financial statements for the 2014, 2013 and 2012 fiscal years, together with the notes thereto, which are attached as Schedule 1 to this Appendix F.

Description of SHARE CAPITAL

The following summary of the capital stock of SciVac is subject in all respects to applicable Israeli law, including the Companies Law and our Amended and Restated Articles of Association.

SciVac is authorized to issue up to 100,000 ordinary shares with a nominal value of New Israeli Shekel 1.00 per share. A summary of the rights of the SciVac shares is set forth below.

Ordinary Shares

Dividends

The holders of ordinary shares are entitled to receive dividends if, as and when declared by the board of directors of SciVac (the "SciVac Board") out of the assets of SciVac properly applicable to the payment of dividends in such amounts and payable in such manner as the SciVac Board may from time to time determine.

Liquidation

In the event of the dissolution, liquidation, or winding up of SciVac or other distribution of assets of SciVac among its shareholders for the purpose of winding up its affairs, the holders of the ordinary shares will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of ordinary shares held by them.

Voting

The holders of ordinary shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of SciVac and to one vote in respect of each ordinary share held at all such meetings.

Other

Except as contained in the Shareholders Agreement (as defined below), there are no pre-emptive, redemption or conversion rights attaching to ordinary shares of SciVac.

2012 Shareholders Agreement/Certain Rights

Pursuant to the Shareholders Agreement, dated October 16, 2012 (the "Shareholders Agreement"), to which SciVac's current shareholders are parties, until SciVac completes its initial public offering, it is obligated to offer to each of its shareholders holding at least 10% of SciVac's ordinary shares (the "Eligible Shareholders") certain additional rights, including granting to each Eligible Shareholder certain pre-emptive rights, co- sale rights, rights of first refusal, inspection and information rights and rights to receive certain financial statements of SciVac. In addition, if the holders of at least 80% of SciVac's outstanding shares accept an offer to sell all of SciVac's shares, and such offer is conditioned upon the sale of all of SciVac's shares, then the remaining shareholders are subject to drag-along rights of such selling shareholders.

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Pursuant to the Shareholders Agreement, resolutions of the shareholders require the affirmative vote of a majority of the holders of SciVac's then issued and outstanding ordinary shares, and until the completion of the underwritten initial public offering of SciVac's ordinary shares, it must obtain the affirmative vote of at least 60% of the holders of its then issued and outstanding ordinary shares to take certain actions, including, among others, the authorization or issuance of any share capital and the declaration or payment of any dividend. The Shareholders Agreement also stipulates that the SciVac Board shall consist of up to five members, three of whom shall be designated by OPKO Holdings (for as long as OPKO Holdings holds at least 40% of SciVac's issued and outstanding share capital) and two of whom shall be designed by FDS (for as long as FDS holds at least 40% of SciVac's issued and outstanding share capital), and the SciVac Board shall appoint the Chairman of the Board as recommended by the directors appointed by OPKO Holdings.

The Shareholders Agreement will terminate not later than completion of the Arrangement.

Consolidated Capitalization

The following table sets forth the capitalization of SciVac as at the dates indicated. The table should be read in conjunction with the financial statements of SciVac, and the notes thereto, attached as Schedule 1 to this Appendix F as well as the other disclosure contained in this Appendix F.

Description	As of December 31, 2014 (Unaudited)		As of April 15, 2015 (Unaudited)
Ordinary Share Capital (authorized):		100,000		100,000
Ordinary shares outstanding		1,242		1,242
Accumulated deficit (in thousands of US $)	US$	(55,580)	US$	(57,000)
Total shareholders' equity(in thousands of US$)	US$	(9,413)	US$	(10,800)
Total liabilities & equity(in thousands of US$)	US$	5,301	US$	(5,500)

OPTIONS TO PURCHASE SECURITIES

SciVac has no outstanding options to purchase its securities, nor does it have in place a stock option plan.

PRIOR SALES

From incorporation to the date of the Circular, SciVac has issued an aggregate of 1,242 ordinary shares, of which it issued an aggregate of 130 ordinary shares in a private placement to two investors in June 2014.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer(1)		Percentage of Class prior to Arrangement	Percentage of Class after giving effect to the Arrangement
Ordinary Shares	1,242	(2)	100%	—%

(1) As of the date of the Circular.

(2) These shares are subject to certain contractual restrictions on transfer as set forth in the Shareholders Agreement. These restrictions include, among others, rights of first refusal, co-sale and bring along rights.

Dividends

SciVac has never declared or paid any cash dividends on its shares. Upon completion of the Arrangement, SciVac anticipates that New Levon will retain all of its future earnings, if any, for use in the development and expansion of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the board of New Levon.

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PRINCIPAL SHAREHOLDERS

The following table shows the name and information about SciVac's voting securities owned by each person or company which, as at the date of the Circular, owned of record, or which, to SciVac's knowledge, owned beneficially, directly or indirectly, more than 10% of any class or series of SciVac's voting securities:

Name	Number and type of securities	Type of Ownership	Percentage of Class(1)	Percentage of Class upon completion of the Arrangement
FDS Pharma LLP	556 Ordinary Shares	Beneficial and of record	44.77%	0%
OPKO Health, Inc.	556 Ordinary Shares	Beneficial and of record	44.77%	0%

(1) Based on 1,242 outstanding ordinary shares as of the date of the Circular.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information with respect to the directors and executive officers of SciVac, including their respective provinces or states and countries of residence, their position(s) with SciVac, their principal occupations for the last five years, the dates on which they first became directors or officers of SciVac, and the number of SciVac shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such persons or such persons' respective associates or affiliates. The directors hold office until the next annual meeting of SciVac or until they otherwise cease to hold office in accordance with the Companies Law or our Amended and Restated Articles of Association.

Name, Province and Country of Residence and Present Offices Held	Principal Occupation	Date First Appointed as a Director or Officer of SciVac	Number of SciVac Ordinary Shares Owned, Controlled or Directed, Directly or Indirectly
Dr. Curtis A. Lockshin Massachusetts, USA Chief Executive Officer and Director	Chief Executive Officer and Director of SciVac	August 2014	—
James J. Martin, CPAFlorida, USA Chief Financial Officer	Chief Financial Officer of SciVac	August 2014	—
Steven D. Rubin Florida, USA Chairman of the Board	Executive Vice President – Administration of OPKO Health, Inc.	October 2012	—
Dr. Dmitry Genkin North Rhein Westfalia, Germany Director	Development Director of CLS Therapeutics Limited Director of General Partner of FDS Pharma LLP	August 2014	556
Laurel Kate Inman Florida, USA Director	General Counsel and Secretary of OPKO Health, Inc.	October 2012	—
Adam Logal Florida, USA Director	Sr. Vice President and Chief Financial Officer of OPKO Health, Inc.	April 2014	—

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Cease Trade Orders

The following information has been furnished by the directors or executive officers of SciVac. No director is, or, within the ten years before the date of the Circular has been, a director, chief executive officer or chief financial officer of any issuer that:

(a)

while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an "Order"); or

(b)

was subject to an Order that was issued, after such person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or Sanctions

The following information has been furnished by the directors or executive officers. No director or executive officer of SciVac, or a shareholder holding a sufficient number of securities of SciVac to affect materially the control of SciVac, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

The following information has been furnished by the directors or executive officers. No director or executive officer of SciVac, or a shareholder holding a sufficient number of securities of SciVac to affect materially the control of SciVac:

(a)

is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including SciVac) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b)

has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To SciVac's knowledge, and other than disclosed herein, there are no known conflicts of interest among SciVac and its directors, officers or other members of management as a result of their outside business interests except that certain directors and officers serve as directors and officers of other companies and therefore it is possible that a conflict may arise between their duties to SciVac and their duties as a director or officer of such other companies.

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STATEMENT OF EXECUTIVE COMPENSATION

SciVac is not a reporting issuer in any jurisdiction. As a result, certain information required by Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6") has been omitted pursuant to Section 1.3(8) of Form 51-102F6.

Compensation Discussion and Analysis

For the purposes of this Appendix F, a named executive officer ("NEO") of SciVac means each of the following individuals:

(c)	the Chief Executive Officer ("CEO") of SciVac;

(d)	the Chief Financial Officer ("CFO") of SciVac;

(e)

each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than US$150,000. "Executive Officer" means the chairman, and any vice- chairman, president, secretary or any vice-president and any officer of SciVac or a subsidiary who performs a policymaking function in respect of SciVac; and

(f)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of SciVac, nor acting in a similar capacity, at the end of that financial year.

Summary Compensation Table

The following table discloses a summary of compensation paid to SciVac's NEOs, comprising those persons named in the table below, for the three most recently completed financial years (in US$).

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				Non- equity incentive plan compensation
Name and principalposition	Year	Salary	Share-based awards	Annual incentive plans	Long-term incentive plans	Pension value	All other compen- sation	Total compen-sation
Dr. Curtis Lockshin(1),	2014	$28,333	Nil	Nil	Nil	Nil	Nil	$28,333
Chief Executive Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Michal Ben-Attar(2),	2014	$108,937	Nil	Nil	Nil	$21,700	Nil	$130,637
Chief Operations Officer,	2013	$105,215	Nil	Nil	Nil	$20,930	Nil	$126,145
former Chief Executive Officer	2012	$69,185	Nil	Nil	Nil	$12,593	Nil	$81,778

Jim Martin(3),	2014	$28,333	Nil	Nil	Nil	Nil	Nil	$28,333
Chief Financial Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Sharon Benor(4),	2014	$66,693	Nil	Nil	Nil	Nil	Nil	$66,693
Former Chief Financial Officer	2013	$65,384	Nil	Nil	Nil	Nil	Nil	$65,384
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dobroslov Melamed(5),	2014	$126,725	Nil	Nil	Nil	Nil	Nil	$126,725
Former President	2013	$118,584	Nil	Nil	Nil	Nil	Nil	$118,584
	2012	$83,039	Nil	Nil	Nil	Nil	Nil	$83,039

(1)	Dr. Lockshin was appointed as Chief Executive Officer on August 31, 2014.
(2)	Michal Ben-Attar ceased to act as Chief Executive Officer and was appointed as Chief Operations Officer on August 31, 2014. Dr. Ben-Attar resigned from SciVac, effective April 20, 2015.
(3)	Jim Martin was appointed as Chief Financial Officer on August 31, 2014.
(5)	Sharon Benor ceased to act as Chief Financial Officer on August 31, 2014.
(6)	Dobroslov Melamed ceased to act as President on September 1, 2014.

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Incentive Plan Awards

SciVac does not have an equity compensation plan, and as at December 31, 2014, the NEOs did not have any option-based awards or share-based awards outstanding.

Defined Benefits Plans

SciVac currently does not intend to have a defined benefits pension plan.

Defined Contribution Plans

SciVac currently does not intend to have a defined contribution plan.

Deferred Compensation Plans

SciVac currently does not intend to have a deferred compensation plan.

Termination and Change of Control Benefits

There are no contracts, agreements, plans or arrangements that provide for payments to any current NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of SciVac or its subsidiary or a change in a NEO's responsibilities (excluding perquisites and other personal benefits if the aggregate of this compensation is less than US$50,000).

DIRECTOR COMPENSATION

To date, SciVac has not paid any cash compensation to its directors in respect of their service as directors. However, SciVac reimburses its directors for certain out-of-pocket expenses related to the directors' services as a member of the SciVac Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

To SciVac's knowledge, as of the date of the Circular, there is no indebtedness owing to SciVac from any of our current, or former, officers, directors, or employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by SciVac.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

To SciVac's knowledge, as of the date of the Circular, no person who is, or at any time during the most recently completed financial year was, a director or executive officer of SciVac, and no associate of any such director or officer is, or at any time since the beginning of the most recently completed financial year of SciVac has been, indebted to SciVac, and no such persons owe a debt to another entity, which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by SciVac.

RISKS RELATED TO THE BUSINESS OF SCIVAC

Levon Shareholders should carefully consider a number of risk factors in evaluating whether to approve the Arrangement, including the risks and uncertainties described below and other information contained in the Circular, including the audited financial statements and accompanying notes, appearing elsewhere in the Circular. The risks and uncertainties below are not the only ones SciVac faces. Additional risks and uncertainties not presently known to SciVac or that SciVac believes to be immaterial may also adversely affect SciVac's business. If any of the following risks occur, SciVac's business, financial condition and results of operations could be seriously harmed.

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Risks Related to Our Business

None of our products has received marketing approval in the United States and none has been cleared for clinical testing in the United States.

Although our lead product candidate, Sci-B-Vac™ has been approved for use in 12 countries, neither Sci-B-Vac™ nor S-Graft, our other current product candidate, has been approved by the FDA. Moreover, neither has been cleared by the FDA for clinical testing. Although we have conducted clinical testing outside the United States, that testing has not been conducted pursuant to an FDA issued IND, and there is no assurance that the FDA will permit us to favorably rely on that data. Normally, the FDA requires candidates to complete three phases of clinical trials ending with Phase III pivotal trials. A Phase III study program is designed to test the safety and efficacy of the product candidate on a large number of patients. The timeline between a Phase I study and a Phase III study and subsequent filing of a BLA can be several years. We will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before we can submit a BLA with respect to any of these or other product candidates. We cannot predict whether the FDA will permit us to conduct the necessary clinical testing nor can we predict if or when we might submit a BLA for regulatory approval of any of our current or future product candidates.

We have generated limited revenue from commercial sales to date and our future profitability is uncertain.

We have a limited operating history, and our business is subject to all of the risks inherent in the establishment of a new business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new biopharmaceutical company. Since we began our business, we have focused on research and development, clinical trials of product candidates, and limited commercialization and distribution, and have incurred significant losses since inception and generated only limited product revenues. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and continue to further develop our manufacturing, sales, marketing and distribution capabilities. There can be no assurance that the product candidates under development by us will be approved for sale in the United States or elsewhere. Furthermore, there can be no assurance that if such product candidates are approved, they will be successfully commercialized, and the extent of our future losses and the timing of our potential profitability are highly uncertain.

International commercialization of our product candidates faces significant obstacles.

We currently market and sell Sci-B-Vac™ internationally through collaborative relationships with foreign partners and may plan to do so with other product candidates in the future. We have limited foreign regulatory, clinical and commercial resources. Current and future partners are critical to our international success. We may not be able to maintain current, or enter into future, collaboration agreements with appropriate partners for important foreign markets on acceptable terms, if at all. Current and future collaborations with foreign partners may not be effective or profitable. We will need to obtain approvals from the relevant regulatory, pricing and reimbursement authorities to market any of our proposed products internationally, and we may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations vary among countries, and foreign regulatory authorities may require different or additional clinical trials than those required to obtain FDA approval for our product candidates. In addition, adverse clinical trial results, such as death or injury due to side effects, could jeopardize not only regulatory approval, but if approval is granted, may also lead to marketing restrictions.

We need to raise additional capital to operate our business.

We are an early commercial- stage company focused on product development and commercialization and have generated only limited product revenues to date. Until, and if, we receive approval from the FDA and other regulatory authorities for our product and product candidates, we cannot sell our drugs in those applicable jurisdictions and, based on our forecasts, will have only limited product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures primarily from the net proceeds of future offerings and grants of securities. Our actual capital requirements will depend on many factors. If we experience unanticipated cash requirements, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned nonclinical studies and clinical trials or obtain approval of our product and/or product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development and/or commercialization, reduce or forego sales and marketing efforts and attractive business opportunities or discontinue operations.

F-39

We have a history of losses and we may never achieve or sustain profitability.

We have incurred substantial losses since our inception, and we may not achieve profitability in the foreseeable future, if at all. For the period from inception (April 18, 2005) to December 31, 2014, we incurred an accumulated deficit of approximately US$55.6 million. Even if we succeed in developing and commercializing one or more of our products or product candidates, we expect to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing research and development expenses, including clinical trials, and increasing expenses from leasing additional facilities and hiring additional personnel. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We have a limited operating history upon which to base an investment decision.

Your ability to evaluate our prospects is limited due to our brief operating history and our unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage biopharmaceutical business, many of which may be beyond our control, including:

•	our potential inability to continue to undertake nonclinical studies, pharmaceutical development and clinical trials;

•	our potential inability to obtain regulatory approvals; and

•	our potential inability to manufacture, sell and market our products.

Our operations have been limited to organizing and staffing, on a limited basis, our Company, acquiring, developing and securing our proprietary technology, undertaking nonclinical studies and clinical trials of our principal product and product candidates, and, on a limited basis, commercializing, manufacturing, distributing and selling Sci-B-Vac™ in certain jurisdictions in which it is approved for sale. These operations provide a limited basis for you to assess our ability to commercialize our product and product candidates and the advisability of investing in our ordinary shares.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development and commercialization, and you will likely lose your entire investment.

We will need to continue to seek capital from time to time to continue the development and commercialization of Sci-B-Vac™ beyond Phase II and Phase III clinical trials and to acquire and develop other product candidates. Our first product, Sci-B- Vac™, is not expected to be commercialized in the United States until at least 2019; however, Sci-B- Vac™ is currently approved for marketing in 12 other jurisdictions, including Israel, Hong Kong, Vietnam, Philippines, Burma and certain countries in Africa. The increase in revenues that FDA approval could generate may not be sufficient to fund our ongoing operations. We believe that we will need to raise substantial additional capital to fund our continuing operations and the development and commercialization of our product and product candidates. Our business or operations may change in a manner that could consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, fund expansion, develop new or enhanced products, acquire complementary products, business or technologies or otherwise respond to competitive pressures and opportunities, such as a change in the regulatory environment or a change in preferred vaccination modalities. In addition, we may need to accelerate the growth of our sales capabilities and distribution beyond what is currently envisioned and this would require additional capital. However, we may not be able to secure additional funding when we need it or on favorable terms, if at all. If we cannot raise adequate funds to satisfy our capital requirements, we will have to delay, scale- back or eliminate our research and development activities, clinical studies, commercialization efforts or future operations. We may also be required to obtain funds through arrangements with collaborators, which arrangements may require us to relinquish rights to certain technologies, products or product candidates that we otherwise would not consider relinquishing, including rights to future product candidates or certain major geographic markets. We may further have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.

F-40

The amount of capital we may need depends on many factors, including the progress, timing and scope of our product development and commercialization programs; the progress, timing and scope of our nonclinical studies and clinical trials; the time and cost necessary to obtain regulatory approvals; the time and cost necessary to further develop manufacturing processes and arrange for contract manufacturing; our ability to enter into and maintain collaborative, licensing and other commercial relationships; and our partners' commitment of time and resource to the development and commercialization of our products.

We have limited access to the capital markets, and, even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the recent past for other biopharmaceutical companies and unprofitable companies such as ours. In addition, it is generally difficult for early commercial-stage companies to raise capital. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, results of operations, financial condition and our continued viability will be materially adversely affected.

We may be subject to securities litigation, which may be expensive and could divert management attention.

Companies that have experienced volatility and other negative fluctuations in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Current SciVac shareholders will own approximately 68.4% of the capital stock of the resulting company upon the closing of the Arrangement. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

After the Effective Date of the Arrangement, SciVac's current shareholders will, in the aggregate, beneficially own approximately 68.4% of the capital stock of the resulting company upon the Effective Date of the Arrangement. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by the resulting company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the interests of other shareholders. This significant concentration of share ownership may adversely affect the value of the capital stock of the resulting company because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Our business may be adversely affected by macroeconomic conditions.

Deterioration in global economic conditions and uncertainties may have an adverse effect on our business. For instance, interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments, if any, and our ability to liquidate such investments in order to fund our operations. Interest rates and the ability to access credit markets could also adversely affect the ability of patients and distributors to purchase, pay for and effectively distribute our products.

F-41

Disruptions in the financial markets and economic conditions could affect our ability to raise capital and could disrupt or delay the performance of our third-party contractors and suppliers.

The U.S. and global economies have historically suffered dramatic economic downturns, including, among other things, as the result of deterioration in the credit markets. Similarly, recent years have seen extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have recently taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, a continued economic decline may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all. As a result of the current volatile and unpredictable global economic situation, our business could be severely adversely affected.

Risks Related to Our Business and Operations in Israel

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non- competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, Chapter 8 to the Israeli Patents Law, 5727-1967 (the "Patents Law"), deals with inventions made in the course of an employee's service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law provides that if there is no provision in an agreement with the employee regarding compensation for such inventions, then the employee can file a claim for compensation with the Commission for Compensation and Royalties, a statutory commission created under the Patents Law, having exclusive jurisdiction with respect to service inventions (the "Compensation Commission"). However, if an agreement with the employee contains a provision that explicitly states that the employee is not entitled to any consideration in excess of said employee's salary and such provision specifically references Section 134 of the Patents Law, then the employee is not entitled to any additional consideration. The Compensation Commission has recently held that a blanket waiver by an employee signed at the end of his employment is also sufficient to block a claim for compensation under Section 134 of the Patents Law for service inventions, even where the original employment agreement did not contain the necessary provisions. The Compensation Commission further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee's waiver of such right to be valid. Such waiver can be formalized in writing or orally or may be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. This ruling of the Compensation Commission has been appealed to the Israeli Supreme Court sitting as the High Court of Justice. The outcome cannot be predicted, and there is no assurance that the High Court of Justice will uphold the ruling of the Compensation Commission.

F-42

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Rehovot, Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Since Hamas seized control of Gaza in 2007 in a coup, there have been a number of armed conflicts between Hamas and Israel – in December 2008 through January 2009, November 2012 and as recently as July through August 2014 – and in all of such conflicts missiles were fired from Gaza into Israeli civilian population centers. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party backed by Iran and controlling large swathes of Lebanon. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. The extreme Sunni jihadist group ISIS has taken over large parts of Syria and its neighbor to the east, Iraq, and committed widespread massacres against the local civilian populations in those areas, all the while continuing in its efforts to conquer further territories. Syria and Iraq are now widely viewed as failed states on the verge of disintegration into tribal fiefdoms. This instability and any intervention may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and both the Allawite regime and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, as recent as August 2014, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists who are officers or who have certain special training) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and recent armed conflicts (including the July through August 2014 conflict with Hamas), there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of our employees or the employees of our Israeli business partners. Such disruption could materially adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the New Israeli Shekel (the "NIS"). We incur expenses in NIS and U.S. dollars. As a result, we are exposed to the risks that the U.S. dollar may appreciate relative to the NIS, or, if U.S. dollar devalues relative to the NIS, that the inflation rate in the United States may exceed such rate of devaluation of the U.S. dollar, or that the timing of such devaluation may lag behind inflation in the United States. In any such event, the NIS cost of our operations in the United States would increase, and our NIS-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2014 was NIS1.00 = US$3.5779. We cannot predict any future trends in the rate of inflation in the United States or the rate of devaluation, if any, of the U.S. dollar against the NIS. As of the date of the Circular, the inflation rate in the United States has not exceeded the rate of devaluation of the U.S. dollar for the calendar years 2012, 2013 or 2014.

Risks Related to Clinical and Regulatory Matters

If we or our current or future collaborators fail to obtain the necessary regulatory approvals, or if such approvals are limited, we and our current or future collaborators will not be allowed to commercialize our product or product candidates, and we will not generate product revenues.

Satisfaction of all regulatory requirements for commercialization of a product candidate typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research and development. Our research and clinical approaches may not lead to biologics that the FDA considers safe for humans and effective for the indicated uses we are studying. The FDA may require additional studies, in which case we or our current or future collaborators would have to expend additional time and resources and would likely delay the date of potentially receiving regulatory approval. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals would:

•	delay commercialization of, and product revenues from, our product candidates; and

•	diminish the competitive advantages that we may have otherwise enjoyed, which would have an adverse effect on our operating results and financial condition.

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Even if we or our current or future collaborators comply with all FDA regulatory requirements, our product candidates may never obtain regulatory approval. If we or our collaborators fail to obtain regulatory approval for any of our product candidates we will have fewer commercial products, if any, and corresponding lower product revenues, if any. Even if our product candidates receive regulatory approval, such approval may involve limitations on the indications and conditions of use or marketing claims for our products. Further, later discovery of previously unknown problems or adverse events could result in additional regulatory restrictions, including withdrawal of products. The FDA may also require us or our current or future collaborators to commit to perform lengthy Phase IV post-approval clinical efficacy or safety studies. Our expending additional resources on such trials would have an adverse effect on our operating results and financial condition.

In jurisdictions outside the United States, we or our collaborators must receive marketing authorizations from the appropriate regulatory authorities before commercializing our drugs. Regulatory approval processes outside the United States generally include all of the aforementioned requirements and risks associated with FDA approval. As of the date of the Circular, our lead product candidate, Sci-B-Vac™, has received regulatory approval in 12 jurisdictions other than the United States.

Clinical trials involve a lengthy and expensive process with an uncertain outcome and results of earlier studies and trials may not be predictive of future trial results.

In order to obtain FDA approval for any of our product candidates, we or our collaborators must submit to the FDA a BLA that demonstrates with substantive evidence that the product candidate is both safe and effective in humans for its intended use. The data in a BLA application is normally drawn from non- clinical studies conducted by the sponsor on animals as well as clinical studies on human subjects. In order to conduct such clinical studies in the United States, an applicant must submit to the FDA an IND application which contains the results of both animal non-clinical and in vitro preclinical studies. There is no guarantee that the FDA will permit an IND applicant to conduct clinical trials.

Moreover, results from Phase I clinical trials may not support moving a product candidate to Phase II or Phase III clinical trials. Phase III clinical trials may not demonstrate the safety or efficacy of our product candidates. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Results of later clinical trials may not replicate the results of prior clinical trials and preclinical studies. Even if the results of Phase III clinical trials are positive, and even if all endpoints are met, we or our collaborators may have to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before obtaining FDA approval for any of our product candidates. Even then, there is no guarantee that the FDA will approve any of our BLA applications.

Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous requirements. The clinical trial process also consumes a significant amount of time. Furthermore, if participating patients in clinical trials suffer drug-related adverse reactions during the course of such clinical trials, or if we, our collaborators, an IRB or the FDA believe that participating patients are being exposed to unacceptable health risks, such clinical trials will have to be suspended or terminated. Failure can occur at any stage of the clinical trials, and we or our collaborators could encounter problems that cause abandonment or repetition of clinical trials.

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Our clinical trials and our future clinical trials for other product candidates for the prevention of graft-versus-host disease are not biologically measurable. The success in clinical trials and our other product candidates designed to reduce risks of unintended use depends on reaching statistically significant changes in patients' symptoms based on clinician-rated scales. Due in part to a lack of consensus on standardized processes for assessing clinical outcomes, these scores may or may not be reliable, useful or acceptable to regulatory agencies.

We have a limited history of developing product candidates. We do not know whether any of our planned clinical trials will result in marketable drugs.

Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including, by way of example, the following: the size of the patient population; the percentage of patients that meets the inclusion criteria and none of the exclusion criteria; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product candidates or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive product candidates.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and we may not adequately develop such protocols to support approval.

The FDA may require us to submit data on a greater number of patients than we originally anticipated or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. They may also require additional data on certain categories of patients, should it emerge during the conduct of our clinical trials that certain categories of patients are likely to be affected in different manners than most of the patients. In addition to FDA requirements, our clinical trial requires the approval of an institutional review board (an "IRB") at each site.

Delays in clinical trials are common for many reasons and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials for either of our two candidates, and the projected timetables for continued development of the technologies and related product candidates by us may otherwise be subject to delay or suspension. Our planned clinical trials might not begin on time; may be interrupted, delayed, suspended, or terminated once commenced; might need to be redesigned; might not enroll a sufficient number of patients; or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

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•	delays in obtaining regulatory approval to commence a trial;

•	imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

•

delays occasioned by possible need to obtain approval from the Office of Biotechnology Activities ("OBA") within the National Institutes of Health (the "NIH"), before being permitted to administer our candidate vaccine, which uses rDNA technology, to human subjects in a clinical trial, notwithstanding FDA clearance;

•

imposition of a clinical hold because of safety or efficacy concerns by a the FDA, a data safety monitoring board or committee (a "DSMB"), a clinical trial site's institutional review board (an "IRB"), or us;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in obtaining required IRB approval at each site;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post- treatment follow-up;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	time required to add new sites;

•	delays in obtaining sufficient supplies of clinical trial materials, including suitable active pharmaceutical ingredients;

•	delays resulting from negative or equivocal findings of a DSMB for a trial; or

•	adverse or inconclusive results from pre-clinical testing or clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials, and clinicians' and patients' perceptions as to the potential advantages of the biologic being studied in relation to other available therapies, including any new biologics that may be approved for the indications we are investigating. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process, and jeopardize our ability to commence product sales and generate revenue.

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We may rely upon independent sites and investigators, such as universities and medical institutions and their faculty or staff, to conduct our clinical trials under agreements with us. These sites and investigators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such activities ourselves. If these investigators or collaborators fail to devote sufficient time and resources to our product development programs, or if their performance is substandard, the approval of our regulatory submissions and our introductions of new products will be delayed or prevented.

Our potential collaborators may also have relationships with other commercial entities, some of which may compete with us. If outside collaborators assist our competitors to our detriment, the approval of our regulatory submissions will be delayed and the sales from our products, if any are commercialized, will be less than expected. Even if clinical trials are completed as planned, their results may not support expectations or intended marketing claims. The clinical trials process may fail to demonstrate that our product candidates are safe and effective for indicated uses. Such failure would cause us to abandon a product candidate and could delay development of other product candidates.

Additional delays to the completion of clinical studies may result from modifications being made to the protocol during the clinical trial, if such modifications are warranted and/or required by the occurrences in the given trial.

Each modification to a protocol for a clinical trial must be submitted to the FDA and the IRBs. This could result in the delay or suspension of a clinical trial while the modification is evaluated. In addition, depending on the magnitude and nature of the changes made, the FDA could take the position that the data generated by the clinical trial prior to the protocol modification cannot be pooled with the data collected after the modification because the same protocol was not used throughout the trial. This might require the enrollment of additional subjects, which could result in the extension of the clinical trial and the FDA delaying clearance or approval of a product candidate.

We may be required to suspend or discontinue clinical trials because of adverse side effects or other safety risks that could preclude approval of our biologic candidates.

Our clinical trials may be suspended or terminated at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA, or other regulatory authorities because of a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational biologic, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the DSMB or the IRB for a clinical trial. An IRB may also suspend or terminate our clinical trials for failure to protect patient safety or patient rights. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe the clinical trials are not being conducted in accordance with applicable regulatory requirements or present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any proposed product that we develop, the commercial prospects of such proposed product will be harmed and our ability to generate product revenue from any of these proposed products will be delayed or eliminated. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

We rely on third parties to conduct our research and development activities, including our clinical trials, and we may experience delays in obtaining or may be unsuccessful in obtaining regulatory approval for, or in commercializing, our biologic candidates if these third parties do not successfully carry out their contractual duties or meet expected deadlines.

We do not have the resources to independently conduct research and development activities. Therefore, we have relied, and plan to continue to rely, on various third-party CROs to conduct our research and development activities and to recruit patients and monitor and manage data for our on-going clinical programs for our biologic candidates, as well as for the execution of our clinical studies. Although we control only certain aspects of our CROs' activities, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We cannot assure you that the CROs will conduct the research properly or in a timely manner, or that the results will be reproducible. We and our CROs are required to comply with the FDA's current Good Clinical Practices ("cGCPs"), which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable or invalid and the FDA may require us to perform additional clinical trials before approving our proposed products. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. In addition, to evaluate the safety and effectiveness of our biologic candidates compared to currently available treatments or a placebo, depending on the trial, to a statistically significant degree, our clinical trials will require an adequately large number of test subjects. Any clinical trial that a CRO conducts abroad on our behalf is subject to similar regulation plus the requirements of the country where the trial is being conducted. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat clinical trials, which would delay the regulatory approval process.

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In addition, we do not employ the personnel of our CROs, and, except for remedies available to us under our agreements with such organizations, we cannot control whether or not they will devote sufficient time and resources to our on-going clinical and pre-clinical programs. Our CROs may also have relationships with other commercial entities, including one or more of our competitors, for which they may also be conducting clinical studies or other biologic development activities, which could impede their ability to devote appropriate time to our clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised because of the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our biologic candidates that we seek to develop. As a result, our financial results and the commercial prospects for our biologic candidates that we seek to develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed or ended.

We typically engage one or more CROs on a project-by-project basis for each study or trial. While we have developed and plan to maintain our relationships with CROs that we have previously engaged, we also expect to enter into agreements with other CROs to obtain additional resources and expertise in an attempt to accelerate our progress with regard to on-going clinical programs and, specifically, the compilation of clinical trial data for submission with a BLA for each of our biologic candidates. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially affect our ability to meet our desired clinical development timelines and can increase our costs significantly. Although we try to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, results of operations, or prospects.

Future legislation, regulations and policies adopted by the FDA or other regulatory authorities may increase the time and cost required for us to conduct and complete clinical trials for our hormone therapy drug candidates.

The FDA has established regulations, guidelines and policies to govern the pharmaceutical development and approval process, as have foreign regulatory authorities. Any change in regulatory requirements resulting from the adoption of new legislation, regulations, or policies may require us to amend existing clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols or clinical trial applications or the need for new ones, may significantly and adversely affect the cost, timing and completion of the clinical trials for our candidates.

In addition, the FDA's policies may change and additional government regulations may be issued that could prevent, limit, or delay regulatory approval of our product candidates, or impose more stringent product labeling and post-marketing testing and other requirements.

Developments by competitors may establish standards of care that affect our ability to conduct our clinical trials as planned.

Changes in standards related to clinical trial design could affect our ability to design and conduct clinical trials as planned. For example, regulatory authorities may not allow us to compare one or more of our product candidates to a placebo in a particular clinical indication where approved products are available. In that case, both the cost and the amount of time required to conduct a clinical trial could increase.

There can be no assurance that the data generated will be acceptable to the FDA.

There can be no assurance that the data generated using our original protocols or even modified protocols will be acceptable to the FDA or that if future modifications during the trial are necessary, any such modifications will be acceptable to the FDA. If the FDA believes that its prior approval is required for a particular modification, it can delay or halt a clinical trial while it evaluates additional information regarding the change.

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The future results of our current or future clinical trials may not support our product candidate claims or may result in the discovery of unexpected adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses. If the FDA concludes that the clinical trials for any of our product candidates for which we might seek clearance, have failed to demonstrate safety and effectiveness, we would not receive FDA approval to market that product in the United States for the indications sought. In addition, such an outcome could cause us to abandon the product candidate and might delay development of others. Any delay or termination of our clinical trials will delay the filing of any product submissions with the FDA and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile. In addition, our clinical trials performed until now involve a relatively small patient population. Because of the small sample size, their results may not be indicative of future results.

There is no guarantee that the FDA will grant BLA approval of our future product candidates, and failure to obtain necessary approvals for our future product candidates would adversely affect our ability to grow our business.

The FDA's and other regulatory agencies' decision to approve our product candidates will depend on our ability to demonstrate with substantial clinical evidence through well-controlled clinical trials, that the product candidates are effective, as measured statistically by comparing the overall protection and improvement in patients with a high risk of hepatitis B, such as pre-dialysis and dialysis patients, and graft- versus-host patients, such as transplant patients, against the same metrics in the respective control groups, who will be receiving currently available hepatitis B preventative treatments or either graft-versus-host disease preventative treatments or placebos. However, there is a possibility that our data may fail to show a statistically significant difference from the control and treatment arms. Alternatively, there is a possibility that our data may be statistically significant, but that the actual clinical benefit of the product candidates may not be considered to be clinically significant, clinically relevant or clinically meaningful.

Even if we believe that the data from our trials will support marketing approval in the United States or in Europe, we cannot predict whether the agencies will agree with our analysis and approve our applications.

We are currently preparing to conduct several clinical trials in different phases for our product candidates and in the future expect to submit BLAs to the FDA for approval of these products. The FDA may not approve these product candidates for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for BLA market approval of new product candidates, new intended uses or indications to future product candidates. Failure to receive approval for our new product candidates would have an adverse effect on our ability to expand our business.

Regulatory authorities may revise previous guidance or decide to ignore previous guidance at any time during the course of our clinical activities or after the completion of our clinical trials. Even with successful clinical safety and efficacy data, including such data from a clinical trial conducted pursuant to a SPA, we or our collaborators may be required to conduct additional, expensive clinical trials to obtain regulatory approval.

Conducting clinical trials of our product candidates or commercial sales of a product candidate may expose us to expensive product liability claims and we may not be able to maintain product liability insurance on reasonable terms or at all.

The risk of product liability is inherent in the testing of pharmaceutical products. We may be held liable if serious adverse reactions from the use of our product candidates occur. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or terminate testing of one or more of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of our product candidates. We currently maintain product liability insurance, and we generally obtain clinical trial insurance once a clinical trial is initiated. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. If we successfully commercialize one or more of our product candidates, we may face product liability claims, regardless of FDA approval for commercial manufacturing and sale. Insurance coverage is becoming increasingly expensive, and, in the future, we, or any corporate collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability, if at all. Even if our agreements with any current or future corporate collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise.

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Even if we obtain regulatory approval for one or more of our product candidates, we will still face extensive, ongoing regulatory requirements and review and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval for one or more of our product candidates in the United States, the FDA may still impose significant restrictions on a product's indicated uses or marketing or to the conditions for approval, or impose ongoing requirements for potentially costly post-approval studies, including Phase IV clinical trials or post- market surveillance. As a condition to granting marketing approval of a product, the FDA may require a company to conduct additional clinical trials. The results generated in these post-approval clinical trials could result in loss of marketing approval, changes in product labeling, or new or increased concerns about side effects or efficacy of a product. For example, the labeling for our product candidates, if approved, may include restrictions on use or warnings. The Food and Drug Administration Amendments Act of 2007 (the "FDAAA") gives the FDA enhanced post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with FDA-approved Risk Evaluation and Mitigation Strategies ("REMS") programs. If approved, our biologics candidates will also be subject to ongoing FDA requirements governing the manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record keeping and reporting of safety and other post-market information. The FDA's exercise of its authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products. Foreign regulatory agencies often have similar authority and may impose comparable costs. Post-marketing studies, whether conducted by us or by others and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect sales of our product candidates once approved, and potentially our other marketed products. Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on sales of our approved products. Accordingly, new data about our products could negatively affect demand because of real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in product withdrawal or recall. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies and practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of our products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of our products.

The holder of an approved BLA also is subject to obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws, including, by way of example, the Federal Trade Commission Act. Any sales and promotional activities are also potentially subject to federal and state consumer protection and unfair competition laws. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA, or such other regulatory agencies as reflected in the product's approved labeling. In particular, any labeling approved by such regulatory agencies for our product candidates may also include restrictions on use. Such regulatory agencies may impose further requirements or restrictions on the distribution or use of our product candidates as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe- use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for one or more of our product candidates, physicians may nevertheless prescribe such products to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Healthcare Act of 1992. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with the FDA's cGMPs regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility, or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, requiring new warnings or other labeling changes to limit use of the drug, requiring that we conduct additional clinical trials, imposing new monitoring requirements, or requiring that we establish a REMS program.

If we or our third-party collaborators fail to comply with applicable regulatory requirements, a regulatory agency may take any of the following actions:

•	conduct an investigation into our practices and any alleged violation of law;

•	issue warning letters or untitled letters asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	require that we suspend or terminate any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall; or

•

exclude us from providing our products to those participating in government health care programs, such as Medicare and Medicaid, and refuse to allow us to enter into supply contracts, including government contracts.

The occurrence of any of the foregoing events or penalties may force us to expend significant amounts of time and money and may significantly inhibit our ability to bring to market or continue to market our products and generate revenue. Similar regulations apply in foreign jurisdictions.

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We may not succeed at in-licensing product candidates or technologies to expand our product pipeline.

We may not successfully in- license product candidates or technologies to expand our product pipeline. The number of such candidates and technologies is limited. Competition among large pharmaceutical companies and biopharmaceutical companies for promising product candidates and technologies is intense because such companies generally desire to expand their product pipelines through in-licensing. If we fail to carry out such in-licensing and expand our product pipeline, our potential future revenues may suffer.

We may need to focus our future efforts in new therapeutic areas which we have little or no experience.

Although our primary strategic interest is in the area of infectious and immune diseases, a number of our product candidates may have potential efficacy in other therapeutic areas such as metastatic cancers, certain inflammatory conditions, stroke and certain cardiovascular diseases. If our product candidate development efforts in our currently targeted indications fail, or if the competitive landscape or investment climate for such indications becomes less attractive, we may need to change the Company's strategic focus to include development of our product candidates or of newly acquired product candidates for therapeutic areas other than HBV and graft-versus-host disease. We have very limited drug development experience in other therapeutic areas, and we may be unsuccessful in changing the Company's focus to areas other than HBV and graft-versus- host disease or to expand the Company's focus to include multiple therapeutic areas, including HBV and graft- versus-host disease.

All of our products for clinical trials are manufactured outside the United States.

The facilities of any of our future manufacturers must be approved by the FDA after we submit our BLA and before approval. We are dependent on the continued adherence of third-party manufacturers to GMP manufacturing and acceptable changes to their process. If our manufacturers cannot successfully produce material that conforms to our specifications and the FDA's strict regulatory requirements, they will not be able to secure FDA approval for their manufacturing facilities. If the FDA does not approve these facilities for the commercial manufacture, we will need to find alternative suppliers, which would result in significant delays in obtaining FDA approvals. These challenges may have a material adverse impact on our business, results of operations, financial condition and prospects.

If the supplier of a biological active pharmaceutical ingredient (an "API") or pharmaceutical excipient fails to provide us sufficient quantities, we may not be able to obtain an alternative supply on a timely or acceptable basis.

We currently rely on a single source for our supply of S-Graft and for vials and certain reagents required for the manufacture of Sci-B-Vac™. Alternative sources from which we can obtain our supply of most of these materials exist. However, we may not be able to find alternative suppliers in a timely manner that would provide our supply of these materials at acceptable quantities and prices, if at all. Any interruption in the supply of these materials would disrupt our ability to manufacture S-Graft and/or Sci-B-Vac™ and could have a material adverse effect on our business.

Our pharmaceutical excipients and other API's are multisource, although not all sources have an active Drug Master File (a "DMF") with the FDA (A DMF is a submission to the FDA used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of drugs to support a drug development and approval). In addition, some of the countries for our multisource APIs are not the same as our drug manufacturing locations. Thus, any disruption in supply from our preferred vendor could result in significant delays with our pharmaceutical development, clinical trials, BLA filing, BLA approval or commercial sale of the finished product due to contract delays, the need to manufacture a new batch of API, out of specification API, the need for import and export permits, and the failure of the newly sourced API to perform to the standards of the previously sourced API.

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Modifications to our products may require new BLA approvals.

Once a particular SciVac product receives FDA approval or clearance, expanded uses or uses in new indications of such product may require additional human clinical trials and new regulatory approvals or clearances, including additional IND and BLA submissions and premarket approvals before we can begin clinical development, and/or prior to marketing and sales. If the FDA requires new clearances or approvals for a particular use or indication, we may be required to conduct additional clinical studies, which would require additional expenditures and harm our operating results. If such product is already being used for these new indications, we may also be subject to significant enforcement actions.

Conducting clinical trials and obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

We have limited manufacturing capabilities and may have to depend on other parties for our manufacturing operations. If these manufacturers fail to meet our requirements and strict regulatory requirements, our product development and commercialization efforts may be materially harmed.

We have limited manufacturing capabilities and may have to depend on contract manufacturers. If any manufacturer is unable to produce required quantities on a timely basis or at all, our operations would be delayed and our business harmed. Any reliance on contract manufacturers would expose us to additional risks, including:

•	failure of our future manufacturers to comply with strictly-enforced regulatory requirements;

•	failure to manufacture to our specifications, or to deliver sufficient quantities in a timely manner;

•	the possibility that we may terminate a contract manufacturer and need to engage a replacement;

•	the possibility that our future manufacturers may not be able to manufacture our product candidates and products without infringing the intellectual property rights of others;

•	the possibility that our future manufacturers may not have adequate intellectual property rights to provide for exclusivity and prevent competition; and

•	insufficiency of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for our products.

Any of these factors could result in significant delay or suspension of our clinical trials, regulatory submissions, receipt of required approvals or commercialization of our products and harm our business.

Future products may never achieve market acceptance.

Future products that we may develop may never gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of any of our products will depend on a number of factors, including the actual and perceived effectiveness and reliability of our products; the results of any long-term clinical trials relating to use of our products; the availability, relative cost and perceived advantages and disadvantages of alternative technologies; the degree to which treatments using our products are approved for reimbursement by public and private insurers; the strength of our marketing and distribution infrastructure; and the level of education and awareness among physicians and hospitals concerning our products. Failure of any of our products to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

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To be commercially successful, physicians must be persuaded that using our products for the vaccination of hepatitis B and the prevention and treatment of aGVHD are effective alternatives to existing vaccinations, therapies and treatments.

We believe that the medical community and other physicians will not widely adopt our products, if and when approved, unless they determine, based on experience, clinical data, and published peer- reviewed journal articles, that the use of our products provides an effective alternative to other means of vaccinating against hepatitis B and preventing aGVHD. Patient studies or clinical experience may indicate that vaccination or treatment with our products does not provide patients with sufficient benefits in disease prevention, treatment or quality of life. We believe that recommendations and support for the use of our products from influential physicians will be essential for widespread market acceptance. Sci-B-Vac™ is in the commercial stage in certain jurisdictions other than the United States and S-Graft is still in the development stage, and it is premature to attempt to gain support from physicians at this time. We can provide no assurance that such support will ever be obtained. In the event that our product candidates are approved by the FDA, if such products do not receive such support from these physicians and from long-term data, physicians may not use or continue to use, and hospitals may not purchase or continue to purchase, our products.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third- party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products.

In both the United States and other countries, sales of our products will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Modernization Act") changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug and biologic purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs, while reimbursement for some products remains linked to the AWP. In addition, the law expanded coverage under a new Medicare Part D to include outpatient drugs and biologics not covered under Part B. Medicare, which is the single largest third-party payment program and which is administered by the Centers for Medicare & Medicaid Services ("CMS"), covers prescription drugs in one of two ways. Medicare part B covers outpatient prescription drugs and biologics that are administered by physicians and certain other drugs and biologics, and Medicare part D covers other outpatient prescription drugs and biologics, but through private insurers. Vaccines for prevention, such as our HBV vaccine, are typically reimbursed under Medicare Part B, for those patients eligible for and enrolled in the voluntary Part B program who are at high or intermediate risk of contracting hepatitis B. Reimbursement is normally based on 95 percent of the AWP. However, CMS is authorized to treat various biologics or drugs as a group for purposes of determining the AWP, meaning that a product that is considerably more expensive than therapeutically equivalent products may be reimbursed at the lower rate of its peer products. If we are unable to satisfactorily differentiate our HBV vaccine product from the other HBV vaccine products, we may be reimbursed a rate that is much lower than our product's AWP. If our GVHD product is used exclusively in an in- patient setting, it would not be covered separately under Medicare. The hospital that purchases the product would be responsible for paying us at a negotiated rate, and that payment would come from the hospital Medicare Part A reimbursement for those covered by Medicare. It is unlikely that the product would be used in an out-patient setting, but if it were, it would more likely be covered under Medicare Part B than under Part D. If it falls under Part B, it is unclear the reimbursement methodology that would apply or whether the product would be subject to Medicare's competitive acquisition program. If the product falls under Part D, then reimbursement would be governed by the private insurers (or their Pharmacy Benefit Managers) that implement the program under contract with CMS. While the Medicare Modernization Act and Medicare regulations apply only to drug and biologic benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

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In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. CMS has issued and will continue to issue regulations to implement the new law which will affect Medicare, Medicaid and other third- party payors.

Medicaid, a health insurance program for the poor, is funded jointly by CMS and the states, but is administered by the states; states are authorized to cover outpatient prescription drugs and biologics, but that coverage is subject to caps and to substantial rebates. CMS also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (the "Affordable Care Act"), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. It is unclear how the Affordable Care Act will affect our candidate products if approved.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than US$1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of one or more of our product candidates, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post- approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

Our revenue stream will depend upon third-party reimbursement.

The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients who use our products. However, the availability of insurance coverage and reimbursement for newly approved drugs to vaccinate against hepatitis B and treat GVHD is uncertain, and therefore, third-party coverage may be particularly difficult to obtain even if our products are approved by the FDA as safe and effective. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for our product candidates and, if reimbursement is available, the level of reimbursement.

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Many patients using existing approved therapies are generally reimbursed all or part of the product cost by Medicare or other third-party payors. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs, and, as a result, they may not cover or provide adequate payment for these products. Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Submission of applications for reimbursement approval generally does not occur prior to the filing of a BLA for that product and may not be granted until many months or longer after BLA approval. In order to obtain reimbursement arrangements for these products, we or our commercialization partners may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Initial dependence on the commercial success of our products may make our revenues particularly susceptible to any cost containment or reduction efforts.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

We may enter into an agreement with, and depend upon, one or more partners to assist us in commercializing our product candidates.

Because of our limited financial and other resources, we may actively seek and enter into a collaboration agreement with one or more partners to assist us in our product launch, assuming marketing approval. Any collaboration agreement we enter into may contain unfavorable terms, such as with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment and other significant terms. Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement will be dependent on the efforts of our collaboration partner and may result in lower levels of income to us than if we marketed our product candidates entirely on our own. The collaboration partner may not fulfill its obligations or commercialize our product candidates as quickly as we would like. We could also become involved in disputes with our partner, which could lead to delays in or termination of our commercialization programs and time-consuming and expensive litigation or arbitration. If a collaboration partner terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

Additionally, depending upon the collaboration partner that we choose, other companies that might otherwise be interested in developing product candidates with us could be less inclined to do so because of our relationship with the collaboration partner. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our collaboration agreement, our business prospects may be limited and our financial condition may be adversely affected.

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We may have conflicts with our partners that could delay or prevent the development or commercialization of our product candidates.

We may have conflicts with our partners, such as conflicts concerning the interpretation of nonclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues. Such disagreements could include, but are not limited to: unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of the product candidate, including providing us with product candidate data or materials; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

We have limited experience selling, marketing and distributing products.

We currently have limited sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we may need to develop our limited internal sales capabilities to target particular markets for our products, as well as make arrangements with third parties to perform sales, marketing and/or distribution services for us with respect to other markets for our products. We may not be able to expand these capabilities sufficiently or hire additional marketing and sales personnel with appropriate expertise to market and sell our products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us with respect to other markets, we may not be able to enter into any collaborative arrangements on favorable terms, or at all. If we enter into any collaborative arrangements for the marketing or sale of our products in other markets, our product revenues are likely to be lower than if we marketed and sold our products ourselves. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations, and their inability to comply with regulatory requirements or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under-performing collaborator may be limited. If we were to terminate a relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

Upon commercialization of our products, we may be dependent on third parties to market, distribute and sell our products.

Our ability to receive revenues may be dependent upon the sales and marketing efforts of any current and future co-marketing partners and third- party distributors. At this time, we have not entered into an agreement with any partner for commercialization of any of our product candidates in the United States and only plan to do so after the successful completion of Phase III clinical trials and prior to commercialization. If we fail to reach an agreement with any such commercialization partner or upon reaching such an agreement such partner fails to sell a large volume of our products, it may have a negative impact on our business, financial condition and results of operations.

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Our products face and our product candidates will face, significant competition in the markets for such products, and if they are unable to compete successfully, our business will suffer.

Our products and product candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. We compete in an industry that is characterized by: (i) rapid technological change; (ii) evolving industry standards; (iii) emerging competition; and (iv) new product introductions. Our competitors have existing products and technologies that will compete with our product candidates and technologies and may develop and commercialize additional products and technologies that will compete with our product candidates and technologies. Because several competing companies and institutions have greater financial resources than us, they may be able to: (i) provide broader services and product lines; (ii) make greater investments in research and development; and (iii) carry on larger research and development initiatives. Our competitors also have greater development capabilities than we do and have substantially greater experience in undertaking nonclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. They also have greater name recognition and better access to customers than us. Our chief competitors in the field of HBV vaccines include companies such as MSD, Dynavax Technologies, Merck & Co., Sanofi Pasteur and GlaxoSmithKline plc. Our chief competitors in the field of GVHD include companies such as Mesoblast International SA, Samsung Medical Center/Medipost Co. Ltd., Jazz Pharmaceuticals PLC, Kadmon Corporation, Alder Biopharmaceuticals Inc./Bristol-Myers Squibb, Kamada Ltd., Baxter Healthcare Corporation, Adienne Pharma and Biotech, Novartis International AG, Rabin Medical Center, Xenikos B.V., Seattle Genetics, Inc., Escape Therapeutics, Inc., Omni Bio Pharmaceutical, Inc., Hoffman-LaRoche and Biogen Idec, Inc.

We are faced with intense competition and rapid technological change, which may make it more difficult for us to achieve significant market penetration. If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If our competitors' existing products or new products are more effective than or considered superior to our future products, the commercial opportunity for our future products will be reduced or eliminated. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. We face competition from fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. If we are successful in penetrating the market for HBV and/or graft-versus-host disease with our product candidates, other companies may be attracted to the market. Many of our competitors have products or product candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, are larger than we are and have substantially greater financial, technical, research, marketing, sales, distribution and other resources than we do. Our competitors may develop or market products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approvals and introduce and commercialize products before we do. These developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Adverse events involving our product candidates may lead the FDA to delay or deny approval for our products or result in product recalls that could harm our reputation, business and financial results.

Serious injury or death resulting from a failure of one of our product candidates during current or future clinical trials could also result in the FDA delaying our clinical trials or denying or delaying clearance or approval of a product candidate.

Even though an adverse event may not be the result of the failure of our product candidate, the FDA or an IRB could delay or halt a clinical trial for an indefinite period of time while an adverse event is reviewed and likely would do so in the event of multiple such events.

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Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial and delays or termination of clinical trials as a result of protocol modifications or adverse events during the trials may cause an increase in costs and delays in the filing of any product candidate submissions with the FDA, delay the approval and commercialization of our product candidates or result in the failure of the clinical trial, which could adversely affect our business, operating results and prospects. Lengthy delays in the completion of clinical trials of our product candidates would adversely affect our business and prospects and could cause us to cease operations.

Once a product receives FDA approval, the FDA has the authority to require the recall of commercialized products in the event of adverse side effects, material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is a reasonable probability that the product would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of adverse side effects, impurities or other product contamination, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business and financial condition.

Our business depends upon securing and protecting critical intellectual property.

Our commercial success will depend in part on our obtaining and maintaining patent, trade secret, copyright and trademark protection of our technologies in the United States and other jurisdictions, as well as successfully enforcing this intellectual property and defending this intellectual property against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable intellectual property protection, such as patents or trade secrets, cover them. In particular, we place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. Moreover, the degree of future protection of our proprietary rights is uncertain for product candidates that are currently in the early stages of development because we cannot predict which of these product candidates will ultimately reach the commercial market or whether the commercial versions of these product candidates will incorporate proprietary technologies.

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We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because we expect that one or more of our product candidates will be manufactured and used in a number of foreign countries.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for us because we expect that one or more of our product candidates will be manufactured and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our other intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Most jurisdictions in which we have applied for, intend to apply for or have been issued patents have patent protection laws similar to those of the United States, but some of them do not. For example, we expect to do business in China, Indonesia and India in the future and the countries in these regions may not provide the same or similar protection as that provided in the United States. Additionally, due to uncertainty in patent protection law, we have not filed applications in many countries where significant markets exist, including, among others, China, Indonesia and India.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Our patent position is highly uncertain and involves complex legal and factual questions.

Our patent position is highly uncertain and involves complex legal and factual questions. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example, we or our licensors might not have been the first to make the inventions covered by our future patent applications and future issued patents; we or our licensors might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our future patent applications or the current or future pending patent applications of our licensors will result in issued patents; our issued patents and issued patents of our licensors may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, our licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

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Sci-B-Vac™, our lead product, is not currently protected by any pending patent application nor any unexpired patent. Accordingly, Sci-B- Vac™ may be subject to competition from the sale of generic products that could adversely affect our business and operations.

We or our licensors have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the Company may not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

Certain of our patent rights are licensed to us by third parties. If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products and/or product candidates, and/or pay damages.

Our manufacturing processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the pharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product, product candidate or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or product candidate or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

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Our ability to protect and enforce our patents does not guarantee that we will secure the right to commercialize our patents.

A patent is a limited monopoly right conferred upon an inventor, and his successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his invention. While a patent gives the holder this right to exclude others, it is not a license to commercialize the invention, where other permissions may be required for permissible commercialization to occur. For example, a drug cannot be marketed without the appropriate authorization from the FDA, regardless of the existence of a patent covering the product. Further, the invention, even if patented itself, cannot be commercialized if it infringes the valid patent rights of another party.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing, wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office (the "USPTO"), the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

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We may rely on the pediatric provisions of the FDA Safety and Innovation Act, which authorize the FDA to grant six months of exclusivity, the ODA, which provides seven years of exclusivity, and the Public Health Service Act, which authorizes the FDA to grant 12 years of market exclusivity to the holder of an approved FDA Biologic License Application, as well as potential future formulation patents and up to 10 years of data exclusivity in Europe.

We may not be able to obtain or maintain orphan drug exclusivity for our product candidates.

The FDA Office of Orphan Products has granted two orphan drug designations for S- Graft. These orphan designations cover the application of deoxyribonuclease for the treatment of GVHD and the application of deoxyribonuclease for the prevention of GVHD. If a product candidate that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., for seven years the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances. We may be unable to obtain orphan drug designations for any of our additional product candidates or orphan exclusivity for any of our products, or our potential competitors may obtain orphan drug exclusivity for graft-versus-host disease products competitive with our product candidates before we do, in which case we may be excluded from that market for the exclusivity period. Even if we obtain orphan drug exclusivity for any of our products, we may not be able to maintain it if a competitive product is shown to be clinically superior to our product. Although obtaining FDA approval to market a product with orphan exclusivity can be advantageous, there can be no assurance that it would provide us with a significant commercial advantage.

We may not be able to obtain marketing exclusivity in the United States under the Biologics Price Competition and Innovation Act (the "BPCI Act") or equivalent regulatory data exclusivity protection in other jurisdictions for our products.

The BPCI Act, which is included in the Patient Protection and Affordable Care Act, creates an approval pathway for biosimilar and interchangeable biological products and provides the manufacturer of innovator biologic to seek a twelve-year period of marketing exclusivity. We intend to seek the maximum period of market exclusivity for our candidate products but there is not guarantee that either or both will receive any marketing exclusivity under the BPCI Act. Our failure to obtain exclusivity for any product that is ultimately approved by the FDA may have significant adverse financial consequences.

We currently have international operations, which subject us to risks inherent with operations outside of the United States.

We currently have international operations, and we intend to seek to obtain additional market clearances in foreign markets that we deem to generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; different and unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; different reimbursement systems; economic weaknesses or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or travelling abroad; supply chain and raw materials management; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If we were to experience any of the difficulties listed above, or any other difficulties, our international development activities and our overall financial condition may suffer and cause us to reduce or discontinue our international development and registration efforts.

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We may not be successful in hiring and retaining key employees.

Our future operations and successes depend in large part upon the continued service of key members of our senior management team whom we are highly dependent upon to manage our business, specifically Dr. Lockshin, our Chief Executive Officer, and James J. Martin, CPA, our Chief Financial Officer. If either or both of Dr. Lockshin or Mr. Martin decided to discontinue their employment with us as Chief Executive Officer or Chief Financial Officer, respectively, such departure would have a material adverse effect on our business.

Our future success also depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified managerial, technical, clinical and regulatory personnel. We will need to hire additional qualified personnel with expertise in nonclinical pharmacology and toxicology, pharmaceutical development, clinical research, regulatory affairs, manufacturing, sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the United States and in Israel, is intense, and we may not be able to hire sufficient personnel to support our efforts. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:

•	comply with FDA regulations or similar regulations of comparable foreign regulatory authorities;

•	provide accurate information to the FDA or comparable foreign regulatory authorities;

•	comply with manufacturing standards we have established;

•	comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities;

•	report financial information or data accurately; or

•	disclose unauthorized activities to us.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We anticipate that we will adopt a Code of Business Conduct and Ethics, which will be effective after the closing of the Arrangement, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

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We are subject to additional federal and state laws and regulations relating to our business and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

We are subject to additional health care regulation and enforcement by the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include the following:

•

the federal health care program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made under government health care programs such as the Medicare and Medicaid programs;

•

the federal Ethics in Patient Referrals Act of 1989, commonly known as the Stark Law, which prohibits a physician from referring a patient for certain items or services covered by Medicare or Medicaid to an entity in which the physician or a family has a financial interest;

•

federal False Claims Act and related laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government health care programs that are false or fraudulent;

•

the so-called qui tam provisions of the federal and state false claims acts which permit whistleblowers to sue in the name the federal or state governments health care providers and others for alleged violations of those laws and which permit whistleblowers to obtain a reward for bringing the case. These qui tam cases have been on the rise in recent years;

•	federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers;

•

The Affordable Care Act also imposes new reporting requirements on device and pharmaceutical manufacturers to make annual public disclosures of payments to health care providers and ownership of their stock by health care providers. Failure to submit required information may result in civil monetary penalties of up to an aggregate of US$150,000 per year (or up to an aggregate of US$1 million per year for "knowing failures"), for all payments, transfers of value, or ownership or investment interests that are not reported; and

•	HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

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Further, the recently enacted Affordable Care Act, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity can now be found guilty of fraud or false claims under the Affordable Care Act without actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians.

The scope and enforcement of these laws is uncertain and subject to change in the current environment of health care reform, especially in light of the lack of applicable precedent and regulations. We cannot predict the impact on our business of any changes in these laws. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming.

Managing our growth as we expand operations may strain our resources, and we may not successfully manage our growth.

We expect to need to grow rapidly in order to support additional, larger, and potentially international, clinical trials of our product candidates, which will place a significant strain on our financial, managerial and operational resources. Our future success is heavily dependent upon growth and acceptance of our future products. In order to achieve and manage growth effectively, we must continue to improve and expand our operational, management and financial systems and capabilities, expand our facilities, and augment our internal controls and infrastructure. Moreover, we will need to increase staffing and train, motivate and manage our employees. All of these activities will increase our expenses and may require us to raise additional capital sooner than expected. If we fail to manage growth effectively or if we are unable to scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business, financial condition or results of operations could be harmed.

We may expand our business through the acquisition of rights to new product candidates that could disrupt our business, harm our financial condition and may also dilute current shareholders' ownership interests in our Company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions of product candidates or technologies to do so. Acquisitions involve numerous risks, including substantial cash expenditures; potentially dilutive issuance of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the acquired technologies or the operations of the acquired companies; diverting our management's attention away from other business concerns; risks of entering markets in which we have limited or no direct experience; and the potential loss of our key employees or key employees of the acquired companies.

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We cannot assure you that any acquisition will result in short- term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired product, company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired products, businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired products, business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling capital stock or instruments convertible into or exercisable for capital stock, which could dilute each current shareholder's ownership interest in the Company.

If we are unable to develop our own sales, marketing and distribution capabilities, or if we are not successful in contracting with third parties for these services on favorable terms, or at all, our product revenues could be disappointing.

We currently have no sales, marketing or distribution capabilities in the United States. In order to commercialize our product candidates, if any are approved by the FDA, we will either have to develop such capabilities internally or collaborate with third parties who can perform these services for us. If we decide to commercialize any of our product candidates ourselves, we may not be able to hire the necessary experienced personnel and build sales, marketing and distribution operations which are capable of successfully launching new products and generating sufficient product revenues. In addition, establishing such operations will take time and involve significant expense.

If we decide to enter into new co-promotion or other licensing arrangements with third parties, we may be unable to locate acceptable collaborators because the number of potential collaborators is limited and because of competition from others for similar alliances with potential collaborators. Even if we are able to identify one or more acceptable new collaborators, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

In addition, any revenues we receive would depend upon our collaborators' efforts which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under- performing collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, or at all.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products are unable to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We and our collaborators will compete for market share against fully integrated pharmaceutical companies or other companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have products already approved or product candidates in development that will or may compete against our approved product candidates. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	conducting preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing, distributing and selling drugs.

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Government agencies, professional and medical societies, and other groups may establish usage guidelines that apply to our product candidates. Such efforts may adversely affect the regulatory approval and commercialization of our product candidates.

Business interruptions could limit our ability to operate our business.

Our operations as well as those of our collaborators on which we depend are vulnerable to damage or interruption from computer viruses, human error, natural disasters, electrical and telecommunication failures, international acts of terror and similar events. We have not established a formal disaster recovery plan and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses we may suffer. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

PROMOTERS

No person is, or has acted as, a promoter of SciVac during the two years immediately preceding the date of the Circular.

LEGAL PROCEEDINGS

From time to time, SciVac may become involved in various lawsuits and legal proceedings, which arise in its ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Except as described below, to SciVac's knowledge, SciVac is not party to any legal proceedings to which SciVac or any of its subsidiaries is a party, nor is SciVac aware, as of the date of the Circular, that any such proceedings are contemplated.

On August 10, 2014, SciVac received an email from Dorit Koshet, a former SciVac employee whose employment was terminated by SciVac on October 21, 2012, requesting that SciVac remit an amount equal to NIS 12,251.55 for expenses incurred prior to her termination. SciVac is currently assessing the merits of this request.

SciVac received a letter of demand from an attorney on behalf of Multi G B.V.B.A. ("Multi G"), dated February 8, 2015, in response to SciVac's letter to Multi G, dated January 14, 2015, terminating all of the distribution agreements between SciVac and Multi G. Multi-G claims, among other things, that the termination was not lawful, and it threatens to sue for damages if SciVac does not rescind the termination of the distribution agreements. SciVac's legal counsel responded in writing to Multi G on February 12, 2015, denying Multi G's allegations.

On January 15, 2015, SciVac sent a letter of termination, terminating its Finder Agreement with Abraham Weissman, who was the finder of Multi G. On February 2, 2015, Mr. Weissman responded via email, challenging both the termination of the Finder Agreement and the distribution agreements with Multi-G and threatened legal action if the terminations were not rescinded. On February 16, 2015, SciVac received a letter of demand to this effect from an attorney on behalf of Mr. Weissman. SciVac's legal counsel sent a response on February 24, 2015, denying the allegations and Mr. Weissman's standing to request such rescission.

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SciVac and O.E.D Ltd ("OED") are parties to a distribution agreement, dated October 6, 2013 for the territory of Chile. On August 26, 2013, OED entered into an agreement with a sub-distributor, Oli Med CV (the "Oli Med Agreement"). Under the Oli Med Agreement, OED claimed ownership of SciVac's trademarks, and Oli Med has filed a trademark application in its name for the mark SCI-B-VAC in Chile. An opposition has been filed and the parties are working together to resolve this matter. Per SciVac's request, Oli Med provided a list of countries in South and Central America where it filed applications for a trademark in addition to Chile.

On March 29, 2015, SciVac received a letter of demand from an attorney on behalf of DIHB Ltd. ("DIHB"), alleging breach by SciVac of its exclusive sales representation agreement with DIHB. The letter demands that SciVac cure its breach immediately and, regardless of any cure, DIHB threatened to sue for damages incurred as a result of the alleged breach, including damage to its reputation. On April 1, 2015, SciVac's legal counsel sent a response to DIHB, which, among other things, denied all of DIHB's claims and demands.

REGULATORY ACTIONS

SciVac is not aware of any: (a) penalties or sanctions imposed against SciVac by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against SciVac that would likely be considered important to a reasonable investor in making an investment decision in SciVac; or (c) settlement agreements SciVac entered into before a court relating to securities legislation or with a securities regulatory authority, nor is SciVac aware, as of the date of the Circular, that any such penalties, sanctions or settlement agreements are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To SciVac's knowledge, other than as described elsewhere in the Circular, none of (i)  the directors or executive officers of SciVac, (ii)  the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of SciVac, or (iii) any associate or affiliate of the persons referred to in (i)  and (ii), has or has had any material interest, direct or indirect, in any transaction within the three years before the date of the Circular or in any proposed transaction that has materially affected or is reasonably expected to materially affect SciVac.

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Notes

SciVac has entered into certain debt financing transactions with related parties, pursuant to which SciVac issued Notes to certain related parties.

Capital Notes

On June 19, 2014, the Company issued to each of Contrarian and Greenstone series of capital notes (collectively, the "Capital Notes"), each series comprising five notes for an aggregate principal amount of US$500,000. The Capital Notes bear no interest or yield and are not linked to any index. Pursuant to the terms of the Capital Notes, repayment of the principal thereof is not secured by any collateral, pledge or lien of any kind and is allowed only after a period of five years from the grant date thereof. The Capital Notes rank lower than, and are subordinated to, all claims of other creditors of the Company. Any and all other loans and advances made or that will be made to the Company (other than pursuant to additional Capital Notes) (i) will precede the distribution of the surplus property of liquidation and (ii) have or will have priority over a distribution of the Company's assets to its shareholders in the course of a liquidation of the Company. The Capital Notes will be exchanged for New Levon Shares upon completion of the Arrangement.

Promissory Notes

The Company issued promissory notes, in an aggregate principal amount of US$11.2 million, to its shareholders FDS and OPKO Health and/or their affiliates in connection with certain loans extended by such shareholders. Upon completion of the Arrangement, all of the Capital Notes and promissory notes will be exchanged for New Levon Shares.

Assignment and Assumption Agreement

In connection with, and as a condition to, FDS selling 50% of its interest in SciVac to OPKO Holdings, SciVac entered into an Assignment and Assumption Agreement dated October 16, 2012 with FDS and SciGen Singapore, pursuant to which FDS assigned to SciVac all of FDS's rights and obligations under the Ferring License Agreement and that certain Assignment Agreement dated February 14, 2012, between FDS and SciGen Singapore, pursuant to which SciGen Singapore assigned its rights and obligations under the Ferring License Agreement to FDS.

Consulting Agreement with Pavel Genkin

Mr. Pavel Genkin is Dr. Dmitry Genkin's brother. Pursuant to a consulting agreement, dated October 1, 2014, Mr. Genkin provides recommendations for the improvement of SciVac's operational efficiency in those areas designated by the CEO. Mr. Genkin receives NIS 192 per hour for his services, subject to a limit of 20 hours per week in the performance of his services without the prior written consent of SciVac's CEO. This agreement is terminable by either party upon 30 days' prior written notice to the other party. Additionally, SciVac may terminate this agreement without notice and with immediate effect for "cause", as defined in the agreement.

Indemnification Agreements with Directors

SciVac's Articles permit it to exculpate, indemnify and insure each of its directors to the fullest extent permitted by the Companies Law. Each of SciVac's current and former directors have entered into an indemnification agreement with SciVac indemnifying such directors, to the fullest extent permitted by law, with respect to certain liability for monetary or other damages due to, or arising or resulting from certain acts or omissions taken or not taken, or made or not made, by such directors in their capacity as an Office Holder of SciVac (as defined in the Companies Law 5759-1999). This indemnification is subject to certain exceptions, including any amounts or expenses that such directors may be obligated to pay or may incur in respect of (i) a breach of such director's duty of loyalty to SciVac (unless committed in good faith and with reasonable grounds to assume that such action would not harm SciVac); (ii) a breach of such director's duty of care to SciVac committed intentionally or recklessly; (iii) an action taken with the intent of unlawfully realizing personal gain; and (iv) a fine, civil penalty, monetary sanction or ransom imposed upon such director. The indemnification obligations of SciVac include certain liabilities resulting from the Arrangement. The indemnification is limited both in terms of amount and coverage.

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Consulting and Service Agreement with FDS

SciVac entered into a consulting and services agreement with FDS, dated as of January 9, 2012, pursuant to which FDS agreed to perform certain consulting services for an aggregate consulting fee equal to €177,000. As of the date of the Circular, FDS is not performing any services under this agreement. SciVac may terminate this agreement at any time without prior written notice for "cause", as defined in the agreement. FDS is subject to customary non-compete and assignment of invention obligations as well as non- compete and non-solicit obligations during the term of the agreement and for one year thereafter.

Purchase and Services Agreements with Pharmsynthez

SciVac entered into an agreement with Pharmsynthez, dated October 3, 2012, as amended on November 20, 2013, to purchase from Pharmsynthez certain pharmaceutical goods for an aggregate purchase price of US$22,400.

SciVac entered into an agreement with Pharmsynthez dated October 23, 2012, as amended on November 11, 2013 and November 23, 2013, to purchase from Pharmsynthez certain pharmaceutical goods for an aggregate purchase price of US$468,750.

SciVac entered into an agreement with Pharmsynthez on January 21, 2014 to receive from Pharmsynthez certain pharmaceutical goods free of charge. The aggregate value of the pharmaceutical good received by SciVac pursuant to the agreement was approximately US$180,000.

Distribution Agreement with Pharmsynthez

On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B- Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically be renewed for an undefined period upon the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez's exclusivity rights or terminate the agreement. SciVac may also terminate the agreement upon 30 days prior written notice if Pharmsynthez distributes Sci-B-Vac™ outside of the Russian Federation. Pharmsynthez is subject to non-compete and non-assignment obligations during the term of the agreement.

Material Transfer Agreement with Pharmsynthez and Ferring

SciVac entered into a material transfer agreement with Pharmsynthez and Ferring, dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties. Under this agreement, Ferring retains ownership of all information, results, data and information generated or discovered by it during the term of the agreement which are capable of research or commercial use in the treatment of infertility. No party may assign the agreement without obtaining the prior written consent of the other parties.

Intercreditor Agreement with FDS and OPKO Cayman

On December 26, 2013, SciVac entered into a Second Amended and Restated Intercreditor Agreement with FDS and OPKO Holdings (the "Lenders") on behalf of themselves and their affiliates, replacing the Amended and Restated Intercreditor Agreement dated October 16, 2012, as amended, and pertaining to priority of the promissory notes issued by SciVac to the Lenders or their respective affiliates (as applicable) under the loan agreement referenced therein. See "Notes," above.

Shareholders Agreement

SciVac and its current shareholders are parties to the Shareholders Agreement, which will terminate not later than completion of the Arrangement. See "Description of Share Capital - 2012 Shareholders Agreement/Certain Rights" contained in this Appendix F.

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Development and Manufacturing Agreement with Kevelt AS

On April 26, 2013, SciVac entered into a Development and Manufacturing Agreement with Xenetic Biosciences plc, a public company organized under the laws of England, Kevelt AS ("Kevelt"), a company incorporated under the laws of Estonia and a wholly-owned subsidiary of Pharmsynthez JSC, pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form, containing the active pharmaceutical ingredients Polysialic Acid and human recombinant Dornase Alpha for an aggregate amount of US$4,279,000. The foregoing ingredients relate to SciVac's development of S-Graft. The parties are subject to certain confidentiality obligations. The original term of the Agreement was for a period of one year commencing on April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days' prior written notice of non-renewal to the other.

Services Agreement between SciVac and OPKO Biologics Ltd.

SciVac entered into a services agreement with OPKO Biologics Ltd. ("OPKO Bio"), dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac. Either party may otherwise terminate the agreement due to the other party's insolvency or uncured material breach. The parties are subject to non-solicit obligations during the term of the agreement and for one year thereafter. In addition, neither party may assign the agreement without the prior written consent of the other party.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of SciVac is Ernst & Young LLP at its offices located at 3 Aminadav St., 6706703, Tel Aviv, Israel.

SciVac does not currently have a transfer agent and registrar.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by SciVac since the beginning of the last financial year, or before the beginning of the last financial year that are still in effect, which may be regarded as material, are as follows:

1. The related party agreements described above;

2. The CLS License Agreement;

3. The Arrangement Agreement; and

4. The Ferring License Agreement.

EXPERTS

SciVac relies on experts to audit its annual consolidated financial statements. Ernst & Young LLP is SciVac's auditor and has prepared an opinion with respect to SciVac's consolidated financial statements as at and for the year ended December 31, 2014. Ernst & Young LLP reports that it is independent of SciVac in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

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SCHEDULE 1 TO APPENDIX F

FINANCIAL STATEMENTS OF SCIVAC

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SciVac Ltd

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share Capital	*Additional paid- in capital*	*OCI reserves*	*Accumulated deficit*	*Total Equity*
BALANCE AS OF JANUARY 1, 2012	$ *)	$ 8,462	$ 362	$ (40,367)	$ (31,543)
Capital contribution in respect of related party loans, net of taxes (Note 15.C.2)	-	13,169	-	-	13,169
Transaction with related party (Note 15.C.1)	-	(1,072)	-	-	(1,072)
Loss for the year	-	-	-	(680)	(680)
Other comprehensive loss for the year	-	-	(509)	-	(509)
BALANCE AS OF DECEMBER 31, 2012	*)	20,559	(147)	(41,047)	**(20,635)**
Capital contribution in respect of related party loans, net of taxes (Note 15D)	-	697	-	-	**697**
Loss for the year	-	-	-	(8,861)	**(8,861)**
Other comprehensive loss for the year	-	-	(1,822)	-	**(1,822)**
BALANCE AS OF DECEMBER 31, 2013	*)	21,256	(1,969)	(49,908)	**(30,621)**
Issuance of shares (Note 15.C.6)	*)	529	-	-	**529**
Deemed capital contribution (Note 13)	-	280	-	-	**280**
Conversion of Capital notes to equity (Note 15.C.3)	-	23,972	-	-	**23,972**
Capital contribution in respect of related party loans, net of taxes (Note 15D)	-	1,078	-	-	**1,078**
Loss for the year	-	-	-	(5,672)	**(5,672)**
Other comprehensive income for the year	-	-	1,021	-	**1,021**
BALANCE AS OF DECEMBER 31, 2014	$ *)	$ 47,115	$ (948)	$ (55,580)	$ **(9,413)**

**) represents amount lower than $1*

F-80

F-81

F-82

F-83

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

C On November 11, 2014, the Company entered into a term sheet with Levon Resources Ltd.

Further to the Levon Term Sheet on March 20, 2015, the Company entered into an Arrangement Agreement ("**Arrangement Agreement**") with Levon and 1027949 B.C. Ltd. ("**Spinco**"), whereby upon closing (i) Levon will transfer and assign the assets and liabilities listed in the Arrangement Agreement to Spinco; (ii) Levon's current shareholders will hold shares of Spinco as well as an aggregate number of shares of Levon equal to 31.6% on an issued and outstanding basis; (iii) the Company's current shareholders will transfer their holdings in the Company to Levon and the Company will become a wholly owned subsidiary of Levon; and (iv) the Company's current shareholders will be issued such number of shares of Levon representing 68.4% of Levon on an issued and outstanding basis. The closing is subject to certain approvals.

Note 2 – Significant accounting policies

A. Basis of presentation

The financial statements have been prepared on the historical cost basis.

B. Consolidated financial statements:

The consolidated financial statements incorporate the financial statements of the Company and an entity that is controlled by the Company. Control is achieved when the Company:

- Has power over the investee;
- Is exposed, or has rights, to variable returns from its involvement with the investee; and
- Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

C. Functional currency, presentation currency and foreign currency:

Transactions denominated in foreign currencies other than the NIS are translated into the functional currency using current exchange rates at the date of the transaction. Gains and losses from the translation of foreign currency balances are recorded in profit or loss. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

F-84

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

1. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position.
2. Income and expenses for each statement of profit and loss and comprehensive income presented are translated at exchange rates at the dates of the transactions. For practical reasons the Company uses an average exchange rate (following that there were no significant changes in the exchange rate during the period).
3. All resulting exchange differences are recognized in other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks, and other short-term, highly liquid investments that are readily convertible into cash with original maturities, when purchased, of less than three months.

E. Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments. In addition the carrying amount of long-term loans from related party as of December 31, 2014 approximates their fair value (level 3).

F. Inventory

Inventory is valued at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

F-85

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

G. Allowance for doubtful accounts

The Company provides a specific allowance for doubtful debts, which, in management's opinion, adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable. Doubtful debts, which according to Company's management assessment are unlikely to be collected, are written-off from the Company's books, based on a management resolution. Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables balance, an evaluation of the security received from them and past experience. Allowance for doubtful accounts as of December 31, 2014 and 2013 was immaterial.

H. Property and equipment

Property and equipment are recorded at cost less accumulated depreciation.

The assets are depreciated by the straight-line method, over the estimated useful lives of the related assets.

Annual rate of depreciation is as follows:

	%	Mainly %
Furniture and Office Equipment	10-15	10
Machinery and Equipment	10-33	15
Computers	20-33	33
Leasehold improvements	10-17	17

I. Impairment of tangible and intangible assets.

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

J. Intangible Assets

The Company amortizes intangible assets with definite lives on a straight-line basis over their estimated useful lives

F-86

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Annual rate of amortization is as follows:

	%
License	10
Intellectual property	15

Amortization expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $72,$70 and $21, respectively

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale;
- The intention to complete the intangible asset and use or sell it;
- The ability to use or sell the intangible asset;
- How the intangible asset will generate probable future economic benefits;
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

K. Revenue recognition

Revenue is recognized when all the following conditions are satisfied:

- The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;
- The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- The amount of revenue can be measured reliably;
- It is probable that the economic benefits associated with the transaction will flow to the Company; and
- The costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company recognizes revenue from product sales when goods are shipped and title and risk of loss are transferred to its customers and the Company no longer retains continuing managerial involvement.

F-87

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

L. Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as a deduction from the related asset in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

M. Employee benefits

Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected in a capital reserve and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorised as follows:

- service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
- net interest expense or income; and
- remeasurement.

The Company presents the first two components of defined benefit costs in profit or loss. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company's defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

F-88

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

N. Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

O. Financial instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss-"FVTPL") are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables) are measured at amortised cost using the effective interest method, less any impairment.
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

F-89

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

P. Earnings (loss) Per Share

Basic profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding during the period. Diluted profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding and the impact of all dilutive potential Ordinary shares. There is no dilutive effect on the EPS for all periods presented.

Q. Exchange rates

Balances denominated in or linked to currencies other than the NIS are presented according to the representative exchange rates published by the Bank of Israel as of the reporting date.
Data in respect of the NIS/dollar exchange rate is as follows:

	Representative exchange rate of the dollar
	(NIS per $1)
As of:	
December 31, 2014	3.89
December 31, 2013	3.47
December 31, 2012	3.73

F-90

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Changes during:	%
Year ended December 31, 2014	12
Year ended December 31, 2013	(6.9)
Year ended December 31, 2012	(2.3)

R. Operating lease

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

S. New and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs in issue but not yet effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, " Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on the financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:
Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company has yet to determine if the implementation of IFRS15 will result in a significant impact on its financial statements.

F-91

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a) When the intangible asset is expressed as a measure of revenue; or

b) When it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after 1 January 2016. Currently, the Company uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets, respectively. The Company believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the Company does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognise the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees' periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees' periods of service.

The Company does not anticipate that the application of these amendments to IAS 19 will have a significant impact on the consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial. As the amendments do not contain any effective date, they are considered to be immediately effective.

Note 3 - Critical accounting judgements and key sources of estimation uncertainty

The preparation of the financial statements in accordance with IFRS requires that the Company make a certain number of estimates and assumptions that may affect the carrying amounts of the Company's assets, liabilities, equity and the net profit (loss). These estimates and assumptions mainly concern the pension obligations and deferred taxes. Estimates used by the Company in relation to these different areas and made on the basis of information available at the date the accounts are prepared are described in detail in each specific associated note.

F-92

F-93

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Note 7– Property and equipment

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
2014					
Cost:					
Balance as of 1/1/14	33	229	39	1,395	1,696
Additions	8	523	31	356	918
Balance as of 31/12/14	41	752	70	1,751	2,614
Accumulated depreciation:					
Balance as of 1/1/14	(4)	(87)	(12)	(337)	(440)
Depreciation current year	(3)	(61)	(18)	(248)	(330)
Balance as of 31/12/14	(7)	(148)	(30)	(585)	(770)
Net balance as of 31/12/14	34	604	40	1,166	1,844
Currency translation adjustments					(119)
Net balance after translation adjustments					1,725
2013					
Cost:					
Balance as of 1/1/13	32	191	16	1,380	1,619
Additions	1	38	23	16	78
Balance as of 31/12/13	33	229	39	1,396	1,697
Accumulated depreciation:					
Balance as of 1/1/13	(1)	(14)	(2)	(63)	(80)
Depreciation current year	(3)	(73)	(11)	(274)	(361)
Balance as of 31/12/13	(4)	(87)	(13)	(337)	(441)
Net balance as of 31/12/13	29	142	26	1,059	1,256
Currency translation adjustments					118
Net balance after translation adjustments					1,374

B. In 2013, the Company received $394 grant from the Office of the Chief Scientist of Israel to purchase equipment for research and development.

Note 8 – Intangible assets

A. Composition

	December 31 2014	*December 31* 2013
Cost:		
License	567	635
Intellectual property	91	102
	658	737
Less - accumulated amortization	(204)	(159)
Net book value	454	578

F-94

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

NOTE 9 – Segments results

A. IFRS 8, Operating Segments, establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of IFRS 8 and is consistent with how business results are reported to the chief operating decision maker

Management evaluates the Company at the corporate level and operating results are reported to the CODM (Chief Operating Decision Maker) on an aggregate basis rather than by type of activity. Management believes this basis of reporting is the most informative representation of how the business of the Company is organized and managed.

B. Revenues

	Year ended December 31		
	2014	*2013*	*2012*
Sales of products	1,176	740	945
Contract R&D services	1,692	921	1,959
	2,868	1,661	2,904

C. Revenues by geographic areas

	Year ended December 31		
	2014	*2013*	*2012*
Israel	1,418	876	1,189
Estonia	1,445	738	1,177
Russia	-	-	478
Other	5	47	60
	2,868	1,661	2,904

D. All company's long lived assets are located in Israel.

E. Major customers

Revenue from major customers each of whom amounts to 10% or more, of total revenues:

	Year ended December 31		
	2014	*2013*	*2012*
Customer 1 (related party)	50%	30%	57%
Customer 2	29%	25%	23%
Customer 3	11%	16%	(*) -
Customer 4	(*) -	14%	-

(*) Represents revenues that are lower than 10% of total revenue

Note 10 – Cost of revenues

	Year ended December 31		
	2014	*2013*	*2012*
Salaries and related benefits	1,144	1,561	983
Raw materials	1,423	1,107	1,102
Depreciation & Amortization	216	226	43
Electricity & Maintenance	323	467	341
Other	593	625	63
	3,699	3,986	2,532

F-95

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Note 11 – Financial expenses (income), net

	Year ended December 31		
	2014	2013	2012
Financial expenses:			
Deemed interest on related party loan	552	3,387	2,617
Interest on related party loan	389	167	-
Other financial expenses	50	41	18
Foreign exchange differences	1,607	-	-
	2,598	3,595	2,635
Financial income:			
Foreign exchange differences	-	(348)	(271)
Financial expenses, net	2,598	3,247	2,364

Note 12 – Employee benefits

Defined contribution plans

The Group operates defined contribution retirement benefit plans for all qualifying employees in accordance with the Israeli law. The assets of the plans are held separately from those of the Group in funds under the control of trustees.

The total expense recognized in profit or loss of $88 (2013: $111, 2012: $70) represents contributions payable to these plans by the company at rates specified in the rules of the plans.

Defined benefit plans

Israel's labor laws and the Law "severance pay, 1963" (here is: "the law"), require the Company to pay severance pay to employees during dismissal, disability and retirement. Legal retirement age now stands at 64 for women and 67 for men. Thus, under the plan, an employee who was employed by the company for at least one year (and in the circumstances defined by the law) and was fired by the company after the said period is entitled to severance pay. The rate of compensation listed in the law is the employee's final salary for each year of employment.
Under the program, the Company is obligated for depositing amounts at the rate fixed by law (since 1.1.2008), to ensure the accrual of such a severance pay due to the employee as above. As was defined in extension order (consolidated version) for pension obligation under the Collective Agreements Act 1957, in the reporting period the Company's provisions for compensation rate is 8.33% which will be deposited in a pension fund/insurance severance fund.

The plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk. No other post-retirement benefits are provided to these employees.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2014 by an external actuary with a Diploma in Actuarial Science and Msc in Actuarial Science from CITY University London. The present value of the defined benefit obligation, and the related current service cost, were measured using the projected unit credit method.

F-96

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at December 31	
	2014	*2013*
Discount rate(s):	4%	4.2%
Expected rate(s) of salary increase (nominal)	1%	0%
Retirement age		
males	67	67
females	64	64
Withdrawl rates	Effective flat 7.5%	
Mortality rates	Locally used tables	

Movements in the present value of the defined benefit obligation in the current year were as follows:

	Year ended December 31		
	2014	*2013*	*2012*
Opening defined benefit obligation	330	262	255
Current service cost	49	53	56
Interest cost	13	11	11
Remeasurement (gains)/losses:			
Actuarial gains and losses arising from changes in demographic assumptions	-	-	-
Actuarial gains and losses arising from changes in financial assumptions	5	1	2
Actuarial gains and losses arising from experience adjustments	(9)	16	3
Benefits paid	-	(35)	(71)
Exchange differences resulting from translation to presentation currency	(40)	22	6
Closing defined benefit obligation	348	330	262

Movements in the fair value of the plan assets in the current year were as follows:

	Year ended December 31		
	2014	*2013*	*2012*
Opening Fair Value	301	246	242
Interest income	13	11	12
Transfer of yield from plan asset	(8)	(11)	(8)
Contributions to plan assets	48	48	52
Return on plan assets (excluding amounts included in net interest expense)	(*) -	20	14
Benefits paid from plan assets	-	(33)	(72)
Exchange differences resulting from translation to presentation currency	(36)	20	6
Closing Fair Value	318	301	246

(*) Represents an amount smaller than $1 thousand

F-97

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

The amount included in the statement of financial position arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Year ended December 31		
	2014	2013	2012
Present value of funded defined benefit obligation	348	330	262
Fair value of plan assets	(318)	(301)	(246)
Funded status	30	29	16
Net liability arising from defined benefit obligation	30	29	16

Components of defined benefit costs recognized in profit or loss and other comprehensive income:

	Year ended December 31		
	2014	2013	2012
Service cost	49	53	56
Net interest expense	(*) -	-	(1)
Transfer of yield from plan asset	8	11	8
Components of defined benefit costs recognized in profit or loss	57	64	63
<u>Remeasurement on the net defined benefit liability:</u>			
Return on plan assets (excluding amounts included in net interest expense)	(*) -	(20)	(13)
Actuarial gains and losses arising from changes in demographic assumptions	-	-	-
Actuarial gains and losses arising from changes in financial assumptions	5	1	2
Actuarial gains and losses arising from experience adjustments	(9)	16	3
Components of remeasurement recognized in other comprehensive income	(4)	(3)	(8)

(*) Represents an amount smaller than $1 thousand

<u>Sensitivity analysis</u>
Sensitivity of Obligation to major assumptions - 31.12.2014 report
Increase in rate by 1% means absolute percentage i.e. from 5% to 6%.

Discount Rate	Effect On Obligation	Salary Increase Rate	Effect On Obligation	Total Withdrawal Rate	Effect On Obligation
Decrease by 1%	1.1%	Increase by 1%	1.6%	5.0%	-1.2%
Increase by 1%	-0.7%	Increase by 2%	3.5%	10.0%	2.1%

Values of sensitivity assumptions were considered as thought relevant per assumption.

<u>Note 13</u> – Income taxes

- Until the year 2007, the Company reported for tax purposes under the provisions of the Income Tax (Inflation Adjustments) Law- 1985. Under this law, operating results for tax purposes are measured in real terms, based on changes in the CPI.

F-98

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

- On February 26, 2008 a new law for amending the Income Tax Law was passed in the Knesset - "Income Tax Ordinance (No. 20), 2008". The new law ends the application of inflationary adjustments on taxable income starting 2008 tax year.

- The Company has received final tax assessments until the year ended December 31, 2012.

- On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012.

- On July 30, 2013, the Israeli Knesset approved the third reading of "The Arrangements" Law (hereinafter: "The Law")

  The principal point of the Taxation Chapter of the Law in respect of the Company's business is the increase of the corporate tax rate, starting in 2014, to a rate of 26.5% (an increase of 1.5%).

- Tax loss carryforward:

The Company's tax loss carryforwards were approximately $5,200 as of December 31, 2014. Such losses can be carried forward indefinitely to offset any future taxable income of the Company. The Company did not recognize any deferred tax assets in respect of these loss carryforwards because it does not anticipate that it would have taxable income in the foreseeable future.

- Tax assessments through 2012:

The balance as of December 31, 2013, includes provision of $1,059 for tax positions which are uncertain of being sustained. The liability is in respect of the application of intercompany transactions. The Company recognized accrued interest and linkage expenses related to unrecognized tax benefits as tax expenses.

As of December 31, 2014 the Company signed an Income Tax Assessments Agreement for 2008-2012, with the Israeli Tax Authorities (the "Assessment Agreement") regarding the assessments for 2008-2012. As a result of the assessment the Company recorded liability of NIS 1,026 thousands ($264). The additional tax arising from this agreement shall be paid in 12 equal instalments with interest (4%).

On December 31, 2014, the Company entered into a settlement agreement with FDS and SciGen Singapore (the "Settlement Agreement") related to SciGen Singapore liability under the Share Purchase Agreement of November 10, 2011 by and between SciGen Singapore and FDS. Under the terms of this settlement agreement, SciGen Singapore would cover the cost of the income tax assessed on the Company under the Assessment Agreement in the principal amount of $255 plus linkage and interest as well as half the out of pocket expenses incurred by the Company in connection with the tax assessment in the amount of $16. The receivable has been recorded as a contribution to equity in the amount of $ 280. SciGen Singapore shall be entitled to deduct outstanding royalties owed to it by the Company, which as of the date of the Settlement Agreement was $54 as well as any future royalties that the Company is required to remit, until payment in full of the above-mentioned amounts.

- Income tax benefit in profit and loss:

The income tax benefit recorded in profit and loss for the years 2014, 2013 and 2012 in the amounts of $359, $176 and $4,400, respectively arise from the recognition of deferred tax assets in respect of carryforwards losses against deferred tax liabilities recorded for temporary taxable differences, in respect of related party loans that were recorded directly in equity.

F-99

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

In addition, in 2014 the Company recognized a tax benefit of $760 due to a reversal of a provision in respect of prior years, tax positions (see above).

Foreign tax rates

Taxable income of SciVac US was subject to tax at the estimated rate of 34% in 2014.

Note 14 – Commitments and contingent liabilities

1. Under a rental agreement for its premises, signed on June 2006, the Company is committed to pay $121, per year as rental costs. The agreement is effective from November 2006 until October 2011.In January 2012, the rental agreement was extended for a period of 5 years until January 2017. The annual cost was approximately $250. The rental cost is linked to the CPI and was increased by 5% at January 2013. Per the terms of the rental agreements, the Company is obligated to obtain bank guarantee equal to 6 months payments.

2. Under the License Agreement (as defined in Note 15C below), the Company is committed to pay Ferring royalties equal to 7% of Net Sales (as defined therein). The expenses were recorded in cost of sales in the amount of $76, $42, $68 for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, the Company is committed to pay 30% of any and all non-royalty consideration, in any form, received by Company from such Sub-Licensee (other than consideration based on Net Sales for which a royalty is due under the License Agreement), provided that the payment of 30% shall not apply to a grant of rights in or relating to: (i) the Territory as such term was defined prior to the Amendment dated January 24, 2005; or (ii) the Berna Territory (as defined in the License Agreement).

   The Company is to pay Ferring the above-mentioned royalties on a country by country basis until the date which is ten (10) years after the date of commencement of the first Royalty Year in respect of such country (“**License Period**”). Upon expiry of the full term of the first License Period having commenced, the Company shall have the option to extend the License Agreement in respect of all the countries that still make up the Territory (as defined in the License Agreement) (as from the respective date of expiry) for an additional seven (7) years by payment to Ferring of a one-time lump sum payment of $100. Royalties will continue to be payable for the duration of the extended License Periods. When the license has been in effect for, and elapsed after, a seventeen (17) year License Period with respect to a country in the Territory, the Company shall thereafter have a royalty-free license to Market (as defined in the License Agreement) in such country and when all the License Periods have expired in each country in the Territory, a royalty-free license to manufacture the Product in India and the PRC.

3. Under the Assignment and Assumption Agreement (as defined in Note 15C below), the Company undertook all of FDS's obligations towards SciGen Singapore pursuant to the Assignment Agreement (as defined in Note 15C below). Among FDS's obligations under the Assignment Agreement, the payment of royalties to SciGen Singapore equal to 5% of Net Sales. The expenses were recorded in cost of sales in the amount of $74, $30, $49 for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 15 – Transactions with related parties

A. Transactions with related parties

	Year ended December 31		
	2014	*2013*	*2012*
Revenue	1,444	737	1,671
Financial expenses	509	3,388	2,617

F-100

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

B. Balance with related parties

	December 31	
	2014	*2013*
Loans (Note 15D)	9,265	4,035
Capital Note	514	23,972
Short- term deferred revenue	1,704	1,403
Long- term deferred revenue	1,826	1,920

C. Related details

1. Pursuant to the Share and Debt Purchase Agreement dated June 5, 2012, by and between the Company, FDS, Opko Holdings Israel Ltd. ("OPKO Israel"), Opko Cayman and OPKO Health (the "SDPA"), on October 16, 2012, OPKO Israel acquired 45% stock ownership in the Company from FDS and OPKO Inc. acquired half of the debt that the Company owes FDS. On October 16, 2012, the Company also entered into an Assignment and Assumption Agreement with FDS and SciGen Singapore (the "Assignment and Assumption Agreement"), the Company acquired the rights to the license from FDS and therefore assumed all of FDS's obligations vis-à-vis SciGen Singapore under (a) the License Agreement between SciGen Singapore and Savient Pharmaceuticals Inc. ("Savient"), and (b) the Assignment Agreement between FDS and SciGen Singapore dated February 14, 2012 (the "Assignment Agreement"). The License Agreement was assigned by Savient to Ferring International Center S.A. ("Ferring") on July 18, 2005. Included among these obligations is the requirement to pay SciGen Singapore the sum of US$1,500 in addition to the $150 already remitted to SciGen Singapore by FDS. The FV of the license as determined by an independent appraiser was $578 and the difference ($1072) between the FV and the amount paid to Sci Gen on behalf of FDS was accounted for as a reduction of equity.

2. As part of the SDPA, the Company and SciGen Singapore entered into a Pledge Agreement and a Debenture-Floating Charge, both a fixed charge and a floating charge were recorded on the Company's assets until the entire US$1,500 has been remitted to SciGen Singapore. The payment was completed during 2013.

Until February 14, 2012 the related party loan was linked to the Singapore Dollar. This loan was converted into a capital note and issued to FDS on June 12, 2012 and upon the closing of the SDPA, the Company cancelled such capital note and replaced it with capital notes in the amount of $1,207 and NIS 59,979 thousands ($15,419) to each of FDS and OPKO Inc. In addition, the Company undertook remission of $75 to each of FDS and OPKO Israel, in order to repay the amount already remitted by FDS to Ferring under the License Agreement. Since the capital notes with the related parties do not include any interest, the Company calculated the fair value of the deemed interest (approximately $ 13,000 net of income taxes, see Note 13) and reflected it as a discount from the capital notes (to be expensed over the term of the capital notes) with a corresponding credit to additional paid-in capital.

F-101

F-102

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

8. On June 19, 2014, the Company entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC ("Contrarian") and Greenstone Capital, LLC ("Greenstone"), pursuant to which each of Contrarian and Greenstone purchased 56 Ordinary Shares of the Company and received a capital note in the amount of $500 each bearing no interest. The repayment date has not yet been determined but it will not be prior to five years from the date of the capital note. Of the consideration received $471 was allocated to capital notes using an effective rate of approximately 15%. The balance of $529 was credited to equity. Following this agreement, the current shareholders of the Company are OPKO Israel, FDS, Contrarian and Greenstone. Each of OPKO Israel and FDS hold approximately 45% of the Company on a fully diluted basis and each of Contrarian and Greenstone hold approximately 5%.

D. Loans

In 2013 and 2014, the Company received loans from its shareholders and their affiliates in the amount of approximately $3,980 and $5,578, respectively. These loans either bear no interest or bear interest at the rate of 3%, 4.5% per annum or 10% per annum. The loans are repayable within one year from date of receipt but are automatically extended for an additional year unless otherwise agreed between the parties. The Company calculated the fair value of these loans in the amount of $3,050 and $4,141 in 2013 and 2014, respectively. The differences between the principal amount of the loan and their fair value in the amount of $930 and $1,437, respectively to be expensed over the term of the loan were recorded as an increase in equity, net of income taxes (see Note 13).

Note 16 - Share Capital

	December 31, 2013		December 31, 2014	
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary Shares of NIS 1 par value	100,000	1,112	100,000	1,242

Ordinary shares confer upon their holders Pari Passu, the right to receive notice of, and to participate in, all general meetings of the Company, to vote in such meetings, to receive dividends, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

OCI reserves

	December 31	
	2014	2013
Remeasurement reserves of defined benefit plan	15	11
Translation reserves	(963)	(1,980)
Total OCI reserves	(948)	(1,969)

F-103

SciVac Ltd
Notes to consolidated financial statements
U.S. dollars in thousands

Note 17 - Financial risk management

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies. Consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities		Assets	
	31/12/14	31/12/13	31/12/14	31/12/13
Dollar	8,457	5,371	-	-

Foreign currency sensitivity analysis

The following table details the Company's sensitivity to a 5% increase and decrease in the Israeli shekel against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis includes Loan from related parties that are denominated in US Dollars. A positive number below indicates an increase in profit or equity where the shekel strengthens 5% against the relevant currency. For a 5% weakening of the shekel against the relevant currency, there would be a comparable impact on the profit or equity, and the balances below would be negative.

	Dollar		
	2014	2013	
Profit / (loss)	423/(423)	269/(269)	(i)

(i) This is mainly attributable to the exposure outstanding on US Dollars Loans from related parties in the Company at the end of the reporting period.

Note 18 – Subsequent events

Loans

The Company received loans from or on behalf of Guardum and OPKO on January 27 and February 8, 2015, in the amounts of $50 and $200, respectively. The loans bear interest of 4.5% per annum from the date of remittance. The loans are due 1 year from date of remittance but are automatically extended, each time for one additional year, unless otherwise agreed in writing by the parties.

F-104

F-105

SCHEDULE 2 TO APPENDIX F

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, DECEMBER 31, 2013 AND DECEMBER 31, 2012

This management discussion and analysis ("MD&A") of SciVac for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. SciVac has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A should be read in conjunction with SciVac's audited financial statements for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, which are attached as Schedule 1 to Appendix F to the Circular. SciVac's financial statements have been prepared in accordance with IFRS.

This MD&A may contain certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Please refer to the discussion of forward-looking statements set out under the heading "Forward-Looking Statements", located elsewhere in the Circular. As a result of many factors, SciVac's actual results may differ materially from those anticipated in these forward-looking statements. See also those factors listed under the heading "Risk Factors" in Appendix F to the Circular for a discussion of the risks inherent in SciVac's business which may also affect SciVac's continuing financial condition, cash flows and operating results.

OVERALL PERFORMANCE

Overview

SciVac Ltd. is a commercial-stage, private biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation HBV vaccine for adults and children registered in twelve countries throughout the world. In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci- B-Vac™ is considered the standard of care. We have sold more than 1.5 million units in Israel. Clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline's Engerix-B®, which is one of the primary existing vaccines available for hepatitis B, in preventing hepatitis B virus infection. In 2012, the global adult HBV vaccine market value was approximately US$959.9 million, with the majority of future HBV vaccine sales expected to take place in the United States, according to Research and Markets. We are currently developing a clinical program to support the approval from the FDA and the EMA to market Sci-B-Vac™ for sale for vaccination of pre-dialysis and dialysis patients in the United States and the EU, respectively. Our goal is to obtain marketing authorization in 2018 in both the United States and the EU. In 2013, the U.S. market for adult HBV vaccines was approximately US$300 million and is forecasted to reach US$600 million by 2015 according to IMS Health and Research and Markets. We are also leveraging our proprietary recombinant protein expertise to further develop our product pipeline.

F-106

We have in-licensed an early-stage enzyme-based product designated S-Graft (rhDNase I) as a novel biological intended for the prevention and treatment of GVHD, which in the form of aGVHD is a deadly condition, impacting stem cell, bone marrow and other transplant recipients, for which no approved preventative or therapeutic drug is currently available. Because it has received two FDA orphan drug designations for the prevention and treatment of GVHD, S- Graft offers a development path with potentially reduced cost structures and opportunities for market exclusivity. There are currently no FDA- or EMA-approved drugs for prevention or treatment of GVHD. We anticipate that S- Graft might become one of the first biologics approved for the prevention and/or treatment of GVHD. In 2010, the U.S. and European market for the treatment of GVHD was approximately US$260 million, and it is expected to grow to US$407 million by 2018, according to GlobalData.

Revenues from Joint Ventures, Customers and Controlling Shareholders

For the year ended December 31, 2014, we derived revenues of (i) US$0 from sales to joint ventures or companies in which SciVac had an investment, (ii) US$ from sales to customers other than those described in the preceding clause (i), and (iii) US $1,404,000 from Kevelt, which is an affiliate of FDS. As of the date of the Circular, FDS owns 44.77% of our ordinary shares.

For the year ended December 31, 2013, we derived revenues of (i) US$0 from sales to joint ventures or companies in which SciVac had an investment, (ii) US$0 from sales to customers other than those described in the preceding clause (i), and (iii) US $229,000 from Kevelt.

Results of Operations

Year Ended December 31, 2014 compared to the Year Ended December 31, 2013

Revenues

Revenue for the year ended December 31, 2014 was approximately US $2,868,000 compared to US$1,661,000 for the year ended December 31, 2013, a difference of US$1,207,000 from the comparable period in 2013. This increase was primarily related to recognition of revenues from related parties contracts, and product sales increase of due to higher penetration to the Israeli market.

Research and Development Expense

Research and development expense for the year ended December 31, 2014 was approximately US$634,000 compared to US$613,000 for the year ended December 31, 2013, a difference of US$21,000 from the comparable period in 2013. This Increase was primarily related to increase of research and development services.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2014 was approximately US$2,728,000 compared to US$2,852,000 for the year ended December 31, 2013, a difference of US $124,000 from the comparable period in 2013. This decrease was primarily related to reduction in consultants expenses.

Other Comprehensive Loss

Other comprehensive income for the year ended December 31, 2014 was approximately US $1,021,000 compared to loss of US$1,822,000 for the year ended December 31, 2013, a difference of US$2,843,00 from the comparable period in 2013. This increase was primarily related to changes in foreign currency translation adjustments.

F-107

Interest Expense

Interest expense for the year ended December 31, 2014 and 2013 primarily consisted of related-party loans interest and deemed interest. Interest expense for the year ended December 31, 2014 was approximately US $941,000 compared to US$3,554,000 for the year ended December 31, 2013, a difference of US$2,613,000 from the comparable period in 2013. This decrease was primarily related to Deemed interest decrease as a result of the capital note conversation to equity in 2014.

Income Taxes

The Company did not provide for income taxes for the year-end December 31, 2014 and 2013 because there was a loss.

Loss per Share

The losses for the years ended December 31, 2014 and 2013 were approximately US $5,672,000 and US$8,861,000 or US$4,800 and US$7,968 per share, respectively. The weighted average ordinary shares outstanding – basic for the years ended December 31, 2014 and 2013 – were 1,182 and 1,112, respectively.

Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

Revenues

Revenue for the year ended December 31, 2013 was approximately US $1,661,000 compared to US$2,904,000 for the year ended December 31, 2012, a difference of US$1,243,000 from the comparable period in 2012. This decrease was primarily related to the deferral of related-party revenues.

Research and Development Expense

Research and development expense for the year ended December 31, 2013 was approximately US$613,000 compared to US$583,000 for the year ended December 31, 2012, a difference of US$30,000 from the comparable period in 2012. This increase was primarily related to increases in the services provided with respect to the DNASE project.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2013 was approximately US$2,852,000 compared to US$2,581,000 for the year ended December 31, 2012, a difference of US $271,000 from the comparable period in 2012. This increase was primarily related to legal, employee and consulting expenses.

Other Comprehensive Loss

Other comprehensive loss for the year ended December 31, 2013 was approximately US $1,822,000 compared to US$509,000 for the year ended December 31, 2012, a difference of US$1,313,000 from the comparable period in 2012. This increase was primarily related to changes in foreign currency translation adjustments.

F-108

Interest Expense

Interest expense for the year ended December 31, 2013 and 2012 primarily consisted of related-party loans. Interest expense for the year ended December 31, 2013 was approximately US$3,554,000 compared to US $2,617,000 for the year ended December 31, 2012, a difference of US$937,000 from the comparable period in 2012, which was primarily related to related-party loans.

Income Taxes

The Company did not provide for income taxes for the year-end December 31, 2013 and 2012 because there was a loss.

Loss per Share

The losses for the years ended December 31, 2013 and 2012 were approximately US $8,861,000 and US$680 or US$7,968 per share and US$630 per share, respectively. The weighted average ordinary shares outstanding – basic for the years ended December 31, 2013 and 2012 – were 1,112 and 1,080, respectively.

Seasonality

We do not have a seasonal business cycle.

Critical Accounting Policies

Basis of presentation

The financial statements have been prepared to reflect the historical financial position, results of operations and cash flows of the Company, including the "push-down" of the purchase price when the Company was acquired by FDS, in accordance with U.S. accounting principles generally accepted in the United States, followed on a consistent basis.

SAB Topic 5.J, "New Basis of Accounting Required in Certain Circumstances" requires "push-down" accounting whenever separate financial statement information is presented in a filing for a "substantially wholly-owned" (more than 95%) acquired subsidiary. Push-down accounting reflects FDA's basis in the net assets of the Company in the separate financial statements of the Company. As a result of the acquisition by FDS and the application of the push-down accounting, the Company recorded in its financial statements the fair value of the Company's technology and the related deferred income taxes with a corresponding contribution to equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The significant estimates are valuation and recovery of intangible assets, stock-based compensation expense, valuation of derivative financial liability and income taxes and valuation of income taxes.

F-109

Functional and reporting currency

The currency of the primary economic environment in which the Company operations are conducted is the NIS. Therefore, the Company has determined that its functional currency is the NIS.

Transactions denominated in currencies other than the NIS are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency balances are recorded in the statement of operations.

The results and financial position are translated into a reporting currency (U.S. dollar) using the following procedures:

  Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position.
  Income and expenses for each statement of comprehensive income or separate income statement presented are translated at exchange rates at the dates of the transactions.
  All resulting exchange differences shall be recognized in other comprehensive income.

Research and Development

Research and development costs primarily consist of salaries and benefits, research contracts for the advancement of product development, stock-based compensation, and consultants. The Company expenses all research and development costs in the periods in which they are incurred.

Stock-Based Compensation

The Company measures the cost of employee and contractor services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period. The grant-date fair value of employee share options is estimated using the Black-Scholes option pricing model adjusted for the unique characteristics of those instruments. Compensation expense for options and warrants granted to non-employees is determined by the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is measured each period as the underlying options or warrants vest. The expense is subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period. Adjustments to fair value at each reporting date may result in income or expense, depending upon the estimate of fair value and the amount of expense recorded prior to the adjustment. The Company reviews its agreements and the future performance obligation with respect to the unvested options or warrants for its vendors or consultants. When appropriate, the Company will expense the unvested options or warrants at the time when management deems the service obligation for future services has ceased.

F-110

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, no significant obligations remain, the price is fixed or determinable and the collection of the resulting receivable is probable. The Company recognizes revenue from product sales when goods are shipped and title and risk of loss transfer to the customer.

Revenue from milestone payments related to arrangements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; the milestone is commensurate with either the vendor's performance to achieve the milestone or the enhancement of the value of the delivered item by the vendor; the milestone relates solely to past performance; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain. At December 31, 2012 and 2013, the Company had recognized a valuation allowance to the full extent of our net deferred tax assets since the likelihood of realization of the benefit does not meet the more likely than not threshold.

Derivatives

All derivatives are recorded at fair value and recorded on the balance sheet. Fair values for securities traded in the open market and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

F-111

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Inventories

Inventory means all raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories, wherever located, owned by the Company and used or held for use in connection with the Company's business.

Inventories are valued at the lower of cost or market. Cost is determined by the first- in, first-out method. The Company considers such factors as the amount of inventory on hand, estimated time required to sell such inventories, remaining shelf-life and current market conditions to determine whether inventories are stated at the lower of cost or market.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected financial information for the periods indicated. The selected financial information set out below for the years ended December 31, 2014, 2013 and 2012 has been derived from SciVac's audited financial statements and accompanying notes, in each case prepared in accordance with IFRS. SciVac's audited consolidated financial statements have been audited by SciVac's auditors, Ernst & Young LLP. The selected consolidated financial information set out below may not be indicative of SciVac's future performance.

F-112

(Thousands of US$)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Income Statement Data
Revenue	2,868	1,661	2,904
Other Income	-	-	36
Total operating expenses	3,362	3,465	3,164
(Loss) income before income taxes	(6,971)	(9,037)	(5,120)
Total Comprehensive Net (loss) income, net of income tax	(4,651)	(10,683)	(1,189)
Balance Sheet Data
Cash	-	2	96
Other current assets	2,633	2,216	1,730
Intangible assets, net	454	578	605

Total assets	5,301	4,275	3,997

Accounts payable and accrued liabilities	1,375	3,537	1,571
Shareholders' equity	(9,413)	(30,621)	(20,635)

Total liabilities and equity	5,301	4,275	3,997

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We will need to raise additional funds in order to continue our clinical trials. Insufficient funds may cause us to delay, reduce the scope of or eliminate one or more of our development programs. Our future capital needs and the adequacy of our available funds will depend on many factors, including the cost of clinical studies and other actions needed to obtain regulatory approval of our products in development, we do not currently contemplate any acquisitions. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or debt securities or from bank or other loans or through strategic research and development, or licensing. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition or results of operations. Additional equity financing, if available, may be dilutive to our shareholders.

F-113

We will need substantial additional financing to fund our operations and to commercially develop our product candidates. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

To date, we have financed our operations primarily through the issuance of related-party loans. For the years ended December 31, 2014 and 2013, we received net proceeds of 6,578 and US$3,982,000, respectively, from the issuance of related-party loans.

The following tables sets forth selected cash flow information for the periods indicated below:

	For the years ended December 31,
	2014		2013
Cash provided by (used in) operating activities	US$	(5,211,000)	US$	(4,747,000)
Cash provided by (used in) investing activities		(959,000)		(254,000)
Cash provided by (used in) financing activities		6,544,000		4,938,000
Net increase (decrease) in cash and cash equivalents		374,000		(63,000)

Net cash used in operating activities was approximately US $5,211,000 for the year ended December 31, 2014 compared to approximately US $4,747,000 used in operations for the same period in 2013. The net loss for the year ended December 31, 2014 was approximately US$ 5,672,000 as compared to approximately US$8,861,000 for the year ending December 31, 2013. The net loss decreased by US$3,189,000 for the year ended December 31, 2014 as compared to the same comparable prior year period. Non-cash expenses for the years ended December 31, 2014 and December 31, 2013 primarily consisted of deemed interest attributed to related party loans. These non-cash expenses for the years ending December 31, 2014 and 2013 were approximately US$953,000 and US$3,776,000, respectively. For the years ended December 31, 2014 and 2013, the increase in the non-cash changes was primarily related conversion of capital note into additional paid in capital, Capital contribution in respect of related party loans.

Net cash provided by (used in) financing activities was approximately US$6,544,000 for the year ended December 31, 2014 compared to US$4,938,000 for the same period in 2013. For the years ended December 31, 2014 and 2013, we received net proceeds of 6,578,000 and US$3,982,000, respectively, from the issuance of related-party loans.

OFF- BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

SciVac entered into transactions with related parties during the financial years ended December 31, 2014, December 31, 2013 and December 31, 2012 as described in Note 15 to SciVac's consolidated audited financial statements attached as Schedule 1 to this Appendix F.

PROPOSED TRANSACTIONS

Please see "The Arrangement" contained in the Circular.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Please see "Critical Accounting Policies" above.

F-114

APPENDIX G – INFORMATION CONCERNING NEW LEVON

CORPORATE STRUCTURE	G-3
Name and Incorporation	G-3
Intercorporate Relationships	G-3
BUSINESS OF SCIVAC	G-4
Narrative Description of the Business	G-4
DESCRIPTION OF SECURITIES	G-4
New Levon Shares	G-4
Stock Options	G-4
DIVIDENDS	G-4
PRO FORMA CAPITALIZATION	G-4
Outstanding Securities	G-4
Consolidated Capitalization	G-5
Selected Unaudited Pro Forma Consolidated Financial Information	G-5
PRINCIPAL SHAREHOLDERS	G-7
EXECUTIVE OFFICERS AND DIRECTORS	G-7
Cease Trade Orders	G-9
Penalties or Sanctions	G-9
Personal Bankruptcies	G-10
Conflicts of Interest	G-10
STATEMENT OF EXECUTIVE COMPENSATION	G-10
Compensation Discussion and Analysis	G-11
Overview of Compensation Philosophy	G-11
Compensation Committee	G-11
Performance Factors	G-12
Recruiting and Retention	G-12
Role of Management in Determining Compensation	G-13
Elements of Executive Compensation	G-13
Base Salary	G-13
Short Term Incentive Compensation - Discretionary Cash Bonuses	G-13
Option-Based Awards	G-14
Risks Associated with New Levon's Compensation Policies and Practices	G-14
Director and Officer Hedging Prohibition	G-14
Summary Compensation Table	G-14
Incentive Plan Awards	G-16
Termination and Change of Control Benefits	G-17

G-1

DIRECTOR COMPENSATION	G-17
Securities Authorized for Issuance under Equity Compensation Plan	G-19
AUDIT COMMITTEE	G-19
Composition of the Audit Committee	G-20
Audit Committee Oversight	G-20
Reliance on Certain Exemptions	G-20
Pre-Approval Policies and Procedures	G-20
External Auditor Service Fees	G-20
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	G-20
Board of Directors	G-21
Other Directorships	G-21
Orientation and Education	G-22
Ethical Business Conduct	G-22
Nomination of Directors	G-22
Compensation	G-23
Assessments	G-23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	G-23
RISKS RELATED TO THE BUSINESS OF NEW LEVON	G-23
LEGAL PROCEEDINGS	G-23
REGULATORY ACTIONS	G-24
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	G-24
AUDITOR, TRANSFER AGENT AND REGISTRAR	G-24

SCHEDULE

SCHEDULE 1 – UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF NEW LEVON

G-2

The following describes the proposed business of New Levon upon completion of the Arrangement and should be read together with the financial statements of Levon available on SEDAR at www.sedar.com, the unaudited pro forma financial statements of New Levon attached as Schedule 1 to this Appendix G and the more detailed information contained elsewhere in the Circular. The information contained in this Appendix H, unless otherwise indicated, is given as of May 1, 2015, the date of the Circular. Except where the context otherwise requires, all information contained in this Appendix G is made on the basis that the Arrangement has been completed as described in the Circular.

Capitalized terms used in this Appendix G and not defined herein have the meaning ascribed to such terms in the "Glossary of Terms" or elsewhere in the Circular. Unless otherwise indicated herein, references to "$" are to Canadian dollars and references to "US$" are to United States dollars. See "Currency and Exchange Rates" in the Circular. See also "Cautionary Note Regarding Forward-Looking Statements and Risks" in the Circular.

CORPORATE STRUCTURE

Name and Incorporation

Levon was incorporated under the laws of British Columbia by Memorandum of Association on April 9, 1965 under the name "Alice Arm Molybendum Co. Ltd." On October 21, 1965, Levon changed its name to "Alice Arm Mining Ltd." and subsequently, on July 13, 1975, changed its name to "New Congress Resources Ltd." On January 12, 1983, Levon adopted the name "Levon Resources Ltd." Upon completion of the Arrangement, Levon expects to change its name to "SciVac Therapeutics Inc." Upon completion of the Arrangement, New Levon will continue to be a corporation existing under the BCBCA.

Upon completion of the Arrangement, New Levon will be a reporting issuer in all provinces except for Quebec and expects to be listed on the Frankfurt Stock Exchange under the symbol "L09" and in the United States on the OTCQX under the symbol "LVNVF". It is a condition precedent to the obligations of Levon and SciVac to complete the Arrangement that the TSX has conditionally approved the listing of the New Levon Shares to be issued pursuant to the Arrangement, subject only to the satisfaction by Levon of customary listing conditions of the TSX.

The head office of New Levon will be at SciVac's current head office, located at 13 Gad Feinstein Road, Rehovot, 76100 Israel. The registered and records office of New Levon will be located at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3.

For other information concerning New Levon, reference should be made to the Circular, Appendix F to the Circular – Information Concerning SciVac, SciVac's audited annual financial statements for the years ended December 31, 2014, 2013 and 2012 attached as Schedule 1 to Appendix F, as well as SciVac's Management's Discussion & Analysis for the years ended December 31, 2014, 2013 and 2012 attached as Schedule 2 to Appendix F.

Intercorporate Relationships

Upon completion of the Arrangement, SciVac will be a wholly-owned subsidiary of New Levon.

The following chart shows the corporate structure of New Levon following the completion of the Arrangement:

G-3

SciVac Therapeutics Inc. (British Columbia)
100%
SciVac Ltd. (Israel)
100%
SciVac USA, LLC (Florida, USA)

Narrative Description of the Business

For information on the business of New Levon, see "Business of SciVac" in Appendix F to the Circular.

DESCRIPTION OF SECURITIES

New Levon Shares

New Levon will be authorized to issue an unlimited number of New Levon Shares (which will replace the Levon Shares). All issued and outstanding New Levon Shares will be fully paid and non-assessable common shares without par value. Each holder of record of New Levon Shares will be entitled to one vote for each New Levon Share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of New Levon Shares will be entitled to dividends on a pro rata basis, if and when as declared by the board of directors. There will be no preferences, conversion rights, pre-emptive rights, subscription rights or restrictions on transfers attached to the New Levon Shares. In the event of liquidation, dissolution, or winding up of New Levon, the holders of New Levon Shares will be entitled to participate in the assets of New Levon available for distribution after satisfaction of the claims of creditors.

Stock Options

New Levon intends to implement the New Levon Option Plan upon completion of the Arrangement, subject to receipt of the necessary Levon Shareholder approval and acceptance of the New Levon Option Plan by the TSX. At the Meeting, Levon Shareholders will be asked, among other things, to consider, and if thought advisable, pass an ordinary resolution approving the New Levon Option Plan, as more particularly described under the heading "Adoption of New Levon Option Plan" in the Circular.

DIVIDENDS

On completion of the Arrangement, Levon anticipates that New Levon will retain all of its future earnings, if any, for use in the development and expansion of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the board of New Levon (the "New Levon Board").

PRO FORMA CAPITALIZATION

Outstanding Securities

The following table summarizes the number and percentage of New Levon Shares proposed to be outstanding after giving effect to the Arrangement:

G-4

Category of Shares	Number of Securities	Percentage of Securities
Levon Shares outstanding as of December 31, 2014	231,564,423	100%
New Levon Shares outstanding prior to issuance of New Levon Shares to the Offerors(1)	253,161,923	31.6%
New Levon Shares to be issued to the Offerors pursuant to the Arrangement	547,983,402	68.4%
Total New Levon Shares outstanding after the Arrangement	801,145,325	100%

(1) Assuming all 21,597,500 Levon Options outstanding as of the date hereof are exercised prior to the Effective Date.

The table above should be read in conjunction with the unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule 1 to this Appendix G for a description of the assumptions made in connection with the information set out in the above table.

Consolidated Capitalization

The following table sets forth New Levon's consolidated capitalization as of December 31, 2014 on a pro forma basis, both before and after giving effect to the Arrangement. For purposes of preparing the pro forma consolidated capitalization, amounts recorded in US$ in SciVac's financial statements were translated into $ at a rate of US$1.00 to $1.1601, which was the exchange rate in effect at December 31, 2014:

Description	Levon as of December 31, 2014 (Unaudited)	As of December 31, 2014 after giving effect to the Arrangement(Unaudited)
Shareholders' equity:
Share capital	237,742,882	28,004,739
Reserves	16,427,674	54,658,112
Other comprehensive	369,861	(1,099,775)
Deficit	(76,258,780)	(67,968,447)
Total shareholders' equity	178,281,637	13,594,629

Number of shares outstanding (1)	231,564,423	732,798,807

(1) Not including the 22,240,000 Levon Options outstanding as of December 31, 2014.

Selected Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule 1 to this Appendix G. The pro forma consolidated statement of financial position as at December 31, 2014 has been prepared from the audited consolidated statement of financial position of SciVac as at December 31, 2014 and the unaudited interim consolidated statement of financial position of Levon as at December 31, 2014 and gives pro forma effect to the completion of the Arrangement as if it had occurred on December 31, 2014. The pro forma consolidated statement of income for the year ended March 31, 2014 has been prepared from the audited annual consolidated statements of income of SciVac for the year ended December 31, 2014, the unaudited interim statement of income of SciVac for the three month period ended March 31, 2014, calculated for the twelve month period ended March 31, 2014 and the audited annual consolidated statement of operations and comprehensive loss of Levon for the year ended March 31, 2014 and gives pro forma effect to the completion of the Arrangement as if it had occurred on April 1, 2013. The pro forma consolidated statement of income for the nine months ended December 31, 2014 has been prepared from the audited annual consolidated statements of income of SciVac for the year ended December 31, 2014, calculated for the nine months ended December 31, 2014 and the unaudited interim consolidated statement of operations and comprehensive loss of Levon for the nine months ended December 31, 2014 and gives pro forma effect to the completion of the Arrangement as if it had occurred on April 1, 2013. For purposes of preparing this selected unaudited pro forma consolidated financial information, amounts recorded in US$ in SciVac's financial statements as at December 31, 2014 were translated into $ at a rate of US$1.00 to $1.1601, which was the exchange rate in effect at December 31, 2014. Amounts recorded in US$ in SciVac's financial statements for the nine months ended December 31, 2014 were translated into $ at a rate of US $1.00 to $1.1049, which was the average exchange rate for the nine months ended December 31, 2014. Amounts recorded in US$ in SciVac's financial statements for the twelve months ended March 31, 2014 were translated into $ at a rate of US$1.00 to $1.0538, which was the average exchange rate for the twelve months ended March 31, 2014.

G-5

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. The occurrence of certain events could affect the unaudited pro forma consolidated financial information presented below.

For the year ended March 31, 2014 (unaudited)
Revenue	$2,263,925
Other operating expenses	$5,060,636
Administration expenses and other	$8,764,199
Net loss	$11,560,910

For the nine months ended December 31, 2014 (unaudited)
Revenue	$2,171,531
Other operating expenses	$3,678,388
Administration expenses and other	$4,026,591
Net loss	$5,533,448

As of December 31, 2014(unaudited)
Cash	$27,455,919
Inventory	$2,124,143
Property, plant and equipment	$2,001,173
Other assets	$1,568,455
Total assets	$33,149,690

Total current liabilities	$6,057,298
Total non-current liabilities	$13,497,763
Total equity	$13,594,629
Total liabilities and equity	$33,149,690

G-6

PRINCIPAL SHAREHOLDERS

To the knowledge of Levon and SciVac, after the completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding New Levon Shares, other than as disclosed below.

Name	Number antype of securities(1)	Type of Ownership	Percentage of Class(1)
FDS Pharma LLP	157,389,360 New Levon Shares	Record and Beneficial	19.6%
OPKO Health, Inc.	182,885,226 New Levon Shares	Record and Beneficial	22.8%
CLS Therapeutics Limited	156,223,338 New Levon Shares	Record and Beneficial	19.5%

(1) Based on 801,145,325 New Levon Shares issued and outstanding after giving effect to the Arrangement, assuming all 21,597,500 Levon Options outstanding as of the date hereof are exercised prior to the Effective Date.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information with respect to the expected directors and executive officers of New Levon, including their province or state and country or residence, their expected position(s) with New Levon, their principal occupation and the anticipated number of New Levon Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person or the person's associates or affiliates, assuming completion of the Arrangement. The New Levon Board will appoint an additional independent director to the board before completion of the Arrangement.

Name, Province and Country of Residence and Present Offices Held	Principal Occupation	Number of New Levon Shares Held (1)
Dr. Curtis A. Lockshin Commonwealth of Massachusetts, USA Chief Executive Officer and Director	Chief Executive Officer and Director of SciVac	—

James J. Martin, CPA Florida, USA Chief Financial Officer	Chief Financial Officer of SciVac	—

Steven D. Rubin(2)(3) Florida, USA Chairman of the Board	Executive Vice President – Administration of OPKO Health, Inc.	—

Dr. Dmitry Genkin(2) North Rhein Westfalia, Germany Director	Executive Chairman of Pharmsynthez OAO	157,389,360 (5)

Kate Inman(3)(4) Florida, USA Director	General Counsel of OPKO Health, Inc.	—

Adam Logal(2)(3)(4) Florida, USA Director	Chief Financial Officer of OPKO Health, Inc.	—

___________

(1)

The information as to New Levon Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Levon or SciVac, has been furnished by the respective expected directors and executive officers individually and assumes completion of the Arrangement.

(2)	Proposed member of the Audit Committee.
(3)	Proposed member of the Compensation Committee.
(4)	Proposed member of the Corporate Governance and Nominating Committee.
(5)	As the director of the general partner of FDS Pharma LLP ("FDS"), Mr. Genkin may be deemed to control the 157,389,360 New Levon Shares held by FDS.

G-7

Curtis A. Lockshin, Ph.D. Dr. Lockshin has served as Chief Executive Officer of SciVac since September 2014 and as a director since August 2014. Since March 2014, Dr. Lockshin has served as the Vice President of Research and Operations of Xenetic Biosciences, Inc., a biopharmaceutical company focused on developing biologic drugs and novel oncology therapeutics. Since May 2013, Dr. Lockshin has served as the President and Chief Executive Officer of Guardum Pharmaceuticals, LLC, a private pharmaceutical company. From October 2011 to February 2013, Dr. Lockshin served as Vice President of Corporate R&D Initiatives for OPKO Health, Inc. (NYSE: OPK) ("OPKO"), a multi-national biopharmaceutical and diagnostics company, developing a range of solutions to diagnose, treat and prevent various conditions, including point-of-care tests, laboratory developed tests, and proprietary pharmaceuticals and vaccines, following which he assumed the position of consultant to OPKO until December 2013. Since April 2013, Dr. Lockshin has served on the board of directors of RXi Pharmaceuticals Corp. (NASDAQ: RXII), a biotechnology company focused on discovering and developing innovative therapeutics. From March 2011 until December 2013, Dr. Lockshin served as a member of the board of directors for ChromaDex, Inc., a natural products company engaged in the dietary supplement, food & beverage, cosmetic and pharmaceutical industries. From October 2009 to September 2012, Dr. Lockshin served as a member of the board of directors for Sorrento Therapeutics, Inc., a development- stage biopharmaceutical company. Since April 2004, Dr. Lockshin has also served as a member of the board of directors of the Ruth K. Broad Biomedical Research Foundation. The foundation is a Duke University Support Corporation that supports basic research related to Alzheimer's disease and neurodegeneration via intramural, extramural and international grants. Since 2003, Dr. Lockshin has worked as an independent consultant, focusing on small private companies in the healthcare, biotechnology and security sectors. From August 2002 to March 2003, Dr. Lockshin held the position of Director of Discovery Biology at Beyond Genomics, Inc. (now BG Medicine, Inc.), a company engaged in the discovery of disease-associated biomarkers and identification of therapeutic targets. Dr. Lockshin held various positions from June 1998 to July 2002 at Sepracor, Inc. (now Sunovion Pharmaceuticals Inc.), a pharmaceutical company that develops therapeutic products for the central nervous system and respiratory disorders. Dr. Lockshin holds a S.B. degree in Life Sciences and a Ph.D. in Biological Chemistry from the Massachusetts Institute of Technology.

James J. Martin, C.P.A. has served as SciVac's Chief Financial Officer since August 2014. Mr. Martin previously served as Chief Financial Officer of SafeStitch Medical, Inc., a medical device company, from January 2011 until October 2013, which was shortly after SafeStitch's acquisition by TransEnterix, Inc. Since January 2011, Mr. Martin has also served as the Chief Financial Officer of Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a company engaged in the development, manufacture and marketing of non- invasive, whole body periodic acceleration therapeutic platforms. From January 2011 through December 2011, Mr. Martin served as Vice President of Finance of Aero Pharmaceuticals, Inc., referred to as Aero, a privately- held pharmaceutical distributor. From July 2010 until January 2011, Mr. Martin served as the Controller of SafeStitch, NIMS and Aero. From 2008-2010, Mr. Martin served as the Controller of AAR Aircraft Services, Inc., an aerospace and defense company, and from 2005-2008, Mr. Martin served as the Controller of Avborne Heavy Maintenance, Inc., an aviation maintenance repair and overhaul company. In addition to his career in finance and accounting, Mr. Martin served five years in the United States Navy as an Operations Specialist.

Steven D. Rubin. Mr. Rubin has served as a director of SciVac since October 2012. Mr. Rubin has served as Executive Vice President – Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of Tiger Media, Inc. (NYSE MKT:IDI), a multi- platform media company, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Tiger X Medical, Inc. (OTCBB:CDOM), previously an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Cocrystal Pharma, Inc. (OTCBB: COCP), formerly Biozone Pharmaceuticals, Inc., a publicly traded biotechnology company developing new treatments for viral diseases, Sevion Therapeutics, Inc. (OTCBB:SVON), a clinical stage company which discovers and develops next- generation biologics for the treatment of cancer and immunological diseases, Castle Brands, Inc. (NYSE MKT:ROX), a developer and marketer of premium brand spirits, and Neovasc, Inc. (TSXV:NVC), a company developing and marketing medical specialty vascular devices. Mr. Rubin previously served as a director of Dreams, Inc. (NYSE MKT: DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013.

G-8

Adam Logal. Mr. Logal has served as OPKO's Sr. Vice President and Chief Financial Officer since April 2014 and as OPKO's Vice President of Finance, Chief Accounting Officer and Treasurer since March 2007. From 2002 to 2007, Mr. Logal served in senior management of Nabi Biopharmaceuticals, a publicly traded, biopharmaceutical company engaged in the development and commercialization of proprietary products. Mr. Logal held various positions of increasing responsibility at Nabi Biopharmaceuticals, last serving as Senior Director of Accounting and Reporting.

Kate Inman. Ms. Inman has served as a director of SciVac since October 2012. Ms. Inman currently serves as General Counsel and Secretary for OPKO. Previously, Ms. Inman served as OPKO's Deputy General Counsel from 2007 through November 2014 when she was appointed General Counsel. From 2001 to 2007, Ms. Inman practiced in the areas of Corporate, Mergers & Acquisitions and Securities at the law firm Holland & Knight LLP. Previously, she worked as a federal law clerk for the Honorable Edward B. Davis, Chief Judge of the U.S. District Court for the Southern District of Florida, and the Honorable Peter T. Fay, U.S. Court of Appeals for the Eleventh Circuit.

Dr. Dmitry Genkin. Dr. Genkin has served as a director of SciVac since August 27, 2014. Since May 2005, Dr. Genkin has served as the Executive Chairman of Pharmsynthez OAO a biopharmaceutical company focused on developing and manufacturing of biologic drugs and novel antiviral and oncology therapeutics (MICEX: LIFE). From 2002 to October 2013, Dr. Genkin served as a member of the board of directors for of Xenetic Biosciences, Inc., a biopharmaceutical company focused on developing second generation biologic drugs and vaccines (OTCBB: XBIO).

Cease Trade Orders

The following information has been furnished by the proposed directors or executive officers. No proposed director is, or, within the ten years before the date of this Circular has been, a director, chief executive officer or chief financial officer of any issuer that:

(a)

while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an "Order"); or

(b)

was subject to an Order that was issued, after such person ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or Sanctions

The following information has been furnished by the proposed directors or executive officers. No proposed director or executive officer of New Levon, or a shareholder holding a sufficient number of securities of New Levon to affect materially the control of New Levon, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

G-9

Personal Bankruptcies

The following information has been furnished by the proposed directors or executive officers. No proposed director or executive officer of New Levon, or a shareholder holding a sufficient number of securities of New Levon to affect materially the control of New Levon:

(a)

is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including Levon) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b)

has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To the knowledge of Levon and SciVac, and other than disclosed herein, upon completion of the Arrangement, there will be no known conflicts of interest among New Levon and its proposed directors, officers or other members of management as a result of their outside business interests except that certain directors and officers serve as directors and officers of other companies and therefore it is possible that a conflict may arise between their duties to New Levon and their duties as a director or officer of such other companies.

The proposed directors of New Levon will be required by law to act honestly and in good faith with a view to the best interests of New Levon and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the New Levon Board, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. The expected directors and officers of New Levon are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of New Levon and are required to comply with such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Appendix G, a named executive officer ("NEO") of New Levon means each of the following individuals: (a) the Chief Executive Officer ("CEO") of New Levon; (b) the Chief Financial Officer ("CFO") of New Levon; (c) each of the three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of New Levon's most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of New Levon, nor acting in a similar capacity, as of March 31, 2014. The term "executive officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of New Levon or a subsidiary who performs a policymaking function in respect of New Levon.

On completion of the Arrangement, New Levon will be deemed to have five NEOs pursuant to Form 51-102F6, namely, Dr. Curtis A. Lockshin, the proposed CEO of New Levon, Mr. James J. Martin, the proposed CFO of New Levon, Ron Tremblay, the former CEO & President of Levon, Annie Chan, the former CFO of Levon and Victor Chevillon, the former Vice President, Exploration of Levon.

G-10

Compensation Discussion and Analysis

The following compensation discussion and analysis describes New Levon's expected policies and practices with respect to the compensation of its NEOs. Upon completion of the Arrangement, the Compensation Committee of the New Levon Board (in this Appendix G, the "Compensation Committee") will evaluate the compensation of New Levon's NEOs and determine necessary adjustments to the compensation arrangements currently in place with SciVac's NEOs in order to match the executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.

Overview of Compensation Philosophy

New Levon's compensation philosophy will be to structure remuneration packages that are sufficiently attractive to recruit, retain and motivate the kind of executives who will be instrumental in helping New Levon achieve its short and long-term objectives, to provide executives with compensation that is in accordance with existing market standards generally, to align the interests of executive officers with those of New Levon's shareholders and to link individual executive compensation to the performance of both New Levon and the individual executive.

Upon completion of the Arrangement, the Compensation Committee will review the policies outlined below to ensure that New Levon's compensation structure appropriately takes into account the completion of the Arrangement, and the individual contributions to New Levon's performance made by its NEOs.

Compensation Committee

New Levon is not expected to have a formal compensation program; however, the administration of New Levon's compensation mechanisms will be handled by the Compensation Committee. The Compensation Committee, on behalf of the New Levon Board, will monitor compensation for the executive officers of New Levon. The Compensation Committee will have three members: Steven Rubin, Adam Logal and Kate Inman.

The Compensation Committee is expected to maintain a mandate and meet as frequently as necessary in order to fulfill its responsibilities and, in any event, at least annually.

The following is a summary description of the proposed mandate and responsibilities of the Compensation Committee as it relates to NEO compensation:

•

to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the NEO in light of those corporate goals and objectives, and to make recommendations to the New Levon Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

•

to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the New Levon Board with respect to these plans and to annually review such plans after their implementation; and

•	to annually review any other benefit plans proposed by management and to make recommendations to the New Levon Board with respect to their implementation.

G-11

All of the expected members of the Compensation Committee have direct experience which will be relevant to their responsibilities in executive compensation as each has been, and is currently, involved with compensation matters at other companies, both public and private.

Performance Factors

Although no formal performance goals or benchmarks are expected to be put in place for the NEOs, there are general factors that will be considered when the members of the Compensation Committee are considering NEO compensation. These factors will include, but are not limited to:

•	New Levon's cash position;

•	the NEO's individual contribution to New Levon;

•	the long-term interests of New Levon and its shareholders;

•	the New Levon Board's assessment of each NEO's individual performance;

•	New Levon's share price, earnings per share and market capitalization; and

•	the NEO's responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee will not have a pre-determined, performance-based compensation plan but rather will generally review the performance of the NEOs on at least a yearly basis. New Levon's compensation structure will be designed to reward performance and to be competitive with the compensation arrangements of other life sciences companies of similar size and scope of operations. With each compensation award (i.e., salaries, cash bonuses or stock option grants), the Compensation Committee will consider the industry as a whole and each member is expected to provide his or her input as to whether the compensation grant is fair to the NEO, New Levon and its shareholders. Ultimately however, performance-based rewards will be underpinned by New Levon's financial circumstances.

Recruiting and Retention

New Levon expects to offer compensation packages that are sufficient to attract and retain the right level of skill, expertise and talent in an increasingly competitive global market.

The structure of each remuneration package will be well-balanced across the short, medium and longer term elements, so that it will be both attractive to the individual and cost effective for New Levon. This balance is expected to be achieved by providing base salary at a reasonable median level as an anchor to make New Levon a realistic prospect for talented candidates. In addition, the short term incentives (including discretionary bonuses) will provide recruits with the opportunity to achieve superior total annual reward through their own delivery of excellence at individual and business levels. Finally, longer term reward elements (including stock option grants), which are described in greater detail below, will provide the opportunity to build ownership and growth in the medium and longer term future in line with the opportunities for success afforded to New Levon's shareholders.

G-12

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration will be within the mandate of the Compensation Committee, but management will also have a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives will make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee will review the basis for these recommendations and will be able to exercise its discretion to modify any of the recommendations prior to making its recommendations to the New Levon's Board. The CEO will not make a recommendation to the Compensation Committee with respect to his or her own remuneration package.

Elements of Executive Compensation

Executive compensation will be composed of three elements:

•

base salaries, which will be set at levels which will be competitive with the base salaries paid by companies of a comparable size and operations within the life sciences industry, thereby enabling New Levon to compete for and retain executives critical to New Levon's long-term success;

•	discretionary cash bonuses, which are considered from time to time, based on individual and corporate performance criteria; and

•	share ownership opportunities through the New Levon Option Plan, which will provide additional incentive and align the interests of executive officers with the longer term interests of shareholders.

Base Salary

New Levon will strive to pay its executives in the mid- range for salaries of comparable positions and in comparable companies, although New Levon does not expect to formally benchmark its salaries against those of other companies. In making its annual recommendations, the Compensation Committee will consider the distinct contributions of each executive, the financial performance and ability to pay of New Levon and the experience and seniority of each executive.

Short Term Incentive Compensation - Discretionary Cash Bonuses

New Levon may award discretionary cash bonuses to executive officers and employees of New Levon from time to time. The Compensation Committee will provide recommendations on discretionary cash bonuses from time to time. In arriving at a decision to award and in determining the amount of discretionary cash bonuses, the Compensation Committee will consider the performance factors described above under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis – Performance Factors", as well as performance measures, including financial results, budgetary constraints, projects and other initiatives. The payment of bonuses will be subject to the final approval of the New Levon Board and the New Levon Board will have the discretion to amend or reject proposed bonuses in its sole discretion.

G-13

Option-Based Awards

Purpose of Long-Term Incentives

The stock option component of an NEO's compensation, which will include a vesting element to ensure retention, is expected to both motivate the executive toward increasing share value and enable the executive to share in the future success of New Levon. Individual stock options will be granted by the New Levon Board on the recommendation of, in the case of employees, senior management, and, in the case of executive officers, including the CEO, by the Compensation Committee. Options will normally be awarded by the Board upon the commencement of an individual's employment with New Levon, based on the level of such person's responsibility. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual will be commensurate with the individual's level of ongoing responsibility within New Levon. In considering additional grants, a number of factors will be considered, including the role the individual plays in New Levon, the number of stock options an individual has been granted, the exercise price, value and the term of those options.

Risks Associated with New Levon's Compensation Policies and Practices

Neither the proposed directors of the New Levon Board nor the proposed Compensation Committee has yet proceeded to a formal evaluation of the implications of the risks associated with New Levon's proposed compensation policies and practices. Risk management will be a consideration of the New Levon Board when implementing its compensation program. As of the date hereof, it is not expected that New Levon's compensation program will result in unnecessary or inappropriate risk- taking, including risks that are likely to have a material adverse effect on New Levon.

Director and Officer Hedging Prohibition

New Levon expects that it will adopt a policy prohibiting NEOs and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Summary Compensation Table

On completion of the Arrangement, New Levon will be deemed to have five NEOs pursuant to Form 51-102F6, namely, Dr. Curtis Lockshin, the proposed CEO of New Levon, James J. Martin, the proposed CFO of New Levon, Ron Tremblay, the former CEO & President of Levon, Annie Chan, the former CFO of Levon and Victor Chevillon of Levon, the former Vice President, Exploration. As discussed above under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis", New Levon intends to consider the compensation of the NEOs of New Levon upon the completion of the Arrangement and determine the compensation of these NEOs in accordance with its compensation objectives.

The following table sets forth a summary of the total compensation paid to, or earned by Levon's NEOs during Levon's three most recently completed financial years. The compensation reflected in the following table is presented in Canadian dollars, which is the functional currency of Levon. The compensation paid to Levon's NEOs in the past three years is not indicative of the compensation expected to be paid to New Levon's NEOs.

G-14

					Non- equity Incentive Plan Compensation ($)
Name and Principal Position	Year (1)	Salary ($)	Share-based Awards ($)	Option-based Awards(2) ($)	Annual Incentive Plans(3) ($)	Long term Incentive Plans(3) ($)	Pension value (4) ($)	All Other Compen-sation (5) ($)	Total Compen-sation ($)
Dr. Curtis A. Lockshin	2014	Nil	Nil	Nil	Nil	Nil	Nil	66Nil	Nil
Chief Executive Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Ron Tremblay	2014	$300,000	Nil	$25,324	Nil	Nil	Nil	$200,000	$525,324
Former President and Chief Executive Officer	2013	$300,000	Nil	$399,329	Nil	Nil	Nil	$200,000	$899,329
	2012	$290,000	Nil	Nil	Nil	Nil	Nil	$550,000	$840,000

James J. Martin	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Annie Chan	2014	$56,216	Nil	$1,630	Nil	Nil	Nil	Nil	$20,410
Former Chief Financial Officer	2013	$52,608	Nil	$20,410	Nil	Nil	Nil	Nil	$73,018
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Victor Chevillon	2014	$189,265	Nil	$12,662	Nil	Nil	Nil	Nil	$201,927
Former Vice President Exploration	2013	$179,805	Nil	$159,732	Nil	Nil	Nil	Nil	$339,537
	2012	$245,676	Nil	Nil	Nil	Nil	Nil	Nil	$245,676

Notes:

__________

(1)	Financial years ended March 31.
(2)

The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. Levon used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 4.94 years; Volatility – 87.94%; Risk Free Interest Rate – 1.62%. If Levon's share price as of June 20, 2014 is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2014 using the Black-Scholes Option Pricing Model, their value would be $20,971 and $10,485, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, Levon's share price did not exceed the exercise price of any of the options held by the Levon's NEOs either on the grant dates of the options or as at the date of this report, and so the options were not "in the money" on such dates. Had such options been exercised either on their respective grant dates or on the date of this report, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	Upon completion of the Arrangement, it is not expected that New Levon will have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its NEOs.
(4)

Levon does not have any pension, retirement or deferred compensation plans, including defined contribution plans and upon completion of the Arrangement, it is not expected New Levon will have any such formal plans. Other than as set out above, perquisites have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year.

(5)	Discretionary cash payment of incentive bonuses.

G-15

Incentive Plan Awards

Outstanding Option- Based Awards

The following table sets forth the outstanding option-based awards expected to be held by the NEOs of New Levon upon completion of the Arrangement.

Option-based Awards
Name	Number of Securities Underlying Unexercised Options(#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options($)(1)
Dr. Curtis A. Lockshin Chief Executive Officer	Nil	N/A	N/A	Nil

Ron Tremblay Former President and Chief Executive Officer	Nil	N/A	N/A	Nil

James J. Martin Chief Financial Officer	Nil	N/A	N/A	Nil

Annie Chan Former Chief Financial Officer	Nil	N/A	N/A	Nil

Victor Chevillon Former Vice President Exploration	Nil	N/A	N/A	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

G-16

The following table sets forth details of the value vested or earned for all incentive plan awards during Levon's most recently completed financial year by each of New Levon's NEOs:

Name	Option-based awards — Value vested during the year(1)($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year($)
Dr. Curtis A. Lockshin Chief Executive Officer	Nil	Nil	N/A

Ron Tremblay Former President and Chief Executive Officer	25,324	Nil	Nil

James J. Martin Chief Financial Officer	Nil	Nil	N/A

Annie Chan Former Chief Financial Officer	1,630	Nil	Nil

Victor Chevillon Former Vice President Exploration	12,662	Nil	Nil

(1) Calculated using the closing price of the Levon Shares on the TSX on the dates on which stock options vested during the financial year ended March 31, 2014, and subtracting the exercise price of in-the- money stock options.

Defined Benefits Plans

New Levon will not have a defined benefits pension plan.

Defined Contribution Plans

New Levon will not have a defined contribution plan.

Deferred Compensation Plans

New Levon will not have a deferred compensation plan.

Termination and Change of Control Benefits

Upon completion of the Arrangement, New Levon will not have any contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of New Levon or a change in a NEO's responsibilities.

DIRECTOR COMPENSATION

It is anticipated that the New Levon Board will determine director compensation following the completion of the Arrangement.

G-17

During Levon's last completed financial year, the directors of Levon, excluding Levon's NEOs, received the following compensation:

Name	Fees earned ($)	Share-based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)	Total ($)
William Glasier	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Gary Robertson	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Carlos Fernandez Mazzi	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Robert Roberts	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Ron Barbaro	18,000	Nil	2,532	Nil	Nil	Nil	20,532

Notes:
(1) Levon does not currently have any share-based award plans.
(2) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(3) Levon does not have a non-equity incentive plan.
(4) Levon does not have any pension plans.

Outstanding Option-Based Awards

The following table sets forth the outstanding option-based awards expected to be held by the directors of New Levon, other than NEOs, upon completion of the Arrangement.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)
Dr. Curtis A. Lockshin	Nil	N/A	N/A	Nil
Dr. Dmitry Genkin	Nil	N/A	N/A	Nil
Steven D. Rubin	Nil	N/A	N/A	Nil
Kate Inman	Nil	N/A	N/A	Nil
Adam Logal	Nil	N/A	N/A	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during Levon's most recently completed financial year by each of New Levon's expected directors, other than New Levon's NEOs:

Name	Option-based awards — Value vested during the year($)	Share -based awards — Value vested during the year($)	Non-equity incentive plan compensation — Value earned during the year($)
Dr. Curtis A. Lockshin	Nil	Nil	N/A
Dr. Dmitry Genkin	Nil	Nil	N/A
Steven D. Rubin	Nil	Nil	N/A
Kate Inman	Nil	Nil	N/A
Adam Logal	Nil	Nil	N/A

G-18

Securities Authorized for Issuance under Equity Compensation Plan

New Levon intends to implement the New Levon Option Plan upon completion of the Arrangement, subject to receipt of the necessary Levon Shareholder approval and acceptance of the New Levon Option Plan by the TSX. The New Levon Option Plan will be administered by the New Levon Board. New Levon's administration of the New Levon Option Plan will in all respects be consistent with the rules and policies of the TSX. For a summary of the New Levon Option Plan, see the heading in the Circular entitled "Adoption of New Levon Option Plan".

Equity Compensation Plan Information

The following table provides information regarding securities of New Levon expected to be authorized for issuance to directors, officers, employees and consultants under the New Levon Option Plan upon completion of the Arrangement, provided that the necessary Levon Shareholder approval of the New Levon Option Plan is received at the Meeting (see heading in the Circular entitled "Adoption of New Levon Option Plan"):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	Nil	N/A	80,114,532(1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	Nil	N/A	80,114,532

__________

(1) Based on 801,145,325 New Levon Shares issued and outstanding after giving effect to the Arrangement, assuming all 21,597,500 Levon Options outstanding as of the date hereof are exercised prior to the Effective Date.

Audit Committee

The Audit Committee of New Levon (in this Appendix G, the "Audit Committee") will oversee the accounting and financial reporting processes of New Levon and its subsidiaries and all audits and external reviews of the financial statements of New Levon on behalf of the New Levon Board, and will have general responsibility for oversight of internal controls, accounting and auditing activities of New Levon and its subsidiaries. All auditing services and non-audit services to be provided to New Levon by New Levon's auditors will be pre-approved by the Audit Committee. The Audit Committee will be responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee will also oversee the annual audit process, quarterly review engagements, New Levon's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by New Levon's external auditors. The Audit Committee will recommend to the Board the firm of independent auditors to be nominated for appointment by New Levon's shareholders and the compensation of the auditors. The Audit Committee is expected to meet a minimum of four times per year. It is expected that New Levon will continue to use Levon's current Audit Committee Charter, a copy of which is attached as Schedule E to Levon's Management Information Circular dated August 14, 2014.

G-19

Composition of the Audit Committee

Below are the details of each proposed Audit Committee member, including such persons' name, whether such person is independent and financially literate (as such terms are defined under NI 52-110 - Audit Committees ("NI 52-110")) and such person's education and experience as it relates to the performance of an audit committee member's duties.

Member Name	Independent(1)	Financially Literate(2)	Education & Experience relevant to performance of audit committee duties
Steven Rubin	Y	Yes	Please see biography above.
Adam Logal	Y	Yes	Please see biography above.
Dmitry Genkin	Y	Yes	Please see biography above.

Notes:

(1) To be considered independent, a member of the committee must not have any direct or indirect "material relationship" with New Levon. A material relationship is a relationship which could, in the view of the New Levon Board, reasonably interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by New Levon's financial statements.

Audit Committee Oversight

Levon's audit committee has not made and the New Levon Audit Committee does not expect to make any recommendations to the New Levon Board to nominate or compensate any external auditor.

Reliance on Certain Exemptions

Levon has not relied on, and New Levon does not expect to rely on the exemptions contained in Section 2.4 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52- 110.

Pre-Approval Policies and Procedures

The Levon audit committee has not adopted, and the New Levon Audit Committee does not expect to adopt specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110, the Audit Committee will be required to pre-approve all non-audit services to be provided to New Levon or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees

New Levon expects to pay fees to external auditors in the ordinary course.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The New Levon Board and New Levon's management will adopt corporate governance practices which will be consistent with the overall business of New Levon and its stage of development. New Levon's statement of proposed corporate governance practices will be made with reference to National Policy 58-201 - Corporate Governance Guidelines and NI 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") (hereinafter collectively the "Governance Guidelines").

The following is a description of New Levon's proposed corporate governance practices in relation to the Governance Guidelines.

G-20

Board of Directors

Mandate of the Board

The New Levon Board will have responsibility for developing New Levon's approach to: (i) financial reporting and internal controls; (ii)  issues relating to compensation of directors, officers and employees; (iii) corporate governance issues and matters relating to nomination of directors; and (iv) administration of timely and accurate disclosure, confidentiality and insider trading policies, certain of which responsibilities will be delegated to New Levon's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as described under the heading "Audit Committee" above and elsewhere in this "Statement of Corporate Governance Practices" section.

The New Levon Board will be responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. New Levon Board's consideration and approval will also be required for material contracts and business transactions and all debt and equity financing transactions. The New Levon Board will delegate to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on New Levon's business in the ordinary course, managing New Levon's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The New Levon Board will also look to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The frequency of meetings of the New Levon Board and the nature of agenda items may change from year to year depending upon the activities of New Levon. However, the New Levon Board expects to meet at least quarterly and at each meeting there will be a review of the business of New Levon.

The independent directors are not expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, where deemed necessary by the independent directors, the independent directors will hold in-camera sessions exclusive of non-independent directors and members of management, which process will facilitate open and candid discussion amongst the independent directors.

Composition of the Board

The New Levon Board will be composed of 5 directors; namely, Dr. Curtis A. Lockshin, Dr. Dmitry Genkin, Steven D. Rubin, Kate Inman and Adam Logal. Upon completion of the Arrangement, the New Levon Board expects that each of Steven D. Rubin, Kate Inman and Adam Logal will be independent directors within the meaning of NI 52-110. The New Levon Board will appoint an additional independent director to the board before completion of the Arrangement. Directors are considered to be "independent" if they have no direct or indirect material relationship with New Levon. A "material relationship" is a relationship which could, in the view of the New Levon Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The expected non- independent director of the New Levon Board will be Dr. Curtis A. Lockshin. Dr. Lockshin is not considered independent as he is the Chief Executive Officer of New Levon.

Other Directorships

Certain proposed directors of New Levon also serve as directors of other reporting issuers or reporting issuer equivalent(s), as set out below:

Name of Director	Name of other Reporting Issuer
Dr. Curtis A. Lockshin	RXi Pharmaceuticals Corporation (NASDAQ: RXII)
Steven D. Rubin

OPKO Health, Inc. (NYSE: OPK); Tiger Media, Inc. (NYSE MKT: IDI); Non- Invasive Monitoring Systems, Inc. (OTCBB: NIMU); Tiger X Medical, Inc. (OTCBB: CDOM); CoCrystal Pharma, Inc. (OTCBB: COCP); Castle Brands, Inc. (NYSE MKT: ROX); Sevion Therapeutics, Inc. (OTCBB:SVON); and Neovasc, Inc. (TSXV: NVC and NASDAQ:NVCN)

Dr. Dmitry Genkin	Pharmsynthez OAO (MICEX:LIFE)

G-21

Position Descriptions

The New Levon Board will have three (3) committees: the Audit Committee; the Compensation Committee; and the Corporate Governance and Nominating Committee. The chair of each committee will be required to ensure that the committee meets when required and performs its duties and to report to the New Levon Board on the activities of the committee. The New Levon Board has not yet developed written position descriptions for the chair of each New Levon Board committee.

The New Levon Board has not developed a written position description for the Chairman of the New Levon Board. The responsibilities of the Chairman will include the efficient operation of the New Levon Board, ensuring that the New Levon Board is alert to its obligations to New Levon, providing leadership to the New Levon Board and chairing meetings of the New Levon Board.

The New Levon Board has not developed a written position description for the CEO; however the CEO will be expected to provide leadership and vision for New Levon, oversee the executive management of New Levon, develop long term and short term strategic plans, financial and operating plans, report to the New Levon Board and shareholders and manage relationships with stakeholders.

Orientation and Education

New Levon will provide new directors with copies of relevant financial, technical and other information regarding its R&D programs. New Levon Board members will also be encouraged to communicate with management and the auditor and to keep themselves current with industry trends and developments. New Levon Board members will have full access to New Levon's records. In addition, the Chair of New Levon will review with each new member (i) certain information and materials regarding New Levon, including the role of the New Levon Board and its committees and (ii) the legal obligations of a director of New Levon. The Corporate Governance and Nominating Committee of New Levon will be responsible for developing any training programs for directors, if considered necessary.

Ethical Business Conduct

Levon has previously adopted a written Code of Business Conduct and Ethics (in this Appendix G, the "Existing Code"), a copy of which is attached as Schedule B to Levon's Management Information Circular dated August 14, 2014, for directors, officers and employees. It is expected that the New Levon Board will amend the Existing Code after completion of the Arrangement to reflect updated reporting procedures involving new representatives who will be joining New Levon upon completion of the Arrangement. The amended code will be made available on New Levon's website.

Pursuant to the Existing Code, directors, officers or employees who have concerns or questions about violations of laws, rules, regulations or the Existing Code are required to report them to the Corporate Secretary or to the Chair of Levon's Audit Committee. Following receipt of any complaints, the Corporate Secretary or Chair of the Audit Committee, as the case may be, investigates each matter so reported and reports to the Levon Board. The Levon Board, acting through the Audit Committee, is ultimately responsible for the Existing Code and for monitoring compliance with the Existing Code.

Nomination of Directors

The New Levon Board will have a Corporate Governance and Nominating Committee, which will be responsible for proposing director nominees. The Corporate Governance and Nominating Committee is expected to consider the competencies and skills that the New Levon Board as a whole should possess, the competencies and skills of existing New Levon Board members and the competencies and skills of proposed New Levon Board members. The proposed Corporate Governance and Nominating Committee members will utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

In addition, the New Levon Board will adopt a policy regarding majority voting for the election of directors, in accordance with the TSX Company Manual.

G-22

Compensation

The New Levon Board will have a Compensation Committee to determine the compensation for the directors and the NEOs. The proposed compensation policies of New Levon are set out in this Appendix G under the heading "Statement of Executive Compensation". The Compensation Committee is expected to consist of three independent directors, Steven Rubin, Adam Logal and Kate Inman. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

The Compensation Committee is expected to establish executive and senior officer compensation, determine the general compensation structure, policies and programs of New Levon, including the extent and level of participation in incentive programs in conjunction with the New Levon Board and evaluate the performance of the NEOs. The Compensation Committee will also be mandated to review the adequacy and form of compensation of the directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The Compensation Committee will be required to meet at least annually.

Assessments

The New Levon Board and each individual director will be periodically assessed regarding its, his or her effectiveness and contribution. The assessment will consider and take into account:

•	in the case of the Board, its mandate; and

•	in the case of an individual director, the competencies and skills each individual director is expected to possess in the context of the current make-up of the New Levon Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of Levon and SciVac, as of the date of this Circular, none of the persons expected to serve as officers, directors or employees of New Levon upon consummation of the Arrangement owes any indebtedness to New Levon.

RISKS RELATED TO THE BUSINESS OF NEW LEVON

Levon Shareholders should carefully consider a number of risk factors in evaluating whether to approve the Arrangement, including the risks and uncertainties related to the business of SciVac and described under the heading "Risk Factors" in Appendix F to the Circular, and other information contained in the Circular, including financial statements and accompanying notes. The risks and uncertainties described in the Circular are not the only ones New Levon will face. Additional risks and uncertainties not presently known to Levon and SciVac or that Levon and SciVac believe to be immaterial may also adversely affect New Levon's business.

LEGAL PROCEEDINGS

Upon completion of the Arrangement, it is not expected that there will be any legal proceedings to which New Levon or a proposed subsidiary of New Levon is a party, nor is Levon or SciVac aware, as of the date of this Circular, that any such proceedings are contemplated.

G-23

REGULATORY ACTIONS

Upon completion of the Arrangement, it is not expected there will be any: (a) penalties or sanctions imposed against New Levon by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against New Levon that would likely be considered important to a reasonable investor in making an investment decision in New Levon; or (c) settlement agreements New Levon entered into before a court relating to securities legislation or with a securities regulatory authority, nor is Levon or SciVac aware, as of the date of the Circular, that any such penalties, sanctions or settlement agreements are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Upon completion of the Arrangement, it is not expected that (i)  the proposed directors or executive officers of New Levon, (ii) the shareholders who will beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of New Levon, or (iii) any associate or affiliate of the persons referred to in (i)  and (ii), has any material interest, direct or indirect, in any transaction in any proposed transaction that, as of the date of this Circular, is reasonably expected to materially affect New Levon.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of New Levon will be Ernst & Young LLP at its offices located at 3 Aminadav St., 6706703, Tel Aviv, Israel.

The registrar and transfer agent of New Levon will be Valiant Trust Company at its offices in the City of Vancouver, being the current registrar and transfer agent of Levon.

G-24

SCHEDULE 1 TO APPENDIX G

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF NEW LEVON

LEVON RESOURCES LTD.

Pro Forma Unaudited Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

As at and for the Nine Months Ended December 31, 2014

and for the Year Ended March 31, 2014

G-25

LEVON RESOURCES LTD.

Unaudited Pro Forma Consolidated Statement of Financial Position

(Expressed in Canadian dollars)

As at December 31, 2014

	Levon Resources Ltd. as at December 31, 2014 (unaudited)	SciVac Ltd. as at December 31, 2014 (unaudited)	Pro forma adjustments (unaudited)	Note	Pro forma consolidated (unaudited)

ASSETS
Current assets
Cash and cash equivalents	$34,605,197	$455,919	$(7,605,197)	3(a)	$27,455,919
Trade accounts receivable	-	373,552	-		373,552
Inventory	-	2,124,143	-		2,124,143
Investments	11,835,441	-	(11,835,441)	3(a)	-
Other current assets	185,864	556,848	(185,864)	3(a)	556,848
	46,626,502	3,510,462	(19,626,502)		30,510,462

Non-current assets
Long term deposits	-	111,370	-		111,370
Reclamation deposits	32,629	-	(32,629)	3(a)	-
Amounts receivable	1,971,510	-	(1,971,510)	3(a)	-
Exploration and evaluation assets	128,763,649	-	(128,763,649)	3(a)	-
Convertible debenture	1,059,932	-	(1,059,932)	3(a)	-
Property and equipment, net	83,853	2,001,173	(83,853)	3(a)	2,001,173
Intangible assets, net	-	526,685	-		526,685
Total Assets	$178,538,075	$6,149,690	$(151,538,075)		$33,149,690

LIABILITIES
Current liabilities
Trade accounts payable	$149,443	$516,245	$(149,443)	3(a)	$516,245
Related parties	106,995	-	(106,995)	3(a)	-
Other current liabilities	-	1,078,893	2,485,350	3(c)	3,564,243
Deferred revenue	-	1,976,810	-		1,976,810
	256,438	3,571,948	2,228,912		6,057,298
			-
Related parties	-	11,344,618	-		11,344,618
Liabilities for severance pay, net	-	34,803	-		34,803
Other long-term financial liabilities	-	2,118,342	-		2,118,342
Total liabilities	256,438	17,069,711	2,228,912		19,555,061

EQUITY
Share Capital	237,742,882	-	(209,738,143)	3(a),(b),(d)	28,004,739
Equity Reserves	16,427,674	54,658,112	(16,427,674)	3(a),(b)	54,658,112
Accumulated Other Comprehensive income (loss)	369,861	(1,099,775)	(369,861)	3(a),(b)	(1,099,775)
Accumulated Deficit	(76,258,780)	(64,478,358)	72,768,691	3(a),(b), (c),(d)	(67,968,447)
Total Equity	178,281,637	(10,920,021)	(153,766,987)		13,594,629
Total Liabilities and Equity	$178,538,075	$6,149,690	$(151,538,075)		$33,149,690

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

G-26

LEVON RESOURCES LTD.

Unaudited Pro Forma Consolidated Interim Statement of Income

(Expressed in Canadian dollars)

For the nine months ended December 31, 2014

	Levon Resources Ltd. (for the nine months ended December 31, 2014)	SciVac Ltd. (calculated for the nine months ended December 31, 2014 – Note 6)	Pro forma adjustments	Note	Pro forma consolidated

Revenue	$-	2,171,531	-		$2,171,531
Cost of Revenue	-	(2,963,964)	-		(2,963,964)

Gross profit (loss)	-	(792,433)	-		(792,433)
General administrative and selling	-	2,250,522	-		2,250,522
Operating and administrative	4,059,802	-	(3,909,802)	3(a)	150,000
Research and development	-	564,424	-		564,424
	4,059,802	2,814,946	(3,909,802)		2,964,946
Loss before other items and taxes	(4,059,802)	(3,607,379)	3,909,802		(3,757,379)
Other Items
Financing costs	-	(2,844,158)	-		(2,844,158)
Interest income	515,479	-	(515,479)	3(a)	-
Unrealized foreign exchange gain (loss)	(46,661)	-	46,661	3(a)	-
Net Loss Before Income Taxes	(3,590,984)	(6,451,538)	3,440,984		(6,601,538)

Income Taxes	-	1,068,089	-		1,068,089
Net loss for the period	(3,590,984)	(5,383,448)	3,440,984		(5,533,448)
Other comprehensive income	396,380	846,077	(396,380)	3(a)	846,077
Total comprehensive loss for the period	$(3,194,604)	$(4,537,371)	$3,044,604		$(4,687,371)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

G-27

LEVON RESOURCES LTD.

Unaudited Pro Forma Consolidated Statement of Income

(Expressed in Canadian dollars)

For the year ended March 31, 2014

	Levon Resources Ltd. (Year ended March 31, 2014)	SciVac Ltd. (calculated for the Year ended March 31, 2014)	Pro forma adjustments	Note	Pro forma consolidated

Revenue	$-	2,263,925	-		$2,263,925
Cost of Revenue	-	(4,221,375)	-		(4,221,375)

Gross profit (loss)	-	(1,957,449)	-		(1,957,449)
General administrative and selling	-	2,982,348	-		2,982,348
Operating and administrative	5,690,053	-	(5,465,053)	3(a)	225,000
Research and development	-	614,262	-		614,262
	5,690,053	3,596,610	(5,465,053)		3,821,610
Loss before other items and taxes	(5,690,053)	(5,554,059)	5,465,053		(5,779,059)

Other Items
Financing income	-	275,036	-		275,036
Financing costs	-	(2,866,405)	-		(2,866,405)
Interest income	609,773	-	(609,773)	3(a)	-
Listing fees	-	-	(1,004,739)	3(d)	(1,004,739)
Severance expense	-	-	(2,485,350)	3(c)	(2,485,350)
Gain on disposal of investment	1,882	-	(1,882)	3(a)	-
Net Loss Before Income Taxes	(5,078,398)	(8,145,427)	1,363,309		(11,860,517)

Income Taxes Benefit	-	299,606	-		299,606
Net Loss for the period	(5,078,398)	(7,845,821)	1,363,309		(11,560,911)
Other comprehensive loss	(1,023)	(1,171,013)	1,023	3(a)	(1,171,013)
Total comprehensive loss for the period	$(5,079,421)	$(9,016,834)	$1,364,332		$(12,731,923)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

G-28

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the nine months ended December 31, 2014 and year ended March 31, 2014.

(Expressed in Canadian dollars) (unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements have been prepared by management of Levon Resources Ltd. (“Levon”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) from information derived from the financial statements of Levon and SciVac Ltd. (“SciVac”) together with other information available to Levon.

These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Management Information Circular of Levon in connection with an arrangement agreement pursuant to which Levon will acquire all of the issued and outstanding common shares of SciVac Ltd. (“SciVac”) in exchange for 501,234,384 common shares of Levon (the “Arrangement” or the “Transaction”). Upon completion of the Arrangement, SciVac will become a wholly-owned subsidiary of Levon. Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to spinco, other than $27,000,000 in cash that shall be retained in Levon. Each Levon share will be exchanged for one new Levon share and 0.5 of a spinco share, with the result that the Levon shareholders receive the spinco share as a return of capital.

The unaudited pro forma consolidated statement of financial position has been prepared assuming the Transaction had occurred on December 31, 2014 and the unaudited pro forma consolidated statements of income has been prepared assuming the Transaction had occurred at April 1, 2013.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Levon’s and SciVac’s accounting policies, as disclosed in the audited financial statements of SciVac for the year ended December 31, 2014 and December 31, 2013 and Levon’s unaudited interim financial statements for the nine months ended December 31, 2014. There are no material differences in accounting policies between SciVac and Levon.

The unaudited pro forma consolidated financial statements have been compiled from the information derived from and should be read in conjunction with the following financial statements, which are prepared in accordance with IFRS, and included elsewhere in the Information Circular:

a)	SciVac’s unaudited interim financial statements for the three-month period ended March 31, 2014.

b)	SciVac’s audited financial statements for the years ended December 31, 2014 and 2013.

c)	Levon’s audited financial statements for the year ended March 31, 2014.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Transaction, as described in Note 2. The unaudited pro forma consolidated financial statements are not intended to reflect the financial position of the Company, which would have actually resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from those recorded in the unaudited pro forma consolidated financial statements and the differences may be material.

G-29

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the nine months ended December 31, 2014 and year ended March 31, 2014.

(Expressed in Canadian dollars) (unaudited)

1. BASIS OF PRESENTATION (Continued)

Capital Transaction

As a consequence of the Arrangement, the shareholders of SciVac will acquire control over the combined entity. Levon, after its reorganization, does not meet the definition of a business, therefore the transaction is outside of the scope of IFRS 3 “Business Combinations”. Instead, the Transaction will be accounted for under IFRS 2 “Share-based payments”. Under this basis of accounting, the consolidated entity is considered to be a continuation of SciVac, with the net identifiable assets of Levon deemed to have been acquired by SciVac.

It is the opinion of Levon’s management that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Transaction described in Note 2. These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company that would have actually resulted had the Transaction been effected when indicated, and are not necessarily indicative of the results of operations that may be obtained in the future.

2. Transaction Overview

The Transaction will be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). Under the terms of the Arrangement, Levon will reorganize its capital involving: (A) the redesignation of all of the Levon shares as “Class A” shares; (B) the creation of the New Levon shares; and (C) the transfer by every Levon shareholder of all outstanding Levon shares to Levon in exchange for one New Levon share (“New Levon” share) and 0.5 of a Spinco share for each Levon share. All assets and liabilities held by Levon will be transferred to spinco, other than $27,000,000 in cash that shall be retained in Levon.

SciVac shareholders will transfer to Levon all of the outstanding SciVac shares, capital notes and loans in exchange for the issuance by Levon to SciVac of their respective pro rata portions of an aggregate number of New Levon shares representing 68.4% of the issued and outstanding New Levon shares immediately following the Effective Time. All stock options outstanding at the Effective time shall be surrendered and transferred to Levon and cancelled. Levon will change its name to SciVac Ltd. upon closing of the Arrangement.

On a pro forma, basis, Levon expects to have approximately 732,798,807 issued and outstanding common shares, of which approximately 31.6% will be held by Levon’s shareholders and 68.4% will be held by SciVac’s shareholders.

The Transaction has been unanimously approved by the board of directors of both Levon and SciVac. Completion of the transaction is expected on occur in or about May 27, 2015 and is conditional upon, among other things, receipt of all required court, stock exchange and shareholder approvals, including the shareholders of both Levon and SciVac.

G-30

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the nine months ended December 31, 2014 and year ended March 31, 2014.

(Expressed in Canadian dollars) (unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited pro forma consolidated financial statements have been prepared and are presented assuming that the following transactions had been completed and adjustments had been effective as of April 1, 2013 for purposes of the pro forma consolidated statements of income and December 31, 2014 for purposes of the pro forma consolidated statement of financial position.

(a) Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to spinco, other than $27,000,000 in cash that shall be retained in Levon. Each Levon share will be exchanged for one new Levon share and 0.5 of a spinco share, with the result that the Levon shareholders receive the spinco shares as a return of capital.

(b) After giving effect to the share transactions described in Note 2, Levon’s share capital balance of $237,742,882, reserves of $16,427,674, accumulated other comprehensive loss of $369,861, and accumulated deficit of $76,258,780 are eliminated to reflect the capital transaction.

(c) The Arrangement will trigger a change in control provision resulting in severance payments payable to the CEO and COO of the Company in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by Levon with both parties.

(d) Under IFRS 2, the capital transaction is measured at the fair value of the shares deemed to have been issued by SciVac such that the Levon shareholders held 31.6% of SciVac. The fair value of the deemed shares is estimated at $28,004,739 and has been allocated as follows:

Cash	$27,000,000
Equity	(28,004,739)
Listing fees	$1,004,739

(e) The pro forma statement of financial position of SciVac as at December 31, 2014 has been translated at the rates prevailing at the date of the pro forma consolidated statement of financial position. The pro forma statement of loss and comprehensive loss of SciVac for the nine months ended December 31, 2014 and twelve months ended March 31, 2014 has been translated at the average rate for each of the periods. (note 6)

4. PRO FORMA SHARE CAPITAL

	Number of shares	Share capital

Levon shares issued and outstanding as at December 31, 2014	231,564,423	$237,742,882
Levon shares issued to SciVac pursuant to Arrangement	501,234,384	-
	732,798,807	237,742,882

Elimination of Levon share capital on Arrangement	-	(237,742,882)
Fair value of deemed shares issued by SciVac	-	28,004,739
Pro forma consolidated share capital	732,798,807	28,004,739

G-31

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the nine months ended December 31, 2014 and year ended March 31, 2014.

(Expressed in Canadian dollars) (unaudited)

5. PRO FORMA EARNINGS (LOSS) PER SHARE

The pro forma basic and diluted loss per share for the period ended December 31, 2014 and year ended March 31, 2014 is based on the number of the Company’s outstanding common shares after giving pro forma effect to the shares to be issued as consideration for the Arrangement, as follows:

	Nine-months ended December 31, 2014	Year ended March 31, 2014

Pro forma number of common shares outstanding	732,798,807	732,798,807
Pro forma net loss for the period ended	(5,533,448)	(11,560,911)
Pro forma basic and diluted loss per share	$(0.01)	$(0.01)

6. UNAUDITED INTERIM STATEMENT OF OPERATIONS OF SCIVAC

Levon and SciVac have year ends that are not co-terminous, and consequently the interim periods covered by their interim continuous disclosure documents are not comparable. The unaudited interim statements of operations of SciVac used to prepare the unaudited pro forma interim statement of income for the nine months ended December 31, 2014 were prepared for the purpose of the pro forma financial statements and do not conform with the financial statements of SciVac included elsewhere in the management information circular. For the purposes of the unaudited pro forma consolidated financial statements, SciVac’s unaudited interim statement of operations was calculated for the nine months ended December 31, 2014 by: (i) adding SciVac’s statement of operations for the year ended December 31, 2014, and (ii) subtracting SciVac’s statement of operations for the three months ended March 31, 2014. The calculation is as follows:

	SciVac Ltd. (year ended December 31, 2014) USD ( + )	SciVac Ltd. (three months ended March 31, 2014) USD ( - )	SciVac Ltd. (calculated for the nine months ended December 31, 2014) USD ( = )	SciVac Ltd. (calculated for the nine months ended December 31, 2014) CAD ( = )
Gross Margin
Revenue	2,868,000	902,636	1,965,364	2,171,531
Cost of sales	(3,699,000)	(1,016,437)	(2,682,563)	(2,963,964)
Gross loss	(831,000)	(113,801)	(717,199)	(792,433)
General and Administrative Expenses
General, administrative and selling	2,728,000	691,144	2,036,856	2,250,522
Research and development	634,000	123,163	510,837	564,424
	3,362,000	814,307	2,547,693	2,814,946
Loss before other item	(4,193,000)	(928,108)	(3,264,892)	(3,607,379)
Financial expenses	(2,598,000)	(23,868)	(2,574,132)	(2,844,158)
Net loss before tax	(6,791,000)	(951,976)	(5,839,024)	(6,451,538)
Income taxes benefit	1,119,000	152,316	966,684	1,068,089
Net Loss	(5,672,000)	$(799,660)	$(4,872,340)	$(5,383,448)
Other Comprehensive loss	1,021,000	255,250	765,750	846,077
Total comprehensive loss for the year	$(4,651,000)	$(544,410)	$(4,106,590)	$(4,537,371)

G-32

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the nine months ended December 31, 2014 and year ended March 31, 2014.

(Expressed in Canadian dollars) (unaudited)

For the purposes of the unaudited pro forma consolidated financial statements, SciVac’s unaudited statement of operations was calculated for the twelve months ended March 31, 2014 by: (i) adding SciVac’s statement of operations for the year ended December 31, 2013, (ii) subtracting SciVac’s statement of operations for the three months ended March 31, 2013 and (iii) adding SciVac’s statement of operations for the three months ended March 31, 2014. The calculation is as follows:

	SciVac Ltd. (year ended December 31, 2013) USD ( + )	SciVac Ltd. (three months ended March 31, 2013) USD ( - )	SciVac Ltd. (three months ended March 31, 2014) USD ( + )	SciVac Ltd. (calculated for the twelve months ended March 31, 2014) USD ( = )	SciVac Ltd. (calculated for the twelve months ended March 31, 2014) CAD ( = )
Gross Margin
Revenue	1,661,000	415,250	902,636	2,148,386	2,263,925
Cost of sales	(3,986,000)	(996,500)	(1,016,437)	(4,005,937)	(4,221,375)
Gross loss	(2,325,000)	(581,250)	(113,801)	(1,857,551)	(1,957,449)
General and Administrative Expenses
General, administrative and selling	2,852,000	713,000	691,144	2,830,144	2,982,348
Research and development	613,000	153,250	123,163	582,913	614,262
	3,465,000	866,250	814,307	3,413,057	3,596,610
Loss before other item	(5,790,000)	(1,447,500)	(928,108)	(5,270,608)	(5,554,059)
Financial income	348,000	87,000	-	261,000	275,036
Financial expenses	(3,595,000)	(898,750)	(23,868)	(2,720,118)	(2,866,405)
Net loss before tax	(9,037,000)	(2,259,250)	(951,976)	(7,729,726)	(8,145,427)
Income taxes benefit	176,000	44,000	152,316	284,316	299,606
Net Loss	$(8,861,000)	$(2,215,250)	$(799,660)	$(7,445,410)	$(7,845,821)
Other Comprehensive loss	(1,822,000)	(455,500)	255,250	(1,111,250)	(1,171,013)
Total comprehensive loss for the year	$(10,683,000)	$(2,670,750)	$(544,410)	$(8,556,660)	$(9,016,834)

7. INCOME TAXES

The pro forma effective income tax rate applicable to the consolidated operations will be approximately 34%.

G-33

APPENDIX H – INFORMATION CONCERNING SPINCO

CORPORATE STRUCTURE	H-3
Intercorporate Relationships	H-3
GENERAL DEVELOPMENT OF SPINCO'S BUSINESS	H-4
Business of Spinco	H-4
THE CORDERO PROJECT	H-5
Project Description and Location	H-6
Accessibility, Climate, Local Resources, Infrastructure and Physiography	H-10
History and Exploration	H-11
Geological Setting and Mineralization	H-12
Drilling	H-13
Sample Preparation, Analysis and Security	H-13
Mineral Resource Estimates	H-15
AVAILABLE FUNDS AND PRINCIPAL PURPOSES	H-16
Available Funds	H-16
Principal Purposes	H-16
BUSINESS OBJECTIVES AND MILESTONES	H-17
SELECTED FINANCIAL INFORMATION	H-17
Financial Statements	H-17
Selected Unaudited Pro Forma Financial Information	H-18
MANAGEMENT'S DISCUSSION AND ANALYSIS	H-19
Overall Performance	H-19
Selected Annual Information	H-19
Significant Acquisitions and Significant Dispositions	H-20
Liquidity and Capital Resources and Requirements	H-20
Transactions with Related Parties	H-20
Proposed Transactions	H-20
Additional Disclosure for Companies without Significant Revenue	H-21
Disclosure of Outstanding Share Data	H-21
Business Risks and Uncertainties	H-21
Contractual Obligations	H-21
Financial Instruments and Risk Management	H-22
Off-Balance Sheet Arrangements	H-22
DESCRIPTION OF SECURITIES DISTRIBUTED	H-22
Spinco Shares	H-22
Stock Options	H-22
Listing of Spinco Shares	H-22
DIVIDENDS OR DISTRIBUTIONS	H-23
CONSOLIDATED CAPITALIZATION	H-23
OPTIONS TO PURCHASE SECURITIES OF SPINCO	H-23
Stock Option Plan	H-23
PRIOR SALES	H-25
PRINCIPAL SECURITYHOLDERS	H-25

H-1

DIRECTORS AND EXECUTIVE OFFICERS	H-26
Name, Occupation and Security Holdings	H-26
Cease Trade Orders	H-27
Bankruptcies	H-27
Penalties or Sanctions	H-28
Conflicts of Interest	H-28
EXECUTIVE COMPENSATION	H-28
Compensation Discussion and Analysis	H-28
Named Executive Officer Compensation	H-30
Named Executive Officer Consulting Agreements	H-30
Termination and Change of Control Benefits	H-30
Option-Based Awards	H-30
Director Compensation	H-31
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	H-31
AUDIT COMMITTEE AND CORPORATE GOVERNANCE	H-31
Audit Committee	H-31
Corporate Governance	H-32
Board Practices	H-34
RISK FACTORS	H-37
PROMOTERS	H-46
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	H-47
Legal Proceedings	H-47
Regulatory Actions	H-47
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	H-47
AUDITORS, TRANSFER AGENTS AND REGISTRARS	H-47
Auditor	H-47
Registrar and Transfer Agents	H-47
MATERIAL CONTRACTS	H-47
INTEREST OF EXPERTS	H-48
OTHER MATERIAL FACTS	H-48
FINANCIAL STATEMENTS	H-48

H-2

The following is a summary of Spinco, its business and operations, which should be read together with the more detailed information and financial statements contained elsewhere in the Circular, to which this Appendix H is attached. The information contained in this Appendix H, unless otherwise indicated, is given as of May 1, 2015, the date of the Circular.

Capitalized terms used in this Appendix H and not defined herein have the meaning ascribed to such terms in the "Glossary of Terms" or elsewhere in the Circular. Unless otherwise indicated herein, references to"$" are to Canadian dollars and references to "US$" are to United States dollars. See "Currency and Exchange Rates" in the Circular. See also "Cautionary Note Regarding Forward-Looking Statements and Risks" in the Circular.

CORPORATE STRUCTURE

1027949 B.C. Ltd. ("Spinco") was incorporated pursuant to the BCBCA on February 18, 2015. Spinco is not currently a reporting issuer and the Spinco Shares are not listed or quoted for trading on any stock exchange. Upon completion of the Arrangement, Spinco expects that it will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Application will be made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on the TSX or any other stock exchange.

As part of the Arrangement, Spinco will change its name to "Levon Resources Ltd.".

Spinco's head office is located at Suite 500, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. The registered and records office of Spinco is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Intercorporate Relationships

As of the date of this Circular, Spinco does not have any subsidiaries. Upon completion of the Arrangement, Spinco's subsidiaries will include the British Columbia incorporated wholly-owned Valley High Ventures Ltd. ("Valley High"), three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan, S.A. de C.V. ("Minera Titan") and Minera El Camino, S.A. de C.V. and three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd., Citrine Investment Holdings Limited and Turney Assets Limited.

H-3

The following is the anticipated intercorporate structure of Spinco following completion of the Arrangement:

GENERAL DEVELOPMENT OF SPINCO'S BUSINESS

Business of Spinco

Spinco was incorporated to acquire, hold and operate the existing business of Levon. To that end, Spinco will acquire prior to the Effective Time from Levon the following mineral claims, property and other interests:

1.	35,178,572 shares of Pershing Gold Corporation;

2.

The Levon Mineral Properties, being all mining claims (whether patented or unpatented), concessions, leases, licences, surface rights or other rights to explore for, exploit, develop, mine or produce minerals which any of Levon or any of its subsidiaries owns, has an interest in, or has a right or option to acquire or use, including without limitation the Cordero Project, together with all joint venture, earn-in and other contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Levon Mineral Properties in Levon's possession or control relating to such Levon Mineral Properties;

3.	All of the outstanding shares of the Levon Subsidiaries;

4.	An outstanding convertible debenture in the amount of $1.1 million currently payable to Levon;

5.	The office leases of Levon and/or its subsidiaries;

H-4

6.	Insurance policies of the Levon and/or any of its subsidiaries;

7.	All fixed assets of Levon and/or its subsidiaries (including office furniture, equipment or supplies);

8.	Any Contracts entered into by the Levon and/or its subsidiaries;

9.	All receivables including IVA/VAT tax;

10.	Tax losses of Levon which can be transferred or rolled over into Spinco;

11.	All right, title and interest in and to the use of the name "Levon Resources Ltd." and any associated trademarks;

12.

Cash equal to the greater of US$2,000,000 and that amount by which the cash and negotiable securities of Levon, less the current liabilities of Levon, in each case immediately prior to the Effective Time, exceeds $27,000,000;

13.	All securities held by Levon, including those of its subsidiaries; and

14.	Other than the Retained Assets, all other assets of any kind of Levon.

For greater certainty, the Spinco Assets do not include (i) $27,000,000 in cash or (ii) all minute books of Levon and copies of all books, ledgers, files, lists, reports, correspondence and other data and information, including all data and information stored on computer-related or other electronic media, relating to Taxes of Levon or which may reasonably be required by Levon after the Effective Time in connection with Returns, for audit purposes or in connection with required public disclosure pursuant to applicable Securities Laws or stock exchange rules, all of which will be owned by Levon upon completion of the Arrangement.

Of the Levon Mineral Properties, management of Spinco considers the Cordero Project to be its material property for the purposes of NI 43-101. Upon completion of the arrangement, Spinco's primary business focus will be the acquisition, exploration and, as warranted, development of precious and base metals prospects, including further exploration of the Cordero Project. See in this Appendix H, "The Cordero Project".

Upon completion of the Arrangement, Levon Shareholders (including former Levon Optionholders who receive Spinco Shares) will own 100% of Spinco and Spinco will have three of the same directors as Levon's current directors and the same management and staff as Levon's current management and staff, plus approximately $25 million in cash, marketable securities and convertible debentures, more specifically consisting of approximately US$3.35 million in U.S. funds, $2.0 million in Canadian funds, more than $2.0 million in IVA/VAT tax receivables in Mexico, $16 million in shares of Pershing Gold Corporation and $1.1 million in convertible debentures to pursue the exploration business formerly run by Levon. See in the Circular, "The Arrangement".

For more information regarding the business of Spinco following completion of the Arrangement, see the section entitled "Information on the Company" in Levon's revised annual report on Form 20-F/A dated June 30, 2014 ("Form 20-F"), which is available under Levon's corporate profile on SEDAR at www.sedar.com.

THE CORDERO PROJECT

The information in this Appendix H with respect to the Cordero Project is extracted from the technical reported dated October 15, 2014 pertaining to the Cordero Project (the "Cordero Report") that was commissioned by and prepared for Levon by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, in compliance with NI 43-101. Mr. Welhener is a "Qualified Person" and considered "independent" as both those terms are defined in NI 43- 101. See in this Appendix H, "Interest of Experts".

H-5

A copy of the Cordero Report may be inspected at Levon Shareholders at Levon's head office at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, during normal business hours prior to the Meeting, or at the Meeting, and is available under Levon's corporate profile on SEDAR at www.sedar.com.

Project Description and Location

Location

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo del Parral.

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Shaft entry underground operations mining of narrow (1 m), high grade veins to the water table (50-80 m depths) existed in the district until 2013 when the artisan mining was discontinued due to the transfer of claim ownership to Levon.

Mineral Rights

The Cordero Project consists of approximately 37,000 hectares of contiguous mining claims covering the entire Cordero district and is wholly-owned by Minera Titan, which is a Mexico company wholly-owned by Levon. The claims were mostly acquired by staking (concesionas mineras).

In early 2013, Minera Titan exercised two options to purchase agreements for two claim groups covering most historical mine workings and the Cordero mineral resource. Retained royalties on the two options are summarized in the table below.

In July 2013, Minera Titan purchased the 15.8 hectare Aida claim located in the central part of the existing Cordero mineral resource (June 2012 Mineral Resource Update Technical Report, IMC (as hereinafter defined)) for a cash payment with no underlying royalties. The Aida claim purchase consolidated 100% Minera Titan ownership of all the Cordero project claims covering the resource discovery area and the entire district.

H-6

The following table lists the Cordero Project claims owned in 2013 and the related agreement obligations:

				Main Obligations
Claim Name (Lot)	Title Number	Area (hectares)	Ownership	Mining Taxes	Assessment Filing	Additional Notes
Sansón	230434	7510.8325	Minera Titán 100%	Paid to January 2015	Complete to May 2014	Applications were done by Minera Titan directly.
Sansón I	231280	950.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Sansón II	231281	400.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Sansón fracción 1	228104	0.0763	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Sansón fracción 2	228105	0.0906	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Titán	235089	1,700.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Titán I	235090	8,150.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Titán II	241084	100.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
La Perla	240461	400.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
San Pedro	215161	1.9422	Minera Titán 100%	Paid to January 2015	Complete to May 2014	San Pedro purchased (100%) from Minera Cordilleras in 2010. Underlying 2 % NSR (only under this lot). Minera Titan has first right of refusal. Assignment agreement is legally registered.
Unif. Cordero	171994	218.8683	Minera Titán 100%	Paid to January 2015	Complete to May 2014

On February 21, 2013, option was exercised with Jandrina, S. de R. L., Mi. Assignment agreement has been registered. Minera Titan has right to purchase up to 1% at a rate of US$500,000 per each 0.5%. Minera Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered.

Argentina	179438	3.9140	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Catas de Plateros	177836	2.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Sergio	214655	9.8172	Minera Titán 100%	Paid to January 2015	Complete to May 2014
El Santo Job	213841	155.5708	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Todos Santos	238776	2.5040	Minera Titán 100%	Paid to January 2015	Complete to May 2014
Josefina	172145	6.0750	Minera Titán 100%	Paid to January 2015	Complete to May 2014	On February 21, 2013, option was exercised with Mr. Eloy Herrera. Underlying 1% NSR. Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered.
Berta	182264	16.5338	Minera Titán 100%	Paid to January 2015	Complete to May 2014
La Unidad dos	212981	175.7555	Minera Titán 100%	Paid to January 2015	Complete to May 2014
La Unidad	178498	78.2960	Minera Titán 100%	Paid to January 2015	Complete to May 2014
San Octavio	165481	2.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2014	San Octavio was acquired on May 2, 2012 from Fernando Rascon. Not underlying NSR or other obligations. Assignment agreement is legally registered.
Aida	189299	15.8610	Minera Titán 100%	Paid to January 2015	Complete to May 2014

The Aida claim was acquired on July 2, 2013 after five year of negotiation with ten heirs of it. The price agreed two millions of dollars. Not underlying NSR or other obligations. Assignment agreement is legally registered.

TOTAL		19900.1372

H-7

In 2014, Minera Titan staked an additional 17,000 hectares to the west and south of the past 20,000 hectare claim position in order to cover altered and mineralized rocks and the prospective strike extensions of Cordero mineralized belts. The newly staked Minera Titan claims cover ground previously withdrawn from mineral entry by a Mexico Federal Government natural gas claim. Recently the Federal Government reopened portions of the natural gas claim for mineral entry which facilitated Minera Titan staking, which brings the total project claim position to 37,000 hectares.

The claims are contiguous, cover the entire Cordero district and are 100% owned by Levon through Minera Titan. Two small third party claims are the only inlying claims not held by Levon and they are located on the perimeter of the Perla Felsic Dome target 5 km to the south of the resource.

The following table lists the five new claims staked by Minera Titan:

New Continuous Mining Claim Applications
Claim	Status	Area (hectares)	Owner	Pending	Comments
Ostra	In process	3,799.7726	Minera Titán 100%	Not applied until titles have been granted.	The applications were submitted on June 25, 2014. The survey works of each application have be submitted on September 12, 2014. The applicationsare in process according Mining Law.
Volcán	In process	3,755.900	Minera Titán 100%
Oeste	In process	3,694.7510	Minera Titán 100%
Signos	In process	5,919.3928	Minera Titán 100%

After completion of the Arrangement, Spinco will own a 100% interest in the Cordero Project through the ownership of Minera Titan.

H-8

Surface Exploration Rights

Surface exploration rights for the Cordero Project claims that cover the principle exploration areas are maintained by separate signed agreements between Minera Titan, five private ranches, and the San Juan Ejido. The agreements are transferable. The agreement payment schedules are summarized in the following table and are being renegotiated to adjust to the current market. The agreements include rentals on core storage and field office facilities on the site.

Agreement/Owner	Company in the Agreement	Sign Date	Expiration Date	Payments	Note
Rancho San Luis/Jorge Luis Valles Maldonado	Minera Titán, S.A. de C.V.	November 1, 2011	November 1, 2015	US$ 1,500 monthly	US$1,500/mo. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
Ejido Rancho Cordero/José Antonio Rivas Ibarra	Coro Minera de México, S.A. de C.V. /Minera Titán, S.A. de C.V	October 25, 2010	December, 2014	MXN$5,613.34 monthly, payable bi-monthly (amount update)	MXN$5,613.34 monthly, payable bi-monthly. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
Rancho San Julián/Jose Alberto Rico Urbina	Minera Titán, S.A. de C.V.	Renewal on January 2, 2014	The time required to carry out mining exploration work	US$ 31,192.27 annual. 12 monthly payments of US$ 2,598.27	12 monthly payments of US$ 2,598.27 When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00
"La Perla"/Arturo Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$ 250 (per month payable bimonthly)

The agreement is on hold and no monthly fees are currently being paid.

US$ 250 (per month payable bimonthly) When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00

"La Perla"/Jesús Francisco Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$ 500 (per month payable bimonthly)

The agreement is on hold and no monthly fees are currently being paid.

US$ 500 (per month payable bimonthly) When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00. There is an agreement of water supply (US$250 per day) and backhoe rental (US$400 for each hour of effective work and US$300 for each eight-hour wait) derived from this agreement executed on May 2, 2012. Validity: The time required to carry out mining exploration work.

Fernando Rascón. (Rancho San Juan)	Minera Titán, S.A. de C.V.	April 24, 2012	The time required to carry out mining exploration work	(No payment for access)

(No payment for access) This is a letter in which Mr. Fernando Rascón Chávez (co-owner) authorizes Minera Titán to enter to "Rancho San Juan" When drilling, Titan will pay US $100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00

Fernando Rascón (Lease of the core storage and field office)	Minera Titán, S.A. de C.V.	October 1, 2014	September 30, 2015	MXN$19,500. 00 monthly.	MXN$19,500. 00 monthly Core storage and field office facilities renewal. The rent price shall adjust according consumer index prices.

H-9

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cordero Project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral. The main project access is by the eastern secondary ranch road located one hundred meters north of the State Highway kilometer marker 150. The access road is currently maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero Project. After completion of the Arrangement, Spinco will retain the Levon field office for its operations.

Topography, Climate and Physiography

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 m and average 1,600 m.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

Vegetation

The dominant vegetation consists of xerophytes scrub, with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

Accessibility

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

Local Resources and Infrastructure

Hidalgo del Parral is the nearest town and logistical center. Parral is one of Mexico's oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes. Additionally, the nearby mining centers of Santa Barbara and San Francisco del Oro provide another source of labor.

Until 2013 small scale artisanal underground mining with contract miners were working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan scale mines are centered on high grade silver veins about the Cordero felsic volcanic dome in the southeastern part of the property. Mining ceased once Levon exercised the options to purchase the claims in 2013.

H-10

Water is available from wells and abandoned mine shafts within the project area that pierce the water table from depths of 50 m to 80 m. Currently, Levon uses these sources for drill water.

A two-tower electric transmission line crosses the southern part of the Cordero Project property and is within 6 km of the Cordero resource. The power is sourced from the Mexico power grid and is the main trunk line for Parral. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. The CFE, Mexico's power authority, did a study for Levon which concluded that there is sufficient power availability for the Cordero Project from the Mexico power grid.

History and Exploration

Prior to 2009, Valley High had consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position. Levon started exploration at Cordero in February 2009 through a joint venture agreement with Valley High. By August 2009 under Levon's direction as operator, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north. Transferable surface access agreements are now in place with key surface owners for the land package. Exploration has been mostly in the central Cordero Porphyry Belt area in the southern tier of the property in the area of the 2009 discovery holes and resource grid drilling. Some initial exploration drill holes have also been completed in the Molina de Viento Caldera Daitreme Complex, the Dos Mil Diez Diatreme of the Cordero Porphyry Belt and in the Porfido Norte Belt 10 km to the north and the Perla Volcanic Center 5 km to the south.

In February 2009, Levon signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN $1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop their wholly-owned Cordero-Sanson Property 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In February of 2009, Levon commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). Levon geologic mapping established the Cordero Porphyry Belt trends northeast and has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past. The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings. The only past bulk tonnage deposit exploration had apparently been by Penoles in the past and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits and for skarn deposits in the southwestern most stock in the northern porphyry belt.

In Phase 1 exploration, by October 2009, Levon had drilled three discovery core holes, which were separated by 1.3 km. The best discovery hole was in the Pozo de Plata Diatreme, which Levon first recognized early in Phase 1 and the best intercept in the Levon discovery holes was in C09-5 that intersected 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb in the mineralized Pozo de Plata Diatreme.

Four follow up phases of exploration grid drilling were conducted to offset the initial discovery holes. The grid drilling revealed widespread, bulk tonnage mineralization among the discovery holes, which represents a large scale bulk tonnage discovery. The first indicated and inferred resources were calculated by Independent Mining Consultants ("IMC") under the regulations of the NI 43-101 reporting requirements by June 2011 near the end of Phase 3 drilling. M3 Engineering and Technology ("M3") completed a NI 43-101 Preliminary Economic Assessment on the near surface 30% of the initial resource (indicated & inferred) by January 2012 as Phase 4 drilling continued. An updated NI 43-101 resource estimate was completed on Phase 4 results in June 2012. This report was then amended and re-filed in May 2013. An NI 43-101 compliant mineral resource update report for the Cordero Project was filed in October 2014.

H-11

Concurrently with the resource grid drilling, exploration holes were completed to initially test a series of outlying, targets defined by geologic mapping, sampling and geophysical surveys. The geophysics included 3D induced polarization, air borne magnetic, electromagnetic and radiometric surveys, ground gravity and a high resolution magnetotellurics survey. The outlying drill results locally encountered mineralization that warrants some additional exploration follow up in the future.

To the date of this Circular, Levon has focused on the central mineral resource of Cordero including 2013 and 2014 exploration grid drilling of the Aida claim located in the center of the resource, which was finally acquired in July of 2013 after about 7 years of negotiations. Levon bought the claim outright for USD$2,000,000 with no underlying royalties. The Aida drill results were better than expected and were included in the updated October 2014 NI 43-101 compliant report prepared by IMC.

Geological Setting and Mineralization

The Cordero discovery is an emerging district centered on high level, Tertiary porphyry style, bulk tonnage, silver, gold, zinc, lead mineralization. Cordero has an ideal mining infrastructure setting, located in rolling cattle country, accessed by state highways with a main electrical power corridor cutting across a southern part of the claims. Cordero is within an emerging Chihuahua-Zactatecas regional trend of similar deposits, which includes Penasquito (Goldcorp Inc.), Camino Rojo (Goldcorp Inc.), Pitarilla (Silver Standard Resources, Inc.) and San Agustin (Silver Standard Resources, Inc.) and others. Cordero includes two porphyry belts and a third mineralized volcanic center to the south (Perla). Cordero is projected to have discovery potential for multiple bulk tonnage deposits. Drilling in 2009 through 2014 totaled 127 m in 274 core holes. Initial discovery holes were drilled in 2009 and the holes were subsequently offset by step out drilling on a systematic drill grid that covers the Pozo de Plata Diatreme, Josefina Mine Zone, the southwest portion of the Cordero Porphyry Zone and the La Ceniza Stock in an area that measures about 3 km by 2 km. The drilling indicates the mineralization zones combine into a large scale, bulk tonnage silver, zinc, lead mineral resource.

Silver, gold, zinc, lead and locally copper and moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a sequence of interbedded Cretaceous limestone, calcareous mudstone, siltstone and sandstone.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt to about 15 km (60% increase) since the 2009 discovery holes of Levon. The Belt is defined by six porphyry centres, all of which are mineralized and encompass targets for bulk tonnage Ag, Au, Zn, Pb type deposits. Recognition of three mineralized diatreme complexes to the southwest of the current resource and active and past mines in the Cordero district significantly expands the untested exploration potential of the belt. The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast, to progressively deeper intrusive centers toward the southwest. This district scale pattern accounts for the three high levels, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast. Recognition of this geologically controlled geometry is guiding the systematic district scale exploration.

H-12

Drill results reveal five types of silver, gold, zinc and lead vein mineralization:

•	Type 1 – Narrow, high grade vein zone mineralization of galena, sphalertie and some tetrahedrite;

•

Type 2 – Diatreme breccia mineralization: clasts, matrix and through going veins hosted by diatreme breccia and mineralized rhyolite and dacite breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite. Diatreme mineralization crops out in the Pozo de Plata Diatreme discovery and is exposed to 500 m depths in the discovery drill grid;

•

Type 3 - High grade, massive sulfide replacement type mineralization (mantos) within the contact zones of porphyry intrusives; coarse grained argentiferous galena, sphalerite and lessor pyrite. Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31. It represents a prime high grade mineralization target type;

•

Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits: sphalerite, marmotite, argentiferous galena, minor, very fine grained silver bearing galena, pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals. Porphyry style pervasive and stockwork controlled alteration assembledges, from green argillic, argillic, propyllitic, phyllic and potassic alteration are zoned toward the center of the mineralized system. Pervasive and vein, intergrown alteration minerals including rusty weathering carbonate, rhodacrosite and calcite often substitute for silica within the alteration assembledges in the near surface environment; and

•

Type 5 – Younger dacite porphyry hosted disseminated and stockwork copper and molyodenite mineralization beneath the porphyry silver, gold, zinc, lead mineralization of the resource in a northeast part of the resource (exposed in hole C11- 163).

Drilling

The Cordero mineral resource, as set out in the Levon 2014 Tech Report is based exclusively on Levon core drilling data. A majority of the holes were drilled either in a northerly or southerly direction on a drill grid that ranges from 50 m to 200 m drill site spacing depending on the intrusive center being drilled.

The latest core drilling was conducted by Landdrill International S.A. De C.V., Mexico City in 2012, and Oretest Drilling S.A. De C.V., Mazatlan, Mexico in 2013 and 2014. The companies drilled on a contract basis using best drilling industry core drilling equipment, supplies and practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone and the Cordero Felsic Dome had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

The borehole database was assembled by Levon and provided to IMC for use in developing the mineral resource estimate for the Levon 2014 Tech Report.

Sample Preparation, Analysis and Security

The Cordero drill data comes from core drilling. During the drilling process, Levon provided the following procedure for handling the core, logging data and preparing samples for shipment to ALS Chemex and Act Labs for sample preparation and assaying:

1.

The core is drilled. Drillers put wood blocks as a footage marker in the core box as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 mm) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800 m hole depths to extending drilling ranges.

2.	The core boxes are transported from the drill rig to the Cordero core shed twice daily and laid out on the ground in the order it was drilled.

3.	The core is washed with a hose by the geologist and the geology is examined, but the core is not touched.

4.	The core recovery is measured and recorded using the core blocks for depth reference.

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5.	The core is photographed with a digital camera in the sun when possible, wet and dry.

6.

The geologist completes a CoreMap (log) of the core generally within 30 minutes of when the core is first laid out and provides the DailyCoreMap for scanning and manual data entry into the MasterDailyCoreMap spreadsheet database.

7.	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the MasterQuicklog spreadsheet database.

8.	The core is marked by the geologist for sawing and sampling.

9.	The core is sawed along the geologist's marks.

10.	Core is sampled continuously through two meter sample intervals for all core drilled.

11.

The geologist prepares the Standards and Blanks and Twin list using the CoreMap and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted.

12.

The core is sampled. The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core intervals designated by the geologist and marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

13.	The core samples are bagged in rice bags for ALS Chemex (and in the latest drilling ActLabs) pickup at the core shed.

14.

ALS Chemex (or in the latest drilling ActLabs) is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck. A rice bag tally sheet for each shipment is prepared for the project records for each shipment by the sampling team.

15.	Once the samples are ready for transfer to the assay lab, a shipment is picked up by the lab and the following procedure completes the assaying of the samples.

16.	The lab takes custody of the samples and drives them to their Chihuahua sample preparation facility for processing. The labs ship the sample pulps to their Vancouver labs for analysis.

17.

The ALS Chemex lab in Vancouver contacts Levon when each shipment of sample pulps arrives. Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALS Chemex. For the recent ActLab analyses Levon assembled standard, twin and blank QAQC sample numbered envelopes shipped with the core samples. ActLabs then prepared the samples and inserted the Levon QAQC samples in to the sample stream in sample number order.

18.

The labs email the preliminary and final lab results to Levon and the results are compiled into the MasterDH and ALSChemexDH spreadsheet databases and more recently into an Access database for the entire project.

19.	The labs email the final signed and scanned assay certificates, which are compiled and archived.

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The Cordero data base assays were run by ALS Chemex and more recently ActLabs (from hole C13-251), which are ISO-certified laboratories. The sample preparation and assaying procedure is:

20.	Split core samples were prepared for assaying at the labs in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

21.

Assaying was performed at the ALS Chemex lab (or ActLabs after hole C13-251) in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi- element inductively coupled argon plasma package using a four-acid digestion with over-limit results reanalyzed using ICP-atomic emission spectroscopy.

Mineral Resource Estimates

The Cordero September 2014 mineral resource estimate is based on 245 drill holes completed through April 2014. A total of 274 holes have been drilled at Cordero of which 245 lie within the mineral resource block model volume. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme ("Pozo"), the Cordero Felsic Dome and the adjacent Porphyry Zone to the northeast along the strike of the Cordero Porphyry Belt. Outlying initial exploration drilling has intersected mineralization, but no high grade discovery holes that warrant immediate offset, resource definition drilling.

The mineral resource is tabulated within an open pit geometry using an inverse distance estimation block model. The mineral resource is based on 120,239 m of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

The mineral resource crops out at the surface. The resource has not been fully delineated by drilling along most of it perimeter nor at depth down the plunge to the northeast. Within the geometry of the modeled open pit containing the resource, rock in largely undrilled areas has been modeled as unmineralized waste rock. The resulting present calculated stripping ratio (modeled waste to ore) is 1.2 to 1.

A silver equivalent grade in grams per tonne ("g/t") is calculated for each model block based on the metal grades, estimate of mill recovery for each metal and the metal prices. A summary of the recoveries and metal prices is as follows:

Metal	Mill Recovery	Metal Price
Silver	85.0%	$20.00/oz
Gold	18.0%	$1250/oz
Zinc	81.0%	$0.94/lb
Lead	80.0%	$0.95/lb

The use of a silver equivalent ("AgEq") to represent the value of the deposit is a change from the previous mineral resource estimates where a NSR was used. This change is to provide the deposit value in a format consistent with the reporting by other polymetalic resource companies.

The September 2014 mineral resource is summarized in the table below at a 15.0 g/t AgEq cutoff grade. The major change from the June 2012 mineral resource is the drilling within the Aida claim which was purchased by Levon subsequent to the June 2012 mineral resource and no mineralization on the Aida claim included in the June 2012 mineral resource estimate. The additional drilling also allowed portions of the previous inferred resource to be re-classified as indicated. The mineral resource is within an open pit geometry based on a standard floatation mill with separate zinc and lead circuits, the mill recoveries, operating costs for process, general and administrative expenses and mining, and the post property costs for concentrate shipping and treatment.

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Class	ktonnes (metric tonnes X 100)	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %
Indicated	848,462	41.03	17.91	0.050	0.479	0.254
Inferred	92,158	31.39	15.00	0.029	0.327	0.195

Contained Metal	Ag, ounces	Au, ounces	Zn, billion pounds	Pb, billion pounds
Indicated	448,494,796	1,366,129	8.953	4.742
Inferred	44,448,039	84,746	0.663	0.397

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

Pursuant to the terms of the Arrangement Agreement, assuming completion of the Arrangement and the transfer by Levon to Spinco of the Spinco Assets, it is anticipated that Spinco will have available working capital of an amount equal to the greater of US$2,000,000 and that amount by which the cash negotiable securities of Levon, less the current liabilities of Levon, in each case immediately prior to the Effective Time, exceed $27,000,000.

See in this Appendix H, "Management's Discussion and Analysis".

Principal Purposes

The following table summarizes expenditures anticipated by Spinco required to achieve its business objectives during the 24 months following completion of the Arrangement and the proposed listing of the Spinco Shares on the TSX (see "Business Objectives" which follows).

Principal Purpose	Amount
Cordero Project maintenance	$1,621,158
General & administrative expenses for 24 months(1)	$2,709,614
Total:	$4,330,772

(1)

Estimated general and administrative expenses for 24 months following listing of the Spinco Shares on the TSX, comprised of consulting fees ($1,140,300), investor relations fees ($744,014), professional fees ($462,000), regulatory and transfer fees ($136,500), travel and related expense ($126,000) and rent and miscellaneous fees of ($100,800).

Spinco intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

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BUSINESS OBJECTIVES AND MILESTONES

With the funds available to it as described above under the heading "Available Funds and Principal Purposes", Spinco intends to focus on maintaining the Cordero Project in the short-term before proceeding with the exploration of the Cordero Project as recommended in the Cordero Report, meet its contractual obligations with respect to certain other of the Spinco Assets, and expand its portfolio of exploration properties as and when suitable opportunities are identified and the capital market conditions for junior exploration companies improve. In order to achieve these objectives and ensure that Spinco is positioned to take advantage of new exploration opportunities as they arise, the Spinco Assets will include cash equal to the greater of US$2,000,000 and that amount by which the cash negotiable securities of Levon, less the current liabilities of Levon, in each case immediately prior to the Effective Time, exceed $27,000,000.

Spinco may consider pursuing other opportunities in the mid to long-term and may seek additional financings to pursue such opportunities as they arise, but has no plans to do so at this time.

SELECTED FINANCIAL INFORMATION

Financial Statements

Included as Schedule 1 to this Appendix H are audited financial statements of Spinco for the period from incorporation on February 18, 2015 to March 31, 2015, comprised of a statement of financial position at March 31, 2015, statements of loss and comprehensive loss, changes in shareholder's equity, and clash flows for the 42 day period ended March 31, 2015. The financial statements of Spinco were prepared in accordance with International Financial Reporting Standards.

Included as Schedule 2 to this Appendix H are the unaudited pro forma consolidated financial statements of Spinco in respect of Spinco after giving effect to the Arrangement and the acquisition by Spinco of the Spinco Assets as at and for the nine months ended December 31, 2014 and for the year ended March 31, 2014, comprised of a pro forma consolidated statement of financial position, pro forma consolidated statement of operations and loss, and notes to such statements.

H-17

Selected Unaudited Pro Forma Financial Information

The following table sets out selected unaudited pro forma consolidated financial information for Spinco as at December 31, 2014 and for the nine months ended December 31, 2014 assuming the Arrangement occurred on December 31, 2014, all of which is qualified by the more detailed information contained in the unaudited pro forma consolidated financial statements of Spinco as at and for the nine months ended December 31, 2014 and for the year ended March 31, 2014, included as Schedule 2 to this Appendix H.

	1027949 BC Ltd., as at December 31, 2014	Levon Resources Ltd., as at December 31, 2014	Adjustments	Pro forma

ASSETS
Current assets
Cash and cash equivalents	$1	$34,605,197	$(30,110,225)	$4,494,973
Amounts receivable	-	20,456	-	20,456
Prepaid expenses and other current assets	-	165,408	-	165,408
Marketable securities	-	11,835,441	-	11,835,441
	1	46,626,502	(30,110,225)	16,516,278

Non-current assets
Reclamation deposits	-	32,629	-	32,629
Amounts receivable	-	1,971,510	-	1,971,510
Exploration and evaluation assets	-	128,763,649	(78,763,649)	50,000,000
Convertible debenture	-	1,059,932	-	1,059,932
Property and equipment	-	83,853	-	83,853
Total Assets	$1	$178,538,075	$(108,873,874)	$69,664,202

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$-	149,443	-	149,443
Due to related parties	-	106,995	-	106,995
Total liabilities	-	256,438	-	256,438

EQUITY
Share Capital	1	237,742,882	(168,335,119)	69,407,764
Equity Reserves	-	16,427,674	(16,427,674)	-
Accumulated Other Comprehensive income (loss)	-	369,861	(369,861)	-
Deficit	-	(76,258,780)	76,258,780	-
Total Equity	1	178,281,637	(108,873,874)	69,407,764
Total Liabilities and Equity	$1	$178,538,075	$(108,873,874)	$69,664,202

The accompanying notes are an integral part of these unaudited consolidated pro forma financial statements.

H-18

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is as at March 31, 2015 and covers the period from Spinco's incorporation on February 18, 2015 to March 31, 2015. It includes financial information from, and should be read in conjunction with, the financial statements of Spinco and the notes thereto, which are attached as Schedule 1 to this Appendix H, as well as the disclosure contained throughout this Appendix H and the Circular. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise indicated.

Overall Performance

Spinco was incorporated on February 18, 2015 and commenced business at that time. Spinco's sole business focus has been to (i) acquire and operate the Levon Mineral Properties and (ii) make application with a view to obtaining a listing for the Spinco Shares on the TSX. To that end, Spinco entered into the Arrangement Agreement with Levon, its sole shareholder, and SciVac (see in the Circular, "The Arrangement"). As of the date hereof, Spinco has not made any significant acquisitions or dispositions since incorporation.

As of the date of this MD&A, Spinco has limited cash reserves as its incorporation costs and operations have been funded, to date, by its sole shareholder, Levon. Following completion of the Arrangement, Spinco will have available funds of approximately $6 million to pursue the exploration business formerly run by Levon which management believes will be sufficient for all of Spinco's minimum needs in the first 24 months following listing on the TSX. See in this Appendix H, "Available Funds and Principal Purposes". Spinco may seek to raise additional funds through public or private equity funding, bank debt financing or from other sources.

The financial statements included in the Circular reflect Spinco's start-up costs and initial operations to the date of the respective statements.

Selected Annual Information

The following table sets forth selected financial information with respect to Spinco, which information has been derived from and should be read in conjunction with the audited financial statements of Spinco for the period from its incorporation on February 18, 2015 to March 31, 2015 (attached to this Appendix H as Schedule 1).

Period from incorporation on February 18, 2015 to March 31, 2015 (audited)
Total expenses	$0
Loss and comprehensive loss for the period, being Deficit	$(0)
Balance Sheet	As at March 31, 2015 (audited)
Current assets	$1
Total assets	$1
Total liabilities	$0
Shareholders' equity/(deficit)	$(1)
Number of common shares outstanding	1

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Significant Acquisitions and Significant Dispositions

Other than the pending acquisition of the Spinco Assets, which includes Levon's interest in the Levon Mineral Properties, Spinco has made no significant acquisitions or dispositions since incorporation. See in this Appendix H, "General Development of Spinco's Business".

Liquidity and Capital Resources and Requirements

To date Spinco's operations have been funded by Levon, its sole shareholder. As at March 31, 2015 Spinco had share capital of $0.01 and no working capital.

Spinco has no source of revenue, income or cash flow. It is, as of the date of this MD&A, wholly dependent upon its sole shareholder, Levon, for advance of funds or upon raising monies through the sale of Spinco Shares to finance its business operations. Spinco also needs to have adequate working capital for TSX listing purposes, being a minimum of $2,000,000 and a sufficient amount to complete recommended programs and to cover a minimum of 24 months' of general and administrative expenses, anticipated property payments and capital expenditures. As a result of the transfer of the Spinco Assets by Levon, upon completion of the Arrangement it is anticipated that Spinco will have available funds of an amount equal to the greater of US $2,000,000 and that amount by which the cash negotiable securities of Levon, less the current liabilities of Levon, in each case immediately prior to the Effective Time, exceed $27,000,000. Management of Spinco estimates that such funds will be sufficient for all of Spinco's minimum needs in the first 24 months following listing of the Spinco Shares on the TSX. See in this Appendix H, "Available Funds and Principal Purposes" and "Risks Factors".

Transactions with Related Parties

Spinco is party to the Arrangement Agreement (See in the Circular, "The Arrangement – The Arrangement Agreement".

As at the date of the Circular, Spinco is Levon's wholly-owned subsidiary and the sole director of Spinco is also the President and Chief Executive Officer and a director of Levon. See in this Appendix H, "Directors and Executive Officers".

Concurrent with completion of the Arrangement, Spinco will enter into consulting agreements with each of Ron Tremblay, Vic Chevillon, the CFO, once appointed, and Christina Boddy, which will be effective as of and contingent on the completion of the Arrangement, pursuant to which they will provide management and administrative services to Spinco (see in this Appendix H, "Contractual Obligations" below and "Executive Compensation – Named Executive Officer Consulting Agreements").

Proposed Transactions

Spinco is a party to the Arrangement Agreement and intends to apply for the listing of the Spinco Shares on the TSX. Upon completion of the Arrangement and satisfaction of all of the outstanding listing requirements of the TSX, management of Spinco anticipates Spinco will be a publicly traded junior mineral exploration company, with a portfolio of exploration properties in Mexico and the United States, as well as an experienced board of directors and management team and, in the view of its management, capitalization sufficient to achieve its business objectives in the near term.

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In order to become effective, the Arrangement Resolution must be approved by:

(i)	not less than two-thirds of the votes cast by the Levon Shareholders present in person or represented by proxy at the Meeting and voting as a single class;

(ii)

not less than two-thirds of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting and voting together as a single class, with the Levon Optionholders being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the record date of the Meeting in accordance with the terms of the Arrangement; and

(iii)

at least a simple majority of the votes cast by the Levon Securityholders present in person or represented by proxy at the Meeting, with the 33,716,750 votes attaching to the Levon Shares and Levon Options held by Ron Tremblay, Levon's President and Chief Executive Officer, and Vic Chevillon, Levon's Vice President, Exploration, being excluded from such vote in accordance with the requirements of MI 61-101.

See in the Circular, "The Arrangement — Approval of Arrangement Resolution" and "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101".

In addition, completion of the Arrangement is subject to receipt of required regulatory approvals, including the approval of the TSX, the Court and other customary closing conditions, all of which are described in more detail in the Circular. See in the Circular, "The Arrangement". See also in this Appendix H, "Business Objectives and Milestones".

Other than the Arrangement and the transactions proposed to be completed prior thereto, as at the date of this MD&A, Spinco has no proposed asset or business acquisitions or dispositions.

Additional Disclosure for Companies without Significant Revenue

The financial statements included in this Appendix H as Schedule 1 indicate that Spinco has not incurred any expenses for the period ended March 31, 2015.

Disclosure of Outstanding Share Data

Spinco has one class of shares outstanding, being common shares without par value (as previously defined herein, the "Spinco Shares"). As at the date of this MD&A and the date of the Circular, one Spinco Share was issued and outstanding. See in this Appendix H, "Description of Securities Distributed", "Prior Sales" and "Consolidated Capitalization".

As of the date of this MD&A, Spinco has not granted any incentive stock options under the Spinco Option Plan (as hereinafter defined), or otherwise, nor has it issued any other rights or securities to purchase Spinco Shares. The board of directors of Spinco (the "Spinco Board") does not intend to grant any incentive stock options until such time following listing as the trading price of the Spinco Shares on the TSX has stabilized such that a fair market value exercise price for options can be determined. See in this Appendix H, "Options to Purchase Securities of Spinco".

Business Risks and Uncertainties

See in this Appendix H, "Risk Factors" for additional information, risks and uncertainties associated with Spinco, its business and operations, and the Spinco Shares. In addition, see in the Circular, "The Arrangement – Risks Associated with the Arrangement".

Contractual Obligations

Spinco presently has no contractual obligations other than the Arrangement Agreement as disclosed in this Appendix H under "Management Discussion and Analysis - Transactions with Related Parties" and as disclosed in the Circular under "The Arrangement – The Arrangement Agreement".

The Arrangement Agreement provides that Spinco will indemnify Levon, SciVac and their respective affiliates and Representatives (as defined therein) and its subsidiaries from all losses suffered or incurred by Levon or SciVac as a result of, in connection with, arising out of or relating to, directly or indirectly, the Spinco Assets or Spinco Liabilities, provided that Spinco will have no liability unless a notice is provided in respect of a claim thereunder within six years of the Effective Date. See in this Appendix H, "Risk Factors – Indemnified Liability Risk".

H-21

Financial Instruments and Risk Management

See Note 4 to Spinco's audited financial statements for the period ended March 31, 2015, which are attached as Schedule 1 to, and form part of, this Appendix H.

Off-Balance Sheet Arrangements

Spinco does not have any off- balance sheet arrangements.

DESCRIPTION OF SECURITIES DISTRIBUTED

Spinco's authorized share capital consists of an unlimited number of common shares without par value, of which one Spinco Share (held by Levon) is issued and outstanding as fully paid and non- assessable as of the date of the Circular. Assuming completion of the Arrangement and pursuant to its terms, approximately 126,580,961 Spinco Shares will be issued and outstanding as fully paid and non-assessable on completion of the Arrangement, all of which will be held by the Levon Shareholders. The calculation in this Appendix H of the approximate aggregate number of Spinco Shares to be issued pursuant to the Arrangement assumes that: (i) there are no Dissent Shares; and (ii) all outstanding Levon Options will be exercised prior to the Effective Date. For further details with respect to the issuance of the Spinco Shares pursuant to the Arrangement, see in the Circular, "The Arrangement" and, in particular, "Principal Steps of the Arrangement", "Procedure for Exchange of Levon Shares" and "Risks Associated with the Arrangement".

Spinco Shares

Spinco Shares are not subject to any future call or assessment and do not have any pre- emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Spinco Shares, all of which rank equally as to all benefits which might accrue to the holders of the Spinco Shares. All holders of Spinco Shares are entitled to receive a notice of any general meeting to be convened by Spinco. At any general meeting of Spinco, subject to the restrictions on joint registered owners of Spinco Shares, every shareholder of Spinco has one vote for each Spinco Share of which he or she is the registered owner. Voting rights may be exercised in person or by proxy.

The holders of Spinco Shares are entitled to share pro rata in any: (i) dividends if, as and when declared by the Spinco Board, and (ii) such assets of Spinco as are distributable to shareholders upon liquidation of Spinco. The aggregate Spinco Shares outstanding upon completion of the Arrangement will be fully paid and non-assessable.

Stock Options

As of the date of the Circular, Spinco has adopted the Spinco Option Plan - see in this Appendix H, "Options to Purchase Securities of Spinco"; however, it has not granted any incentive stock options, nor has it issued any other rights or securities to purchase Spinco Shares. The Spinco Board does not intend to grant any incentive stock options until such time following listing of the Spinco Shares on the TSX that the trading price of the Spinco Shares has stabilized such that a fair market value exercise price for options can be determined.

Listing of Spinco Shares

An application will be made to the TSX for the listing of the Spinco Shares on the TSX. Listing will be subject to Spinco fulfilling all the initial listing requirements of the TSX. There can be no assurances as to if, or when, the Spinco Shares will be listed or traded on the TSX, or any other stock exchange.

As at the date of the Circular, there is no market through which the Spinco Shares to be issued pursuant to the Arrangement may be sold and Levon Securityholders may not be able to resell the Spinco Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the Spinco Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Spinco Shares, and the extent of issuer regulation.

See in this Appendix H, "Risk Factors".

H-22

DIVIDENDS OR DISTRIBUTIONS

Spinco has not paid any dividends on the Spinco Shares since incorporation. Spinco's management anticipates that Spinco will retain all future earnings and other cash resources for the future operation and development of its business. Spinco does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Spinco Board after taking into account many factors including Spinco's operating results, financial condition and current and anticipated cash needs.

CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of Spinco. The table should be read in conjunction with the unaudited pro forma financial statements of Spinco attached as Schedule 2 to this Appendix H, as well as with other disclosure contained in this Appendix H and in the Circular. See also in this Appendix H, "Description of Securities" and "Prior Sales".

	Authorized	Outstanding as of March 31, 2015	Outstanding as of the date of the Circular	Outstanding assuming completion of the Arrangement
Spinco Shares	Unlimited	1 Spinco Share	1 Spinco Share	126,580,961 Spinco Shares
Long term debt	N/A	Nil	Nil	Nil

OPTIONS TO PURCHASE SECURITIES OF SPINCO

Stock Option Plan

The Spinco Board, with the approval of Levon as Spinco's sole shareholder, has adopted a stock option incentive plan (the "Spinco Option Plan") that will be implemented upon acceptance by the TSX in conjunction with the proposed listing of the Spinco Shares on the TSX. The Spinco Option Plan is a rolling stock option plan that sets the number of Spinco Shares issuable under the Spinco Option Plan at a maximum of 10% of the Spinco Shares issued and outstanding at the time of any grant under the Spinco Option Plan. As of the date of the Circular, Spinco has not granted any incentive stock options under the Spinco Option Plan, or otherwise, nor has it issued any other rights or securities to purchase Spinco Shares. The Spinco Board does not intend to grant any incentive stock options until such time following listing of the Spinco Shares on the TSX that the trading price of the Spinco Shares on the TSX has stabilized, such that a fair market value exercise price for options can be determined.

Summary of the Spinco Option Plan

The principal features of the Spinco Option Plan are as follows:

1.	Eligible participants include directors, senior officers and employees of, and certain other persons who provide services to, Spinco and its subsidiaries ("Eligible Participants").

2.

The number of Spinco Shares which may be issuable under the Spinco Option Plan and all of Spinco's other established or proposed security-based compensation arrangements within a one-year period is limited under the Spinco Option Plan, as follows:

(a)	no more than 5% of the total number of issued and outstanding Spinco Shares on the grant date on a non-diluted basis to any one optionee; and

(b)	no more than 2% of the total number of issued and outstanding Spinco Shares on the grant date on a non-diluted basis to consultants and persons undertaking investor relations activities.

H-23

3.

Absent disinterested shareholder approval, the maximum percentage of Spinco Shares that may be reserved for issuance at any time or issued within one year to insiders pursuant to the Spinco Option Plan and all other established or proposed security-based compensation arrangements of the Spinco is 10% of the outstanding Spinco Shares. Absent disinterested shareholder approval, the maximum percentage of Spinco Shares that may be issuable within one year to any one insider and the insider's associates pursuant to the Spinco Option Plan and all other established or proposed security based compensation arrangements of Spinco is 10% of the outstanding Spinco Shares.

4.	The exercise price for an option must be equal to, and must not be less than, the closing price per Spinco Share on the trading day immediately preceding the grant date.

5.	The Spinco Option Plan provides for the vesting of options over a one year period with 25% for every three months or otherwise as determined by the Spinco Board at the time of grant.

6.	The term for each option will be set by the Spinco Board at the time of issue of the option and must not be more than five years after the grant date.

7.	Under the Spinco Option Plan if an optionee ceases to be an Eligible Person, his, her or its option will be exercisable as follows:

(a)

if the optionee ceases to be an Eligible Person, due to his or her death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to Spinco or to any entity controlled by Spinco, the option held by such optionee will be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date of such option;

(b)

if the optionee, or in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant, the optionee's employer, is employed or engaged, any outstanding option held by such optionee on the date of termination will be cancelled as of that date; or

(c)

if the optionee or, in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under Spinco's retirement policy then in force, or due to his, her or its termination by the Spinco other than for cause, or due to his, her or its voluntary resignation, the option then held by the optionee will be exercisable to acquire vested but unissued option shares at any time up to but not after the earlier of the expiry date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, in the case of a management company employee or a consultant, the optionee's employer, ceases to be an Eligible Person.

8. No optionee may assign any of his, her or its rights under the Spinco Option Plan or any option granted thereunder.

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9.

The Spinco Option Plan permits the Spinco Board to amend or discontinue the plan or options granted thereunder at any time without shareholder approval, provided any amendment to the Spinco Option Plan that requires approval of any applicable exchanges may not be made without approval of such applicable exchanges. However, shareholder approval will be required for changes to the Spinco Option Plan that (a) increase the percentage of shares issuable on exercise of outstanding options at any time; (b) reduce the exercise price of any outstanding options or in respect of the cancellation or re-issue of options; (c) extend the term of any outstanding options beyond the original expiry date of such options unless such extension is due to a blackout period being in effect; (d) increase the maximum limit on the number of securities that may be issued to insiders pursuant to the Spinco Option Plan; (e) permit an optionee to transfer or assign options to a new beneficial holder, other than for estate settlement purposes; or (f) amend the Spinco Option Plan's amendment provisions. Furthermore, no amendment to the Spinco Option Plan or options granted pursuant to the Spinco Option Plan may be made without the consent of an optionee, if it adversely alters or impairs any options previously granted to such optionee under the Spinco Option Plan.

10.	The Stock Option Plan provides additional powers to the Board with respect to the withholding of tax and other required deductions in connection with the exercise of an option.

11.	The Stock Option Plan allows for the extension of options that expire during a blackout period imposed by the Company for a period of 10 business days following the cessation of the blackout period.

A copy of the Spinco Option Plan is available for inspection by Levon Securityholders at Spinco's head office located at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 during normal business hours prior to the Meeting, or at the Meeting.

PRIOR SALES

During the 12 months prior to the date of the Circular, the following Spinco Shares have been issued:

Date	Number of Spinco Shares	Issue price per Spinco Share
February 18, 2015	1	$0.01

See also in this Appendix H, "Description of Securities Distributed" and "Consolidated Capitalization".

PRINCIPAL SECURITYHOLDERS

As of the date of the Circular, Levon holds 100% of the issued Spinco Shares, and following completion of the Arrangement, Levon Shareholders (including former Levon Optionholders who receive Spinco Shares) will own 100% of the issued Spinco Shares.

Assuming completion of the Arrangement, and to the knowledge of Spinco's directors and officers, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then issued Spinco Shares, except for Ron Tremblay, who will hold, directly or indirectly through Stone's Throw (Barbados) Ltd. and Stone's Throw Capital Corp., and exercises control or direction over approximately 14,153,000 Spinco Shares immediately after completion of the Arrangement, representing approximately 11.18% of the then issued and outstanding Spinco Shares (assuming all outstanding Levon Options will be exercised prior to the Effective Date). For the additional assumptions used in calculating the foregoing Spinco securityholdings, see in this Appendix H, "Description of Securities Distributed".

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DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holdings

As at the date of this Circular, Ron Tremblay, a director of Levon, is the sole director of Spinco. Immediately prior to the completion of the Arrangement, Levon, as the sole shareholder of Spinco, will elect Vic Chevillon, Gary Robertson, Barry Charles Honig, Daniel Vickerman and Ed Karr as directors, in order for the Spinco Board to consist of six directors, as set out below. After completion of the Arrangement, the directors of Spinco will be elected annually at each annual general meeting of the Spinco shareholders and will hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the Articles of Spinco or such director becomes disqualified to serve as a director. As at the date of this Circular, the sole director of Spinco holds no Spinco Shares. As of the date of the Circular, Spinco has not yet determined who the Chief Financial Officer ("CFO") of Spinco will be upon completion of the Arrangement. A CFO will be appointed before completion of the Arrangement. Assuming completion of the Arrangement and based on the number of outstanding Levon Shares and Levon Options beneficially owned, directly or indirectly, or over which control or direction is exercised by all of the directors and executive officers of Spinco as a group at the date of the Circular, the number and percentage of Spinco Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all of the directors and executive officers of Spinco as a group will be approximately 26,597,260 or 21.01% (assuming all outstanding Levon Options will be exercised prior to the Effective Date) of the then issued and outstanding Spinco Shares. For the additional assumptions used in calculating the foregoing Spinco securityholdings, see in this Appendix H, "Description of Securities Distributed". See in the Circular, "The Arrangement – SciVac Lock-Up Agreements".

The name, province or state and country of residence, position in office, and principal occupation of each of the directors and executive officers of Spinco upon completion of the Arrangement are as follows:

Name and residence	Director and/or officer since	Principal occupation for past five years
Ron Tremblay Los Cabos, Mexico Director, Chief Executive Officer and President	February 18, 2015, date of incorporation of Spinco.	Director, Chief Executive Officer and President of Levon, a junior exploration company whose current business will be operated by Spinco.
Victor Chevillon Nevada, USA Director and VP, Exploration	To be elected upon completion of the Arrangement

Certified Professional Geologist; President of Chevillon Exploration Consulting, a private company that provides geological exploration, modeling and assessment services for the mining industry; Director and Vice President, Exploration of Levon.

Gary Robertson New Brunswick, Canada Director	To be elected upon completion of the Arrangement

Chartered Financial Planner-CFP®, Financial Advisor and Director, Private Client Group of HollisWealth Advisory Services Inc. (formerly DundeeWealth – Dundee Private Investors Inc.), providing individuals and private companies with financial services; Director of Levon, Avino Silver & Gold Mines Ltd., Coral Gold Resources Ltd. and Sage Gold Ltd.

Barry Charles Honig(1)(2)(3) Florida, USA Director and Chairman	To be elected upon completion of the Arrangement	President and owner of GRQ Consultants Inc., a private company providing corporate finance consulting services to emerging growth clients.
Daniel Vickerman(1)(2)(3) London, England Director	To be elected upon completion of the Arrangement

Head of Europe/UK Sales and managing Partner at Edgecrest Capital UK LLP, a private company that provides a full range of financial services, including investment banking, equity sales and trading and research.

Edward Karr(1)(2)(3) Geneva, Switzerland Director	To be elected upon completion of the Arrangement	CEO of RAMPartners S.A., a private financial services organization in Geneva, Switzerland proving capital raising, investment banking and asset management services.

____________

(1)	Member of the Spinco Audit Committee.

(2)	Member of the Spinco Governance and Nominating Committee.

(3)	Member of the Spinco Compensation Committee.

Members of the Spinco Audit Committee, Governance and Nominating Committee and Compensation Committee will be appointed immediately upon completion of the Arrangement.

See in this Appendix H, "Audit Committee and Corporate Governance".

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Cease Trade Orders

As at the date of the Circular, no current or proposed director or executive officer of Spinco is, or within the ten years prior to the date of the Circular has been, a director, chief executive officer or chief financial officer of any company (including Spinco), that while that person was acting in that capacity:

(a)	was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of Spinco, as at the date of the Circular no current or proposed director, executive officer, or shareholder holding a sufficient number of securities of Spinco to affect materially the control of Spinco is, or within the ten years prior to the date of the Circular has:

(a)

been a director or executive officer of any company (including Spinco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Penalties or Sanctions

To the knowledge of Spinco, as at the date of the Circular no current or proposed director, executive officer, or shareholder holding a sufficient number of securities of Spinco to affect materially the control of Spinco has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the current and proposed directors and officers of Spinco will not be devoting all of their time to the affairs of Spinco. Certain of the current and proposed directors and officers of Spinco are directors and officers of other companies, some of which are in the same business as Spinco.

The directors and officers of Spinco are required by law to act in the best interests of Spinco. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to Spinco may result in a breach of their obligations to the other companies, and in certain circumstances this could expose Spinco to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of Spinco. Such conflicting legal obligations may expose Spinco to liability to others and impair its ability to achieve its business objectives.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Spinco will not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs (as hereinafter defined). Additionally, Spinco may implement a cash- based restricted share unit plan (the "Spinco RSU Plan") after completion of the Arrangement to compensate and incentivize Spinco's directors and management. Spinco recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package will be included to enable Spinco to meet different objectives. The objectives of base salary will be to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) will be to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards will be to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of Spinco. Implementation of new incentive stock option plans and amendments to the existing stock option plan will be the responsibility of Spinco's Compensation Committee (as hereinafter defined). The objectives of the Spinco RSU Plan, if and when one is implemented, will be determined by the Compensation Committee.

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The compensation of the NEOs will be reviewed and recommended for the Spinco Board's approval by the Compensation Committee. Although the Spinco Board has not formally evaluated the risks associated with Spinco's proposed compensation policies and practices, the Spinco Board has no reason to believe that any risks that arise from Spinco's compensation policies and practices are reasonably likely to have a material impact on Spinco.

Upon completion of the Arrangement, the members of the Compensation Committee will be Barry Charles Honig (Chair), Daniel Vickerman and Ed Karr, all of whom are independent directors pursuant to applicable laws in Canada.

The general objectives of Spinco's compensation strategy will be to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)	align management's interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable Spinco to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account Spinco's stage of development and its available financial resources. Spinco's compensation packages will be designed to provide a blend of non-cash stock option compensation and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value will be rewarded with cash bonuses.

Spinco will have no other forms of compensation other than the compensation program outlined above and, potentially, the Spinco RSU Plan, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services will be paid for by Spinco at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of Spinco's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants will be made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

Spinco will rely on the discretion and judgment of the Spinco Board in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of Spinco, to ensure such arrangements reflect the responsibilities and risks associated with each position. There will be no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Spinco Board will be guided by the general objectives of Spinco's compensation strategy as set out above.

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Named Executive Officer Compensation

As of the date of the Circular, Ron Tremblay, the sole director of Spinco, is Spinco's sole "Named Executive Officer" ("NEO"), as such term is defined in applicable securities legislation. Upon completion of the Arrangement and the appointment of the Spinco Board and management, as described under the section "Directors and Executive Officers" in this Appendix H, Spinco's NEOs will be:

(a)	Ron Tremblay, proposed President and Chief Executive Officer and current Director of Spinco;

(b)	Victor Chevillon, proposed Vice-President Exploration and Director of Spinco; and

(c)	the CFO of Spinco, once appointed by Spinco before completion of the Arrangement.

Since incorporation and as at the date of the Circular, Spinco's NEO has not been compensated by Spinco for his services as such. Spinco's NEO is also one of Levon's NEO, and has been compensated for his services to date by Levon. Concurrently with the completion of the Arrangement, Spinco will enter into employment and/or consulting agreements with its NEOs pursuant to which the NEOs will provide management and administrative services to, and be compensated for those services by, Spinco, and which will provide for payments to the NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change of control of Spinco or a change in the NEO's responsibilities.

Named Executive Officer Consulting Agreements

It is proposed that Spinco will enter into consulting agreements with Messrs. Tremblay and Chevillon and the CFO of Spinco, once appointed.

Messrs. Tremblay's and Chevillon's and the CFO's annual retainers will be determined after Spinco is publically listed, once the time commitments of the various individuals have been determined, these amounts will be reviewed by the Compensation Committee.

Termination and Change of Control Benefits

Under the terms of the proposed consulting agreements with Messrs. Tremblay and Chevillon, in the event of a termination of the respective agreements other than for cause, Messrs. Tremblay and Chevillon will each be entitled to certain compensation by Spinco based on the terms of their respective agreements to be entered into between Spinco and the respective parties. The precise terms of such compensation payments will be determined prior to completion of the Arrangement, once the time commitments of the various individuals are determined, and after these amounts are reviewed by the Compensation Committee.

Option-Based Awards

An Option Based Award will be in the form of an incentive stock option plan. The objective of the incentive stock option will be to reward NEOs, employees' and directors' individual performance at the discretion of the Spinco Board upon the recommendation of the Compensation Committee.

The Spinco Option Plan will be administered by the Compensation Committee. The process Spinco will use to grant option based awards will be upon the recommendations of the Compensation Committee. The role of the Compensation Committee will be to recommend to the Spinco Board the compensation of Spinco's directors and NEOs which the Compensation Committee feels is suitable.

The Spinco Board, as a result of a recommendation by the Compensation Committee, does not intend to grant any incentive stock options until such time following listing of the Spinco Shares on the TSX that the trading price of the Spinco Shares on the TSX has stabilized, such that a fair market value exercise price for options can be determined.

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Director Compensation

Since its incorporation, Spinco has not paid its sole director a fee for acting as such, nor has it granted any options or share-based awards.

Following completion of the Arrangement and the appointment of the proposed directors, Spinco does not intend to compensate its non-executive directors. However, directors will be entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors, and Spinco may, from time to time, grant to its directors incentive stock options to purchase Spinco Shares under the Spinco Option Plan. Additionally, if and when the Spinco RSU Plan is implemented by Spinco, the directors of Spinco may be entitled to receive restricted share unit equivalents under the Spinco RSU Plan at the discretion of the Spinco Board and the recommendation of the Compensation Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since its incorporation and as of the date of the Circular, no director or officer of Spinco, or any associate or affiliate of such person, is or ever has been indebted to Spinco with respect to the purchase of securities or otherwise; nor has any such person's indebtedness to any other entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Spinco.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

Audit Committee Charter

Immediately before completion of the Arrangement, the Spinco Board will adopt an Audit Committee Charter which will be reviewed annually and sets out the role and oversight responsibilities of the Spinco audit committee (the "Audit Committee") with respect to:

•

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;

•	the engagement, evaluation, remuneration, and termination of the external auditors;

•	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

•	its relationship with and expectations of the internal auditor;

•	its oversight of internal control;

•	disclosure of financial and related information; and

•	any other matter that the Audit Committee feels is important to its mandate or that which the board chooses to delegate to it.

The Audit Committee Charter is attached as Schedule 3 to this Appendix H.

Composition

Upon completion of the Arrangement, the Audit Committee will consist of three directors, being Barry Charles Honig, Daniel Vickerman and Ed Karr.All of the members are independent, financially literate and at least one member has accounting or related financial expertise. "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Spinco's financial statements. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

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The Audit Committee will assist the Spinco Board in its oversight of Spinco's consolidated financial statements and other related public disclosures, Spinco's compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee will have direct communications channels with Spinco's auditors. The Audit Committee will review Spinco's financial statements and related management's discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

Relevant Education and Experience

Barry Charles Honig and Ed Karr have recently held positions as directors of other reporting issuers which face the breadth and level of complexity of issues which can reasonably be expected to be raised by Spinco's financial statements. In such capacities, they have developed an understanding of the accounting principles to be used by Spinco to prepare its financial statements and in connection with the accounting for estimates, accruals and reserves and of internal controls and procedures used for financial reporting.

Daniel Vickerman is a seasoned institutional sales and corporate finance professional with 20 years of experience in the financial industry. He is currently Managing Partner, Head of UK of Edgecrest Capital UK. In such capacity, he has developed an understanding of the accounting principles used for financial reporting. Prior to joining Edgecrest Capital UK, Mr. Vickerman was Managing Director, Co-Head of Canadian Equity Sales UK at Canaccord Genuity Corp. Mr. Vickerman also formerly worked at Thomas Weisel where he served as Senior Vice President. Mr. Vickerman has extensive experience working with mineral exploration and development companies listed on the TSX. Mr. Vickerman holds a Bachelor of Arts, Economics from the University of Western Ontario.

Audit Committee Oversight

The Audit Committee does not expect to make any recommendations to the Spinco Board to nominate or compensate any external auditor.

Pre- Approval Policies and Procedures

The Audit Committee will adopt specific policies and procedures for the engagement of non-audit services as described under the heading "External Auditors" in Spinco's Audit Committee Charter.

Reliance on Certain Exemptions

Spinco's auditor, Smythe Ratcliffe LLP, Chartered Accountants, have not provided any material non-audit services.

External Auditor Service Fees

Since Spinco's incorporation on February 18, 2015, no fees, audit or otherwise, have been billed to Spinco by its auditor, Smythe Ratcliffe, LLP, Chartered Accountants, as all audit and related service fees in connection with the Arrangement and all transactions contemplated thereby will be borne by Levon, including fees for preparation of audited and pro- forma financial statements for Spinco.

Corporate Governance

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose the corporate governance practices that they have adopted according to guidance provided pursuant to National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201").

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The Spinco Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted NP 58-101, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by reporting issuers of their corporate governance practices. This section sets out Spinco's approach to corporate governance and addresses Spinco's compliance with NI 58-101.

Board of Directors

The Spinco Board will facilitate its independent supervision over management by choosing management who demonstrate a high level of integrity and ability and by having strong independent Spinco Board members. The independent directors proposed to be appointed to the Spinco Board will be able to meet at any time without any of the non-independent directors being present. Further supervision will be performed through the Audit Committee, who may meet with Spinco's auditors without management being in attendance.

Directors are considered to be "independent" if they have no direct or indirect material relationship with Spinco. A "material relationship" is a relationship which could, in the view of the Spinco Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

Immediately prior to completion of the Arrangement, the Spinco Board will consist of six directors, of whom four will be independent. None of the four unrelated directors has any direct or indirect material relationship with Spinco (other than as a holder of shares of Levon) which could, in the view of the Spinco Board, reasonably interfere with the exercise of a directors' independent judgment. Messrs. Gary Robertson, Barry Charles Honig, Daniel Vickerman and Ed Karr will be independent directors. Ron Tremblay, who is the current sole director of Spinco, will also be the President and Chief Executive Officer of Spinco, and Vic Chevillon will be the Vice President, Exploration of Spinco. As officers of Spinco, neither Mr. Tremblay nor Mr. Chevillon will be independent directors.

The Spinco Board will meet at least once every quarter and following any annual meeting of shareholders. The frequency of the meetings and the nature of the meeting agendas will be dependent on the nature of the business and affairs which Spinco faces from time to time.

To facilitate the functioning of the Spinco Board independently of management, the Audit Committee, Compensation Committee and Governance and Nominating Committee will consist entirely of independent directors. When appropriate, members of management will not be present for the discussion and determination of certain matters at meetings of the Spinco Board. The independent directors will hold in-camera meetings regularly following certain board meetings and Audit Committee meetings at which non-independent directors and members of management are not in attendance.

Other Directorships

Certain current and proposed directors of Spinco are directors of other reporting issuers as described in the following table:

Name of Director	Name of Other Reporting Issuers of which the Director is a Director
Barry Charles Honig	Pershing Gold Corporation (OTC Bulletin Board)
Victor Chevillon	Levon
Ron Tremblay	Levon
Gary Robertson	Levon Avino Silver & Gold Mines Ltd. Coral Gold Resources Ltd. Sage Gold Ltd.

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Board Practices

Immediately prior to completion of the Arrangement, the Spinco Board will be comprised of six directors. The size and experience of the Spinco Board is important for providing Spinco with effective governance in the mining industry, upon completion of the Arrangement. The Spinco Board's mandate and responsibilities can be effectively and efficiently administered at its proposed size. The proposed Chairman of the Spinco Board will not be a member of management and is considered independent within the meaning of NI 58-101. The proposed Spinco Board will be able to function independently of management as required. Assuming completion of the Arrangement, directors will be elected for a term of one year at the annual general meeting. Since incorporation, Spinco's sole director was elected by Levon, Spinco's sole shareholder.

Procedures are in place to allow the Spinco Board to function independently and to facilitate open and candid discussion among its independent members. The Spinco Board and its committees will conduct in camera sessions, at which members of management will not be present. The in camera sessions are intended not only to encourage the Spinco Board and its committees to independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Spinco Board.

Mandate of the Spinco Board, its Committees and Management

The role of the Spinco Board will be to oversee the conduct of Spinco's business, including the supervision of management, and determining Spinco's strategy. Management will be responsible for Spinco's day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Spinco Board for consideration and approval. The strategic plan will take into account, among other things, the opportunities and risks of Spinco's business. Management will provide the Spinco Board with periodic assessments as to those risks and the implementation of Spinco's systems to manage those risks. The Spinco Board will review the personnel needs of Spinco from time to time, having particular regard to succession issues relating to senior management. Management will be responsible for the training and development of personnel. The Spinco Board will assess how effectively Spinco communicates with shareholders, but will not adopt a formal communications policy at this time. Through the Audit Committee, and in conjunction with its auditors, the Spinco Board will assess the adequacy of Spinco's internal control and management information systems. The Spinco Board will look to management to keep it informed of all significant developments relating to or effecting Spinco's operations. Major financings, acquisitions, dispositions and investments will be subject to Spinco Board approval. A formal mandate for the Spinco Board, the Chief Executive Officer and the Chief Financial Officer is not considered necessary at this time since the relative allocation of responsibility is well understood by the proposed management of Spinco, since the proposed management of Spinco is the current management of Levon. The Spinco Board will meet as required. The Spinco Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Position Descriptions

The Spinco Board will have three committees: the Audit Committee, the Compensation Committee and, the Governance and Nominating Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and reports to the Spinco Board on the activities of the committee. Because the size and nature of Spinco's business allows each director to understand his role in progressing Spinco's operations, the Spinco Board has not yet developed written position descriptions for the Chair of each Spinco Board committee.

The Spinco Board has not developed a written position description for the Chairman of the Spinco Board. However, the responsibilities of the Chairman include the efficient operation of the Spinco Board, ensuring that the Spinco Board is alert to its obligations to Spinco, providing leadership to the Spinco Board, as well as chairing meetings of the Spinco Board.

The Spinco Board has not developed a written position description for the Chief Executive Officer. However, the established role of the Chief Executive Officer is to provide leadership and vision for Spinco, to oversee the executive management of Spinco, to develop long term and short term strategic plans, financial and operating plans, to report to the Spinco Board and shareholders and to manage relationships with stakeholders.

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Orientation and Continuing Education

Given that Spinco was only recently incorporated, Spinco has not yet established a formal orientation policy for new Spinco Board members. However, the Spinco Board will ensure that new directors are provided with access to the policies of the Spinco Board and other relevant corporate and business information. Directors will also be kept informed as to matters impacting, or which may impact, Spinco's operations through regular communications from management and reports and presentations given by management and employees at Spinco Board meetings. The current and proposed directors of Spinco, who are experienced in boardroom procedures and corporate governance and have a good understanding of Spinco's business, will also be available to any new directors to provide information regarding Spinco's business and to answer any questions new directors may have.

Ethical Business Conduct

The Spinco Board considers the fiduciary duties placed on individual directors by Spinco's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Spinco Board in which the director has an interest is sufficient to ensure that the Spinco Board operates independently of management and in the best interests of Spinco.

Prior to completion of the Arrangement, the Spinco Board will adopt a Code of Business Practice & Conduct which requires that Spinco's directors, officers and employees maintain the highest level of integrity in their dealings with each other and with the public on behalf of Spinco.

The Code of Business Practice & Conduct can be viewed at http://www.levon.com/spincodocuments.asp.

Whistleblower Policy

Prior to completion of the Arrangement, Spinco will adopt a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code of Business Practices & Conduct has occurred, or who have concerns regarding corporate fraud, unethical business conduct, questionable accounting or auditing practices, or a violation of provincial or federal securities laws to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made to the General Counsel and the Chair of the Audit Committee. Complaints may be investigated internally by management, by the Spinco Board, or the appropriate committee or referred to the police or the appropriate regulatory authority.

Nomination of Directors

The Spinco Board will not have a formal process for identifying new candidates for Spinco Board nomination at this time. The Spinco Board will consider its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Spinco Board's duties effectively and to maintain a diversity of views and experience.

The process for identifying and recommending the nomination of new Spinco Board candidates is set forth in the Governance and Nominating Committee Charter. The Governance and Nominating Committee, together with the Chairman of the Board and the Chief Executive Officer, will provide the Spinco Board with a list of individuals recommended for election to the Spinco Board at the annual meeting of shareholders. Before recommending a candidate, replacement or additional director, the Governance and Nominating Committee will review his or her qualifications, availability to serve, conflicts of interest and other relevant factors.

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Governance and Nominating Committee

The Governance and Nominating Committee will act in an advisory capacity to the Spinco Board with respect to governance and nominating matters. The purpose of the Governance and Nominating Committee will be to:

•	manage the corporate governance system for the Spinco Board;

•	assist the Spinco Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Spinco Board and management of Spinco;

•	review the Chief Executive Officer's succession plan;

•	recommend to the Spinco Board nominees for appointment of the Spinco Board;

•	lead the Spinco Board's annual review of the Chief Executive Officer's performance; and

•	annually review and set an agenda of the Spinco Board on an ongoing basis.

Upon completion of the Arrangement, the Governance and Nominating Committee will consist of three independent directors, Barry Charles Honig, Daniel Vickerman and Ed Karr.

Prior to completion of the Arrangement, Spinco will adopt the Governance and Nominating Committee Charter, which can be viewed at http://www.levon.com/spincodocuments.asp.

Compensation Committee

The Spinco compensation committee (the "Compensation Committee") will recommend to the Spinco Board the compensation of Spinco's directors and the Chief Executive Officer which the Compensation Committee feels is suitable. Its recommendations will be reached primarily by comparison of the remuneration paid by Spinco with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of Spinco.

Immediately prior to completion of the Arrangement, the Compensation Committee will consist of three independent directors, Barry Charles Honig, Daniel Vickerman and Ed Karr. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

Prior to completion of the Arrangement, Spinco will adopt the Compensation Committee Terms of Reference (the "Terms of Reference"), which can be viewed at http://www.levon.com/spincodocuments.asp. The Terms of Reference will ensure that independent directors determine and review the compensation of executives on behalf of the Spinco Board and design the compensation policies and packages so as to attract, retain, and motivate quality employees while not exceeding market rates.

Assessment

The Spinco Board proposes to assess, at least annually, the effectiveness of the Spinco Board as a whole, the committees of the Spinco Board and the contribution of individual directors, including considering the appropriate size of the Spinco Board.

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RISK FACTORS

An investment in Spinco Shares, as well as Spinco's prospects is highly speculative due to the high-risk nature of its business and the present stage of its development. Shareholders of Spinco may lose their entire investment. The risks described below are not the only ones facing Spinco. Additional risks not currently known to Spinco, or that Spinco currently deems immaterial, may also impair Spinco's operations. If any of the following risks actually occur, Spinco's business, financial condition and operating results could be adversely affected.

Levon Securityholders should consult with their professional advisors to assess the Arrangement and their resulting investment in Spinco. In evaluation Spinco and its business, and whether to vote in favor of the Arrangement, Levon Securityholders should carefully consider, in addition to the other information contained in the Circular and this Appendix H, the risk factors which follow, as well as the risks associated with the Arrangement (see in the Circular "The Arrangement – Risks Associated with the Arrangement"). Those risk factors may not be a definitive list of all risk factors associated with the Arrangement, an investment in Spinco or in connection with Spinco's business and operations.

There is uncertainty regarding Spinco's ability to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that Levon's current exploration programs will result in profitable mining operations for Spinco. The recoverability of the carrying value of exploration and evaluation assets and Spinco's ability to continue as a going concern will be dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of Spinco to raise alternative financing.

Upon completion of the Arrangement, Spinco will be in the exploration stage of its properties. If Spinco determines based on Levon's most recent information that it is feasible to begin operations on its properties, Spinco will be required to raise additional capital in order to develop and bring the properties into production. Spinco's ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, Spinco's properties, Spinco's prospects, metal prices, businesses competing for financing and Spinco's financial condition. There can be no assurance that Spinco will be able to raise funds, or to raise funds on commercially reasonable terms.

Levon has a history of losses and, following completion of the Arrangement, Spinco will be required to raise additional capital to continue its operations and to mine its properties.

Levon has not been profitable since its inception. For the fiscal year ended March 31, 2014, Levon had a net loss of $5,078,398 and an accumulated deficit on March 31, 2014 of $72,675,558. Levon has not generated revenues from operations and, following completion of the Arrangement, Spinco does not expect to generate revenues from operations until one or more of Spinco's properties are placed in production. All of Spinco's properties will be in the exploration stage, which means that Spinco will have no known mineral reserves on its properties. Upon completion of the Arrangement, Spinco will not have sufficient funds to fully complete exploration and development work on any of its properties, which means that Spinco will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of its properties into commercial production, if warranted. If Spinco fails to raise additional funds it will curtail its activities and may risk being able to maintain its interests in its mineral properties.

Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, and, development or production on one or more of Spinco's properties and any properties Spinco may acquire in the future or even a loss of property interests. This will include Spinco's leases over claims covering the principal deposits on its properties, which may expire unless Spinco expends minimum levels of expenditures over the terms of such leases. Spinco cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to Spinco. Future financings may cause dilution to Spinco's shareholders.

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Spinco will have no history of producing metals from its mineral properties.

Spinco will have no history of producing metals from any of its properties. After completion of the Arrangement, Spinco's properties will all be exploration stage properties in various stages of exploration. Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, Spinco will be subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•	completion of feasibility studies to identify reserves and commercial viability, including the ability to find sufficient silver reserves to support a commercial mining operation;

•	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•	the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;

•	the availability and cost of appropriate smelting and/or refining arrangements, if required;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance exploration, development and construction activities, as warranted;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

•

the costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies. It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up. Accordingly, Spinco's activities may not result in profitable mining operations and Spinco may not succeed in establish mining operations or profitably producing metals at any of our properties.

Increased costs could affect Spinco's financial condition.

Spinco anticipates that costs at its projects that it may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on Spinco's profitability.

A shortage of equipment and supplies could adversely affect Spinco's ability to operate its business.

Spinco is dependent on various supplies and equipment to carry out its mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on Spinco's ability to carry out its operations and therefore limit or increase the cost of production.

Mining and resource exploration is inherently dangerous and subject to conditions or events beyond Spinco's control, which could have a material adverse effect on Spinco's business and plans.

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Mining and mineral exploration involves various types of risks and hazards, including:

•	environmental hazards;

•	power outages;

•	metallurgical and other processing problems;

•	unusual or unexpected geological formations;

•	personal injury, flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•	inability to obtain suitable or adequate machinery, equipment, or labor;

•	metals losses;

•	fluctuations in exploration, development and production costs;

•	labor disputes;

•	unanticipated variations in grade;

•	mechanical equipment failures; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. Spinco may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, will not be generally available to Spinco or to other companies within the mining industry. Spinco may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.

As Spinco will not have completed feasibility studies on any of its properties and not have commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by Spinco's feasibility studies and drill results, which to the date of this Circular have been produced by Levon. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this Appendix H have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver or other commodities may render portions of Spinco's mineralization and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations Spinco may reach. Any material reductions in estimates of mineralization, or of Spinco's ability to extract this mineralization, could have a material adverse effect on its share price and the value of its properties.

The mining industry is highly speculative and involves substantial risks.

The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Spinco may be affected by numerous factors which are beyond Spinco's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in Spinco not receiving an adequate return on investment capital.

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Spinco's properties will all be at the exploration stage and will have no proven reserves. Spinco's exploration activities on its properties may not be commercially successful, which could lead Spinco to abandon its plans to develop the property and its investments in exploration.

Spinco's long-term success will depend on its ability to identify mineral deposits on its existing properties and other properties it may acquire, if any, that it can then develop into commercially viable mining operations. Despite the to-date exploration work performed by Levon on its mineral claims, which after completion of the Arrangement will be Spinco's mineral claims, no known bodies of commercial ore or economic deposits have been established on any of these properties. In addition, after completion of the Arrangement, Spinco will be at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on its properties. Mineral exploration is highly speculative in nature, involves many risks and is frequently non- productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold, silver and other commodity exploration is determined in part by the following factors:

•	the identification of potential mineralization based on surficial analysis;

•	availability of government-granted exploration permits;

•	the quality of Spinco's management and geological and technical expertise; and

•	the capital available for exploration and development work.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Spinco may invest significant capital and resources in exploration activities and abandon such investments if Spinco is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of Spinco's securities and its ability to raise future financing.

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of Spinco's operations and financial condition.

Spinco's long-term viability and future profitability will depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond Spinco's control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the Canadian dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewelry and industrial products containing metals;

•	sales by central banks and other holds, speculators and producers of gold and other metals in response to any of the above factors; and

•	any executive order curtailing the production or sale of gold.

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold prices decline or remain low for prolonged periods of time, Spinco may be unable to develop its properties, which may adversely affect its results of operations, financial performance and cash flows.

A decrease in the market price of gold and other metals could affect the commercial viability of Spinco's properties and its anticipated development of such properties in the future. Lower gold prices could also adversely affect Spinco's ability to finance exploration and development of its properties.

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Spinco may not be able to obtain all required permits and licenses to place any of its properties into production.

Spinco's operations will require licenses and permits from various governmental authorities. Spinco believes that upon completion of the Arrangement, it will hold all necessary licenses and permits under applicable laws and regulations and will be complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Spinco will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Spinco's exploration activities are subject to various federal, provincial, state and local laws and regulations.

Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on Spinco. Applicable laws and regulations will require Spinco to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, Spinco may be required to stop its exploration activities until a particular problem is remedied or in order to undertake other remedial actions.

Spinco's activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

Upon completion of the Arrangement, all phases of Spinco's operations will be subject to environmental regulation in the jurisdictions in which Spinco will operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in Spinco's operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on Spinco's properties or some portion of its business, causing Spinco to re- evaluate those activities at that time.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on Spinco's business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on Spinco, its venture partners and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact Spinco's ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, Spinco cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Spinco or other companies in Spinco's industry could harm its reputation. The potential physical impacts of climate change on Spinco's operations are highly uncertain, and would be particular to the geographic circumstances in areas in which Spinco will operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of Spinco's operations.

Land reclamation requirements for Spinco's properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

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Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;

•	treat ground and surface water to drinking water standards; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations that may become imposed on Spinco in connection with its potential development activities, Spinco must allocate financial resources that might otherwise be spent on further exploration and development programs. After completion of the Arrangement, Spinco plans to set up a provision for its reclamation obligations on its properties, as appropriate, but this provision may not be adequate. If Spinco is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Spinco's operations will be subject to potential political or economic instability and unexpected regulatory change.

Certain of Spinco's properties will be located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Spinco's mineral exploration activities could be adversely effected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	chancing fiscal regimes;

•	fluctuations in currency and exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing mineral properties; and

•	unenforceability of contractual rights,

any of which may adversely affect Spinco's business in that country.

Title to some of Spinco's mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims. Any impairment or defect in title could have a negative impact on Spinco's results of operations and financial condition.

The acquisition of title to mineral properties is a very detailed and time-consuming process. There is no guarantee that title to any of Spinco's properties will not be challenged or impaired. Third parties may have valid claims underlying portions of Spinco's interests, including prior unregistered liens; agreements; transfers or claims, including aboriginal land claims; and title may be affected by, among other things, undetected defects. As a result, Spinco may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to, or defect in, title to Spinco's properties could have a material adverse effect on its business, financial condition or results of operations.

Spinco will not maintain insurance with respect to certain high- risk activities, which will exposes Spinco to significant risk of loss.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations or other conditions are often encountered. Spinco may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it cannot maintain insurance at commercially reasonable premiums. Any significant claim would have a material adverse effect on Spinco's financial position and prospects. Upon completion of the Arrangement, Spinco will not be covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) may be prohibitively expensive. Spinco may have to suspend operations or take cost interim compliance measures if it is unable to fully fund the cost of remedying an environmental problem, if one occurs.

Spinco may become subject to costly litigation.

After completion of the Arrangement, Spinco may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert Spinco's management from its business operations. In addition, if Spinco is unable to resolve any litigation favorably, it may have a material adverse impact on Spinco's financial performance, cash flow and results of operations.

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Spinco's acquisition activities may expose it to additional risks in the future.

After completion of the Arrangement, Spinco may undertake evaluations of opportunities to acquire additional mining properties. Any resulting acquisitions may be significant in size, may change the scale of Spinco's business, and may expose it to new geographic, political, operating, financial and geological risks. Success in Spinco's acquisition activities will depend on Spinco's ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of Spinco's ongoing business, the inability of management to maximize the financial and Spinco's strategic position through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, Spinco may need additional capital to finance future acquisitions. However, the market prices for natural resources are highly speculative and volatile, which may affect Spinco's ability to raise future capital. Additionally, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect Spinco's ability to raise capital to acquire and explore resource properties. There can be no assurance that Spinco would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Spinco will operate in a highly competitive industry.

Upon completion of the Arrangement, Spinco will compete with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources, and industry experience greater than Spinco. Spinco may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in its business could adversely affect its ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Spinco may contemplate expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Spinco will be able to compete successfully for new mining properties.

Competition for recruitment and retention of qualified personnel.

Spinco will compete with other exploration companies, many of which have greater financial resources than Spinco or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If Spinco requires and is unsuccessful in acquiring additional personnel or other exploration resources, it will not be able to grow at the rate it desires or at all.

Spinco's directors and officers may have conflicts of interest as a result of their relationships with other companies.

Upon completion of the Arrangement, certain of Spinco's directors and officers will be officers and/or directors of, or be associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors will be required by law, however, to act honestly and in good faith with a view to Spinco's best interests and those of Spinco's shareholders and to disclose any personal interest which they may have in any material transaction which may be proposed to be entered into with Spinco and to abstain from voting as a director for the approval of any such transaction.

Spinco will be dependent on its management.

Upon completion of the Arrangement, Spinco will be dependent on the services of key executives including its President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing Spinco's corporate objectives as well as the identification of new opportunities for growth and funding. Due to Spinco's relatively small size, the loss of these persons or Spinco's inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Spinco's business and financial condition.

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Spinco will be subject to foreign currency fluctuations.

Upon completion of the Arrangement, Spinco will operate in more than one country and its functional currency is the Canadian Dollar. Spinco's offices will be located in Canada, and certain of its mining exploration properties will be located in Mexico and the United States. Spinco's financial results will be reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where Spinco may carryout exploration activities against the Canadian or U.S. Dollar will increase Spinco's costs of carrying out operations in such countries. Fluctuations in and among the various currencies in which Spinco operate could have a material effect on Spinco's operations and financial results.

Joint ventures and other partnerships may expose Spinco to risks.

In the future, Spinco may enter into joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which Spinco has an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, Spinco may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to Spinco or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on Spinco's results of operations, financial performance, cash flows and the value of Spinco's common shares.

Spinco's business will be subject to evolving corporate governance and public disclosure regulations that will increased both Spinco's compliance costs and the risk of noncompliance, which could have an adverse effect on Spinco's share price.

Upon completion of the Arrangement, Spinco will become subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the SEC. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd- Frank Act") with increased disclosure obligations for public companies and mining companies in the United States. Our efforts to comply with the Dodd-Frank Act and other new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No Assurance of Listing of Spinco Shares.

The Spinco Shares are not currently listed on any stock exchange. There is no assurance as to when, or if, the Spinco Shares will be listed on the TSX or on any other stock exchange. Until the Spinco Shares are listed on a stock exchange, shareholders of Spinco may not be able to sell their Spinco Shares. Even if a listing is obtained, ownership of Spinco Shares will involve a high degree of risk.

Spinco does not currently intend to pay cash dividends.

Spinco currently intends to retain future earnings to finance the operation, development and expansion of its business. Spinco does not anticipate paying cash dividends on its common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Spinco's board of directors and will depend on Spinco's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that Spinco's board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of Spinco's securities appreciates.

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Spinco's Securities May Experience Price Volatility.

Securities markets have recently had a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Spinco may include macroeconomic developments locally and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, once, and if, the Spinco Shares are listed on the TSX, the market price of such shares at any given point in time may not accurately reflect the long term value of Spinco.

In the past, following periods of volatility in the market price of a company's securities, shareholders have in some cases instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Spinco.

Dilution.

Spinco will require additional funds in respect of the further development of its mineral projects. If Spinco raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Discretion in the Use of Available Funds.

Management will have broad discretion concerning the use of the available funds of Spinco as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of Spinco on completion of the Arrangement for the application of the available funds of Spinco (see "Available Funds" and "Principal Purposes" above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, Spinco's results of operations may suffer.

Spinco may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Spinco's access to capital or increase the cost of capital. From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader United States and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the "fiscal cliff" and United States government spending cuts. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially. In addition, general economic indicators have continued to deteriorate, including consumer sentiment, unemployment and economic growth and uncertainty about corporate earnings.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including junior mining companies. These disruptions could, among other things, make it more difficult for Spinco to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to Spinco on terms acceptable to it, or at all. Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, Spinco is subject to the risk of loss of its deposits with financial institutions that hold Spinco's cash.

H-45

Indemnified Liability Risk.

Pursuant to the Arrangement Agreement, Spinco has covenanted and agreed that, following the Effective Time, it will indemnify Levon and its subsidiaries from all losses suffered or incurred by Levon or its subsidiaries as a result of or arising directly or indirectly out of on in connection with an Indemnified Liability (as such term is defined in the Arrangement Agreement), which includes (i) a liability or obligation that, following the Effective Time, Levon or any of its subsidiaries is legally obligated to pay but which was incurred or accrued prior to the Effective Time in respect of the Levon Mineral Properties (as such term is defined in the Arrangement Agreement) (including the operations and activities in connection therewith) and (ii) the amount of any tax payable by Levon in respect of either (a) the reorganization of Spinco prior to the Effective Date of the Arrangement or (b) the disposition of the Spinco Shares by Levon to Levon Shareholders (but only to the extent that a tax is payable after Levon has claimed the maximum amount of all credits, deductions, and other amounts available to it, including any loss carryforwards). Spinco will remain liable under this indemnity for six years following the Effective Date.

PROMOTERS

Levon took the initiative of founding and organizing Spinco and its business and operations and, as such, may be considered to be the promoter of Spinco for the purposes of applicable securities legislation. As at the date of the Circular, Levon is the sole (100%) shareholder of Spinco and will transfer the Spinco Assets to Spinco as contemplated by the terms of the Arrangement. See in this Appendix H, "General Development of Spinco's Business", "The Cordero Project" and "Prior Sales". See also in the Circular, "The Arrangement — Background to the Arrangement", "The Arrangement — Reasons for the Arrangement" and "Information Concerning Levon"

Assuming completion of the Arrangement in accordance with its terms, Levon Securityholders will hold approximately 100% of the then issued and outstanding Spinco Shares and Levon will no longer hold any Spinco Shares. See in this Appendix H, "Consolidated Capitalization" and see in the Circular, "The Arrangement — Principal Steps of the Arrangement".

As of the date of this Circular and within the ten years prior to the date of this Circular, Levon has not been subject to:

(a)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order);

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

nor has Levon been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision,

nor has Levon become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

H-46

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Since incorporation, Spinco has not been a party to, nor has any of its property been subject to, any legal proceedings and no such proceedings are known by Spinco to be contemplated.

Regulatory Actions

Spinco has not been subject to any penalties or sanctions imposed by a court or regulatory body and has not been party to any settlement agreement entered into before a court or regulatory body, relating to provincial or territorial securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since Spinco's incorporation, no director, executive officer, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Spinco Shares, or any known associate or affiliate of such person, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Spinco other than Levon in connection with Spinco's incorporation (see in this Appendix H, "Promoters"), the entering into the Arrangement Agreement (see in the Circular, "The Arrangement"), and the transfer of the Spinco Assets to Spinco in connection with the Arrangement (see in this Appendix H, "General Development of Spinco's Business"). See also in this Appendix H, "Material Contracts" below.

Certain of the directors and officers of Levon will also be the directors and officers of Spinco. See in the Circular under the heading "The Arrangement", "Background to the Arrangement", "Recommendation of the Special Committee and the Levon Board", "Reasons for the Arrangement", "Fairness Opinion" and "SciVac Lock-up Agreements".

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditor

The auditor of Spinco is Smythe Ratcliffe LLP, Chartered Accountants, of 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

Registrar and Transfer Agents

The registrar and transfer agent for the Spinco Shares will be Valiant Trust Company of 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 2P1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Spinco since its incorporation:

1.	Arrangement Agreement described under "The Arrangement - Arrangement Agreement"; and

2.	Spinco Option Plan.

Copies of the above-noted material contracts may be inspected by Levon Shareholders at Spinco's head office located at Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 during normal business hours prior to the Meeting, or at the Meeting.

H-47

INTEREST OF EXPERTS

The disclosure regarding the Cordero Project, Spinco's material property pursuant to NI 43-101, included in this Appendix H under the heading "The Cordero Project" was extracted from the Cordero Report and prepared for Levon by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, in compliance with NI 43- 101. Mr. Welhener is a "Qualified Person" and considered "independent" as both these terms are defined in NI 43- 101.

To the best of Spinco's knowledge, as at the date hereof, Stikeman Elliott LLP and Independent Mining Consultants, Inc., each being companies, partnerships or persons who have prepared certain sections of this Appendix H, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Appendix H, or any director, officer, employee or partner thereof, as applicable, have not received a direct or indirect interest in a property of Spinco or any associate or affiliate thereof.

As of the date hereof, each of: (a) the partners and associates of Stikeman Elliott LLP; and (b) the partners and associates of Independent Mining Consultants, Inc., owned, directly or indirectly, less than one percent of the Spinco Shares.

None of the aforementioned persons nor any directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of Spinco, or any associate or affiliate of Spinco, or has received or will receive as a result of the Arrangement a direct or indirect interest in a property of Spinco, or any associate or affiliate thereof.

Smythe Ratcliffe LLP is the auditor for Spinco. Smythe Ratcliffe LLP certified the auditors' report on the financial statements of Spinco for the period ended March 31, 2015 and has confirmed that they are independent with respect to Spinco within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

FINANCIAL STATEMENTS

See in this Appendix H, "Selected Financial Information – Financial Statements" and Schedules 1 and 2.

H-48

SCHEDULE 1 TO APPENDIX H

AUDITED FINANCIAL STATEMENTS OF SPINCO

1027949 B.C. Ltd.

Financial Statements

March 31, 2015

(Expressed in Canadian Dollars)

H-49

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDER OF 1027949 B.C. LTD.

We have audited the accompanying financial statements of 1027949 B.C. Ltd., which comprise the statement of financial position as at March 31, 2015, and the statements of loss and comprehensive loss, changes in shareholder’s equity and cash flows for the 42-day period then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of

1027949 B.C. Ltd. as at March 31, 2015, and its financial performance and its cash flows for the 42-day period then ended, in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia

April 23, 2015

H-50

1027949 B.C. Ltd.

Statement of Financial Position

March 31

(Expressed in Canadian Dollars)

2015

Assets

Current
Cash	$1

Shareholder’s Equity

Capital Stock (note 5)	$1

Approved by:

Ron Tremblay (signed)

Ron Tremblay, President

The accompanying notes are an integral part of these financial statements.

H-51

1027949 B.C. Ltd.

Statement of Loss and Comprehensive Loss

42-Day Period Ended March 31

(Expressed in Canadian Dollars)

2015

Revenues and Operating Expenses	$-

Net Loss and Comprehensive Loss for Period	$-

Basic and Diluted Loss per Share	$0.00

The accompanying notes are an integral part of these financial statements.

H-52

1027949 B.C. Ltd.

Statement of Changes in Shareholder’s Equity

42-Day Period Ended March 31

(Expressed in Canadian Dollars)

	Capital Stock
	Number	Amount	Total

Balance, February 18, 2015	-	$-	$-
Share issued for cash on incorporation	1	1	1

Balance, March 31, 2015	1	$1	$1

The accompanying notes are an integral part of these financial statements.

H-53

1027949 B.C. Ltd.

Statement of Cash Flows

42-Day Period Ended March 31

(Expressed in Canadian Dollars)

2015

Financing Activity
Share issued for cash	$1

Inflow of Cash	1
Cash, Beginning of Period	-

Cash, End of Period	$1

The accompanying notes are an integral part of these financial statements.

H-54

1027949 B.C. LTD.

Notes to the Financial Statements

42-Day Period Ended March 31, 2015

(Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

1027949 B.C. Ltd. (“1027949” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on February 18, 2015, and is a wholly- owned subsidiary of Levon Resources Ltd. (“Levon”). The principal business of the Company is to identify, evaluate and then acquire an interest in a business or assets. The address of its head office is located at

1700 - 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

These financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company’s continuing operations, as intended, are dependent upon its ability to identify, evaluate and negotiate an acquisition of or participation in an interest in properties, assets or businesses. There is significant doubt cast upon the validity of the going concern assumption as it is based on shareholder approval of the Arrangement Agreement entered into on March 20, 2015 (note 7). If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, and the reported expenses.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These financial statements are prepared in accordance with IFRS, as issued by the

International Accounting Standards Board (“IASB”).

These financial statements are presented in Canadian dollars, which is also the Company’s functional currency. All values are rounded to the nearest dollar unless otherwise indicated.

The significant accounting policies set out in note 3 have been applied consistently to all periods presented.

(b) Approval of the financial statements

The financial statements of the Company were approved by the director and authorized for issue on April 23, 2015.

H-55

1027949 B.C. LTD.

Notes to the Financial Statements

42-Day Period Ended March 31, 2015

(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (Continued)

(c) New accounting pronouncements

The following new standard has been issued by the IASB, but is not yet effective: IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to annual periods beginning on or after January 1, 2018.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Financial instruments

(i) Financial assets

The Company classifies its financial assets as fair value through profit or loss (“FVTPL”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for- trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Cash is included in this category of financial assets.

H-56

1027949 B.C. LTD.

Notes to the Financial Statements

42-Day Period Ended March 31, 2015

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Financial instruments (Continued)

(ii) Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for assets or liabilities that are not based on observable market data.

(b) Capital stock

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classifies its financial instrument as follows:

•	Cash is classified as a financial asset at FVTPL

The carrying value of this financial asset approximates its fair value.

The Company’s risk exposure and the impact on the Company’s financial instruments is summarized below:

•	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company is not exposed to significant liquidity risk.

H-57

1027949 B.C. LTD.

Notes to the Financial Statements

42-Day Period Ended March 31, 2015

(Expressed in Canadian Dollars)

5. CAPITAL STOCK

(a) Authorized

Unlimited number of common shares and preferred shares without par value.

 (b) Issued and outstanding

On February 18, 2015, the date of incorporation, the Company issued one common share at a price of $1.

6. CAPITAL MANAGEMENT

The Company is actively looking to acquire an interest in a business or assets and this involves a high degree of risk. The Company has not determined whether it will be successful in its endeavours and does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of capital stock. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations, and is not subject to any externally imposed capital requirements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company defines its capital as equity. Capital requirements are driven by the Company’s general operations. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid.

7. SUBSEQUENT EVENT

Levon entered into an Arrangement Agreement dated March 20, 2015 pursuant to which Levon will acquire 100% of the issued and outstanding common shares of SciVac Ltd. (“SciVac”) in exchange for 501,234,384 common shares of Levon. Upon completion of the Arrangement Agreement, SciVac will become a wholly-owned subsidiary of Levon. Immediately prior to the Arrangement Agreement, Levon will undertake a spinout reorganization, which will result in

1027949 assuming all the assets and liabilities of Levon, other than $27 million in cash that shall be retained in Levon. Levon’s name will be change to SciVac Inc. and 1027949’s name will change to Levon Resources Ltd. Each Levon share will be exchanged for one new Levon share and 0.5 of a 1027949 share, with the result that the Levon shareholders receive the 1027949 shares as a return of capital. On completion of the arrangement, 1027949 will own and operate the existing business of Levon, and Levon will own and operate the existing business of SciVac.

Completion of the Arrangement Agreement is subject to a number of conditions, including but not limited to, approval of the shareholders of the Company and the Supreme Court of British Columbia. Such approvals, if granted, are expected to be received subsequent to the date of approval of these financial statements.

H-58

SCHEDULE 2 TO APPENDIX H

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF SPINCO

1027949 BC Ltd.

Pro Forma Unaudited Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

As at and for the Nine Months Ended December 31, 2014 and for the Year Ended March 31, 2014

H-59

1027949 BC LTD.

Unaudited Consolidated Pro Forma Statement of Financial Position

(Expressed in Canadian dollars)

As at December 31, 2014

	1027949 BC Ltd., as at December 31, 2014 (unaudited)	Levon Resources Ltd, as at December 31, 2014 (unaudited)	Pro forma adjustments (unaudited)	Notes	Pro forma statement of financial position (unaudited)

ASSETS
Current assets
Cash and cash equivalents	$1	$34,605,197	$(27,000,000)	3(a)	$4,494,973
			(2,610,225)	3(b)
			(500,000)	3(c)
Amounts receivable	-	20,456	-		20,456
Prepaid expenses and other current assets	-	165,408	-		165,408
Marketable securities	-	11,835,441	-		11,835,441
	1	46,626,502	(30,110,225)		16,516,278

Non-current assets
Reclamation deposits	-	32,629	-		32,629
Amounts receivable	-	1,971,510	-		1,971,510
Exploration and evaluation assets	-	128,763,649	(78,763,649)	3(d)	50,000,000
Convertible debenture	-	1,059,932	-		1,059,932
Property and equipment	-	83,853	-		83,853
Total Assets	$1	$178,538,075	$(108,873,874)		$69,664,202

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$-	149,443	-		149,443
Due to related parties	-	106,995	-		106,995
Total liabilities	-	256,438	-		256,438

EQUITY
Share Capital	1	237,742,882	(168,335,119)	3(e),3(f)	69,407,764
Equity Reserves	-	16,427,674	(16,427,674)	3(f)	-
Accumulated Other Comprehensive income (loss)	-	369,861	(369,861)	3(f)	-
Deficit	-	(76,258,780)	76,258,780	3(f)	-
Total Equity	1	178,281,637	(108,873,874)		69,407,764
Total Liabilities and Equity	$1	$178,538,075	$(108,873,874)		$69,664,202

The accompanying notes are an integral part of these unaudited consolidated pro forma financial statements.

H-60

1027949 BC Ltd.

Unaudited Consolidated Pro Forma Statement of Operations and Loss

(Expressed in Canadian dollars)

For the nine months ended December 31, 2014

	1027949 BC Ltd. (for the nine months ended December 31, 2014)	Levon Resources Ltd. (for the nine months ended December 31, 2014)	Pro forma adjustments	Note	Pro forma Statement of Operations and Loss
Operating and Administrative Expenses
Consulting and management fees	$-	$669,459	$-		$669,459
Depreciation	-	11,208	-		11,208
Director fees	-	142,500	(142,500)	3(h)	-
Exploration expenditures	-	938,472	-		938,472
General exploration expenditures	-	264,728	-		264,728
Listing and filing fees	-	82,682	-		82,682
Office, occupancy & miscellaneous	-	171,343	-		171,343
Professional fees	-	157,263	-		157,263
Salaries and benefits	-	158,640	-		158,640
Share-based compensation	-	960,542	(960,542)	3(i)	-
Shareholder relations and promotion	-	252,527	-		252,527
Travel	-	250,438	-		250,438

Loss before other items	-	(4,059,802)	1,103,042		(2,956,760)
Interest income	-	515,479	(515,479)	3(j)	-
Unrealized foreign exchange loss	-	(46,661)	46,661	3(j)	-
Net loss for the period	$-	$(3,590,984)	$634,224		$(2,956,760)

The accompanying notes are an integral part of these unaudited consolidated pro forma financial statements

H-61

1027949 BC Ltd.

Unaudited Consolidated Pro Forma Statement of Operations and Loss

(Expressed in Canadian dollars)

For the nine months ended December 31, 2014

	1027949 BC Ltd. (for the year ended March 31, 2014)	Levon Resources Ltd. (for the year ended March 31, 2014)	Pro forma adjustments	Note	Pro forma Statement of Operations and Loss
Operating and Administrative Expenses
Consulting and management fees	$-	$732,234	$-		$732,234
Depreciation	-	20,792	-		20,792
Director fees	-	97,500	(97,500)	3(h)	-
Exploration expenditures	-	3,946,833	-		3,946,833
Listing and filing fees	-	95,448	-		95,448
Office, occupancy & miscellaneous	-	173,735	-		173,735
Professional fees	-	155,866	-		155,866
Salaries and benefits	-	236,828	-		236,828
Share-based compensation	-	103,306	(103,306)	3(i)	-
Shareholder relations and promotion	-	217,133	-		217,133
Travel	-	68,043	-		68,043

Loss before other items	-	(5,847,718)	200,806		(5,646,912)
Interest income	-	609,773	(609,773)	3(j)	-
Gain on disposal of investment	-	1,882	(1,882)	3(k)	-
Unrealized foreign exchange loss	-	157,665	(157,665)	3(j)	-
Net loss for the period	$-	$(5,078,398)	$(568,514)		$(5,646,912)

H-62

1027949 BC Ltd.

Notes to the unaudited consolidated pro forma financial statements

(Expressed in Canadian dollars) (unaudited)

1. BASIS OF PRESENTATION

1027949 BC Ltd. (the “Company” or “Spinco”) is a private company incorporated under the provisions of the British Columbia Business Corporations Act on February 18, 2015. The Company is a 100% owned subsidiary of Levon Resources Ltd. (“Levon”). The unaudited consolidated pro forma financial statements of the Company have been prepared for inclusion in the Joint Information Circular of Levon and SciVac Ltd. (“SciVac”) in connection with an arrangement agreement pursuant to which Levon will acquire all of the issued and outstanding common shares of SciVac Ltd. (“SciVac”) in exchange for 501,234,384 common shares of Levon (the “Arrangement” or the “Transaction”). Upon completion of the Arrangement, SciVac will become a wholly-owned subsidiary of Levon. Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to Spinco, other than $27,000,000 in cash that shall be retained in Levon. Each Levon share will be exchanged for one new Levon share and 0.5 of a Spinco share, with the result that the Levon shareholders receive the Spinco share as a return of capital.

The unaudited consolidated pro forma financial statements of the Company have been prepared by management of Levon Resources Ltd. (“Levon”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) from information derived from the financial statements of Levon. The pro forma assumptions and adjustments as described in Note 3 are based on all information available to management to date.

The unaudited consolidated pro forma statement of financial position of the Company has been prepared assuming the Transaction had occurred on December 31, 2014. The unaudited consolidated statement of operations and loss for the nine months ended December 31, 2014 and for the year ended March 31, 2014 have been prepared as if the Transaction had occurred on April 1, 2014 and April 1, 2013 respectively. The unaudited consolidated pro form financial statements has been prepared in accordance with Levon’s accounting policies, as disclosed in Levon’s audited consolidated financial statements as at and for the year ended March 31, 2014.

The unaudited consolidated pro forma financial statements has been compiled from the information derived from and should be read in conjunction with Levon’s unaudited consolidated interim financial statements as at December 31, 2014 and for the three and nine-month period then ended, and audited consolidated financial statements as at and for the year ended March 31, 2014.

It is management’s opinion that this unaudited consolidated pro forma financial statement includes all necessary adjustments for the fair presentation of the Transaction, as described in Note 3. The unaudited consolidated pro forma financial statement is not intended to reflect the financial position of the Company, which would have actually resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from those recorded in the unaudited consolidated pro forma financial statement and the differences may be material.

H-63

1027949 BC Ltd.

Notes to the unaudited consolidated pro forma financial statements

(Expressed in Canadian dollars) (unaudited)

2. SPIN-OUT OF LEVON’S NET ASSETS

The accompanying unaudited consolidated pro forma financial statements of the Company gives effect to the proposed spin-out of Levon’s assets and liabilities, other than $27,000,000 in cash that shall be retained in Levon, in exchange for common shares of the Company to be issued to Levon. Levon will receive 115,782,211 shares of Spinco and will distribute all 115,782,211 of the Spinco shares to its shareholders. The acquisition of the assets and liabilities from Levon is accounted for as a continuity of interests. The assets and liabilities include the accounts of Levon’s wholly owned subsidiaries as noted below which holds the rights, titles and obligations including the Cordero Sanson Project located near Hidalgo Del Parra, Chihuahua, Mexico.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia, Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited consolidated pro forma financial statements have been prepared and are presented assuming that the following transactions had been completed and adjustments had been effective as of December 31, 2014.

(a)

Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to Spinco, other than $27,000,000 in cash that shall be retained in Levon.

(b)

The Arrangement will trigger a change in control provision resulting in severance payments payable to the CEO and COO of the Company in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by Levon with both parties. The severance payment has an estimated value of $2,610,225 using the foreign exchange rate as at December 31, 2014 and will be paid out of Levon prior to the transfer of all assets and liabilities held by Levon to Spinco.

(c)

The estimated legal and accounting fees that will be incurred in relation to the Arrangement is $500,000. These costs will be paid out of Levon prior to the transfer of all assets and liabilities held by Levon to Spinco.

(d)

Levon will transfer to the Company all of its mining assets including the Cordero Sanson Project located near Hidalgo Del Parra, Chihuahua, Mexico with an estimated fair value of $50,000,000. As the fair value of $50,000,000 is below its book value of $128,763,649, Levon will recognize an impairment loss of $78,763,649 immediately prior to the transfer of all assets and liabilities held by Levon to Spinco.

(e)	Spinco will issue 115,782,212 common shares to Levon as consideration for the transfer of the net assets with an estimated value of $69,407,764.

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1027949 BC Ltd.

Notes to the unaudited consolidated pro forma financial statements

(Expressed in Canadian dollars) (unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(f)

As Levon will only transfer the assets and liabilities held by Levon to Spinco, Levon’s portion of its share capital, reserves, accumulated other comprehensive income and deficit will be eliminated on adjustments.

(g)	All of the Levon Options outstanding at the effective time of the Transaction will be surrendered and transferred to Levon and cancelled.

(h)	Director fees are excluded as there is no director fee compensation plan for Spinco for the nine months ended December 31, 2014 and for the year ended March 31, 2014.

(i)	Share-based compensation is excluded as there are no stock options granted by Spinco for the nine months ended December 31, 2014 and for the year ended March 31, 2014.

(j)	Interest income and foreign exchange gain (loss) that Spinco will ultimately recognize cannot be properly projected and as a result are excluded.

(k)	Gain on disposal of investment is not a recurring transaction and as a result is excluded.

4. PRO FORMA SHARE CAPITAL

	Number of shares	Share capital

Issued on incorporation	1	$1

Issuance of common shares pursuant to plan of arrangement	115,782,212	69,407,764

Pro forma consolidated share capital	115,782,213	$69,407,764

5. PRO FORMA EARNINGS (LOSS) PER SHARE

The pro forma basic and diluted loss per share for the period ended December 31, 2014 and for the year ended March 31, 2014 is based on the number of the Company’s outstanding common shares after giving pro forma effect to the shares to be issued as consideration for the Arrangement, as follows:

Pro forma number of common shares outstanding	115,782,213
Pro forma net loss for the period ended December 31, 2014	2,956,760
Pro forma basic and diluted loss per share	$(0.03)

Pro forma number of common shares outstanding	115,782,213
Pro forma net loss for the year ended March 31, 2014	5,646,912
Pro forma basic and diluted loss per share	$(0.05)

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SCHEDULE 3 TO APPENDIX H

SPINCO AUDIT COMMITTEE CHARTER

Purpose of the Committee

The purpose of the Audit Committee (the "Committee") of the Spinco Board is to provide an open avenue of communication between management, Spinco's independent auditors and the Spinco Board and to assist the Spinco Board in its oversight of:

(a)	the integrity, adequacy and timeliness of Spinco's financial reporting and disclosure practices;

(b)	Spinco's compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of Spinco's independent auditors.

The Committee shall also perform any other activities consistent with this Charter, Spinco's Articles and governing laws as the Committee or Spinco Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Spinco Board and may be removed by the Spinco Board in its discretion. The members of the Committee shall elect a Chair from among their number. A majority of the members of the Committee must not be officers or employees of Spinco or of an affiliate of Spinco. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of Spinco or of an affiliate of Spinco. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing Spinco's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP").

Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors' responsibility is to audit Spinco's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Spinco in accordance with GAAP.

The Committee is responsible for recommending to the Spinco Board the independent auditors to be nominated for the purpose of auditing Spinco's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for Spinco, and for reviewing and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

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Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Spinco Board.

2.	Review the appointments of Spinco's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.	Review with management and the independent auditors the adequacy and effectiveness of Spinco's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditors the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review Spinco's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by Spinco, including consideration of the independent auditors' judgment about the quality and appropriateness of Spinco's accounting policies. This review may include discussions with the independent auditors without the presence of management.

8.	Review with management and the independent auditors significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to Spinco by the independent auditors.

10.	Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and Spinco and all non-audit work performed for Spinco by the independent auditors.

11.	Establish and review Spinco's procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of Spinco.

13.

Perform such other functions and exercise such other powers as are prescribed form time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the Articles of Spinco.

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